Exhibit 99.1

601 – 90 Eglinton Ave East, Toronto, Ontario, Canada M4P 2Y3 +1 416 362 5135 | www.micon - international.com NI 43 - 101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America Effective Date: January 10, 2023 Report Date: January 27, 2023 Prepared By: William J. Lewis, P.Geo. Ing. Alan J. San Martin, MAusIMM (CP) Richard Gowans, P.Eng. OSISKO DEVELOPMENT CORP. 1100, av des Canadiens - de - Montreal Suite 300, P.O. Box 211 Montreal, QC H3B 2S2 Tel: 1.514.940.0685

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Table of Contents

1.0 summary	1
1.1 General	1
1.2 Property Location, Description and Ownership	2
1.3 Accessibility, Climate, Physiography, Local Resources and Infrastructure	3
1.4 History	4
1.4.1 Tintic District – Early Mining History (1869 to 2002)	4
1.4.2 Trixie –Exploration Underground Development and Mining (1927 to 1995)	5
1.4.3 Trixie Exploration and Production (2000 to 2002)	7
1.4.4 Trixie Exploration and Production (2019 to 2021)	7
1.5 Geological Setting and Mineralization	8
1.5.1 Geological Setting	8
1.5.2 District Geology	9
1.5.3 District Mineralization and Structure	10
1.5.4 Geology, Structure and Mineralization at Trixie	10
1.6 Exploration Programs	12
1.6.1 Underground Exploration	12
1.6.2 Exploration Drilling Programs	12
1.7 Metallurgical Testwork	13
1.7.1 Sample Provenance	13
1.7.2 Metallurgical Testwork	14
1.7.3 Testwork Results	15
1.8 Initial Trixie Mineral Resource Estimate	15
1.8.1 Introduction	15
1.8.2 Methodology	15
1.8.3 Resource Database	15
1.8.4 Geological Model	16
1.8.5 Geostatistical Analysis	16
1.8.6 Block Model and Grade Interpretation	17
1.8.7 Model Validation	18
1.8.8 Mineral Resource Classification	18
1.8.9 Reasonable Prospects for Eventual Economic Extraction	18
1.8.10 Mined Void Depletion	19
1.8.11 Trixie Initial Mineral Resource Estimate Statement	20
1.8.12 Mineral Resource Grade Sensitivity Analysis	20
1.9 Conclusions	23
1.10 Exploration Budget and Further Recommendations	23
1.11 Exploration Budget and Other Expenditures	23
1.12 Further Recommendations	25
2.0 Introduction	27
2.1 Terms of Reference	27
2.2 Discussions, Meetings, Site Visits and Qualified Persons	28
2.3 Sources of Information	29
2.4 Units of Measurement and Abbreviations	30
2.5 Previous Technical Reports	33

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3.0 Reliance on other experts	34
4.0 Property Description and Location	35
4.1 General Description and Location	35
4.2 Land Tenure, Agreements, Mineral Rights and Ownership	36
4.2.1 Property Area	36
4.2.2 Acquisition of the Trixie Gold Project	36
4.2.3 Title, Mineral and Surface Rights Summary and Royalties	40
4.3 Encumbrances and Other Significant Factors or Risks	41
4.3.1 Encumbrances	41
4.3.2 Other Significant Factors and Risks	41
4.4 Permitting and Environmental Liabilities	42
4.4.1 Environment	42
4.4.2 Permits and Environmental Liabilities	42
4.5 QP Comments	43
5.0 Accessibility, climate, local resources, infrastructure and physiography	44
5.1 Accessibility	44
5.2 Infrastructure and Local Resources	44
5.3 Topography, Physiography, Vegetation and Climate	45
5.4 Site Facilities	45
6.0 History	48
6.1 Introduction	48
6.2 Tintic District – Early Mining History (1869 to 2002)	48
6.2.1 East Tintic District	48
6.3 Trixie –Exploration Underground Development and Mining (1927 to 1995)	50
6.3.1 Trixie Early Exploration (Pre-1957)	50
6.3.2 Trixie - Shaft Sinking and Underground Development and Mining (1968 to 1992)	51
6.3.3 Trixie Mine, Diluted Grade Production	54
6.4 Trixie Exploration and Production (2000 to 2002)	55
6.5 Trixie, Exploration and Production (2019 to 2021)	55
6.5.1 TCM – Trixie, Modern Target Generation (2019 to 2020)	55
6.5.2 TCM T2 Discovery (2020 to 2021)	58
6.5.3 TCM Underground Development and Mineral Processing (2020 to 2021)	61
7.0 geological setting and mineralization	62
7.1 Geological Setting	62
7.2 District Geology	62
7.3 District Mineralization and Structure	69
7.3.1 Geology, Structure and Mineralization at Trixie	70

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8.0 deposit types	74
8.1 Carbonate Replacement Deposits	75
8.2 High Sulphidation Epithermal Vein Systems	76
8.2.1 Mineralized Structures at Trixie	78
8.2.2 Trixie Gold-Tellurium Mineralization	81
8.2.3 Trixie T2 Structure: A Genetic Model for Mineralization	83
8.3 Porphyry Copper-Gold Potential	85
9.0 Exploration	87
9.1 General Information	87
9.2 Underground Mapping	87
9.3 Chip Sampling	87
9.3.1 Chip Sample Collection Procedures	89
9.3.2 Chip Sample Location Procedures	92
9.4 Trixie Underground 2022 Chip Samples and Assays	93
9.5 QP Comments	127
10.0 Drilling	129
10.1 Drilling Methodology	129
10.1.1 Surface RC Drilling	129
10.1.2 Underground Diamond Drilling	129
10.2 2022 Drilling Program	130
10.2.1 Surface RC Drilling	130
10.2.2 Underground Diamond Drilling	130
10.2.3 Drilling Highlights and Results	133
10.3 Additional Drilling Considerations	140
10.4 Drilling Program Recommendations	140
10.5 Micon QP Comments	141
11.0 Sample preparation, analyses and security	142
11.1 Introduction	142
11.2 Sample Handling and Security	142
11.2.1 Underground Chip Sampling	142
11.2.2 Drill Core Sampling	142
11.2.3 Reverse Circulation Drill Chip Sampling	143
11.3 Assay Laboratories Accreditation and Certification	143
11.3.1 ALS Laboratory	143
11.3.2 Tintic Laboratory	144
11.4 Sample Preparation and Assaying	144
11.4.1 ALS Sample Preparation	144
11.4.2 ALS Gold Assaying	145
11.4.3 ALS Multi-Element Assaying	145
11.4.4 Tintic Laboratory Sample Preparation	145
11.4.5 Tintic Laboratory Gold and Silver Assaying	146
11.5 Quality Assurance and Quality Control	146
11.5.1 Certified Reference Materials (Standards)	146
11.5.2 Blank Samples	149
11.5.3 Tintic Laboratory Sample Preparation Quality Assurance Measures	150
11.5.4 Tintic Laboratory Sample Analyses Quality Assurance Measures	150
11.6 QP Comments	151

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12.0 data verification	152
12.1 General	152
12.2 Site Visit	152
12.2.1 QP Check Sampling	153
12.3 QP Comments	155
13.0 mineral processing and metallurgical testing	156
13.1 Mineral Processing and Metallurgical Testing	156
13.2 Sample Provenance	156
13.3 Metallurgical Testing	156
13.3.1 Metallurgical Sample Characterization	157
13.3.2 Minerology	159
13.3.3 Bottle Roll Leach Tests	161
13.3.4 Gravity Separation Tests	162
13.3.5 Comminution Tests	163
13.3.6 Additional Testwork	163
13.4 Notes Regarding Metallurgical Laboratory Certifications	163
13.5 Conclusions and Recommendations	163
14.0 Mineral Resource Estimates	165
14.1 Introduction	165
14.2 CIM Resource Definitions and Classifications	165
14.3 CIM Estimation of Mineral Resources Best Practices Guidelines	167
14.4 Methodology	167
14.5 Resource Database	168
14.6 Geological Model	169
14.7 Geostatistical Analysis	171
14.7.1 Compositing	171
14.7.2 High Grade Capping	171
14.7.3 Density	172
14.7.4 Variogram Analysis	174
14.7.5 Search Ellipse Parameters	174
14.8 Block Model and Grade Interpretation	177
14.9 Model Validation	178
14.9.1 Visual Inspection	178
14.9.2 Statistical Comparisons	178
14.9.3 Reconciliation	182
14.10 Mineral Resource Classification	182
14.11 Reasonable Prospects for Eventual Economic Extraction	183
14.12 Mined Void Depletion	184
14.13 Mineral Resource Estimate	185
14.14 Mineral Resource Grade Sensitivity Analysis	188
14.15 Factors That Could Affect the Mineral Resource Estimates	191
14.16 Responsibility for the Trixie Mineral Resource Estimate	192

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15.0 Mineral Reserve Estimates	193
16.0 Mining Methods	193
17.0 Recovery Methods	193
18.0 Project Infrastructure	193
19.0 Market Studies and Contracts	193
20.0 environmental studies, permitting, and social or community impact	193
21.0 capital and operating costs	193
22.0 economic analysis	193
23.0 adjacent properties	194
23.1 Freeport McMoRan	195
23.1.1 1996 Historic Mineral Resources	195
23.2 Ivanhoe Electric	195
23.2.1 Property Description and Ownership	196
23.3 QP Comments	197
24.0 other relevant data and information	198
24.1 Trixie Test Mine	198
25.0 interpretations and conclusions	200
25.1 General Information	200
25.2 Trixie Initial Mineral Resource Estimate	200
25.2.1 Introduction	200
25.2.2 Methodology	200
25.2.3 Resource Database	200
25.2.4 Geological Model	201
25.2.5 Geostatistical Analysis	201
25.2.6 Block Model and Grade Interpretation	203
25.2.7 Model Validation	203
25.2.8 Mineral Resource Classification	203
25.2.9 Reasonable Prospects for Eventual Economic Extraction	204
25.2.10 Mined Void Depletion	204
25.2.11 Trixie Initial Mineral Resource Estimate Statement	205
25.2.12 Mineral Resource Grade Sensitivity Analysis	207
25.3 Conclusions	208

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26.0 recommendations	209
26.1 Exploration Budget and Other Expenditures	209
26.2 Further Recommendations	210
27.0 Date and signiture page	213
28.0 References	214
28.1 General Publication and Report References	214
28.2 Website References	216
29.0 Certificates	217

Appendices

APPENDIX 1: Glossary of Mining and Other Related Terms	End of the report

APPENDIX 2: Tintic Project Properties and Mineral Rights	End of the report

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List of Tables

Table 1.1 Resource Cut-Off Grade Parameters	19
Table 1.2 Trixie Deposit Initial Mineral Resource Estimate (MRE) Statement	21
Table 1.3 Gold Grade Sensitivity Analysis at Different Cut-Off Grades	22
Table 1.4 Tintic Project, Recommended Budget for Further Work, Phase 1 (USD)	24
Table 1.5 Tintic Project, Recommended Budget for Further Work Phase, 2 (USD)	24
Table 2.1 Qualified Persons, Areas of Responsibility and Site Visits	29
Table 2.2 Conversion Factors for this Report	30
Table 2.3 List of Abbreviations	30
Table 4.1 Trixie Mineral Claims	40
Table 4.2 Burgin Mineral Claims	41
Table 6.1 Total Recovered Metal and Production Values from the Tintic District	52
Table 6.2 Trixie Mine Historic Production Summary	56
Table 9.1 2022 Trixie Underground Chip Sampling Summary by Development Area	93
Table 9.2 2022 Trixie Underground Chip Sequence Sample Assay Composites – Metric	108
Table 10.1 2022 Surface RC Drilling Assay Highlights in US Measurement Units	134
Table 10.2 2022 Underground Diamond Drilling Assay Highlights in US Measurement Units	134
Table 11.1 ALS Results of Standards used by TCM for the 2022 Drilling Programs	147
Table 11.2 Standards used by TCM for the 2022 Chip Sampling Program	148
Table 11.3 ALS Results of Blanks used by TCM for the 2022 Drilling Programs	149
Table 12.1 Underground Reject Face Chip Samples Selected for Secondary Assaying	154
Table 13.1 Metallurgical Composite Sample Average Head Gold and Silver Analyses	157
Table 13.2 Metallurgical Composite Selected Multi-Element Analyses	157
Table 13.3 Metallurgical Composite Whole Rock Analyses	158
Table 13.4 Summary of QEMSCAN Results	159

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Table 13.5 Summary of Diagnostic Leach Test Results	160
Table 13.6 Summary of T2 Direct Bottle Roll Leach Test Results	161
Table 13.7 Summary of T4 Direct Bottle Roll Leach Test Results	162
Table 13.8 Summary of T2 Gravity and Gravity Tails Leach Test Results	162
Table 13.9 Summary of Comminution Test Results	163
Table 14.1 Top Capping Grades for Gold and Silver	171
Table 14.2 Sample Statistics for Gold and Silver for Raw Samples, Capped Composites and Uncapped Composites	172
Table 14.3 Bulk Density Values Used for the Mineralized Domains of the Trixie Deposit	173
Table 14.4 Variogram Models for Gold and Silver for each Mineralized Domain	175
Table 14.5 Estimation Parameters used for each Mineralized Domain	177
Table 14.6 Summary of the Block Model Characteristics	178
Table 14.7 Global Bias Analysis Between the Interpolation Methods	180
Table 14.8 Local Reconciliations of Underground Development Data with the Resource Model	182
Table 14.9 Resource Cut-Off Grade Parameters	184
Table 14.10 Trixie Deposit Initial Mineral Resource Estimate (MRE) Statement	187
Table 14.11 Gold Grade Sensitivity Analysis at Different Cut-Off Grades	188
Table 24.1 Trixie Test Mine Key Operating Details	198
Table 25.1 Resource Cut-Off Grade Parameters	204
Table 25.2 Trixie Deposit Initial Mineral Resource Estimate (MRE) Statement	206
Table 25.3 Gold Grade Sensitivity Analysis at Different Cut-Off Grades	207
Table 26.1 Tintic Project, Recommended Budget for Further Work, Phase 1 (USD)	209
Table 26.2 Tintic Project, Recommended Budget for Further Work, Phase 2 (US$)	209

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List of Figures

Figure 4.1 Location Map for the Tintic Project	35
Figure 4.2 TCM Property Outline within the East Tintic District	37
Figure 4.3 Tintic Project Individual Claims Map	38
Figure 4.4 Tintic Project Surface Ownership	39
Figure 5.1 Overview of the Trixie Test Mine looking towards the Northeast	44
Figure 5.2 Burgin Site Infrastructure	46
Figure 6.1 Overview of the Major Historic Mineral Deposits of the Tintic District	49
Figure 6.2 Oblique 3D Model View of all Historic and Modern (T2) Development at Trixie	53
Figure 6.3 Trixie Headframe	57
Figure 6.4 Cross Section, Looking North, of the Surface RC Hole Intersections that Led to Discovery of the T2 Structure	58
Figure 6.5 Plan Map of the 625 and 750 Levels and the T2 and T4 Mineralized Zones	59
Figure 6.6 An Early Mining Face on the T2 Structure Looking North	60
Figure 6.7 Overview Map of the Southern End of 625 ft Level	61
Figure 7.1 Map of the Tintic District Displaying Mineral Occurrences and Regional Tectonic Framework	63
Figure 7.2 Palaeozoic Stratigraphy of the Tintic District	64
Figure 7.3 Partial N-Facing 7.5’ Eureka Quadrangle Section A-A’	66
Figure 7.4 Oligocene Volcano-Magmatic Stratigraphy of the Tintic District with Select Reported Geochronologic Data	67
Figure 7.5 Simplified USGS Geologic Map of the East Tintic District	68
Figure 7.6 East-Facing Geological Long Section Displaying Underground Development at Trixie	73
Figure 8.1 Generalized Model of Deposit Styles in the East Tintic District	75
Figure 8.2 CRD-Style Base-Metal Mineralization, Massive Galena Typical of the Historic Burgin, Tintic Standard and North Lily Mines	76

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Figure 8.3 Typical Sulphide Au-Ag-Rich Vein Mineralization found at Trixie and in the Historic Eureka Standard Mine, Hand Sample taken from the Eureka Standard Dump Pile	77
Figure 8.4 North Facing Geological Cross-Section displaying Mineralized Domains and Controlling Structures at Trixie	79
Figure 8.5 East facing Geological Long-Section showing Mineralization and Development at Trixie	80
Figure 8.6 Left: Hand Sample from the T2 Structure; Right: Hand Sample from the T4 Stockwork Zone	82
Figure 8.7 Thin Sections from the T2 Structure	82
Figure 8.8 Schematic Section of Mineralization and Alteration Associated with the T2 Structure	84
Figure 8.9 Mapped Lithological Caps Relative to Known Deposits	86
Figure 9.1 Example of an Underground Map Sheet	88
Figure 9.2 Schematic illustrating the Three Classifications of Chip Sample Sequences Underground at Trixie	89
Figure 9.3 Example of a Chip Sampling Sketch and Data Sheet, CH1317	90
Figure 9.4 Post-Sampling Face Photo of Site CH1317	92
Figure 9.5 Trixie Long-Section Displaying New Development and Chip Sequence Sample Assay Map/Section Location Traces	94
Figure 9.6 Trixie Chip Sample Assay Map 1 of 11: 625 Level Development	95
Figure 9.7 Trixie Chip Sequence Assay Map 2 of 11: 665 Sublevel (Eileen Drift) Development	96
Figure 9.8 Trixie Chip Sequence Assay Map 3 of 11: 665 Sublevel (Eileen) Ramps and Historic Development	97
Figure 9.9 Trixie Chip Sequence Assay Map 4 of 11: Sill 2 Development Cut and Raise 4 Bench	98
Figure 9.10 Trixie Chip Sequence Assay Map 5 of 11: Sill 3 Development Cut	99
Figure 9.11 Trixie Chip Sequence Assay Map 6 of 11: Sill 4 Development and Exploration Cuts	100
Figure 9.12 Trixie Chip Sequence Assay Map 7 of 11: Sill 5 Development and Exploration Cuts	101
Figure 9.13 Trixie Chip Sequence Assay Map 8 of 11: Sill 6 Development Cut	102
Figure 9.14 Trixie Chip Sequence Assay Map 9 of 11: Sill 7 and 8 Development Cuts	103

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Figure 9.15 Trixie Chip Sequence Assay Map 10 of 11: Raise 1 Pillar Cut 1	104
Figure 9.16 Trixie Chip Sequence Assay Map 11 of 11: Raise 1 Pillar Cut 2	105
Figure 9.17 Trixie Chip Sequence Assay Section 1 of 2: Raises 4 and 5	106
Figure 9.18 Trixie Chip Sequence Assay Section 2 of 2: Raise 6	107
Figure 10.1 Surface RC Drill Rig	130
Figure 10.2 2022 Surface Reverse Circulation Drill Hole Collar Locations	132
Figure 10.3 2022 Underground Diamond Drill Hole Collar Locations	133
Figure 10.4 2022 Surface RC Drilling Locations for TRC040, TRC048 and TRC082. Looking 000	136
Figure 10.5 Underground Diamond Drilling Assay Locations for TUG-625-060, TUG-625-064, TUG-625-065, TUG-625-066, TUG-625-069. Looking 027	137
Figure 10.6 2022 Underground Diamond Drilling Assay Locations for TUG-625-27, TUG-625-28, TUG-625-29, TUG-625-30A, TUG-625-50, TUG-625-70. Looking 000	138
Figure 10.7 2022 Underground Diamond Drilling Assay Locations for TUG-625-056, TUG-625-057, TUG-625-058. Looking 000.	139
Figure 11.1 Example of ALS Results for Standard OREAS 239 for the 2022 Drill Programs	148
Figure 11.2 ALS Results of Blanks for the 2022 Drilling Programs	150
Figure 12.1 Trixie Headframe showing the Cage to access Underground	153
Figure 14.1 Plan View (left) and Orthogonal View Looking Northwest (right) of the Trixie Drill Hole and Chip Sample Database	169
Figure 14.2 Vertical Section View of the Trixie Geological and Resource Domain Wireframes Looking North	170
Figure 14.3 Example of Experimental and Modelled Variogram (Correlogram) for Gold in the T2 Domain	176
Figure 14.4 Visual Model Validation Comparison of Block Grades with Raw Sample Grades; Left: Plan View at 5,445 +/- 1.5 m; Right: Vertical Section Looking North at Northing 23,755 +/- 1.5 m	179
Figure 14.5 Statistical Model Validation; Swath Plots in the Three Principal Orientations and the Gold Grade Histogram, Comparing Declustered Sample Grades with the Estimated Model Grades (Example from the T2 Domain)	181

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Figure 14.6 Vertical Long Section Looking East at the Current Development Voids and Historical Buffers, Used to Deplete the Trixie Mineral Resources	186
Figure 14.7 Grade Tonnage Curves Indicating the Sensitivity of the Measured and Indicated Mineral Resources at Different Cut-Off Grades	190
Figure 14.8 Grade Tonnage Curves Indicating the Sensitivity of the Inferred Mineral Resources at Different Cut-Off Grades	191
Figure 23.1 Map of Adjacent Property Land Holders	194

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1.0 summary

1.1	General

Osisko Development Corp. (Osisko Development) has retained Micon International Limited (Micon) to independently review and verify its initial mineral resource estimate (MRE) for the Trixie deposit located within the boundaries of its Tintic Project (the Project) in the State of Utah, USA. and to compile a Canadian National Instrument (NI) 43-101 Technical Report disclosing the results of the MRE.

The geologic modelling for the Trixie deposit was completed by Osisko Development’s senior production geologist Courtney Kurtz, P.G. using Leapfrog Geo software. The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P.Geo., using Datamine Studio RM Pro 1.12 software. The MRE was then reviewed and validated by William Lewis, P.Geo. and Alan San Martin, AusIMM(CP), of Micon.

For the purpose of disclosure in this Technical Report, William Lewis, P.Geo., who is independent of Osisko Development and is a Qualified Person within the meaning of NI 43-101, is responsible for the initial mineral resource estimate by virtue of his independent review and validation of the work conducted by Osisko Development.

A site visit was conducted from September 12 to September 16, 2022, by Mr. Lewis to independently verify the geology, mineralogy, drilling programs and the Quality Assurance/Quality Control (QA/QC) programs at the Tintic Project.

When conducting, reviewing and validating the initial mineral resource estimate, Osisko Development and the Qualified Persons (QPs) used the following guidelines, published by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM):

1.	The CIM Definitions and Standards for Mineral Resources and Reserves, adopted by the CIM council on May 10, 2014.

2.	The CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29, 2019.

This report discloses technical information, the presentation of which requires the QPs to derive sub-totals, totals and weighted averages that inherently involve a degree of rounding and, consequently, introduce a margin of error. Where these occur, the QPs do not consider them to be material.

The conclusions and recommendations of this report reflect the QPs best independent judgment in light of the information available to them at the time of writing. Micon and the QPs reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by Osisko Development subject to the terms and conditions of its agreement with Micon. That agreement permits Osisko Development to file this report as a Technical Report on SEDAR (www.sedar.com) pursuant to provincial securities legislation, or with the Securities and Exchange Commission (SEC) in the United States.

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Osisko Development Corp.

Neither Micon nor the QPs have, nor have they previously had, any material interest in Osisko Development or related entities. The relationship with Osisko Development is solely a professional association between the client and the independent consultants. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

Micon and the QPs are pleased to acknowledge the helpful cooperation of Osisko Development management, personnel and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

This report supersedes and replaces all prior Technical Reports written for the Tintic Project.

1.2	Property Location, Description and Ownership

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 kilometres south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The township of Eureka is located approximately 6.4 km northwest of the Trixie test mine.

The coordinates of the centre of the Project are 407,700mE and 4,423,400mN, referenced in NAD83, Northern UTM Zone 12. The Project area is located on Eureka Quadrangle, US Topographic Map 1:24,000 scale, 7.5 Minute Series.

The nearest rail siding, in use, is located at Tintic Junction, approximately 10 km west of the Project.

The area of the Tintic Project owned or controlled by Osisko Development comprises 1,105 claims totalling 5,746 ha (14,200 acres) of patented mining claims and a further 107 unpatented mining claims of approximately 1,214 ha (3,000 acres). Osisko Development owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

Osisko Development verified the status of the mineral title to certain patented mining claims by engaging Utah legal counsel to conduct a review of Osisko Development’s chain of title for the select patented mining claims within the land package, covering approximately 243 ha (600 acres) surrounding the Trixie and Burgin mines. Utah legal counsel conducted their title review by examining the United States Bureau of Land Management records, including the patents issued by the United States, mineral survey and master title plans, and the official records of the Utah County Recorder’s Office, including the abstract (tract), mining claims, and grantor/grantee indices, among miscellaneous other records. This consolidated land position has been acquired over a hundred years of prior consolidation in the District. Osisko Development also engaged Wolcott LLC, an independent consultant, to conduct field checks and generate a geospatial database.

On May 30, 2022, Osisko Development announced the acquisition of 100% of Tintic Consolidated Metals LLC (TCM) (the “Acquisition”) from IG Tintic LLC (IG Tintic) and Chief Consolidated Mining Co. (CCMC) (the “Vendors”) for total consideration at closing of approximately USD 177 million in cash and shares of Osisko and:

i.	USD 12.5 million in deferred payments

ii.	a 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within 5 years; and

iii.	other contingent payments, rights and obligations.

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Osisko Development Corp.

1.3	Accessibility, Climate, Physiography, Local Resources and Infrastructure

The closest major airport to the Tintic Project is in Salt Lake City, Utah (UT), located to the north-northwest of the city of Provo, UT via Interstate 15. Access to the Tintic Project from Provo, is via Interstate 15, a distance of 36 kilometres (km) south to exit 248 to US 6, then west on US 6, 27 km to Silver Pass Road, and then south 3.2 km to the Burgin project office site. The Trixie test mine is located 2.6 km southwest of the Burgin office on the paved Silver Pass Access Road. Provo and other smaller towns, including Payson, Santaquin and Eureka are also adjacent to the Project.

The towns of Goshen, Santaquin, Payson and Provo are the main sources for supplies and services. Tintic Project personnel and contractors also live in these areas.

The Project has sufficient power and water to support a mining operation.

Topographic relief in the East Tintic District ranges from 1,494 m in the Goshen Valley east of the District to 1,996 m at nearby Mineral Hill. The elevation at Trixie is 1,852 m.

The Tintic Mountains host the scanty vegetation typical of an arid region. Different species of cactus, forbs and shrubs grow on exposed rocky points. The more common trees of the higher slopes are pinyon pine, juniper and mountain mahogany. At lower elevations, maple thickets occur in the dry ravines, especially on the eastern slopes, while aspens are found in sheltered spots, more commonly those of northern exposure. In the valleys, sagebrush, rabbitbrush, Brigham’s tea and cheat grass constitute almost the entire vegetation. Range improvement projects in the area have had some effect on improving grazing.

The climate of the East Tintic District is semi-arid. The U.S. Climate data website noted that the mean monthly low temperatures at the nearby town of Elberta range from -10° Celsius (C) (15° Fahrenheit (F)) in January to 15°C (58°F) in July. The mean monthly high temperatures range from 2°C (37°F) in January to 33°C (93°F) in July. The Project has year-round access and operating season.

The Project’s main office, laboratory, workshops and onsite processing facilities are located at the Burgin site, immediately off Highway 6 and northeast of the Trixie test mine. The Burgin mine is a past-producing underground operation that was last mined in 1976. All references to Burgin in this report are with respect to the main office and surface facilities located at this site, and not to the Trixie test mine or deposit, unless otherwise specified.

A mill facility previously operational in 2002 is located at the Burgin site. In October, 2021, a pilot vat leaching circuit was established within the old Burgin mill facility for the recovery of gold and silver from of the mineralized material from the Trixie test mine. Osisko Development’s recent operations also included trucking mineralized material to an offsite facility for vat and heap leaching. This activity occurred from late 2020 up to May, 2022.

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Osisko Development Corp.

In 2022, a pilot tailings facility was constructed on site adjacent to the mill facility. The facility was double lined for potential future re-permitting and use as a heap leach facility.

The onsite laboratory at the Burgin site provides fire assay analysis for gold and silver for all underground grade control sampling from the Trixie test mine. Atomic Absorption Spectrometry (AAS) and bottle roll analysis to complement onsite VAT leaching and processing has also been established. Using an onsite laboratory to assay samples generated on site is common practice in the mining industry. Onsite laboratories usually participate in round robin exercises with government or independent laboratories as part of their Quality Assurance and Quality Control programs. In addition, onsite laboratories, such as the Burgin site usually send out check samples and engage laboratory auditing consultants to independently review their procedures.

The mineral property is sufficiently large that construction of further infrastructure at the Project will not be hindered by lack of space.

1.4	History

1.4.1	Tintic District – Early Mining History (1869 to 2002)

Economic mineralization in the Tintic District was first discovered in 1869 and, within a few years, most of the major outcropping ore bodies were being mined and many of the historic mining towns, including Diamond, Silver City, Mammoth, Eureka, Dividend and Knightsville had been established. By 1899, the Tintic District had become one of the richest mining districts in the USA. Active mining in the district continued through the 20th and the beginning of the 21st century.

1.4.1.1	East Tintic District

Even though many claims in what is now identified as the East Tintic District had been staked before the turn of the 20th century, the only known occurrence of surface mineralization was in a small outcrop near the present Eureka Lilly shaft. All future discoveries of the blind ore bodies in the East Tintic District have been based on surface alteration and underground geological interpretation.

E.J. Raddatz became interested in the East Tintic District around 1906 and acquired a major holding in what is now the Tintic Standard area. Raddatz reasoned that, even though the surface rocks were inhospitable, there was a chance of discovery in the Ophir limestone at depth. It took a considerable amount of time, two shafts and thousands of feet (ft) of drift and winze workings but, in 1916, the Tintic Standard deposit was discovered and went on to become one of the major lead-silver mines in the world.

Mining geologists, attracted by the discovery of the Tintic Standard deposit, began to study the district. Based on these studies, a long drive on the 700 level of the Tintic Standard mine was commissioned. This exploration work intersected the mineral deposit that became the North Lily mine. Similar strategies led to the discovery of the Eureka Standard mine.

During World War II, the United States recognized that, in the event of a long war, new sources of raw material would be essential. As a result, the US Geological Survey undertook an exploration program seeking blind ore bodies in the East Tintic District. One of the blind targets identified by the USGS was the CCMC oxide area, a prominent outcrop of oxidized and pyritized volcanics which overlies the Burgin deposit. However, no major discovery was made from either the sinking of the 22.6 m (75 ft) deep CCMC shaft or the drift from the Apex Standard mine. It was later surface drilling that made the discovery of the Burgin ore body.

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Osisko Development Corp.

District production slowly increased through discovery of new mines and peaked between 1921 and 1930. From that peak, production decreased to a low between 1961 and 1970. Production from the Burgin mine led to a second peak of between 1971 and 1976.

1.4.2	Trixie –Exploration Underground Development and Mining (1927 to 1995)

1.4.2.1	Trixie Early Exploration (Pre-1957)

Following the discovery of the Tintic Standard deposit in 1917, the North Lily deposit in 1927 and the Eureka Standard deposit in 1928, interest was sparked over a poorly exposed structure overlying the current location of the Trixie test mine.

Intense hydrothermal alteration of volcanic rocks exposed at surface at the Trixie site attracted the attention of the U.S. Bureau of Mines, which, in 1946-1947 conducted a number of studies in the Trixie area.

Between 1954-1955 the USGS conducted sampling and mapping of the area immediately north of the current Trixie shaft location. This was followed up by the drilling that confirmed the presence of the Trixie fault and the validity of the surface anomalies when low-grade lead-zinc ore was intersected in the Trixie fault zone. After the conclusion of the USGS research program in 1956, Bear Creek Mining completed additional holes in the target area and several of these holes intersected strong lead-zinc replacement mineralization in the underlying limestone. Despite the apparent presence of ore-grade mineralization at depth, the disappointing core recoveries resulted in surface exploration work being terminated in 1957. Subsequently, the decision was made to conduct future exploration from underground.

1.4.2.2	Trixie - Shaft Sinking and Underground Development and Mining (1968 to 1992)

The sinking of the Trixie shaft was initiated in 1968 and had reached the 750 ft level by 1969. Although the initial target of exploration at the Trixie historic mine was lead-zinc replacement mineralization in the hanging wall of the Trixie Fault, a gold-bearing structure was encountered during shaft sinking. This northerly-trending and steeply west-dipping structural zone became the primary source of ore, which was concentrated along three gold-silver mineralized shoots referred to as the 756 ore shoot, the 75-85 ore shoot, and the Survey zone.

The original carbonate replacement deposit (CRD) that was discovered at the Trixie historic mine in 1969 is located on the north end of the deposit within the downthrown carbonate sequence north of the Trixie fault. While limited in scale, the replacement mineralization consists of massive sulphide minerals and jasperoid between the 750 ft level and 900 ft level.

The 756 ore shoot represents the most productive of the three historically mined ore zones. This ore shoot plunges to the north, towards the Trixie and Eureka Standard faults and was mined continuously from approximately 75 ft above the 625 level to below the deepest 1350 level development. Based on limited historic drilling it remains open at depth.

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In 1976, as mining and exploration continued within the 756 ore shoot, the 75-85 ore shoot was discovered approximately 1,600 ft (488 m) south of the Trixie shaft. The 75-85 ore shoot was mined from approximately 50 ft (15 m) above the 625 level down to the 1200 level.

In early 1980, Bear Creek Mining discovered the Survey zone while exploring for the Sioux-Ajax fault by drifting south on the 1050 ft level of the Trixie historic mine. The Survey vein segment was explored and extensively developed by Kennecott on the 750, 900, 1050 and 1200 levels during the pre-1995 silica flux mining periods. The southern end of the Survey Vein is extended for a distance of 3,400 ft south of the main shaft along the 1050 level and it remains open to the south and at depth.

In 1980, Sunshine Mining Corporation leased the Burgin unit from CCMC and by 1983 had also begun work at Trixie where it re-started mining operations and undertook additional underground development and diamond drilling. Much of the underground development and drilling from this time appears to have been focused on the 900, 1050, 1200 and 1350 levels. Perhaps the most notable exploration efforts at Trixie during this time were the southerly extensions of the 900, 1050 and 1200 ft level drifts, following the discovery of the Survey zone and the northeastward extension from the 1350 ft level to connect with the 1100 ft level of the Eureka Standard mine. This connection provided the underground access needed to evaluate the Eureka Standard fault along-strike and down-dip from the original Eureka Standard mine workings. Sunshine operated the Trixie historic mine until terminating their lease with CCMC at the end of 1992.

1.4.3	Trixie Exploration and Production (2000 to 2002)

Between 2000 and 2002, CCMC (through its affiliate Tintic Utah Metals LLC) undertook an aggressive surface and underground drilling program at Trixie resulting in the discovery of a small-tonnage gold-silver resource associated with the earlier mined 75-85 mineralized zone. The 625 ft level was developed within the mine in 2001, but mining was suspended due to the decrease in the price of gold below $300/oz and CCMC’s financial and reported management problems.

1.4.4	Trixie Exploration and Production (2019 to 2021)

1.4.4.1	TCM – Trixie, Modern Target Generation (2019 to 2020)

TCM acquired the historical Trixie mine at the beginning of 2019, and initially focused its assessment on the base-metal resource opportunity at the Burgin mine. However, high-grade gold opportunities that had potential for near-term production and revenue at Trixie quickly became the focus of the company. Since most of the historic mining was focussed on the steep west-dipping structural corridor with very little development or exploration into either the footwall or hanging wall, there was high potential to define additional mineralized structures in close proximity to the existing underground infrastructure.

In August, 2019, TCM made the decision to commence rehabilitation of the historic mine and shaft, with the intention of beginning underground drilling and exploration of documented targets on the historic 625 ft and 750 ft development levels.

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By December, 2019, TCM had compiled the historic Trixie datasets into a new 3D model of the deposit and identified a significant new target in the immediate footwall to the 610 stope. This new target, initially termed the North Survey Vein, was developed from reconsidering assays within historic surface RC holes which could not have originated from any of the historically mined areas. Further investigation of this target led to the discovery of the T2 and T4 structures.

The broad zones of mineralization encountered in the 2000-2001 surface RC drilling were originally interpreted to be caused by the smearing of mineralization within the holes. However, 2021 exploration work by TCM demonstrated that mineralization up to 60 ft in width is associated with the T4 stockwork. The broad zones of mineralization encountered in the 2000-2001 RC drilling were thus re-interpreted as intercepts of T2-T4 stockwork mineralization in the immediate footwall of the 75-85 structure.

1.4.4.2	TCM T2 Discovery (2020 to 2021)

Between February and June, 2020, refurbishment of the 625 level was completed and this allowed for the commencement of underground diamond drilling. A total of five diamond drill holes were completed between June and August, 2020.

Despite extremely difficult drilling conditions, visible mineralization within the footwall of the 610 stope was confirmed in three of the five holes. With the visual confirmation of the mineralization and structure, a decision was made by TCM management to commence development of an exploration drift eastward towards the target zone.

The decision to develop into the target zone proved extremely fortuitous as only 13 m (44 ft) east of the historic 625 ft level development, TCM drifted directly into the T2 structure.

Abundant visible gold associated with the striking green colour of the mineralized zone aided the visual identification and test mining of the T2 structure. Initial test mining continued north and south on-strike of the steeply east dipping structure to determine potential strike lengths of the mineralized zone. At the same time, the original 609 exploration cross-cut was extended further eastward to test ground immediately east of the T2 structure for further mineralization. Together with additional diamond drilling and exploration cross-cuts a broad zone of mineralized stockwork veining up to 25 m (80 ft) in width was identified, and this is referred to as the T4 stockwork zone of mineralization.

1.4.4.3	TCM Underground Development and Mineral Processing (2020 to 2021)

In November, 2020, the first shipment of mineralized material was shipped to an offsite processing facility and the first gold was poured by TCM. Continual underground development and drilling through 2021 helped define T2 mineralization over a 120 m (400 ft) strike length and led to the recognition of the scale of the T4 stockwork mineralization. Design work for a surface portal and internal decline ramp to access the Trixie underground development was commenced shortly thereafter. A geological model for T2-T4 mineralization identified the potential significance of the overlying Ophir Shale as a cap above the Tintic Quartzite host rock in influencing the T2-T4 mineralized zone. In the fall of 2021, the Burgin processing facility was equipped with an onsite vat leaching process. On May 30, 2022, Osisko Development announced the completion of its acquisition of TCM.

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1.5	Geological Setting and Mineralization

1.5.1	Geological Setting

The Tintic Project is located within the historic Tintic mining district, a cluster of base and precious metal deposits covering more than 200 square kilometres (km2) (or approximately 80 square miles) within the East Tintic Mountains of north-central Utah. The district is centred approximately 90 km (56 miles) south-southwest of Salt Lake City and 65 km (40 miles) south of the Bingham Canyon porphyry Cu-Au-Mo deposit. The East Tintic Mountains occupy a position within the Late Cretaceous Sevier fold and thrust belt approximately 30 km (20 miles) from the eastern limit of the Basin and Range extensional province, as defined by the surface expression of the Wasatch fault. District mineralization is associated with a post-Sevier compression and pre-Basin and Range extension period of magmatism spanning ca. 27-35 Ma (latest Eocene to Oligocene). Commonly divided into Main, East, North and Southwest subdistricts, the greater Tintic is collectively the second largest metal producing district in Utah state, with Bingham first and Park City a close third. The core Tintic Project area covers more than 90% of known deposits within the East Tintic subdistrict. Additional coverage extends north, west, and south into the North, Main and Southwest districts, respectively.

1.5.2	District Geology

The geology of the Tintic district can be summarized as the record of four major phases of geologic evolution. These are 1) development of a Palaeozoic platformal sequence atop previously deformed Precambrian basement, 2) folding, faulting and uplift accommodating east-west shortening during Late Cretaceous Sevier Orogeny, 3) latest Eocene to Oligocene calc-alkaline magmatism associated with district mineralization, and 4) Miocene to recent Basin and Range extension.

Accommodation of east-west shortening during Late Cretaceous Sevier Orogeny resulted in the development of the district scale Tintic syncline-East Tintic anticline fold pair, and several associated district-scale generally west-vergent thrusts. The geometry of the sub-horizontal roughly north-south trending fold pair is responsible for the general basement architecture of the Tintic district, wherein the youngest (Mississippian) rocks of the Palaeozoic sequence are preserved along the trough of the Tintic syncline in the Main district and the Tintic Quartzite is present at its highest structural levels along the crest of the East Tintic anticline in the East district. High-angle structures developed in relation to the Sevier orogeny include a system of predominantly northeast trending faults, with strike-slip offset interpreted as accommodating differential displacement syn-compression, and a system of variably oriented normal faults developed in accommodation of late to post-orogenic gravitational collapse.

Extensive erosion following Sevier uplift resulted in the development of a rugged paleo-topography by the onset of district magmatism ca. 35 Ma. The latest Eocene to Oligocene magmatic record consists of a quartz latite flow and tuff dominant sequence of irregular thickness up to 1,500 m (5,000 ft) with cross cutting to coeval locally porphyritic monzonite to quartz monzonite intrusions of varying geometries. District mineralization, dated in the East Tintic at around 31 Ma, is contemporaneous and associated. In the East Tintic district, known fissure-vein and replacement deposits are nearly exclusively buried beneath the irregular volcanic cover. While the basal (pre-mineral) volcanic cover hosts no significant mineralization, it is commonly characterized by significant hydrothermal alteration. Several sub-km-scale lithocaps point to potential porphyry targets at depth, where more localized alteration along predominantly north to northeast-trending fissures with associated pebble dikes were used in successful targeting of many of the known historic deposits.

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The Palaeozoic sequence and its irregular volcanic cover are disrupted by Basin and Range extensional faulting. Miocene-age volcanics likely mark the onset of extension in the district ca. 16-18 Ma. While any pre-existing fault structures are likely primed for some degree of Basin and Range extensional reactivation, the most significant normal offsets occur along roughly north-south trending structures, e.g., the district-scale Eureka Lilly fault. The variably north-south striking and west-dipping Eureka Lilly fault forms a major aquitard through the East Tintic district, dividing a fresh, cool-water-table in its hanging-wall to the west from a hot and saline water table in its footwall to the east. Post-lava offset on the Eureka Lilly fault is apparently variable along strike and may account for only one-half to a third of the total offset across the structure, believed to have initiated during Late Sevier orogeny.

1.5.3	District Mineralization and Structure

The four subdistricts of the Tintic are in part distinguishable in terms of their known mineral occurrences, hosted within the deformed Palaeozoic sequence and, to a more limited extent, Oligocene monzonitic intrusions. The Main district is the most historically productive district by far, with characteristic carbonate-hosted lead-zinc-silver replacement deposits that form predominantly north to northeast-trending sub-horizontal zones rooted into subvertical chimney-like mineralized bodies rich in copper, gold and silver. Carbonate-replacement deposits with economic zinc ± lead ± silver are likewise present in the East district and the historically least-productive North district. The East district is unique in terms of the relative structural complexity of its deposits, and by the added presence of gold and silver-rich high-sulphidation fissure vein systems hosted within the brittle and unreactive Tintic Quartzite, such as at Trixie. The Southwest district is characterised by a relative dominance of igneous rocks, containing fissure systems hosted within the Silver City stock and smaller associated monzonitic porphyry intrusions. The Southwest district is also host to the Southwest Tintic porphyry copper system, viewed as subeconomic but with minor historical production from peripheral high-sulphidation, copper-silver-lead veins. Several key observations suggest the presence of additional and potentially economic porphyry centres within the district. This includes indicator clay assemblages and elevated molybdenum and/or copper-lead ratios at the Big Hill, Silver Pass, and Government Canyon lithocaps, all contained within the Tintic Project claims area.

1.5.4	Geology, Structure and Mineralization at Trixie

Mineralization at the Trixie test mine is structurally controlled within a north-south-trending fissure-vein and breccia system developed within the brittle Tintic Quartzite. Gold and silver-rich mineralization within the so-called Trixie vein system is best classified as high-sulfidation epithermal (see discussion in Section 8). Current development at Trixie is focused within the footwall to the historically productive steep-to-the-west-dipping 75-85 structure, targeting the subvertical-to-the-east-dipping T2 fissure vein, its hanging -wall T4 breccia zone, and a network of smaller-scale likewise north-south-trending mineralized fissures contained within it.

Sub-horizontal Palaeozoic strata exposed in underground at Trixie are believed to occupy a position within or proximal to the hinge zone of the East Tintic anticline, the nature of which may exert primary influence on the geometry, frequency, and distribution of grade controlling structures within the Trixie vein system. The stratigraphic contact between the Tintic Quartzite and overlying and impermeable lower shale member of the Ophir Formation appears to have a major controlling influence on the development and distribution grade and mineralization at Trixie. While controlling structures within the Trixie vein system do penetrate the younger overlying sequences, mineralization typically displays strong rheologic control and is restricted to the older and underlying brittlely fractured Tintic Quartzite host.

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The main shaft of the historic Trixie mine was collared at approximately 1,852 m (6,075 ft) elevation into an outcropping window of Middle Cambrian Teutonic Limestone. The shaft passes through the full thickness of the Ophir Formation to reach the Tintic Quartzite at a depth of approximately 125 m (410 ft). All current development stems off the historic 625-foot mine level, deeper historic workings include 750, 900, 1050, 1200 and 1350-foot levels. The full extent of both modern and historic development at Trixie resides within the hanging-wall to the district-scale Eureka Lilly fault. The fresh groundwater table of the Eureka Lilly hanging-wall at Trixie sits below the ca. 1,437 m (4,716 ft) elevation of the 1350-foot level, around 425 m below surface. The Late Eocene to Oligocene Packard Quartz Latite unconformably overlies the Palaeozoic Tintic-Ophir-Teutonic sequence in nearly every direction surrounding the Trixie main shaft. The Packard Quartz Latite is in local unconformable contact with both the Ophir Formation and Tintic Quartzite, reaching thicknesses up to 380 m (1,250 ft) directly south of the ventilation shaft.

The core of the Trixie vein system occupies a high-seated position within an east-west oriented horst, the bounding structures of which may have served as critical pathways for mineralizing fluids. North of the Trixie main shaft, the Tintic Quartzite is down-dropped an estimated 198 m (650 ft) across the east-west-trending sub-vertically north-dipping Trixie fault zone. At the very northern limits of development, the sequence is again offset relatively down to the north across the Eureka Standard fault zone, which appears to consist locally of at least two major east-northeast trending splays. Though not fully constrained, relative stratigraphic offset across the Eureka Standard fault zone is of similar or greater magnitude to that observed across the Trixie Fault zone. Approaching the southern end of development, the Tintic Quartzite and mineralized structures of the Trixie vein system appear to be offset across the presumably steep to the south-dipping Sioux-Ajax fault zone. The Sioux-Ajax fault zone has not been intersected by any modern-day development. Constraining its displacement and orientation is complicated by several intersecting west-dipping splays of the Eureka Lilly fault that appear to further offset the mineralization.

The Sioux-Ajax fault system is well-known within the Main District as a major ore controlling structure, with associated breccias hosting large replacement bodies in both the Mammoth and Iron Blossom mines. The Sioux-Ajax fault system of the Main district consists locally of two or more splays, generally striking east-southeast and dipping steeply to the north. The fault system is buried beneath volcanic cover projecting along strike into the East Tintic district, wherein its correlation and relationships with known structures have long been a topic of high interest and debate. Recent interpretations based on the integration of historical mapping with high-resolution magnetic data acquired in 2019 suggest that the Trixie, Eureka Standard, and south-dipping Sioux Ajax fault zones, as defined within the Trixie development area, are structurally linked with the Sioux Ajax zone of the Main district and may have collectively provided the deep-seated plumbing necessary for mineralization at Trixie.

The historic 756 ore shoot at the north end of Trixie development displays a steep northerly plunge in the footwall to the Trixie fault zone. At the southern end of Trixie development, higher grade ore shoots within the historically mined 75-85 zone exhibit a steep southerly plunge for which the presumed south-dipping Sioux Ajax fault zone is the interpreted structural control. These historical observations suggest that mineralization and grade within the T2 fissure vein and T4 zone currently in development in the immediate footwall to the 75-85 structure may be characterized by a similar geometry.

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1.6	Exploration Programs

1.6.1	Underground Exploration

Exploration work undertaken at the Tintic Project in 2022 consisted of coordinated underground mapping and sampling programs covering both new exploration drifts and development along and across the mineralization underground at Trixie. Post-advancement face, rib and back chip-sampling, and post-survey three-dimensional underground back and rib geologic mapping were conducted by the geological team.

No surface regional-scale mapping or sampling programs were conducted in 2022.

1.6.2	Exploration Drilling Programs

1.6.2.1	Surface RC Drilling

Surface reverse circulation (RC) drilling of the Trixie Deposit (T1, T2, T3, T4, and 75-85 mineralized zones) commenced in July, 2022 and a total of 6,937.25 m (22,760 ft) of RC drilling in 21 drill holes were completed by early December, 2022 when the program terminated.

At the time of writing, assay results from 8 RC drill holes from the 2022 RC surface drilling program have been received and incorporated into the MRE.

1.6.2.2	Underground Diamond Drilling

The 2022 underground diamond drilling program on the Trixie Deposit (T1, T2, T3, T4, and 75-85 mineralized zones) recommenced on April 1, 2022 and by December 19, 2022, 1,966.57 m (6,452 ft) of drilling was completed on the Trixie Deposit in 46 drill holes.

At the time of writing, assay results from 14 diamond drill holes were received and incorporated into the MRE.

1.6.2.3	Drilling and Assay Problems

Difficult drilling conditions addressed in previous reports have continued to be a hallmark of the RC and diamond drilling programs at Trixie. Although recovery in the diamond drilling program averages a reasonable 90.1%, the core suffers significant destruction during the drilling process resulting in difficult interpretations of significant mineralized structures, and increased uncertainty in the rock quality designation and recovery data. Broken ground, significant faulting, and hard abrasive lithologies have resulted in slow sample production and further compromised the structural interpretation. Average RC production of 27.4 m (90 ft) per day and diamond drill production of 9.4 m (31 ft) per day were typical of the 2022 program. In addition, the lack of structural data made true-width relationships difficult to determine from the drilling.

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Due to the issues with the drilling, the historical and current underground development have been the primary sources of information regarding the nature, orientation and extent of the mineralization at Trixie for the initial mineral resource estimate.

Slow turn-around times of 60 to 90 days at the assay laboratories have resulted in a significant lack of assay data and have prevented the inclusion of many diamond drill and RC holes in the initial mineral resource estimate.

1.7	Metallurgical Testwork

1.7.1	Sample Provenance

Two bulk metallurgical composite samples were prepared by Osisko Development from mineralization obtained during the exploration test mining performed during 2021 and early 2022.

The first bulk composite (T2 Soil Sample) was prepared from laboratory high grade coarse reject samples, over an 8-month period from April to December, 2021. This 477.5 kg sample was selected to be representative of a T2/T4 high grade run of mine (ROM) material leached in the TCM pilot vat leach facility (VLF) during 2021 and 2022.

The second composite sample (T4 Soil Sample) was prepared using four sample increments at various mine accessible points of the T4 structure. This 171 kg sample was selected to be representative of the bulk T4 structure at the 625 level.

1.7.2	Metallurgical Testwork

Metallurgical testing was undertaken by Kappes, Cassiday & Associates (KCA), Reno, Nevada and included the following primary testwork:

•	Multi-element analysis of the samples.

•	Diagnostic leaching.

•	Gold deportment mineralogy (AMTEL).

•	Bulk mineralogy (FLSmidth).

•	Bottle roll leach testing at various particle sizes.

•	Gravity separations tests.

•	Comminution testwork (Hazen Research).

1.7.2.1	Sample Characterization

The head grades of the two samples were 64.1 g/t Au and 102 g/t Ag for T2, and 8.8 g/t Au and 14.5 g/t Ag T4.

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Both samples are characterized by high silica content (92% to 96%) and low sulphide sulphur content, typically less than 0.2% S2-. Copper in the T2 sample measured about 750 g/t but only about half of this was readily cyanide soluble.

Diagnostic leach tests using samples of the two composites ground to 80% passing 74 microns indicated that approximately 99% of the gold in sample T2 and 88% in sample T4, is directly soluble. Mineralogical gold deportment studies showed that 99% of the gold in sample T2 was exposed and potentially cyanide soluble while T4 material showed that 81% of the gold was free gold with hessite and telluride associations of 7% and 10% respectively. The gold grains identified in sample T2 tended to be larger than those in T4.

Comminution tests showed that both samples were relatively hard and abrasive. Bond ball mill work indices of 18.2 kWh/t and 19.0 kWh/t were calculated for T2 and T4, respectively.

Deleterious elements often encountered in gold mineral resources are present in low concentrations in both these samples. Mercury is <3 ppm, selenium was analyzed at or below 5 ppm, and arsenic was 176 g/t on average for T2 and 29 g/t for the T4 sample. The T2 high grade structure sample did show relatively higher concentrations of these deleterious elements than the T4 material. The sulphide sulphur content was relatively low for both samples and therefore, it is unlikely that the mineralization will be acid generating.

1.7.3	Testwork Results

Bottle roll cyanide leach tests gave results of up to 99% Au and 88% Ag extraction after 72 hours for sample T2. The corresponding best T4 tests achieved 98% Au and 84% Ag extraction.

Gravity separation tests using sample T2 suggested that approximately about 40% gold can be recovered by gravity separation.

1.8	Initial Trixie Mineral Resource Estimate

1.8.1	Introduction

The initial Mineral Resource Estimate for the Trixie test mine (the “initial MRE”), was conducted between December, 2022 and January, 2023.

1.8.2	Methodology

The mineral resource area for the Trixie deposit covers a strike length of approximately 445 m down to a vertical depth of approximately 295 m below surface.

The wireframe models for the Trixie deposit were prepared using LeapFrog GEO v.2022.1 (LeapFrog). Wireframe modelling included the construction of five mineralized domains constrained to the extents of the regional-scale Tintic Quartzite lithologic unit and capped by shale belonging to the overlying lower member of the Ophir Formation. Geostatistical analyses were carried out using Datamine Snowden Supervisor v.8.15.0.1 (“Supervisor”). The estimation, block model and grade interpolation, were prepared using Datamine StudioTM RM Pro v.1.12.113.0 (Datamine). Resource-level potentially mineable underground shapes were created using the Deswik CAD v.2021.2.748 Shape Optimizer module (DSO).

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1.8.3	Resource Database

The close-out date for the Trixie deposit initial MRE database is December 12, 2022. It consists of 42 validated diamond drill holes, totalling 2,358.45 m of core and comprised of 1,802 sample intervals. The database also includes 8 validated RC drill holes, totalling 2,421.64 m of RC drilling and comprises 987 sample intervals, and 1,019 underground chip sample strings comprised of 4,467 sample intervals assayed for gold and silver.

The database includes validated location, survey, and assay results. It also includes lithological descriptions taken from drill core logs.

The database covers the strike length of each mineralized domain at variable drill hole and chip sample spacings, ranging between 1.5 and 50 m.

In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

1.8.4	Geological Model

The geological model of the Trixie deposit was prepared in LeapFrog, using underground mapping, chip samples, RC drill holes, and validated diamond drill holes, all completed by December 12, 2022.

A total of five mineralized domains, were modelled with each domain restricted up dip by its contact with the lower shale member of the Ophir Formation, as this contact acts as an impermeable cap to mineralizing fluids.

The domains modelled were the T1, T2, T3, T4 and the 75-85. In addition, a north-south trending sub-vertically dipping fault structure has been mapped across multiple underground development headings near the 625 level and has been intercepted in multiple drill holes. Though the full extent of the structure is at present unknown, it is currently inferred to project through the entirety of the model. As underground mapping indicates a minor offset of the T2 structure across this fault, it is used as a hard boundary for geological modelling and grade interpolation. The model is thus split into east and west fault blocks, with each mineralized domain subdivided into respective east and west subdomains.

1.8.5	Geostatistical Analysis

1.8.5.1	Compositing

Most of the analytical samples were collected with lengths between 0.31 and 1.52 m. A modal composite length of approximately 0.61 m was applied to domains T2 and T3, generating composites as close to 0.61 m as possible, while creating residual intervals with a minimum length of 0.06 m. A modal composite length of 0.91 m was applied to all other domains. In all cases, composite files were derived from raw values within the modelled resource domains.

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Osisko Development Corp.

1.8.5.2	High grade Capping

Multiple capping (different capping at different ranges in each domain) was selected as the capping methodology for high grade outlier gold and silver assays at the Trixie deposit. After considering reconciliation results and geological continuity, the T2 domain uses a single capping level for gold. The top capping thresholds were selected based on the probability plots and vary from 20.0 g/t to 1,350.0 g/t Au and 200.0 g/t to 2,500.0 g/t Ag.

The maximum range for high-grade continuity was established using the indicator variograms, which suggests a loss of continuity after 4.5 m to 9.0 m, depending on the mineralized domain. A range of 7.6 m was selected and applied to all zones as a general average search range for the first pass grade top cut interpolation.

1.8.5.3	Density

The density databases contain 512 measurements taken on samples across multiple geologic domains.

Average bulk density values in the mineralized domains were assigned to the T1 (2.616 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), T4 (2.621 t/m3), and 75-85 (2.617 t/m3) domains.

A density of 0.00 t/m3 was assigned to the underground development from all past mining activities.

Bulk densities were used to calculate tonnages from the volume estimates in the block model.

1.8.5.4	Variogram Analysis

The spatial distribution of gold and silver was evaluated through variogram analysis and spherical variograms were modelled for each of the mineralized domains.

All variogram analyses and modelling were performed in “Supervisor”. Primary directions and orientations of the variograms were observed in the data and visually in 3D space. These orientations were then examined statistically within the software package to ensure that they represented the best possible fit of the geology and grade continuity.

1.8.5.5	Search Parameters

For the T2, T3 and 75-85 domains, the 3D directional-specific search ellipses were guided by the local structural orientation of the domain for an anisotropic search. For the T1 and T4 domains 3D directional-specific search ellipses were guided by the Au and Ag grade variograms. The search radii were influenced and determined by both the grade and indicator variograms.

Grade distributions and kriging neighbourhood analyses (KNA) were used to help guide the number of composites to use for the grade interpolations.

Search neighbourhoods used different capping levels, as determined through the threshold analyses.

Tintic Project	15	January 27, 2023

Osisko Development Corp.

1.8.6	Block Model and Grade Interpretation

The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 1.22 m x 1.22 m x 1.83 m was used. Sub-cells were used, allowing a resolution of 0.30 m x 0.30 m x 0.30 m to better reflect the shape of the mineralization domains. Sub-cells were assigned the same values as their parent cell. No rotation was applied to the block model.

Four search passes were used for the grade interpolation and each one utilized a capped grade from the multiple capping levels determined through threshold analyses. A series of sensitivity runs were performed to examine the impact of various parameters on the estimation. Parameters were selected, and gold and silver were estimated using inverse distance squared (ID2). Each subsequent estimation pass used increasing search neighbourhood sizes, determined from grade and indicator variogram results. Samples from a minimum of two drill holes or chip strings were required to estimate all blocks.

1.8.7	Model Validation

Mineralized domain models were validated using a variety of methods including visual inspection of the model grades, grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model for local and global bias, and reconciliation comparing the model to observed grades from underground development.

All analyses indicate that the model follows the grade distribution of the informing composites and that the accuracy of the model has been demonstrated. The total global comparison for each resource classification is within a 20% tolerance for bias and reconciliation. The Micon QPs consider that the model is valid and is a reasonable representation of the Trixie mineralization, based on the current level of sampling and geological information.

1.8.8	Mineral Resource Classification

Mineral Resource Classification was determined through geometric criteria deemed reasonable for the deposit.

Due to the lack of sample data that fully crosscut the T1 and 75-85 domains, no material has been classified as measured for these domains, and the characteristics used to classify indicated material have tighter constraints.

Due to the geological nature of the stockwork structures in the T4 domain, there is a degree of uncertainty in the ranges of the high-grade mineralization. Therefore, no material has been classified as measured in that domain.

Blocks estimated within the mineralized domains not meeting the criteria to classify them as either measured, indicated or inferred were not classified and are not part of the mineral resource estimate.

Tintic Project	16	January 27, 2023

Osisko Development Corp.

1.8.9	Reasonable Prospects for Eventual Economic Extraction

A reasonable economic cut-off grade for resource evaluation at the Trixie deposit was determined using the parameters presented in Table 1.1. The QPs consider the selected cut-off grade of 4.85 g/t Au to be appropriate based on the current knowledge of the Project.

Table 1.1
Resource Cut-Off Grade Parameters

Parameters	Values (USD)
Mining Cost ($/ST*)	$60.00
G&A ($/ST)	$64.97
Haulage ($/ST)	$10.00
Milling ($/ST)	$89.00
Total Refining Cost ($/oz)	$2.65
Gold Price ($/oz)	$1,750
Royalty (Combination)	4.50%
Mill Recovery	95.0%
COG - Round up to (0.05 g/t)	4.85

Table supplied by Osisko Development.

*ST represents short ton.

The Deswik Stope Optimizer (DSO) was used to demonstrate spatial continuity of the mineralized zones within “potentially mineable shapes”. The DSO parameters used a minimum mining shape of 6.1 m along the strike of the deposit, a height of 6.1 m and a minimum width of 1.5 m. The maximum shape measures 6.1 m x 6.1 m x 12.2 m in width. Only those blocks of the model constrained by the resulting conceptual mineable shapes are reported as resources.

In the opinion of the QPs, the use of the conceptual mining shapes as constraints to report Mineral Resource Estimates demonstrate that the reported resources meet the criteria defined in the CIM Definition Standards (2014), and the MRMR Best Practice Guidelines (2019) for reasonable prospects of eventual economic extraction.

The economics of the resources were evaluated solely on the gold content within the mineralized domains. By product silver resources reported are contained in those resource blocks that have potential economic viability based only on the contained gold.

1.8.10	Mined Void Depletion

All current underground development at the Trixie deposit has been conducted by TCM and the void solids for this development have been surveyed, modelled, and kept up to date by TCM. The historically mined development at Trixie has been modelled by TCM but to reduce the associated risk of uncertainty in void locations, a buffer solid of 6.1 m (20 ft) was developed around the historical shapes. The historical buffers and the current development voids are used to deplete the final mineral resource of the Trixie deposit. As underground diamond drilling continues to intersect historically mined voids, the void shapes will be refined, reducing the uncertainty, and the depletion buffers may be reduced.

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Osisko Development Corp.

1.8.11	Trixie Initial Mineral Resource Estimate Statement

The QPs have classified the initial MRE as Measured, Indicated, and Inferred Mineral Resources based on data density, search ellipse criteria, and interpolation parameters. The initial MRE is considered a reasonable representation of the mineral resources of the Trixie deposit based on the current quality data and geological knowledge. The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves.

Table 1.2 displays the results of the initial MRE at the official 4.85 g/t Au cut-off grade for the Trixie deposit.

1.8.12	Mineral Resource Grade Sensitivity Analysis

Table 1.3 shows the cut-off grade sensitivity analysis of gold and silver for the initial MRE. The reader should be cautioned that the figures provided in Table 1.3 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Micon’s QP has reviewed the MRE cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold or other underlying parameters used to calculate the cut-off grade.

Tintic Project	18	January 27, 2023

Osisko Development Corp.

Table 1.2
Trixie Deposit Initial Mineral Resource Estimate (MRE) Statement

Classification	Cut-off Grade	Quantity	Grade Gold	Contained Metal	Grade Silver	Contained Metal
	Gold (g/t)	('000 t)	(g/t)	Gold ('000 oz)	(g/t)	Silver ('000 oz)
Measured	4.85	11	190.61	67	195.53	69
Indicated	4.85	225	20.17	146	43.73	316
Total Measured + Indicated	4.85	236	28.08	213	50.77	385
Inferred	4.85	385	19.64	243	42.82	530

Notes:

1.	Effective date of the Mineral Resource Estimate (MRE) is 10 January, 2023.
2.	William Lewis P.Geo, of Micon International Limited and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the MRE for Trixie and are independent “Qualified Persons”, as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). They are responsible for the initial MRE.
3.	The mineral resources disclosed in this report were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.
4.	Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.
5.	Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
6.	Geologic modelling was completed by Osisko Development’s senior production geologist Courtney Kurtz, P.G. of Utah, USA using Leapfrog Geo software. The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM Pro 1.12 software. The MRE was reviewed and verified by William Lewis and Alan San Martin of Micon.
7.	The estimate is reported for an underground mining scenario and with reasonable assumptions. The cut-off grade of 4.85 g/t Au was calculated using a gold price of USD 1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of USD 226.62/short ton a combined royalty of 4.5% and an average metallurgical recovery of 95%.
8.	Average bulk density values in the mineralized domains were assigned to the T1 (2.616 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), T4 (2.621 t/m3), and 75-85 (2.617 t/m3) domains.
9.	The Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 1.2 m x 1.8 m.
10.	The Mineral Resource results are presented in-situ. Estimations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
11.	Neither Osisko Development nor Micon International Limited is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in this report.

Tintic Project	19	January 27, 2023

Osisko Development Corp.

Table 1.3
Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Tonnes	COG	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)
Measured + Indicated	334,672	2.50	20.83	224,173	42.82	460,779
	319,822	2.75	21.68	222,896	43.86	450,953
	307,608	3.00	22.42	221,774	44.89	443,994
	294,982	3.25	23.24	220,417	45.69	433,314
	282,778	3.50	24.10	219,084	46.57	423,392
	271,397	3.75	24.95	217,747	47.52	414,665
	262,447	4.00	25.68	216,661	48.36	408,078
	254,538	4.25	26.33	215,513	48.89	400,102
	246,598	4.50	27.05	214,455	49.84	395,124
	238,470	4.75	27.82	213,323	50.58	387,785
	235,808	4.85	28.08	212,878	50.77	384,932
	233,051	5.00	28.35	212,436	51.15	383,279
	225,992	5.25	29.08	211,256	51.93	377,298
	219,345	5.50	29.79	210,054	52.66	371,399
	214,337	5.75	30.34	209,096	53.33	367,482
	209,391	6.00	30.92	208,184	53.92	363,007
	203,529	6.25	31.63	206,977	54.79	358,517
	198,274	6.50	32.30	205,914	55.54	354,071
	193,801	6.75	32.88	204,845	56.11	349,585
	189,341	7.00	33.50	203,919	56.92	346,468
	185,742	7.25	34.00	203,058	57.34	342,437
	181,989	7.50	34.55	202,159	57.85	338,499
Inferred	553,279	2.50	14.75	262,371	38.22	679,912
	521,606	2.75	15.48	259,572	39.13	656,177
	493,696	3.00	16.19	256,945	39.98	634,610
	470,812	3.25	16.82	254,650	40.72	616,359
	450,545	3.50	17.42	252,276	41.35	598,941
	432,016	3.75	17.99	249,918	42.10	584,763
	420,273	4.00	18.37	248,242	42.24	570,717
	408,442	4.25	18.78	246,679	42.51	558,235
	397,456	4.50	19.18	245,047	42.52	543,387
	387,852	4.75	19.53	243,523	42.65	531,832
	384,845	4.85	19.64	243,053	42.82	529,766
	379,046	5.00	19.87	242,188	43.02	524,210
	371,936	5.25	20.15	240,983	43.37	518,566
	361,726	5.50	20.56	239,154	43.98	511,444
	354,923	5.75	20.85	237,895	44.41	506,746
	347,256	6.00	21.18	236,435	44.95	501,843
	338,905	6.25	21.54	234,672	45.49	495,696
	329,274	6.50	21.97	232,593	46.19	488,985
	321,519	6.75	22.33	230,836	46.81	483,828
	313,378	7.00	22.74	229,161	47.45	478,092
	302,759	7.25	23.27	226,557	48.28	469,947
	296,008	7.50	23.63	224,925	48.87	465,129

Table supplied by Osisko Development.

Tintic Project	20	January 27, 2023

Osisko Development Corp.

1.9	Conclusions

With its purchase of TCM in May, 2022, Osisko Development has acquired a major portion of the historical East Tintic Mining District in Utah. The east Tintic district has been a prolific mining area throughout most of its history with several past producers located within the boundaries of Osisko Development’s Tintic Project.

The exploration, compilation and development work on the Trixie deposit conducted by Osisko Development since its acquisition have resulted in a better understanding of the geology and mineralization. Based upon the work, Osisko Development has been able to undertake an initial MRE for the Trixie deposit, which remains open at depth and along strike.

Micon QPs have reviewed and validated the programs conducted by Osisko Development which form the basis for the initial mineral resource estimate, as well as the mineral resource itself. It is Micon’s QPs’ opinion that the underlying exploration programs have been conducted according to industry best practices as outlined by CIM. Therefore, Micon’s QPs believe that the initial mineral resource estimate can be used as the basis for further exploration and development work to expand the mineral resources and to begin to conduct work leading to the undertaking of a Preliminary Economic Assessment (PEA) for the Trixie deposit.

1.10	Exploration Budget and Further Recommendations

1.11	Exploration Budget and Other Expenditures

The budgets presented in Table 1.4 and Table 1.5 summarize the estimated costs for completing the recommended drilling and exploration program described below. The budget is a cost estimate and guideline to complete the work. The budget is divided into a two-phase approach, with the second phase contingent on the successful completion of the first.

It is the opinion of the Micon QPs that all of the recommended work is warranted and that only the amount of exploration drilling on new targets needs to be finalized. Micon and its QPs appreciate that the nature of the programs and expenditures may change as the further studies are undertaken, and that the final expenditures and results may not be the same as originally proposed.

The Micon QPs are of the opinion that Osisko Development’s recommended work program and proposed expenditures are appropriate, warranted and well thought out. The Micon QPs believe that the proposed budget reasonably reflects the type and amount of the activities required to advance the Trixie deposit.

Tintic Project	21	January 27, 2023

Osisko Development Corp.

Table 1.4
Tintic Project, Recommended Budget for Further Work, Phase 1 (USD)

Type of Activity	Cost/ft (approx.) All included	Quantity	Total (USD)
Infill and Exploration Drilling on Existing Resource	$260/ft.	20,000 ft.	$5,200,000
Regional Drilling	$260/ft	20,000 ft.	$5,200,000
Surface geochemical Surveys, Surface and Underground Sampling and Mapping, GIS Compilation			$1,500,000
LiDAR Survey			$55,000
Operational Permits			$1,000,000
Environmental Studies			$1,000,000
Update MRE			$200,000
Metallurgical Test Work			$150,000
Property Wide Activities Subtotal			$14,305,000
Contingency (~10%)			$1,430,500
Total Phase 1 (USD)			$15,735,500

Table provided by Osisko Development.

Table 1.5
Tintic Project, Recommended Budget for Further Work Phase, 2 (USD)

Type of Activity	Cost/ft (approx.) All included	Quantity	Total (USD)
Additional Infill and Exploration Drilling on Existing Resource	$260/ft.	20,000 ft.	$5,200,000
Additional Regional Drilling	$260/ft	20,000 ft.	$5,200,000
Completion of a PEA			$2,000,000
Underground development for exploration ramp	$2,500/ft	10,000 ft.	$25,000,000
Contingency (~10%)			$3,740,000
Total Phase 2			$41,140,000
Total Phase 1 and 2			$56,875,500

Table provided by Osisko Development.

1.12	Further Recommendations

Based on the results of the initial MRE, Micon’s QPs recommend further exploration and development of Trixie deposit. It is recommended that Osisko Development continues with underground exploration drilling at Trixie 625 L, together with continued face sampling and mapping along strike and down dip of the mineral resource and to infill areas currently defined as containing inferred resources. It is also recommended that, since the continued underground face sampling has been beneficial to the development of the Project, exploration development continue in order to improve underground access from surface to the deeper levels of the mine. In addition to exploration at Trixie, it is recommended that Osisko Development continue its exploration program on the other mineral targets on the Tintic Property with continued surface mapping and sampling, data compilation and surface drilling of regional high sulphidation, CRD and porphyry targets.

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Osisko Development Corp.

It is recommended that Osisko Development move to a Preliminary Economic Assessment (PEA) at Trixie, by conducting additional metallurgical work, along with further engineering studies on mining and reconciliation, continuing with environmental, permitting and community engagement and conducting a detailed economic analysis.

In summary, the following work program is recommended.

1.	Exploration Work:
a)	Conduct an additional approximately 6,000 m (20,000 ft.) of underground diamond drilling for exploration and delineation at Trixie, with primary focus on the T2 and T4 deposits.
b)	Continue to develop a structural model with underground face and back mapping at Trixie.
c)	Incorporate the remaining 2022 drill results and 2023 drill results into an updated MRE.
d)	Continue generative work within the greater Tintic Project, including geophysical interpretation, historic data compilation, and geologic modelling of high sulphidation targets at North Lily and Eureka Standard, CRD targets at Tintic Standard and Burgin, and porphyry targets at Big Hill and Silver Pass areas.
e)	Commence surface drilling of regional targets to potentially add further mineral resources in secondary deposits.
f)	Perform a LiDAR survey on the property for collection of surface imagery and for aiding in structural interpretation.
g)	Investigate the acquisition of a Bazooka drill to conduct short < 25 m (<82 ft) drill holes in conjunction with development underground. This is separate from drilling longer underground exploration holes from a set drilling station.
h)	Investigate the use of conducting sludge sampling to provide data on the lateral extent of the grade up to approximately 3.5 m in each wall of the drift as development progresses.
i)	Conduct further density sampling for each of the geological domains.
j)	Continue construction of the Trixie ramp to make exploration more accessible and continue to improve access to deeper levels for continuous face sampling.

2.	Burgin Onsite Assay Laboratory:
a)	Continue to undertake bi-annual independent inspections of the onsite assay laboratory.
b)	Have the onsite laboratory participate in independent assay round robins, as part of its QA/QC practices.
c)	Conduct regular screen metallic assays for all gold samples above a pre-determined grade, possibly 1 ounce of gold per short ton.

3.	Metallurgical Testwork:

It is recommended that the following program of metallurgical testing be undertaken during the next stage of project development:

a)	Leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs.
b)	Comparative testwork and techno-economic study to compare heap, VAT and agitation leaching technologies.
c)	Geochemical characterization testwork on representative feed and residue samples.
d)	Appropriate additional comminution testing, depending on the most likely process flowsheet.
e)	Variability testwork.

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Osisko Development Corp.

4.	PEA:
a)	Complete independent metallurgical testwork at the Trixie test mine. Conduct variability testwork and separate recoverability testwork for each zone. If the zones exhibit notable or significant differences in recoveries, incorporate those into an updated resource model.
b)	Complete further geotechnical work.
c)	Identify further permitting considerations and potential environmental studies for the Project
d)	Continue with further community engagement and social license management.
e)	Undertake further detailed economic analysis, based upon engineering and metallurgical trade-off studies.

Tintic Project	24	January 27, 2023

Osisko Development Corp.

2.0   Introduction

2.1	Terms of Reference

Osisko Development Corp. (Osisko Development) has retained Micon International Limited (Micon) to independently review and verify its initial mineral resource estimate (MRE) for the Trixie deposit located within the boundaries of its Tintic Project (the Project) in the State of Utah, USA., and to compile a Canadian National Instrument (NI) 43-101 Technical Report disclosing the results of the MRE.

The geologic modelling for the Trixie deposit was completed by Osisko Development’s senior production geologist Courtney Kurtz, P.G., using Leapfrog Geo software. The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P.Geo., using Datamine Studio RM Pro 1.12 software. The MRE was then reviewed and validated by William Lewis, P.Geo. and Alan San Martin, AusIMM(CP), of Micon.

For the purposes of disclosure in this Technical Report. William Lewis, P.Geo., who is independent of Osisko Development and is a Qualified Person (QP) within the meaning of NI 43-101, is responsible for the initial mineral resource estimate, by virtue of his independent review and validation of the work conducted by Osisko Development.

When conducting, reviewing and validating the initial mineral resource estimate, Osisko Development, Micon’s QPs used the following guidelines, as issued by the Canadian Institute of Mining, Metallurgy and Peroleum (CIM):

1.	The CIM Definitions and Standards for Mineral Resources and Reserves, adopted by the CIM council on May 10, 2014.

2.	The CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29, 2019.

This report discloses technical information, the presentation of which requires the QPs to derive sub-totals, totals and weighted averages that inherently involve a degree of rounding and, consequently, introduce a margin of error. Where these occur, the QPs do not consider them to be material.

The conclusions and recommendations of this report reflect the QPs best independent judgment in light of the information available to them at the time of writing. Micon and the QPs reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by Osisko Development subject to the terms and conditions of its agreement with Micon. That agreement permits Osisko Development to file this report as a Technical Report on SEDAR (www.sedar.com) pursuant to provincial securities legislation, or with the Securities Exchange Commission (SEC) in the United States.

Neither Micon nor the QPs have, nor have they previously had, any material interest in Osisko Development or related entities. The relationship with Osisko Development is solely a professional association between the client and the independent consultants. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

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Osisko Development Corp.

Micon and the QPs are pleased to acknowledge the helpful cooperation of Osisko Development management, personnel and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

This report supersedes and replaces all prior Technical Reports written for the Tintic Project.

2.2	Discussions, Meetings, Site Visits and Qualified Persons

In order to undertake the review and validation of the initial mineral resource estimate for the Trixie deposit, the QPs of this Technical Report held a number of discussions and meetings with Osisko Development’s personnel and contractors to discuss details relevant to the exploration programs, Quality Assurance/Quality Control (QA/QC) programs, parameters used for the mineral resource estimate and the mineral resource estimate itself. The discussions were held via email chains and phone calls, as well as Microsoft Teams and Zoom meetings. The discussions were open, frank and at no time was information withheld or not available to the QPs.

A site visit was conducted from September 12 to September 16, 2022. The site visit was undertaken by Mr. Lewis to independently verify the geology, mineralogy, drilling programs and the QA/QC programs. A number of samples were collected during the 2022 site visit and the verification program on those samples is discussed in Section 12 of this report.

Prior to the site visit, the objectives of that visit were discussed between Osisko Development’s Vice President of Exploration, Maggie Layman, P.Geo. and William Lewis. Mr. Lewis visited the different areas of the property, with an emphasis on verifying the exploration/evaluation works completed to date, as well as obtaining a general overview of the current work at the Trixie test mine. An inspection was made of the underground workings at the Trixie deposit, along with a visit to the surface drilling site. During the visit, Mr. Lewis was accompanied by Ms. Layman and had the opportunity to meet the personnel responsible for the various areas of technical services (mining, metallurgy and process), exploration and underground geology as well as a number of contractors. A number of open and frank discussions were held regarding the exploration programs, sampling QA/QC procedures, mineral resource modelling and the parameters and procedures used for the mineral resource estimate.

Open and frank discussions continued throughout the mineral resource process on all aspects of the process, culminating in completion of the initial mineral resource estimate in January, 2023.

The QPs responsible for the preparation of this report and their areas of responsibility and sites visits are summarized in Table 2.1.

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Osisko Development Corp.

Table 2.1
Qualified Persons, Areas of Responsibility and Site Visits

Qualified Person	Title and Company	Area of Responsibility	Site Visit
William J. Lewis, P.Geo.	Senior Geologist, Micon	Sections 1 (except 1.7), 2 to 12, 14.1 to14.4, 14.10 to 14.16 (except 14.12) and 23 to 28	September 12 to September 16, 2022
Ing. Alan San Martin, MAusIMM(CP)	Mineral Resource Specialist, Micon	Sections 14.5 to 14.9 and 14.12	None
Richard Gowans, P.Eng.	Principal Metallurgist	Sections 1.7 and 13	None
NI 43-101 Sections not applicable to this report		15,16,17,18,19,20,21 and 22

2.3	Sources of Information

Micon’s review of the Tintic Project, and the Trixie deposit in particular, was based on published material researched by the QPs, as well as data, professional opinions and unpublished material submitted by the professional staff of Osisko Development or its consultants. Much of these data came from reports prepared and provided by Osisko Development. The information and reference sources for this report are identified in Section 28.0.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various organizations and companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report use, in part, data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Osisko Development. The information provided to Osisko Development was supplied by reputable companies and the QPs have no reason to doubt its validity. Micon has used the information where it has been verified through its own review and discussions.

Some of the figures and tables for this report were reproduced or derived from reports on the property written by various individuals and/or supplied to the QPs by Osisko Development. A number of the photographs were taken by Mr. Lewis during his September, 2022 site visit. In cases where photographs, figures or tables were supplied by other individuals or Osisko Development, the source is referenced below that item. Figures or tables generated by Micon are unreferenced.

2.4	Units of Measurement and Abbreviations

All currency amounts are stated in United States of America dollars (USD), unless otherwise stated. Quantities are generally stated in metric units, the standard Canadian and international practice, including metric tonnes (t) and kilograms (kg) for mass, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, US units of measure have been converted to Système International d’Unités (SI) units for reporting consistency, but the US units may be stated in brackets after the metric units. Precious and base metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz) for precious metals and in pounds (lbs) for base metals, a common practice in the mining industry.

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Osisko Development Corp.

The original work on the initial resource estimate for the Trixie deposit was performed by Osisko Development personnel in the United States and used US units of measurement. For reporting in a Technical Report under Canadian NI 43-101 requirements, the US units have been converted to metric units.

Table 2.2 summarizes the conversion factors from US measurement units to international metric units. Table 2.3 provides a list of abbreviations that are used in this report. Appendix 1 contains a glossary of mining and other related terms that are used in this report.

Table 2.2
Conversion Factors for this Report

US Measurements	Metric Measurement
1 acre	0.404686 hectare
1 foot	0.3048 metre
1 ton	0.90718 tonnes
1 troy ounce	31.1035 grams
32 degrees Fahrenheit*	0 degrees Celsius

*Formula to Convert Fahrenheit to Celsius is (°F − 32) × 5/9 = °C

Table 2.3
List of Abbreviations

Name	Abbreviation
Atomic Absorption Spectrometry	AAS
Adsorption/desorption/reactivation	ADR
ALS Minerals or ALS Geochemistry	ALS
American Association of Laboratory Accreditation	AALA
American Drilling Corp, LLC.	American Drilling
American Society of Testing Material	ASTM
Australasian Institute of Mining and Metallurgy	AusIMM
Australian Geostats Pty Ltd	Australian Geostats
Australian Ore Research & Exploration P/L	OREAS
Brunton® Standard Transit compass	Brunton® compass
Canadian Centre for Mineral and Energy Technology	CANMET
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Canadian Securities Administrators	CSA
Carbonate replacement deposit	CRD
CDN Resource Laboratories Ltd.	CDN Resource
Centimetre(s)	cm
Chartered Professional(s)	CP(s)
Chief Consolidated Mining Co.	CCMC
Committee for Mineral Reserve International Reporting Standards	CRIRSCO
Cubic feet per second	cfs
Degree(s), Degrees Celsius, Degrees Fahrenheit	[o] ,[o]C, [o]F
Deswik Stope Optimizer	DSO
Digital elevation model	DEM

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Osisko Development Corp.

Name	Abbreviation
Dissolved oxygen	DO
Electronic Data Gathering, Analysis and Retrieval	EDGAR
Emerald Hollow LLC	Emerald Hollow
Florin Analytical Services LLC	Florin or FAS
Freeport McMoRan Inc.	Freeport McMoRan
Freeport-McMoran Mineral Properties Inc.	FMMP
Grams per metric tonne	g/t
Hectare(s)	ha
Hour	h
Identification(s)	ID(s)
IG Tintic LLC	IG Tintic
Inch(es)	in
Inductively Coupled Plasma – Emission Spectrometry	ICP-ES
Internal rate of return	IRR
International Electrotechnical Commission	IEC
International Organization for Standardization	ISO
Ivanhoe Electric Inc.	Ivanhoe Electric or IVNE
Inverse Distance Squared	ID2
Joint Ore Reserve Committee	JORC
Kappes, Cassiday & Associates	KCA
Kennecott Copper Corp.	Kennecott
Kilogram(s)	kg
Kilometre(s)	km
Kriging neighbourhood analyses	KNA
Layne Christensen Company	Layne
Large Mine Operations	LMO
Litre(s)	L
London Metal Exchange)	LME
Matrix matched standard	MMS
Metre(s)	m
Micon International Limited	Micon
Million (eg million tonnes, million ounces, million years)	M (Mt, Moz, Ma)
Milligram(s)	mg
Millimetre(s)	mm
Mineral resource estimate	MRE
Mountain States R & D International	Mountain States
Nasco Industrial Services and Supply LLC.	NISS
National Institute of Standards and Technology	NIST
Nearest Neighbour	NN
Net present value, at discount rate of 8%/y	NPV, NPV8
Net smelter return	NSR
North American Datum	NAD
Not available/applicable	n.a.
Notice of Intent	NOI
Ordinary kriging	OK
Ore Research and Exploration Pty Ltd.	OREAS
Osisko Development Corp.	Osisko Development or ODV

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Osisko Development Corp.

Name	Abbreviation
Osisko Gold Royalties Ltd.	Osisko Gold Royalties
Ounces (troy)/ounces per year	oz, oz/y
Parts per billion, part per million	ppb, ppm
Percent(age)%
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Qualitica Consulting Inc.	Qualitica Consulting
Reverse Circulation	RC
Short tons (US)	ST
Specific gravity	SG
Square kilometre(s)	km2
Standard Reference Material(s)	SRM(s)
Sunshine Mining Corporation	Sunshine Mining
System for Electronic Document Analysis and Retrieval	SEDAR
Talisker Exploration Services Inc.	Talisker
Three-dimensional	3D
Tintic Consolidated Metals LLC.	TCM
Tintic Utah Metals LLC.	Tintic Utah Metals or TUM
Tonne (metric), tonnes per day, tonnes per hour	t, t/d, t/h
Tonne-kilometre	t-km
Two-dimensional	2D
United States Dollar(s)	USD
US Environmental Protection Agency	EPA
US Geological Survey	USGS
US Securities and Exchange Commission	SEC
Universal Transverse Mercator	UTM
Utah	UT
Utah Department of Water Quality	DWQ
Utah Division of Oil, Gas and Mining	DOGM
Year	y

2.5	Previous Technical Reports

One previous Technical Report has been published on the Tintic Project:

•	Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA, for Osisko Development Corp. by Dr. Thomas A. Henricksen, dated June 7, 2022, and filed on SEDAR June 10, 2022.

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Osisko Development Corp.

3.0   Reliance on other experts

In this Technical Report, discussions in Sections 1.0 and 4.0 regarding royalties, permitting, taxation and environmental matters are based on material provided by Osisko Development. The QPs and Micon are not qualified to comment on such matters and have relied on the representations and documentation provided by Osisko Development for such discussions.

All data used in this report were originally provided by Osisko Development. The QPs have reviewed and analyzed these data and have drawn their own conclusions therefrom.

The QPs and Micon offer no legal opinion as to the validity of the title to the mineral concessions claimed by Osisko Development and have relied on information provided by Osisko Development.

Osisko Development has confirmed to Micon that it verified the status of the mineral title to certain patented mining claims by engaging Utah legal counsel, Holland and Hart LLP, to conduct a review of Osisko Development’s chain of title for the select patented mining claims within the land package covering approximately 243 ha (600 acres) surrounding the Trixie and Burgin mines. Holland and Hart LLP conducted its title review by examining the United States Bureau of Land Management records, including the patents issued by the United States, mineral survey and master title plans, and the official records of the Utah County Recorder’s Office, including the abstract (tract), mining claims, and grantor/grantee indices, among miscellaneous other records. This consolidated land position has been acquired over a hundred years of prior consolidation in the district. Osisko Development also engaged with Wolcott LLC, an independent consultant to conduct field checks and generate a geospatial database for the mineral claims.

Information related to royalties, permitting, taxation and environmental matters have been updated by Osisko Development through personal communication with the QPs. Previous NI 43-101 Technical Reports, as well as other references, which were used in the compilation of this report are listed in Section 28.0.

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Osisko Development Corp.

4.0   Property Description and Location

4.1	General Description and Location

The Tintic Project is located in western Utah County, approximately 64 kilometres (km) south of Provo, Utah and 95 km south of Salt Lake City. The property in which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The town of Eureka is located approximately 6.4 km northwest of the Trixie test mine. Figure 4.1 shows the Project location within the state of Utah.

The coordinates of the centre of the Project are 407,700mE and 4,423,400mN, referenced in NAD83, Northern UTM Zone 12. The Project area is located on Eureka Quadrangle, US Topographic Map 1:24,000 scale, 7.5 Minute Series.

The nearest rail siding, in use, is located at Tintic Junction, approximately 10 km west of the Project.

Figure 4.1
Location Map for the Tintic Project

Figure provided by Osisko Development.

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Osisko Development Corp.

4.2	Land Tenure, Agreements, Mineral Rights and Ownership

4.2.1	Property Area

The area of the Tintic Project owned or controlled by Osisko Development comprises 1,105 claims totalling 5,746 ha (14,200 acres) of patented mining claims (Figure 4.2), and a further 107 unpatented mining claims of approximately 1,214 ha (3,000 acres) (Figure 4.3). Figure 4.2 displays the Tintic Consolidated Metals LLC (TCM) property outline within the East Tintic District. Osisko Development owns a small and varying percentage interest or royalty in a number of other claims outside the main claim package and these are shown as leased on the map in Figure 4.3. Figure 4.4 displays the individual patented surface (and mineral rights) owned by Osisko Development.

4.2.2	Acquisition of the Trixie Gold Project

On May 30, 2022, Osisko Development announced the acquisition of 100% of Tintic Consolidated Metals LLC (TCM) (the “Acquisition”) from IG Tintic LLC (IG Tintic) and Chief Consolidated Mining Co. (CCMC) (the “Vendors”) for total consideration at closing of approximately USD 177 million in cash and shares of Osisko and:

i.	USD 12.5 million in deferred payments

ii.	a 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within 5 years; and

iii.	other contingent payments, rights and obligations.

Osisko Development entered a binding metals stream (“Stream”) term sheet with Osisko Gold Royalties Ltd. (Osisko Gold Royalties) for total cash consideration of USD 20 million. Under the Stream, Osisko Development will deliver to Osisko Bermuda Ltd., a wholly owned subsidiary of Osisko Gold Royalties, 2.5% of all metals produced from Tintic at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the Stream rate will decrease to 2.0% of all metals produced. The proceeds from the Stream will be used to advance the development of the Tintic Project.

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Osisko Development Corp.

Figure 4.2
TCM Property Outline within the East Tintic District

OSISKO DEVELOPMENT
Eureka
North Lily
Eureka Lily
Burgin No. 2
Burgin No. 1
Apex No. 2
Eureka Standard
Apex Standard No. 1
Brandy Lee Portal
Trixie Main Shaft
to Santaquin, I-15
Salt Lake City
Tintic Project
0 1 2 Kilometers
0 0.5 1 2 Miles
N
Tintic Project Area
Active Mine
Portal
Historic Mine of Interest
Prospect
Other occurrences

Figure provided by Osisko Development.

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Osisko Development Corp.

Figure 4.3
Tintic Project Individual Claims Map

T010 R003W
T010 R002W
T011 R002W
Owned Properties
Leased Properties
CLAIMS MAP
East Tintic Mining District
N
0
1
2
3
Kilometers
NAD 1983 BLM Zone 12N

Figure provided by Osisko Development.

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Osisko Development Corp.

Figure 4.4
Tintic Project Surface Ownership

408000
409000
410000
411000
412000
4424000
4423000
4422000
4421000
4420000
Legend
Trixie_Ramp_Planned
TCM_Patented_Tintic_Surface_Ownership_100
TCM_Patented_Tintic_Surface_Ownership_20
TCM_Patented_Tintic_Mineral_Ownership_100
TCM_Patented_Tintic_Mineral_Ownership_80
Other_Patented_Tintic_Mineral_Ownership
TCM_Surface_Rights_Acres
Name
Burgin
Trixie
N
OSISKO DEVELOPMENT
Scale 1:24,000

Name	Area_Acres
Burgin	441
Trixie	150
Total Acres	**591**

Figure provided by Osisko Development.

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Osisko Development Corp.

4.2.3	Title, Mineral and Surface Rights Summary and Royalties

Effective upon the closing of the acquisition, Osisko Development acquired 5,746.53 ha (14,200 acres) of patented mineral claims in the East Tintic District (Appendix 2) as well as rights to acquire an additional 1,214.06 ha (3,000 acres) of patented mineral claims within the East and Main Tintic Districts. Osisko Development also acquired surface rights over approximately 243 ha (600 acres) surrounding the Trixie and Burgin mines (Table 4.1 and Table 4.2), with an option to acquire additional surface rights as needed for construction of additional mining infrastructure. Osisko Development has agreed all necessary easements with the surface rights owner for water, transportation and infrastructure access to the mine site.

As part of the Acquisition, two 1% net smelter return royalties (NSRs) were granted, each with a 50% buyback right in favour of Osisko Development, each for USD 7.5 million within 5 years. The NSRs were granted to IG Tintic and Emerald Hollow LLC.

The state of Utah is entitled to a 0.78% mining severance tax.

There are no further underlying royalty or other property payments owed to any third party on the TCM property, other than those described above.

Table 4.1
Trixie Mineral Claims

Name*	Survey No.	Patent No.	Township	Range	A Portion of Sections
Cameo #27	6766	1006490	T10S	R2W	28: NE¼
Cedar	6574	959091	T10S	R2W	28: NE¼
Cedar No. 1	6574	959091	T10S	R2W	28: NE¼
Cedar No. 4	6737	993922	T10S	R2W	27: NW¼ 28: NE¼
East Point #5	6091	397059	T10S	R2W	21: SE¼ 28: NE¼
Rose	7138	1108693	T10S	R2W	21: SE¼ 28: NE¼
Trixy	6073	214588	T10S	R2W	27: NW¼ 28: NE¼
TRUMP	6073	214588	T10S	R2W	28: NW¼
Vern No. 2	6456	925953	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Four	6766	1006490	T10S	R2W	27: NW¼ 28: NE¼
White Rose No. 5 Amended	6766	1006490	T10S	R2W	21: SE¼
White Rose No. Six	6766	1006490	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Seven	6766	1006490	T10S	R2W	21: SE¼

*Owns all right, title, and interest (100%) interest in the surface and mineral estates.

Table provided by Osisko Development.

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Osisko Development Corp.

Table 4.2
Burgin Mineral Claims

Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
Christmas	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Christmas No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Detective No. 5	6560	915159	T10S	R2W	15: SE¼
Detective No. 7	6560	915159	T10S	R2W	15: SE¼
Sunny Side No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Climax #1	6784	1038307	T10S	R2W	15: SE¼ 22: NE¼
Climax #2	6784	1038307	T10S	R2W	15: SE¼
Eastern No. 2	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼ 15: SE¼

*Owns all right, title, and interest (100%) interest in the surface and mineral estates.

Table provided by Osisko Development.

4.3	Encumbrances and Other Significant Factors or Risks

4.3.1	Encumbrances

Permitting of the Trixie test mine is well advanced, with many project components already permitted and bonded by the Utah Division of Oil, Gas and Mining (DOGM). These include the Trixie shaft and surface facilities. Full development of the Trixie test mine will require a number of additional Agency approvals, none of which is anticipated to be problematic to obtain. Pursuant to the Stream Agreement, Osisko Bermuda has a first ranking security interest over all of the present and future assets of TCM. TCM is a division of Osisko Development.

4.3.2	Other Significant Factors and Risks

Effective upon the closing of the Acquisition, Osisko Development’s rights to use and access all surface and water rights conveyed to Emerald Hollow LLC (Emerald Hollow) are governed by a Framework Agreement executed at closing and dated effective May 27, 2022 (the “Framework Agreement”). Under the Framework Agreement, Osisko Development has the right to conduct exploration activities and has agreed easements to use the surface rights owned by Emerald Hollow. Osisko Development also has the right to purchase surface rights from Emerald Hollow at market rates if it has reasonably determined that actual use and occupation of such lands for facilities for more than eighteen (18) months are necessary for economic exploitation of proven or probable reserves or measured, indicated, or inferred resources.

Osisko Development has also retained a right of first offer in the event that Emerald Hollow desires to sell, assign, or otherwise transfer to a third party all or a portion of its interest in the surface rights it owns, as well as a first priority right to purchase from Emerald Hollow, at a price based on prevailing market rates, a maximum annual water flow rate of 2.45 cubic feet per second (cfs) and a maximum annual volume of 1,776.64 acre-feet of water from Emerald Hollow for its mining activities.

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Osisko Development Corp.

There are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

4.4	Permitting and Environmental Liabilities

4.4.1	Environment

TCM maintains adequate financial surety of USD 1,473,167 with the Utah DOGM. This financial surety was last updated in August, 2021 with the addition of a pilot process operation. TCM is currently in the process of updating its large mine permit with Utah DOGM and expects the surety to be updated as part of this process.

TCM maintains all necessary environmental permits to operate within the Tintic operations area, including the current large mine permit update. As part of this update, environmental resources within the Tintic Test Mine were reviewed. As of the date of this report, all water rights and other water sources have been secured and agreed upon. Furthermore, the US Fish and Wildlife Service has deemed that this area does not contain areas of critical wildlife concern.

There are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

4.4.2	Permits and Environmental Liabilities

TCM is working under the Notice of Intent (NOI) Large Mine Operations (LMO) plan permit approved by the Utah DOGM in 2017. An updated LMO was submitted in February, 2022 and is currently going through the review/approval process. TCM has exploration permits in place (i.e., surety bonding) to support surface diamond drilling and the excavation of the Trixie Portal (Brandy Lee Decline). Once approved, the exploration for the decline will fall within the updated LMO. Under agreement with the Utah DOGM and the Utah Department of Water Quality (DWQ), TCM is permitted to operate a pilot processing facility and a tails holding pad. TCM does not discharge any water or effluents from current operations.

4.5	QP Comments

Micon and the QPs are not aware of any significant factors or risks, other than those discussed in this Technical Report, that may affect access, title, or the right or ability to perform work on the property by Osisko Development. It is Micon’s and the QP’s understanding that further permitting and environmental studies will be required, if further exploration, test mining and economic studies demonstrate that the mineralization is sufficient to host a mining operation.

The area of the Tintic Project is large enough to be able to locate and accommodate the infrastructure necessary to host any future mining operations, if Osisko Development advances the Trixie test mine towards a production decision.

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Osisko Development Corp.

5.0   Accessibility, climate, local resources, infrastructure and physiography

5.1	Accessibility

The closest major airport to the Tintic Project is in Salt Lake City, Utah, located to the north-northwest of the city of Provo, via Interstate 15. Access to the Tintic Project from Provo, is via Interstate 15, a distance of 36 km south to exit 248 to US 6, then west on US 6 for 27 km to Silver Pass Road, and then south 3.2 km to the Burgin administration office site. The Trixie test mine is located 2.6 km southwest of the Burgin office on the paved Silver Pass Access Road (Figure 5.1). Provo is the fourth largest city in Utah, and other smaller towns, including Payson, Santaquin and Eureka are also adjacent to the Project.

Figure 5.1
Overview of the Trixie Test Mine looking towards the Northeast

Figure provided by Osisko Development.

5.2	Infrastructure and Local Resources

The towns of Goshen, Santaquin, Payson and Provo are the main sources for supplies and services. Tintic Project personnel and contractors also live in these areas.

The Project has sufficient power and water to support a mining operation.

The nearest perennial surface water body is Utah Lake, which is located approximately 14 km northeast of the Project area.

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Osisko Development Corp.

Three small perennial springs discharge from perched ground water in the upper portion of the volcanic cap rocks at an elevation of 1,950 m on the western slope of the upper Silver Spring Pass Canyon drainage. Perennial flow is limited to short reaches below these springs. The company anticipates that additional water will be available for the Project from various surface and underground water sources pursuant to written agreements with the owners of water rights in the vicinity.

A 46 kVA high tension power line owned by Rocky Mountain Power crosses the property near the Burgin administrative complex. The installation of new transformers and electrical infrastructure to service both the Trixie test mine and the Burgin administrative complex was completed by TCM in December, 2021, with peak load usage up to 4.5 MW. Estimated peak load power requirement for Trixie is 3 MW.

5.3	Topography, Physiography, Vegetation and Climate

Topographic relief in the East Tintic District ranges from 1,494 m in the Goshen Valley east of the District to 1,996 m at nearby Mineral Hill. The elevation at Trixie is 1,852 m.

The Tintic Mountains host the scanty vegetation typical of an arid region. Different species of cactus, forbs and shrubs grow on exposed rocky points. The more common trees of the higher slopes are pinyon pine, juniper and mountain mahogany. At lower elevations, maple thickets occur in the dry ravines, especially on the eastern slopes, while aspens are found in sheltered spots, more commonly those of northern exposure. In the valleys, sagebrush, rabbitbrush, Brigham’s tea and cheat grass constitute almost the entire vegetation. Range improvement projects in the area have had some effect on improving grazing.

The climate of the East Tintic District is semi-arid. The U.S. Climate data website (https://www.usclimatedata.com/climate/elberta/utah/united-states/usut0068) noted that the mean monthly low temperatures at the nearby town of Elberta range from -10 degrees (°) Celsius (C) or 15° Fahrenheit (F) in January to 15° C (58° F) in July. The mean monthly high temperatures range from 2° C (37° F) in January to 33° C (93° F) in July. The Project has year-round access and operating season.

5.4	Site Facilities

The Project’s main office, laboratory, workshops and onsite processing facilities are located at the Burgin site, immediately off Highway 6 and northeast of the Trixie test mine (Figure 5.2). The Burgin mine is a past-producing underground operation containing lead-zinc-silver ores that was last mined by Kennecott in 1976. All references to Burgin in this report are with respect to the main office and surface facilities located at this site, and not to the Trixie test mine or deposit, unless otherwise specified.

A mill facility previously operational in 2002 is located at the Burgin site. In October, 2021, a pilot vat leaching circuit was established within the old Burgin mill facility for cyanide vat leaching of the mineralized material from the Trixie test mine. Osisko Development’s recent operations also included trucking mineralized material to an offsite facility for vat and heap leaching from late 2020 to May, 2022.

In 2022, a pilot tailings facility was constructed on site adjacent to the mill facility. The facility was double lined for future re-permitting and operation as a heap leach facility.

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Osisko Development Corp.

Figure 5.2
Burgin Site Infrastructure

Figure provided by Osisko Development.

There is a current effort to design and construct a test milling facility in the Burgin mill building to further demonstrate the leach recovery results from the pilot vat leach facility in operation through late 2022. There is a tailings facility north of the processing facilities which will be redesigned and reconstructed to support tailings storage for the currently in-development Burgin Test Mill. Additional to the milling facilities, a permanent crusher installation is in development to prepare feed for the test mill or as part of future milling/processing facilities.

The onsite laboratory at the Burgin site provides fire assay analysis for gold and silver for all underground grade control sampling from the Trixie test mine. Atomic Absorption Spectrometry (AAS) and bottle roll analysis to complement onsite VAT leaching and processing have also been established. Using an onsite laboratory to assay samples generated on site is common practice in the mining industry. Onsite laboratories usually participate in round robin exercises with government or independent laboratories as part of their QA/QC programs. In addition, onsite laboratories, such as the Burgin site, usually send out check samples and engage laboratory auditing consultants to independently review their procedures.

The mineral property is sufficiently large that construction of further infrastructure at the Project will not be hindered by lack of space.

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Osisko Development Corp.

6.0   History

6.1	Introduction

Much of the material in this section is taken from the Chief Consolidated Mining Retrospect and Prospect 2005 Report. The mines, resources and reserves quoted in this section are historical in nature and should not be relied upon. It is unlikely that any of the resources or reserve estimates would comply with current NI 43-101 criteria or CIM Standards and Definitions. Historical resource and reserve estimates included in this section are for illustrative purposes only and should not be disclosed out of context. The QP did not review the database, key assumptions, parameters, or methods used for the historic mining on the East Tintic District as they are no longer available or were never recorded.

6.2	Tintic District – Early Mining History (1869 to 2002)

Economic mineralization in the Tintic District was first discovered in 1869 and within a few years, most of the major outcropping ore bodies were being mined and many of the historic mining towns, including Diamond, Silver City, Mammoth, Eureka, Dividend and Knightsville had been established (Krahulec and Briggs, 2006). By 1899, the Tintic District had become one of the richest mining districts in the USA. Active mining in the district continued through the 20th and beginning of the 21st century. Major replacement type ore bodies were discovered along three main structures known as the Gemini, Mammoth-Chief and Godiva ore runs. In 1905, a fourth ore run which was not outcropping, the Iron Blossom, was discovered by Jesse Knight. This “blind” discovery by Knight, some distance east of the outcropping ore runs, opened the possibility of further deposits to the east (Figure 6.1).

6.2.1	East Tintic District

Even though many claims in what is now identified as the East Tintic District had been staked before the turn of the 20th century, the only known occurrence of surface mineralization was in a small outcrop near the present Eureka Lilly shaft. All future discoveries of the blind ore bodies in the East Tintic District would be based on surface alteration and underground geological interpretation.

E.J. Raddatz became interested in the East Tintic District around 1906 and acquired a major holding in what is now the Tintic Standard area. Raddatz reasoned that, even though the surface rocks were inhospitable, there was a chance of discovery in the Ophir limestone at depth. It took two shafts and thousands of feet of drift and winze workings but in 1916 the Tintic Standard deposit was discovered and went on to become one of the major lead-silver mines in the world.

Mining geologists, attracted by the discovery of the Tintic Standard deposit, began to study the district. Among these was Paul Billingsley, who observed that the volcanic cover in the east was pre-mineral and was altered by various stages of mineralizing fluids contemporaneous with ore deposition. Mr. Billingsley also recognized that the dikes and fissures cutting the volcanics continued at depth into the underlying sediments. Based on these ideas, a long drive on the 700 level of the Tintic Standard mine was commissioned. The target was projected from a surface exposure of a strong alteration zone, along with persistent dikes mapped within the volcanics. This exploration work intersected the mineral deposit that became the North Lily mine. Similar strategies led to the discovery of the Eureka Standard mine.

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Osisko Development Corp.

Figure 6.1
Overview of the Major Historic Mineral Deposits of the Tintic District

405000
410000
4425000
4420000
4415000
North Tintic District
Main Tintic District
East Tintic District
Southwest Tintic District
Eureka
Mammoth
Silver City
Dividend
Gemini
Mammoth - Chief
Godiva
Iron Blossom
North Lily Mine
Tintic Standard Mine
Eureka Lilly Mine
Burgin Mine
Eureka Standard Mine
Trixie Main Shaft
6
Legend
Replacement Deposit
Fissure Vein
Osisko Development Claims/Lease Outlines
Tintic Mining Sub-Districts
Active Mine Underground Development
East Tintic Historic Mine
US Highways
Local Roads
City
Town/Historic Town
Project Area
Great Salt Lake
Salt Lake City

Osisko Development

OSISKO DEVELOPMENT

J. Prince

Tintic District Ore Bodies

Utah, USA

0 1 2 3

Kilometers

Coord. Sys.: NAD 1983 UTM Zone 12N

N S W E

Document Name: Report_Maps

Figure provided by Osisko Development.

During World War II, the United States recognized that, in the event of a long war, new sources of raw material would be essential. As a result, the US Geological Survey undertook an exploration program seeking blind ore bodies in the East Tintic District. One of the blind targets identified by the USGS was the CCMC oxide area, a prominent outcrop of oxidized and pyritized volcanics which overlies the Burgin deposit. However, no major discovery was made from either the sinking of the 22.6 m (75 ft) deep CCMC shaft or the drift from the Apex Standard mine. It was later surface drilling that made the discovery of the Burgin ore body.

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District production slowly increased through discovery of new mines and peaked between 1921 and 1930, when according to data from the U.S. Bureau of Mines, production for that decade from the combination of the Main Tintic and East Tintic mining districts reached 4,250,000 tons. From that peak, production decreased to a low of 662,000 tons between 1961 and 1970. Production from the Burgin mine led to a second peak of 1,200,000 tons between 1971 and 1976. Total recovered metal from the greater Tintic District is summarized in Table 6.1.

6.3	Trixie –Exploration Underground Development and Mining (1927 to 1995)

6.3.1	Trixie Early Exploration (Pre-1957)

Following the discovery of the Tintic Standard deposit in 1917, the North Lily deposit in 1927 and the Eureka Standard deposit in 1928, interest was sparked over a poorly exposed structure overlying the current location of the Trixie test mine. Two shallow prospecting shafts known as the Trump shaft (94 ft or 28.5 m deep) and South Standard shaft (102 ft or 31 m deep) were sunk, but due to their shallow depth, failed to intersect mineralization.

Intense hydrothermal alteration of volcanic rocks exposed at surface at the Trixie site attracted the attention of the U.S. Bureau of Mines, which, in 1946-1947, conducted gravimetric and spectrographic surveys as well as geological studies of the Trixie area.

Between 1954-1955 the USGS conducted geochemical sampling and geological mapping of the area immediately north of the current Trixie shaft location. This was followed up by the drilling of nine holes that confirmed the presence of the Trixie fault and the validity of the surface geochemical anomalies when low-grade lead-zinc ore was intersected in the Trixie fault zone. After the conclusion of the USGS research program in 1956, Bear Creek Mining (an exploration subsidiary of Kennecott Copper Corp. (Kennecott)) completed eight additional core holes in the target area and several of these holes intersected strong lead-zinc replacement mineralization in the underlying limestone. Despite the apparent presence of ore-grade mineralization at depth, the disappointing core recoveries resulted in surface exploration work being terminated in 1957. Subsequently, the decision was made to conduct future exploration from underground.

6.3.2	Trixie - Shaft Sinking and Underground Development and Mining (1968 to 1992)

The sinking of the Trixie shaft was initiated in 1968 and had reached the 750 ft level by 1969. Although the initial target of exploration at the Trixie historic mine was lead-zinc replacement mineralization in the hanging wall of the Trixie Fault, a gold-bearing structure was encountered during shaft sinking at a depth of 584 ft. This northerly-trending and steeply west-dipping structural zone became the primary source of ore, which was concentrated along three gold-silver mineralized segments. From north to south these ore shoots were referred to as the 756 ore shoot, the 75-85 ore shoot, and the Survey zone (Figure 6.2).

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Table 6.1
Total Recovered Metal and Production Values from the Tintic District

Sub-District	Ore Treated (Short Tons)	Gold (Troy Ounces)	Silver (Troy Ounces)	Copper (Short Tons)	Lead (Short Tons)	Zinc (Short Tons)
Main Tintic 1869-1993	13,813,942	2,166,841	207,687,897	109,866	644,750	69,258
East Tintic 1899-2002	5,982,827	658,224	75,871,239	17,759	507,981	178,545
SW Tintic 1869-1919	122,000	12,025	1,440,370	585	4,160	115
North Tintic 1902-1955	63,939	8	40,412	-	6,081	10,654
Total	19,982,708	2,837,098	285,039,918	128,210	1,162,972	258,572
Average Grade		0.142 oz/t	14.26 oz/t	0.64%	5.82%	1.29%
Metal Prices as of October, 2022		$1,662 per Ounce	$20 per Ouncer	$7,746 per Short Ton	$1,870 per Short Ton	$3,124 per Short Ton
Production value at current price		$4,715,256,876	$5,558,278,401	$993,114,660	$2,174,757,640	$807,778,928
Total Production	$14,249,186,505

Table from Krahulec and Briggs, 2006.

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Figure 6.2
Oblique 3D Model View of all Historic and Modern (T2) Development at Trixie

Figure provided by Osisko Development.

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Osisko Development Corp.

The original carbonate replacement deposit (CRD) that was discovered at the Trixie historic mine in 1969 is located on the north end of the deposit within the downthrown carbonate sequence north of the Trixie fault. While limited in scale, the replacement mineralization consists of massive sulphide minerals and jasperoid that locally enclose irregular blocks of argillized shale and limestone between the 750 ft level and 900 ft level. Metal zonation within the deposit was documented at the time of mining with the upper levels displaying higher grade zinc and gold values, which diminish down-plunge, while copper and silver values increase at depth and lead concentrations remain consistent throughout (Morris et al., 1979).

The 756 ore shoot represents the most productive of the three historically mined ore zones. This ore shoot was developed up to nine feet in width and over 900 ft in strike length and was mined for over 1,000 vertical feet. The shoot plunges to the north towards the Trixie and Eureka Standard faults and was mined continuously from approximately 75 ft above the 625 level to below the deepest 1350 level development. Based on limited historic drilling, the 756 ore shoot continues for at least 300 ft below the 1350 level and remains open at depth.

In 1976, as mining and exploration continued within the 756 mineralized shoot, the 75-85 ore shoot was discovered approximately 1,600 ft (488 m) south of the Trixie shaft. The 75-85 ore shoot was mined from approximately 50 ft (15 m) above the 625 level down to the 1200 level.

In early 1980 Bear Creek Mining discovered the Survey zone while exploring for the Sioux-Ajax fault by drifting south on the 1050 ft level of the Trixie historic mine. The Survey vein segment was explored and extensively developed by Kennecott on the 750, 900, 1050 and 1200 levels during the pre-1995 silica flux mining periods. The southern end of the Survey Vein is extended for a distance of 3,400 ft south of the main shaft, along the 1050 level and remains open to the south and at depth.

In 1980, Sunshine Mining Corporation (Sunshine Mining) leased the Burgin unit from CCMC and by 1983 had also begun work at Trixie where it re-started mining operations and undertook additional underground development and diamond drilling. Much of the underground development and drilling from this time appears to have been focused on the 900, 1050, 1200 and 1350 levels. Perhaps the most notable exploration efforts at Trixie during this time were the southerly extensions of the 900, 1050 and 1200 ft level drifts following the discovery of the Survey zone and the northeastward extension from the 1350 ft level to connect with the 1100 ft level of the Eureka Standard mine. This connection provided the underground access needed to evaluate the Eureka Standard fault along-strike and down-dip from the original Eureka Standard mine workings. Sunshine Mining operated the Trixie historic mine until terminating its lease with CCMC at the end of 1992.

6.3.3	Trixie Mine, Diluted Grade Production

Between 1969 and 1995, the historic Trixie mine was operated as a source of silica flux ore for direct shipment to Kennecott’s Bingham Canyon smelter. Payments were received for gold, silver and variably for copper. Production from 1969 through to 1992 totaled 808,240 tons, containing 159,289 oz of gold and 4.75 million oz of silver. Ore mined during this period was heavily diluted (as much as 3:1) with footwall and hanging wall Tintic Quartzite. Open stope mining methods and poor ground control practices appeared to be only partially responsible for the dilution of ore. Production of 100 tons per day was required from the historic Trixie mine to provide a precious metal-rich silica flux ore to Kennecott’s Bingham Canyon smelter. Since the Tintic Quartzite was as good a source of silica flux as the mineralized quartz veins themselves, dilution of the Trixie ore with Tintic Quartzite was a deliberate practice to obtain the daily tonnage requirements. A diluted mining grade of 0.15 to 0.3 oz/t Au during this time was an optimal grade to obtain the required tonnage for the Bingham Canyon smelter, covering the cost of extraction and shipping of the silica flux.

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As a result of a settlement of litigation between the then-operator Sunshine Mining and CCMC, underground mining at the Trixie operation ceased in 1992. CCMC mined and shipped some low-grade surface stockpile material for smelter flux between 1993 and 1995, but with changes to Kennecott’s smelting process in 1995, its Garfield smelter no longer required Trixie flux ore. There were other western smelters with requirements for high-silica metals-bearing flux, but the costs of transportation to these smelters, coupled with low ore prices reduced the overall profit potential of mining the Trixie and other known silica-hosted precious metal deposits in the East Tintic District.

6.4	Trixie Exploration and Production (2000 to 2002)

Between 2000 and 2002, CCMC (through its affiliate Tintic Utah Metals LLC (Tintic Utah Metals)) undertook an aggressive surface and underground drilling program at Trixie, resulting in the discovery of a small-tonnage gold-silver resource associated with the earlier mined 75-85 mineralized zone. In the case of the gold-silver resource, a new level (the 625 ft level) was developed within the mine in 2001, and approximately 11,120 tons of gold-silver ore, averaging 0.66 oz/t Au, were produced before mining was suspended due to the decrease in the price of gold below $300/oz and CCMC’s financial and reported management problems.

Table 6.2 summarizes the production from the Trixie mine from before 1883 to 2002.

6.5	Trixie, Exploration and Production (2019 to 2021)

6.5.1	TCM – Trixie, Modern Target Generation (2019 to 2020)

TCM acquired the historic Trixie mine at the beginning of 2019, and initially focused its assessment on the base-metal resource opportunity at the Burgin mine. However, high-grade gold opportunities that had potential for near-term production and revenue Trixie mine quickly became the focus of the company. A preliminary economic report dated 2010 indicated the presence of known and documented resource opportunities at the Trixie mine, though these required in-depth evaluation and additional work to quantify. Since most of the historic mining was focussed on the steep west-dipping structural corridor with very little development or exploration into either the footwall or hanging wall, there was high potential to define additional mineralized structures in close proximity to the existing underground infrastructure.

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Osisko Development Corp.

Table 6.2
Trixie Mine Historic Production Summary

Year	Operating Company	Short Tons Sold	Average Gold Grade (Oz/ST*)	Average Silver Grade (Oz/ST*)	Gold Total (Troy Ounces)	Silver Total (Troy Ounces)
Pre 1983	Bear Creek Mining Co.	508,482	0.2	6.95	102,713	3,533,950
1983	Sunshine Mining Co.	1,736	0.3	4.8	516	8,333
1984	Sunshine Mining Co.	11,397	0.15	6	1,710	68,382
1985	Sunshine Mining Co.	25,538	0.25	3.49	6,487	89,128
1986	Sunshine Mining Co.	0	-	-	-	-
1987	Sunshine Mining Co.	2,527	0.25	4.69	627	11,852
1988	Sunshine Mining Co.	22,611	0.3	7.08	6,716	160,086
1989	Sunshine Mining Co.	28,343	0.32	7.13	9,070	230,429
1990	Sunshine Mining Co.	31,115	0.27	6.68	8,159	207,706
1991	Sunshine Mining Co.	40,608	0.18	4.96	7,486	201,418
1992	Sunshine Mining Co.	50,002	0.13	3.35	6,488	167,531
1993-1995	South Standard Mining Co.	74,761	0.026	0.66	1,944	49,342
1995-2001	Chief Consolidated Mining	0	-	-	-	-
2002	Chief Consolidated Mining	11,120	0.663	2.39	7,373	26,577
Total		808,240	0.196	5.85	159,289	4,754,734

Table supplied by Osisko Development but originally prepared by Tom Gast for CCMC, October 2010.

*ST = US Short Tons

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The historic Trixie mine together with the entire East Tintic property had been in a state of care and maintenance followed by near abandonment, since 2014, and this resulted in wide-spread vandalism and damage to the property and physical assets. This included destruction of the primary hoist, hoist foundation and building at Trixie that was used to operate the conveyance and provide access to the underground development. In August, 2019, TCM made the decision to commence rehabilitation of the historic mine and shaft (Figure 6.3), with the intention of beginning underground drilling and exploration of documented targets on the historic 625 ft and 750 ft development levels.

By December, 2019, TCM had compiled the historic Trixie datasets into a new 3D model of the deposit and identified a significant new target in the immediate footwall to the 610 stope. This new target, initially termed the North Survey Vein, was developed from reconsidering assays within historic surface RC holes which could not have originated from any of the historically mined areas (Figure 6.4). Further investigation of this target lead to the discovery of the T2 and T4 structures.

Figure 6.3
Trixie Headframe

Micon site visit photograph.

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Osisko Development Corp.

Figure 6.4
Cross Section, Looking North, of the Surface RC Hole Intersections that Led to
Discovery of the T2 Structure

West
East
Original Model of
"North Survey Vein"
12.19 m
@ 24.69 ppm Au
18.29 m
@ 51.29 ppm Au
13.72 m
@ 7.54 ppm Au
75-85 Vein
TRC-13
610 Stope
625 level
750 Stope
TRC-13A
TRC-01
TRC-14
0 m
50 m
Volcanics
Ophir Formation
Tintic Quartzite
Modelled Vein
Workings
Au ppm
> 30
15 - 30
10 - 15
5 - 10
1 - 5
< 1

Figure provided by Osisko Development.

The broad zones of mineralization encountered in the 2000-2001 surface RC drilling were originally interpreted to be caused by the smearing of mineralization within the holes, given that the known mineralized structures were typically no more than six to eight feet in width. However, exploration work by TCM in 2021 demonstrated that mineralization up to 60 ft in width is associated with the T4 stockwork. The broad zones of mineralization encountered in the 2000-2001 RC drilling were thus re-interpreted as intercepts of T2-T4 stockwork mineralization in the immediate footwall of the 75-85 structure.

6.5.2	TCM T2 Discovery (2020 to 2021)

Between February and June, 2020, refurbishment of the 625 level was completed by TCM with new services installed to commence underground diamond drilling. A total of five diamond drill holes were completed between June and August, 2020, all collared from the only suitable drilling position, just north of the ventilation shaft (Figure 6.5).

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Figure 6.5
Plan Map of the 625 and 750 Levels and the T2 and T4 Mineralized Zones

Eureka Standard Fault
Trixie Fault
N
756
Ore Shoot
Main
Shaft
Eureka Lilly Fault
T2 - T4
Vent
Shaft
Initial
2020
DrillHoles
75-85
Ore Shoot
Eureka Lilly Splay
South
Survey Vein
0
300 m

Figure provided by Osisko Development.

Despite extremely difficult drilling conditions, visible mineralization within the footwall of the 610 stope was confirmed in three of the five holes. With the visual confirmation of the mineralization and structure a decision was made by TCM management to commence development of an exploration drift eastward towards the target zone. This exploration drift would open-up the target structure for sampling and visual examination, as well as opening up more favourable positions from which to drill on the east side of the 610 stope.

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Osisko Development Corp.

The decision to develop into the target zone by TCM management proved extremely fortuitous. Only 13 m (44 ft) east of the historic 625 ft level development, TCM drifted directly into the T2 structure. The first three grab samples taken returned 1,234 g/t Au (36 oz/t Au), 1,947 g/t Au (56.8 oz/t Au) and 5,417 g/t Au (158 oz/t Au). Figure 6.6 shows one of the earliest underground mining faces on the T2 structure, with composite chip sampling across the face returning 2.4 m of 3,497 g/t Au and 6,583 g/t Ag (8 ft of 102.0 oz/t Au and 192 oz/t Ag).

Figure 6.6
An Early Mining Face on the T2 Structure Looking North

Figure provided by Osisko Development.

Abundant visible gold associated with the striking green colour of the mineralized zone aided the visual identification and mining of the T2 structure. Initial mining continued north and south on-strike of the steeply east-dipping structure to determine potential strike lengths of the mineralized zone. At the same time the original 609 exploration cross-cut was extended further eastward to test ground immediately east of the T2 structure for further mineralization. Together with additional diamond drilling and exploration cross-cuts, a broad zone of mineralized stockwork veining up to 25 metres (80 ft) in width has now been identified, and is referred to as the T4 stockwork zone of mineralization.

Figure 6.7 displays an overview of the historic mine development and new mining completed by TCM between 2020-2021, with the T2 and T4 development located only 13 m (44 ft) east of the historic mine infrastructure on the 625 level.

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Osisko Development Corp.

Figure 6.7
Overview Map of the Southern End of 625 ft Level

Figure provided by Osisko Development.

6.5.3	TCM Underground Development and Mineral Processing (2020 to 2021)

In November, 2020 the first shipment of mineralized material was made to an offsite processing facility and the first gold was poured by TCM. Continual underground development and drilling through 2021 helped define T2 mineralization over a 400 ft strike length and led to the recognition of the scale of the T4 stockwork mineralization. Design work for a surface portal and internal decline ramp to access the Trixie underground development was commenced shortly thereafter. A geological model for T2-T4 mineralization identified the potential significance of the overlying Ophir Shale, as a cap above the Tintic Quartzite host rock, in influencing the T2-T4 mineralized zone. In the fall of 2021, the Burgin Processing Facility was equipped with an onsite vat leaching process. On May 30, 2022, Osisko Development announced the completion of its acquisition of TCM.

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7.0   geological setting and mineralization

7.1	Geological Setting

The Tintic Project is located within the historic Tintic mining district, a cluster of base and precious metal deposits covering more than 200 square kilometres (or approximately 80 square miles) within the East Tintic Mountains of north-central Utah (Figure 7.1). The district is centred approximately 90 km (56 miles) south-southwest of Salt Lake City and 65 km (40 miles) south of the Bingham Canyon porphyry Cu-Au-Mo deposit. The East Tintic Mountains occupy a position within the Late Cretaceous Sevier fold and thrust belt (e.g., Allmendinger & Jordan, 1982; Yonkee & Weil, 2015) approximately 30 km (20 miles) from the eastern limit of the Basin and Range extensional province as defined by the surface expression of the Wasatch fault. District mineralization is associated with a post-Sevier compression and pre-Basin and Range extension period of magmatism, spanning ca. 27-35 Ma (latest Eocene to Oligocene) (e.g., Moore et al., 2007). Commonly divided into Main, East, North and Southwest subdistricts, the greater Tintic is collectively the second largest metal producing district in Utah state, with Bingham first and Park City a close third (Krahulec and Briggs, 2006). The core Tintic project area covers more than 90% of known deposits within the East Tintic subdistrict. Additional coverage extends north, west and south into the North, Main, and Southwest districts, respectively.

7.2	District Geology

The geology of the Tintic district can be summarized as the record of four major phases of geologic evolution. These are 1) development of a Palaeozoic platformal sequence atop previously deformed Precambrian basement, 2) folding, faulting, and uplift accommodating east-west shortening during the Late Cretaceous Sevier Orogeny, 3) latest Eocene to Oligocene calc-alkaline magmatism associated with district mineralization, and 4) Miocene to recent Basin and Range extension.

Precambrian basement in the Tintic district consists of phyllitic shales and coarse-grained quartzite of the Big Cottonwood Formation, exposed on the western limits of the East Tintic mountains but encountered only as xenoliths within the Eureka quadrangle at the district core. Deposited unconformably above the Big Cottonwood Formation, the Palaeozoic platformal sequence consists of a 701 to 975 m (2,300 to 3,000 ft) basal quartzite (the Lower Cambrian Tintic Quartzite) that grades through a relatively thin sequence of calcareous shales and lesser limestone facies (the Middle Cambrian Ophir Formation) into an extensive carbonate sequence that spans into the Late Mississippian. Total stratigraphic thickness of the Palaeozoic sequence exceeds 2,743 m (9,000 ft) (e.g., Morris, 1964: Geology of the Eureka Quadrangle; Morris, 1964: Geology of the Tintic Junction Quadrangle; Morris et al., 1979) (Figure 7.2).

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Figure 7.1
Map of the Tintic District Displaying Mineral Occurrences and Regional Tectonic Framework

395000
400000
405000
410000
4430000
4425000
4420000
4415000
USGS Mineral Resources by Commodity Class
Past and Present Producers
Precious Metals ± Secondary Base Metals
Base Metals ± Secondary Precious Metals
Base and/or Precious Metal Secondary
Occurrences and Prospects
Precious Metals ± Secondary Base Metals
Base Metals ± Secondary Precious Metals
Base and/or Precious Metal Secondary
Replacement Deposits
Fissure Vein Systems
Lithocaps
Silver City Monzonite Porphyry
Sunrise Peak Monzonite Porphyry
Southwest Tintic Porphyry
USGS 7.5' (1:24,000) Quadrangles
A A'
Figure 7.3 Section Line
Boulter Peak
Allens Ranch
North Tintic
Main Tintic
East Tintic
A'
Tintic Project Claims Footprint
Tintic Junction
McIntyre
Tintic Mountain Eureka
Southwest Tintic
Metamorphic Core Complexes
HINTERLAND BELT
SEVIER BELT
LARAMIDE BELT
Wasatch Fault
Bingham Canyon
Tintic
E limit Basin and Range
0 50 100 200 300 Kilometers
0 50 100 200 Miles
Osisko Development
J. Shaw
Tintic Mining District
Utah, USA
0 1 2 3 4 5 Kilometers
0 0.75 1.5 3 Miles
N
Coord. Sys.: NAD 1983 UTM Zone 12 N

Figure provided by Osisko Development.

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Figure 7.2
Palaeozoic Stratigraphy of the Tintic District

PALAEOZOIC
CARBONIFEROUS
MISSISSIPPIAN
Upper
Mgb
Great Blue fm.
762-808 m (2500-2650 ft)
Peter Knoll limestone member
Chuilos member shale
Paymaster limestone member
Topliff limestone member
Mh
Humbug fm.
198m (650 ft)
Md
Deseret limstone
262-335 m (860-1100 ft)
Uncle Joe member limestone
Tetro member limestone
Phosphatic shale member
Lower
Mg
Gardison limestone
132-167 m (450-550 ft)
DEVONIAN
Upper
MDf
Fitchville fm.
84-91 m (275-300 ft)
Dpp
Pinyon Peak limestone
21-91 m (70-300 ft)
Dv
Victoria fm.
21-91 m (125-300 ft)
SILURIAN
DSOb
Bluebell dolomite
101-183 m (330-600 ft)
ORDOVICIAN
Upper
Ofh
Fish Haven dolomite
82-107 m (270-350 ft)
Lower
Oop
Opahonga limestone
91-259 m (300-850 ft)
CAMBRIAN
Upper
Caj
Ajax dolomite
113-223 m (370-730 ft)
Upper member
Emerald member
Lower member
Cop
Opex Fm.
43-107 m (140-350 ft)
Middle
Ccc
Cole Canyon dolomite
253-274 m (830-900 ft)
Cb
Bluebird dolomite
46-61 m (150-220 ft)
Ch
Herkimer limestone
07-131 m (1350-430 ft)
Cd
Dagmar dolomite
18-30.5 m (60-100 ft)
Cte
Teutonic limestone
122 m (400 ft)
Co
Ophir Fm.
90-131 m (295-430 ft)
Upper member shale
Middle member limestone
Lower member shale
Lower
Ct
Tintic quartzite
701-975 m (2300-3200 ft)
NEOPROTEROZOIC
Big Cottonwood fm.
510.5+ m (1675+ ft)
*Only occurs as xenoliths in the Eureka Quadrangle

After Morris (1964) Geology of the Eureka Quadrangle

Figure provided by Osisko Development.

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Accommodation of east-west shortening during the Late Cretaceous Sevier Orogeny resulted in the development of the district scale Tintic syncline-East Tintic anticline fold pair, and several associated district-scale, generally west-vergent thrusts (Morris, 1964: Geology of the Eureka Quadrangle; Morris et al., 1979). The geometry of the sub-horizontal roughly north-south trending fold pair is responsible for the general basement architecture of the Tintic district, wherein the youngest (Mississippian) rocks of the Palaeozoic sequence are preserved along the trough of the Tintic syncline in the Main district and the Tintic Quartzite is present at its highest structural levels along the crest of the East Tintic anticline in the East district (Figure 7.3). High-angle structures developed in relation to the Sevier orogeny include a system of predominantly northeast trending faults with strike-slip offset interpreted as accommodating differential displacement syn-compression, and a system of variably oriented normal faults developed in accommodation of late to post-orogenic gravitational collapse. (e.g., Morris, 1964: Geology of the Eureka Quadrangle; Morris et al., 1979).

Extensive erosion following Sevier uplift resulted in the development of a rugged paleotopography by the onset of district magmatism ca. 35 Ma (Figure 7.4). The latest Eocene to Oligocene magmatic record consists of a quartz latite flow and tuff dominant sequence of irregular thickness up to 1,500 m (5,000 ft) with cross-cutting to coeval locally porphyritic monzonite to quartz monzonite intrusions of varying geometries (e.g., Morris, 1964: Geology of the Eureka Quadrangle; Morris, 1964: Geology of the Tintic Junction Quadrangle; Morris et al., 1979; Keith and Kim, 1990) (Figure 7.4). District mineralization, dated in the East Tintic at around 31 Ma (Laughlin et al., 1969) is contemporaneous and associated. In the East Tintic district, known fissure-vein and replacement deposits are nearly exclusively buried beneath the irregular volcanic cover (Figure 7.5). While the basal (pre-mineral) volcanic cover hosts no significant mineralization, it is commonly characterized by significant hydrothermal alteration. Several sub-km-scale lithocaps point to potential porphyry targets at depth, where more localized alteration along predominantly N to NE-trending fissures with associated pebble dikes were used in successful targeting of many of the known historic deposits (e.g., Morris et al., 1979).

The Palaeozoic sequence and its irregular volcanic cover are disrupted by Basin and range extensional faulting. Miocene-age volcanics likely mark the onset of extension in the district ca. 16-18 Ma (Figure 7.4). While any pre-existing fault structures are likely primed for some degree of Basin and Range extensional reactivation, the most significant normal offsets occur along roughly north-south trending structures, e.g., the district-scale Eureka Lilly fault. The variably north-south striking and west-dipping Eureka Lilly fault forms a major aquitard through the East Tintic district, dividing a fresh, cool-water-table in its hanging-wall to the west from a hot and saline water table in its footwall to the east. Post-lava offset on the Eureka Lilly fault is apparently variable along strike and may account for only one-half to a third of the total offset across the structure, believed to have initiated during Late Sevier orogeny (Morris et al., 1979).

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Figure 7.3
Partial N-Facing 7.5’ Eureka Quadrangle Section A-A’

Figure provided by Osisko Development but originally digitized from Morris (1964) Geology of the Eureka Quadrangle.

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Figure 7.4
Oligocene Volcano-Magmatic Stratigraphy of the Tintic District with
Select Reported Geochronologic Data

Figure provided by Osisko Development.

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Figure 7.5
Simplified USGS Geologic Map of the East Tintic District

East Tintic Geology
Quaternary deposits
Unconformity
Miocene Silver Shield Quartz Latite dikes and flows
Unconformity
Miocene Pinyon Creek Conglomerate
Oligocene volcanic and intrusive rocks
Intrusion breccia and associated biotite-augite dikes
Monzonite porphyry plugs and dikes related to the Silver City stock
Latite dikes and sills
Laguna Springs Volcanic Grp.
Mozonite porphyry of Gough Sill
Latite breccia pipe
Tintic Mountain Volcanic Grp.
Copperopolis Latite
Packard Quartz Latite
Oligocene Apex Conglomerate
Unconformity
Paleozoic sedimentary rocks
Mississippian carbonate sequence
Devonian carbonate sequence
Devono-Siluro-Ordovician Bluebell Dolomite
Ordovician sequence
Upper Cambrian carbonate sequence
Middle Cambrian carbonate seequence
Middle Cambrian Ophir Fm.
Lower Cambrian Tintic Quartzite
Pebble dikes
Crackle breccia zones
Fault, Accurate
Fault - Concealed/Inferred
Thrust - Accurate
Thrust - Concealed/Inferred
Mines and Metal Occurrences
Active Mine
Portal
Historic Mine of Interest
Prospect
Other occurrences
408000
410000
412000
414000
4428000
4426000
4424000
4422000
4420000
Paxman Fault
Selma
Pinyon Peak Thrust
Homansville Fault
Canyon Fault
East Tintic Thrust
Ballpark Fault
Coyote Fault
Tintic Standard Thrust
North Lily
Tintic Standard
South Fault
Eureka Lilly Fault
Addie Fault
Burgin
East Tintic Thrust
20th Century Fault
Middle Fault
Eureka Standard Fault
Eureka Standard
Iron King Fault
Yankee Fault
Apex Standard Fault
Yankee Fault
Trixie Main Shaft
South Apex Fault
Inez Fault
Sioux-Ajax Fault
Tintic Project Claims Boundaries
Osisko Development
J. Shaw
East Tintic Geology
Tintic Mining District
Utah, USA
0 1 2 Kilometers
0 0.25 0.5 1 1.5 Miles
Coord. Sys.: NAD 1983 UTM Zone 12 N
N

Figure provided by Osisko Development.

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7.3	District Mineralization and Structure

The four subdistricts of the Tintic are in part distinguishable in terms of their known mineral occurrences, hosted within the deformed Palaeozoic sequence and, to a more limited extent, Oligocene monzonitic intrusions. The Main district is the most historically productive district by far (Section 6.0), with characteristic carbonate-hosted lead-zinc-silver replacement deposits that form predominantly north to northeast-trending sub-horizontal zones rooted into subvertical chimney-like mineralized bodies rich in copper, gold and silver (e.g., Krahulec and Briggs, 2006 [after Morris, 1969]) (Figure 7.1). Carbonate-replacement deposits with economic zinc ± lead ± silver are likewise present in the East district and the historically least-productive North district. The East district is unique in terms of the relative structural complexity of the deposits, and by the added presence of gold and silver-rich high-sulphidation fissure vein systems hosted within the brittle and unreactive Tintic Quartzite, such as at Trixie. The Southwest district is characterised by a relative dominance of igneous rocks, containing fissure systems hosted within the Silver City stock and smaller associated monzonitic porphyry intrusions (e.g., Krahulec and Briggs, 2996). The Southwest district is also host to the Southwest Tintic porphyry copper system, viewed as subeconomic but with minor historical production from peripheral high-sulphidation, copper-silver-lead veins (Krahulec and Briggs, 2006). Several key observations suggest the presence of additional and potentially economic porphyry centres within the district. This includes indicator clay assemblages and elevated molybdenum and/or copper-lead ratios at the Big Hill, Silver Pass, and Government Canyon lithocaps, all contained within the Tintic Project claims area (e.g., Sillitoe, 2006; 2022; Leveille, 2021) (Figure 7.1) (Discussion in Section 8).

In addition to an association with both the low- and high-angle faults developed regionally through the Late Cretaceous Sevier Orogeny, mineralization within the East Tintic is often linked with a more localized network of high-angle structures, apparently developed pre to syn-mineral in association with latest Eocene to Oligocene magmatism (e.g., Morris et al., 1979). These structures formed conduits for the emplacement of pebble dikes, monzonitic intrusions, and their associated hydrothermal fluids. They range in orientation from north-south to more prevalent north-easterly trends and are particularly well-developed as faults and fissures within the brittle Tintic Quartzite. The Tintic Quartzite is brought to its highest structural levels within the East district, along the crest of the East Tintic anticline in the hanging-wall to the East Tintic thrust, which is itself complexly folded through progressive deformation. The geometry and nature of the East Tintic anticline are largely interpreted from underground mapping and the exact location of its axial trace at the base of the younger volcanic cover is unknown. Sub-horizontal Palaeozoic strata of the Trixie area are believed to occupy a position within or proximal to the hinge zone of the anticline (Morris et al., 1979). North of Trixie, the fold axis is interpreted to have been offset significantly eastward and fold geometry is described as asymmetric, with a shallow to the west dipping western limb, and steep to locally overturned eastern limb, intensely deformed along the East Tintic thrust.

A little more than half of the historical production within the East Tintic district has been sourced from massive lead-zinc-silver replacement deposits formed at a variety of locations where faults that juxtapose younger carbonates directly against the Tintic Quartzite are cross-cut by, or intersect with, high-angle northeast-trending structures (Krahulec and Briggs, 2006). Replacement ore bodies of the Burgin deposit are largely localized within a fault-bound wedge of deformed Ophir Formation and Teutonic carbonate facies rocks overthrust by the Tintic Quartzite, in the hanging-wall of the main East Tintic thrust (Morris et al., 1979). Several interpreted syn-Sevier strike-slip structures, including the Eureka Standard and Apex faults are the presumed conduits for mineralizing fluids, despite observations that they root into and do not crosscut the East Tintic Thrust (Morris et al., 1979). Replacement bodies at the historic North Lilly mine are found at its higher structural levels where northeast-trending fissures locally exploited by monzonitic porphyry dikes, intersect carbonates of the Middle Ophir Formation down-dropped into direct contact with the Tintic Quartzite, along the dip-slip normal reactivated Tintic Standard Thrust.

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High-sulphidation gold – silver ± copper deposits hosted within fissure vein systems in the Tintic Quartzite account for the remaining historic production and all mineralized zones currently under development within the East Tintic district (Krahulec and Briggs, 2006). Structural trend at the Trixie, as dictated by the subvertical-to-the-east-dipping T2 structure and smaller scale fissures within its hanging wall T4 breccia zone, is north south. At the historic Eureka Standard mine, about 1.6 km (1 mi) to the north-northeast, deposit-scale geometry is largely controlled by the northeast-southwest striking and moderately northwest dipping Eureka Standard fault zone, however, individually mapped mineralized fissures within the zone, range from fault-parallel to subvertical and predominantly northeast trending. At the historic North Lily mine, approximately 2 km (1.2 mi) farther north, high-sulphidation mineralization is intimately associated with a series of sub-vertical northeast-trending fissures and parallel monzonitic dikes.

7.3.1	Geology, Structure and Mineralization at Trixie

Mineralization at the Trixie test mine is structurally controlled within a north-south-trending fissure-vein and breccia system, developed within the brittle Tintic Quartzite. Gold and silver-rich mineralization within the so-called Trixie vein system is best classified as high-sulphidation epithermal (see discussion in Section 8). Current development at Trixie is focused within the footwall to the historically productive steep-to-the-west-dipping 75-85 structure, targeting the subvertical-to-the-east-dipping T2 fissure vein, its hanging -wall T4 breccia zone, and a network of smaller-scale likewise north-south-trending mineralized fissures contained within it.

Sub-horizontal Palaeozoic strata exposed in underground workings at Trixie are believed to occupy a position within or proximal to the hinge zone of the East Tintic anticline (Morris et al., 1979), the nature of which may exert primary influence on the geometry, frequency, and distribution of grade controlling structures within the Trixie vein system. The stratigraphic contact between the Tintic Quartzite and overlying and impermeable lower shale member of the Ophir Formation appears to have a major controlling influence on the development and grade distribution of mineralization at Trixie. While controlling structures within the Trixie vein system do penetrate the younger overlying sequences, mineralization typically displays strong rheologic control and is restricted to the older and underlying brittlely fractured Tintic Quartzite host.

The main shaft of the historic Trixie mine was collared at approximately the 1,852 m (6,075 ft) elevation into an outcropping window of Middle Cambrian Teutonic Limestone. The shaft passes through the full thickness of the Ophir Formation to reach the Tintic Quartzite at a depth of approximately 125 m (410 ft). All current development stems off the historic 625-foot mine level, while deeper historic workings include 750, 900, 1050, 1200, and 1350-foot levels. The full extent of both modern and historical development at Trixie resides within the hanging-wall to the district-scale Eureka Lilly fault. The fresh groundwater table of the Eureka Lilly hanging-wall at Trixie sits below the ca. 1,437 m (4,716 ft) elevation of the 1350-foot level, around 425 m below surface. The Late Eocene to Oligocene Packard Quartz Latite unconformably overlies the Palaeozoic Tintic-Ophir-Teutonic sequence in nearly every direction surrounding the Trixie main shaft. The Packard Quartz Latite is in local unconformable contact with both the Ophir Formation and Tintic Quartzite, reaching thicknesses up to 380 m (1,250 ft) directly south of the vent shaft (Figure 7.6).

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The core of the Trixie vein system occupies a high-seated position within an east-west oriented horst, the bounding structures of which may have served as critical pathways for mineralizing fluids (Figure 7.6). North of the Trixie main shaft, the Tintic Quartzite is down-dropped an estimated 198 m (650 ft) across the east-west-trending sub-vertically north-dipping Trixie fault zone (Morris et al., 1979). At the very northern limits of development, the sequence is again offset relative down to the north across the Eureka Standard fault zone, which appears to consist locally of at least two major east-northeast trending splays. Though not fully constrained, relative stratigraphic offset across the Eureka Standard fault zone is of similar or greater magnitude to that observed across the Trixie Fault zone. Approaching the southern end of development, the Tintic Quartzite and mineralized structures of the Trixie vein system appear to be offset across the presumably steep to the south-dipping Sioux-Ajax fault zone. The Sioux-Ajax fault zone has not been intersected by any modern-day development. Constraining its displacement and orientation is complicated by several intersecting west-dipping splays of the Eureka Lilly fault that appear to further offset mineralization.

The Sioux-Ajax fault system is well-known within the Main District as a major ore controlling structure, with associated breccias hosting large replacement bodies in both the Mammoth and Iron Blossom mines (Morris et al., 1979). The Sioux-Ajax fault system of the Main district consists locally of two or more splays generally striking east-southeast and dipping steeply to the north. The fault system is buried beneath volcanic cover projecting along strike into the East Tintic district, wherein its correlation and relationships with known structures have long been a topic of high interest and debate (e.g., Morris et al., 1979). Recent interpretations based on the integration of historical mapping with high-resolution magnetic data acquired in 2019 suggest that the Trixie, Eureka Standard, and south-dipping Sioux Ajax fault zones as defined within the Trixie development area, are structurally linked with the Sioux Ajax zone of the Main district and may have collectively provided the deep-seated plumbing necessary for mineralization at Trixie.

The historic 756 ore shoot at the north end of Trixie development displays a steep northerly plunge in the footwall to the Trixie fault zone. At the southern end of Trixie development, higher grade ore shoots within the historically mined 75-85 zone exhibit a steep southerly plunge, for which the presumed south-dipping Sioux Ajax fault zone is the interpreted structural control. These historical observations suggest that mineralization and grade within the T2 fissure vein and T4 zone currently in development in the immediate footwall to the 75-85 structure may be characterized by a similar geometry.

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Figure 7.6
East-Facing Geological Long Section Displaying Underground Development at Trixie

Figure provided by Osisko Development.

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8.0   deposit types

There are three interrelated deposit types of particular interest within the East Tintic district:

1.	Carbonate Replacement Deposits (CRDs), with lead-zinc replacement of reactive carbonate sedimentary sequences, found at the historic Burgin, Tintic Standard and North Lily mines.

2.	High-Sulphidation epithermal veins: gold and silver rich epithermal vein systems hosted primarily within the basal Tintic Quartzite host rock, found at the Trixie, Eureka Standard and the deeper levels of the historic North Lily mine.

3.	Porphyry Copper-Gold: copper and gold rich mineralization hosted in porphyritic intrusive rocks. Although not yet identified in East Tintic, a porphyry centre is thought to be the hydrothermal source for both the deposit styles listed above.

The distribution of both CRDs and high-sulphidation epithermal vein systems in the East Tintic district is strongly lithologically controlled, with known high-sulphidation epithermal veins restricted to the Tintic Quartzite, and CRD type base-metal deposits hosted in the overlying carbonate sequence. This is in part reflecting a rheological control, due to the brittle nature of the quartzite which makes it more prone to the development of breccia hosted epithermal veins, and in part a geochemical control, due to the more reactive nature of the carbonates to acidic fluids. The same strongly acidic hydrothermal fluid, sourced from a potential deep-seated porphyry centre, may be responsible for both the precipitation of high-sulphidation mineral assemblages within the quartzite and, once buffered during interaction with overlying carbonate facies rocks, the precipitation of CRD deposits. A generalized model for each of the deposit types and their idealized location relative to depth of emplacement and stratigraphic control is presented in Figure 8.1.

Figure 8.1
Generalized Model of Deposit Styles in the East Tintic District

Source: Modified from TCM 2021.

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8.1	Carbonate Replacement Deposits

CRDs account for more than 90 percent of all ore produced in the East Tintic district (Morris & Lovering, 1979). Silver rich lead-zinc CRDs of the historic Burgin, Tintic Standard and North Lily mines, are characterized by the replacement of limestone by massive sulphide adjacent to intersections between steeply dipping northeast-trending faults and shallow to moderately west or southwest dipping faults. The complex geometry of the more shallowly dipping fault zones demonstrates an imbricate nature, with repeated fault bound slivers of mineralized stratigraphy, as well as localized folding of thrust sheets forming pockets or “pot-hole” structures that provided favourable focal points for mineralization. The mineralogy of the replacement deposits typically consists of massive galena ± sphalerite, with lesser silver sulphides and sulphosalts (Figure 8.2). In general, there is a zonation observed within the replacement bodies with a core which is richer in lead and silver and an increase in zinc and manganese toward the peripheries (Morris & Lovering 1979).

Steeply dipping northeast trending fissures transect the CRD deposits and localize silver and gold-silver rich mineralization along structurally controlled planes, such as the Silver Fissure at the historic Burgin mine.

Figure 8.2
CRD-Style Base-Metal Mineralization, Massive Galena Typical of the Historic Burgin,
Tintic Standard and North Lily Mines

Figure provided by Osisko Development.

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8.2	High Sulphidation Epithermal Vein Systems

High-sulphidation epithermal vein systems containing enargite-gold-silver ores (Figure 8.3) are structurally controlled and limited in known occurrence to the basal Tintic Quartzite unit. The brittle and relatively geochemically inert nature of the Tintic Quartzite make it particularly well-suited to focus ascending mineralizing fluids along permeable faults and breccia zones developed within the otherwise relatively impermeable rock, allowing for the deposition of precious metal-rich gold-silver mineralization, as seen at Trixie, the historic Eureka Standard mine and in the deeper levels of the historic North Lily mine, associated hydrothermal fluids which tend to be strongly acidic, with elevated sulphur fugacity (John et al., 2018). The conditions of the hydrothermal fluids can be deduced from the stability of the assemblage of ore and gangue minerals that precipitate from them, as well as from fluid inclusions within individual minerals. The assemblage enargite ± pyrophyllite ± alunite which is common in the known vein systems hosted in the Tintic Quartzite is indicative of high-sulphidation conditions (John et al., 2018). Precipitation of minerals from a hydrothermal fluid may be related to changes in temperature, pressure, pH, sulphur fugacity or a number of other controlling factors. Rapid releases in fluid pressure are of particular importance as they can trigger flash boiling, a process which simultaneously cools the fluid while partitioning volatile phases such as H2S and CO2 into the exsolved vapour leading to changes in pH and sulphur fugacity, all of which can contribute to the formation of high concentrations of gold (Hedenquist, 1985).

Figure 8.3
Typical Sulphide Au-Ag-Rich Vein Mineralization found at Trixie and in the Historic Eureka Standard Mine, Hand Sample taken from the Eureka Standard Dump Pile

Figure provided by Osisko Development.

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Apparent controlling structures within the East Tintic high-sulphidation epithermal vein systems are typically narrow (approximately 0.1-3 m or approximately 0.3-10 ft wide) polymetallic quartz-barite fissure veins, such as are observed at the core of the gold and silver-rich telluride-bearing T2 structure at Trixie. High-sulphidation epithermal mineralization also occurs within silica ledges and silica-sulphide-sulphosalt flooded breccia zones adjacent to primary controlling structures, such as in the T4 breccia zone at the Trixie mine. High-sulphidation ores are oxidized above the water table, locally characterized by the in-situ replacement of copper bearing tellurides and sulphides by bright green and blue supergene copper tellurates and copper carbonates. Oxidation and leaching of sulphides above the water table have the added benefit of releasing any refractory gold that may have otherwise been bound in the crystal structure of the sulphides. The water table at Trixie is 425 m (1,394 ft) below surface, at an elevation of 1,425 m (4,765 ft) and is reported at a similar elevation in the other historic mines west of the Eureka Lilly fault (Morris and Lovering, 1979). East of the Eureka Lilly fault the water table is hot and saline and is approximately 50 m lower in elevation than on the west side.

8.2.1	Mineralized Structures at Trixie

Five unique interrelated and/or cross cutting structurally controlled domains of mineralization with varying gold grades are recognized at Trixie: 75-85, T1, T2, T3, and T4 (Figure 8.4). Though controlling structures may penetrate younger stratigraphic horizons, mineralization is limited to the Tintic Quartzite, as overlying shales belonging to the lower member of the Ophir Formation formed an impermeable cap to mineralizing fluids.

8.2.1.1	75-85 Structure

The 75-85 domain consists of a discrete north-south striking moderate to steeply west-dipping polymetallic silica-sulphide cemented breccia zone. The domain connects two historically developed tabular mineralized bodies, the 756 at the north end of Trixie development, and the 75-85 mineralized shoot to the south (Morris et al., 1979) (Figure 8.5). Historically documented primary economic minerals include a wide range of silver, copper, lead and/or zinc bearing sulphides and sulphosalts (e.g., argentite, proustite, polybasite, silver-bearing tennantite-tetrahedrite, enargite, chalcopyrite, bornite, galena, sphalerite and pyrite) as well as native gold (Morris et al., 1979). Gangue minerals are chiefly crystalline quartz and barite.

Combined modern modelling and historic documentation define the structure along a strike length of approximately 700 m (2,300 ft), from northern termination in a series of horsetail fractures about 30 m (100 ft) south of the Trixie fault (Morris et al., 1979) to its southerly abutment against the Sioux Ajax Fault, across which it is unconstrained but likely offset. Historic development on the 756 ore shoot extends approximately 23 m (75 ft) below the 1350-foot development level (approximately 1,416 m; 4,645 ft elevation). The mineral potential for this zone is open at depth.

Current modelled dips for the structure are slightly less than the historically documented average of 75°, ranging from approximately 60° down to approximately 40° where the structure appears to shallow locally through the 750 ft development level. The strike of the structure is historically documented to range locally from 005° through 340° (Morris et al., 1979). Similar-scale deflections from an average strike of approximately 350° are apparent at the scale of the current model as well. The breccia zone ranges in width from less than 1 m (3 ft) to upwards of 12 m (40 ft).

Current data suggest that the 75-85 structure truncates both the T2 structure and T4 stockwork zone, implying that it is the youngest of the mineralization and grade controlling structures at Trixie.

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Figure 8.4
North Facing Geological Cross-Section displaying Mineralized Domains and Controlling Structures at Trixie

West
East
Trixie Vent Shaft
(projected)
Decline in
development
T3
625' L
T1
750' L
T4
Proposed Ramp
to 900' L
900' L
75-85
and 756 stopes
(Projected)
T2
1050' L
1200' L
75-85
Structure
T2
Structure
1350' L
Watertable
0
100 m
Volcanics
Ophir Formation
Tintic Quartzite
Mineralized breccia
Disseminated
mineralization
Alteration
Discrete mineralization
controlling strucutre
Existing Workings
Proposed Workings

Figure provided by Osisko Development but modified from TCM June, 2022.

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Figure 8.5
East facing Geological Long-Section showing Mineralization and Development at Trixie

Figure provided by Osisko Development modified from TCM June, 2022.

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8.2.1.2	T1 Structure

The T1 domain consists of Tintic Quartzite-hosted disseminated mineralization constrained within a footwall wedge between the intersecting discrete T2 and 75-85 structural domains. The mineralization appears to extend no further than around 15 m (approximately 50 ft) into the footwall of either bounding structure and, therefore, is interpreted to have developed as a lower-grade halo to them.

8.2.1.3	T2 Structure

The structurally controlled T2 domain is a discrete subvertical to the east-dipping fissure vein and breccia zone characterized by polymetallic gold and silver-rich telluride-bearing mineralization, with quartz-barite gangue. While some evidence for historic exploitation of the structure around the 675-foot sublevel is indicated by the presence of minor stoping dating from the 1970s, the continuity and full potential of the structure was not recognized until its ‘discovery’ by TCM in 2021.

8.2.1.4	T3 Structure

The T3 domain consists of a discrete and narrow (approximately 1 m; 2-3 ft-wide) fissure fault zone, characterized by base and precious metal mineralization with quartz-barite gangue in breccia fill and lenses. The structure strikes north-south and dips steeply (approximately 77°) to the east. As currently constrained, the structure is of limited measurable length along strike and down-dip, maximum 150 m (490 ft) and 35 m (115 ft), respectively, but is open for potential in either dimension. The structure as currently constrained is completely contained within the 75-85 hangingwall, thus its potential interactions with the other mineral and grade-controlling structures are unknown.

8.2.2	Trixie Gold-Tellurium Mineralization

The gold and silver-rich T2 structure at the Trixie is located in the immediate footwall of the historically mined west-dipping 75-85 structure. The T2 structure is a discrete 0.2 to 0.8 m wide central fissure vein developed within the Tintic Quartzite, characterized by a prominent striking green-blue mosaic framework breccia consisting of angular Tintic Quartzite clasts within a highly mineralized fracture fill cement matrix (Figure 8.6). The matrix consists of mosaic to drusy quartz intergrown with coarse-crystalline bladed barite, sulphosalts, native gold and gold-silver bearing tellurides, which have been variably oxidized to form copper-tellurates (Figure 8.7). Gold values in the thousands of ppm are associated with significant visible free gold and Ag ± Au-tellurides.

Mineralization on the T2 structure is capped by the contact with the lower shale member of the Ophir Formation, approximately 25 to 40 m (80 to 130 ft) above the 625 level of mining. The relatively impermeable shale is thought to play a critical role in confining the gold mineralization to structures within the Tintic Quartzite. At depth, the T2 breccia resolves itself into a discrete 1-3-metre-wide structure where it has been encountered in drilling. The anomalous gold grades and exotic telluride and copper-tellurate mineralogy associated with the T2 structure are markedly different to the historically mined polymetallic mineralization found in the 75-85 and associated structures. However, evidence of earlier polymetallic mineralization within the T2 structure is provided by the presence of spotty base-metal and sulphide-rich mineralization within historic drill hole intercepts both at depth and along strike to the north.

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Figure 8.6
Left: Hand Sample from the T2 Structure; Right: Hand Sample from the T4 Stockwork Zone

Figure provided by Osisko Development.

Figure 8.7
Thin Sections from the T2 Structure

Figure provided by Osisko Development modified from APSAR 2020.

A broad zone of quartz-stockwork veining and gold mineralization identified as the T4 stockwork zone is located east, and in the immediate hanging wall of the T2 structure. The stockwork mineralization has been traced from above the 625 level down to at least the 750 level. Although lower in grade than the T2 structure, the stockwork mineralization averages approximately 9 ppm Au and can be up to 25 m in width.

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The T4 stockwork zone is characterized by a broad zone of quartz-barite stockwork veining, with prominent drusy quartz filling open spaces. Stockwork veining is often accompanied by dark sulphosalt inclusions that are less than 0.5% of vein mass, but typically relate to elevated gold grades between 7 and 100 ppm Au.

Intensity of stockwork veining is typically greatest within an 2.5-3.5 m envelope of the T2 structure, where the stockwork is also accompanied by intense silica-alunite alteration of the Tintic Quartzite host. Within the broader 25 m wide stockwork envelope, discrete structurally controlled zones do display locally greater percentages of veining and alunite alteration, where the stockwork may take on a more planar sheeted vein character, typically with a flatter 40 to 65-degree dip towards the east, sympathetic to the steeper easterly dip of the T2 fissure vein.

A geological cross-section of the T2 structure and T4 stockwork zone was presented previously in Figure 8.4.

8.2.3	Trixie T2 Structure: A Genetic Model for Mineralization

The steeply east dipping T2 structure is part of a larger extensional fault system that pre-dates mineralization. Localized polymetallic mineralization within the T2 structure indicates that it was genetically linked to the 75-85 mineralizing event but that it remained or became permeable to a later, more evolved, gold-telluride rich hydrothermal fluid phase, with accompanying Au-tellurium deposition.

Two key geological elements are interpreted to be critical in facilitating the emplacement and localization of gold mineralization along the T2 structure, as identified above the 625 level. First, the overlying lower shale member of the Ophir Formation acts as an impermeable cap to mineralizing fluids along the T2 structure. Second is the intersection of the east-west trending Sioux Ajax structural corridor with the Trixie vein system, at a location immediately south of the ventilation shaft, as displayed on the geological long section, Figure 8.5. The intersection of these two structures aligns with the south-plunging mineralized shoots historically mined in the 75-85 mining panels.

The intersection of the Sioux Ajax fault zone with the T2 structure is interpreted to have provided the deep-seated plumbing that facilitated the upward migration of later and overprinting Au-telluride hydrothermal fluids along it. In this scenario, gold rich fluids that ascended through the Sioux Ajax-T2 intersection zone encountered the impermeable overlying lower shale member of the Ophir Formation and flowed along a gently northerly raking up-dip shale-quartzite contact northwards, facilitated by localized dilation along the centre of the T2 structure. At a point in time, the hydrothermal fluids are interpreted to have over-pressurized the T2 structure, with hydrostatic fluid pressure exceeding the confining lithostatic pressure resulting in sudden release of pressure and flash boiling of the hydrothermal fluids. Flash boiling can cause the rapid deposition of free gold (Hedenquist and Henley, 1985) and is evidenced by abundant gas-rich fluid inclusions found in thin sections from areas surrounding gold-bearing mineralization within T2 (Figure 8.7). The deposition of significant native free gold, electrum and Au-Ag-tellurides within a quartz-barite rich matrix which cements angular silica-alunite altered quartzite breccia clasts within the T2 structure also supports a brecciation-boiling model (Figure 8.8). However, some degree of brecciation likely predates mineralization, associated with the initial formation of the T2 structure itself.

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Hydrothermal fluids have also migrated into the adjacent brecciated hanging wall of the T2 structure, with mineralizing fluids again pooling beneath the shale sediment cap, leading to development of the broad T4 stockwork zone of mineralization.

Figure 8.8
Schematic Section of Mineralization and Alteration Associated with the T2 Structure

Au-Te Mineralization Along Central Fissure
Protocataclasite
Hydrothermal Qtz-Barite +- Au-Te
Distal Crackle Breccia
Proximal Mosaic Breccia
Strongly Altered Quartzite
Moderately Altered Quartzite
Weakly Altered Quartzite

Figure provided by Osisko Development.

Geological and mineralogical observations, together with overall grade-distributions on the T2 and T4 mineralized zones, led to the development of the genetic model proposed above, where gold-bearing mineralization developed as a sub-horizontal blanket underlying the Tintic Quartzite-Ophir Formation contact. The potential for a steeply dipping, south-plunging mineralized shoot on the southern end of the T2 structure associated with the intersection of the Sioux Ajax fault, still needs to be properly drill tested.

8.3	Porphyry Copper-Gold Potential

The Tintic district has long been recognized for its porphyry mineralization potential, located 65 km south of the Bingham Canyon mine and in a mineral district displaying many similar characteristics. The Bingham Canyon porphyry copper-gold-molybdenum deposit is associated with a halo of carbonate replacement zinc-lead-silver deposits, like those of the Tintic district. Known low-grade porphyries are located immediately to the south of TCM’s land holding at the Southwest Tintic Porphyry deposit and the Treasure Hill area. Several potential porphyry centres are interpreted beneath the East Tintic district itself, likely responsible for driving the hydrothermal fluid flows that are reflected in the carbonate replacement and high-sulphidation deposits throughout the district (Figure 8.9).

Tintic Project	76	January 27, 2023

Osisko Development Corp.

Several alteration lithological caps have been identified on surface, indicative of the upward (or lateral) flow of hot acidic hydrothermal fluid from depth, and have been the focus of limited exploration drilling by Anglo American and Rio Tinto between 2008 and 2014. Of particular interest is the area surrounding Big Hill, where a coincident gold and molybdenum in soil anomaly coincides with an area where B-type quartz veinlets have been mapped on surface. The potential for the discovery of a large copper porphyry centre or centres beneath the East Tintic district will depend on well designed greenfields exploration and drilling programs.

Figure 8.9
Mapped Lithological Caps Relative to Known Deposits

404000
405000
406000
408000
410000
4424000
4422000
4420000
4418000
4416000
4415000
6
Eureka
North Lily Mine
Tintic Standard Mine
North Lily
11BH0001/1A
BPC-09-004
BPC-09-003
BPC-08-002
BPC-08-001
Big Hill
Burgin Mine
Eureka Lilly Mine
Eureka Standard Mine
11BH0002
11BH0003
Trixie Main Shaft
14BH0004
14BH0006
Silver Pass
14BH0005
Treasure Hill
Legend
Lithocap
Replacement Deposit
Fissure Vein
Osisko Development Claims/Lease Outlines
Active Underground Development
East Tintic Historic Mine
US Highways
Local Roads
City
Drill Hole Collar and Trace
Great Salt Lake
Salt Lake City
Project Area

Osisko Development
J. Prince

Porphyry Potential
Tintic District
Utah, USA

0 1 2
Kilometers
Coord. Sys.: NAD 1983 UTM Zone 12N
N S E W

Document Name: Report_Maps

Figure provided by Osisko Development modified from Morris, 1964.

Tintic Project	77	January 27, 2023

Osisko Development Corp.

9.0   Exploration

9.1	General Information

Exploration work undertaken at the Tintic Project in 2022 consisted of coordinated underground mapping and sampling programs covering both new exploration drifts and development along the mineralization underground at Trixie. Post-advancement face, rib, and back chip-sampling, and post-survey three-dimensional underground back and rib geologic mapping were conducted by the geological team. The effective cut-off date for work description and assays reported herein is December 12, 2022. No regional-scale mapping or sampling programs were conducted in 2022.

9.2	Underground Mapping

Geologists conduct underground mapping for all new development headings. Mapping consists of analog data collection on letter page size base maps prepared in the Maptek™ 3D modelling program Vulcan™. Once a newly developed area has been line-surveyed and updated in Vulcan, the geologist can begin map preparation. The geologist will load two survey files, one containing the rib outline, the other the back and sill lines. The rib survey is extruded outward by the average difference between the sill and back elevations to match the height of the heading. Following these steps, the geologist can generate base maps containing spatially accurate 2D areas for the ribs, face, and back, which are then printed off at a 1:20 scale (Figure 9.1).

Prior to data collection underground, the geologist will wash down the area to be mapped to obtain a clearer exposure of the geological units. Map data collected include lithology, structure, alteration and mineralization. Direct measurements of structures including bedding, fractures and veins, are collected using a Brunton® Standard Transit compass (Brunton® compass) and directly plotted onto maps.

Completed maps are transferred to mylar compilation level maps. When the levels are complete, they are scanned and saved onto the network. Geologists register the maps in the Maptek™ 3D modelling program Vulcan™ and digitize the back mapping. Finally, the mapping data and structural data are used in conjunction with sample data to aid 3D computer modelling.

9.3	Chip Sampling

Trixie underground chip samples are classified as one of three types: face, rib, or back. Face chip samples are collected along structure-parallel cuts at all development faces, following each round of advancement (Figure 9.2). Rib chip samples are collected parallel to development along headings designed to cross perpendicular to structures of interest, e.g., exploration drifts. Back chip samples are collected to decrease data spacing in areas of overbreak or, in instances where face sampling was not completed prior to further advancement, they may run either perpendicular or parallel to development. Face chip widths are limited by the width of development, averaging approximately 1.75 m (5.75 ft) in 2022. Rib chips, by nature of being parallel to development, are typically much longer, ranging from a minimum of 1.2 m (4 ft) to greater than 24 m (80 ft) during 2022. While face chips are the most commonly collected chip type, accounting for more than 75% of individual chips reported herein, they account for only 51% of the total length of development sampled in 2022. Back chips account for less than 5% of the total length of sampling in 2022.

Tintic Project	78	January 27, 2023

Osisko Development Corp.

Figure 9.1
Example of an Underground Map Sheet

Graham Peterson
12/5/2022
Trixie Mine

RIW_PC2_0'_95'S

21900
21820
23560
23560
Timber Raise
100
90
80
70
60
50
40
30
20
10
0
Feox oxidated Near springline
Strong qtz + Ba stkwrk in Rib
Pebble Dyke S:254, D:76 DD:350
Pebble Dyke S:237, D:89 DD:320
Δ45
Block of quartzite with sed beds
True HW Exposed with qtz stringer In Rib.
Δ0'
East side of the TZ Structure is mostly massive qtzite with Intermittent stockwork
Bonanza Green/Blue/Black Mineralization with Vg 70'-90'
S:000, D:67'
White quartz breccia vein with very strong Vg, Moderate Teineite and black minerals. 40'-60'
S:340, D:64'
S:003, D:86
S:003, D:89'
S:352, D:70
Left side of vein is solid, while right side is stockwork Dominant. 10'-35'
S:003, D:76
West side of TZ Structure is all Layered Quartzite Beds. Virtually barren except For Feox staining.
23720
23720
21900
21820

Figure provided by Osisko Development.

Figure 9.2
Schematic illustrating the Three Classifications of Chip Sample Sequences Underground at Trixie

Figure provided by Osisko Development.

Tintic Project	79	January 27, 2023

Osisko Development Corp.

9.3.1	Chip Sample Collection Procedures

Prior to chip sampling, a geologist will inspect the development face to be sampled and fill out a digital data form referred to as a face sheet (Figure 9.3). Basic data captured on each face sheet include a parent face identification (ID), indicating the development name, chip/site ID, the distance and bearing from the nearest survey point, the face azimuth and sampling width, the name of the sampling geologist and the date.

Figure 9.3
Example of a Chip Sampling Sketch and Data Sheet, CH1317

FACE

182/80
003/78

BACK

15'
10'
5'
0'
5' 0' 5'

TINTIC CONSOLIDATED METALS LLC

Trixie Mine

Face Sheet

Parent Face ID: RW_PCl_031S

Site ID: 1317

Distance: Δ0 +31'

Face Azimuth: 264

Width: 7 ft Face grade:

Vein Width: 4 total

Strike/Dip:

Date: 11/16/2022

Geologist: Trent Taylor

Coordinates: X

Y

Z

Lab Batch No.

Mineral Abundance (1 weak, 5 pervasive)

Samples	Length	Au (opt)	Ag (opt)	Rock type	Rock Unit	Au	Te	Tetra	Ba	CuO	Sulf	Comments
F131701	1.6			Qzt	CT							Wk Stwk Gry Qzt
F131702	1.4			Vbx	T2	2	2		3			Vn bx Bar, Tell, TeOx, T2 Vg
F131703	2			Stwk	T2?.				2			Pervasive Veining May be part of T2 Vn, Bar
F131704	1.6			Vbx	T2?.	1	2		2			T2 Vnbx, Vg, Bar, Tell
F131705	1.4			Qzt	T4							Qzt, Vry Wk Stwk
F131706	Blank											

Mining Direction:

Figure provided by Osisko Development.

Chip/site IDs are a three to four-digit number assigned in sequence, e.g., 738 and 1355 for the first and last chips reported herein. A prefix of CH is added in the database to distinguish from underground diamond and surface RC drill holes, e.g., CH1208. Distance from the nearest surveyed reference point is measured to the face along either the left or right rib, depending on the survey point location. Face azimuth is calculated by adding 90° to a bearing shot perpendicular to the face, using a Brunton® compass. All distance measurements are recorded in feet.

Tintic Project	80	January 27, 2023

Osisko Development Corp.

While advancing along mineralized structures, each face chip consists ideally of a minimum of three samples to ensure separate coverage of the footwall, hanging wall and the target structure, i.e., vein. The first sample in sequence will typically begin at the left-rib-face intersection and extend to the margin of the vein. The second sample will typically cover the full width of the vein, and the third sample will extend from the right vein margin to the right-rib-face intersection. The geologist may collect fewer than three samples if the overall width of the face or location of the vein within it does not allow for separate footwall, hanging wall, and vein samples greater than or equal to a minimum sampling width of 0.5 ft. For rib chips and any face chips that cut multiple veins or otherwise complex geology, the geologist will collect as many samples as are necessary for adequate representation and coverage from the minimum 0.5 to a maximum sample width of 5 ft.

For every chip, a full colour schematic sketch is made at a 1:60 (1 in. = 5 ft.) scale within a pre-labeled grid contained within the face sheet; 3x3 in. for face sketches and 2x3 in. for back sketches. Sketches are carried across multiple face sheet forms for chip sample sequences longer than 15 ft. Typical quartzite host rock is sketched in yellow, shale in brown and veins in red. Any zones of brecciation are indicated with an ‘X’ pattern hatching. For all chips crossing veining, the sampling geologist will take a minimum of one direct vein measurement using the Brunton® compass, label the measurement at its point of collection on the sketch, and record its orientation in strike and dip (000°/00°), using the North American right-hand rule convention. Multiple structural measurements will be taken and recorded in instances of multiple veins and/or notable differences between hanging wall and footwall orientation.

Samples are recorded and collected from left to right, with intervals indicated on the face sketch and the corresponding sample IDs recorded in a table at the bottom of the face sheet. Sample IDs are derived from the chip/site ID. A prefix of F, B, or R is assigned to distinguish face, back and rib chips, respectively. A two-digit numerical suffix counting in sequence from 01, is then added to distinguish individual chip samples within a sequence, e.g., the resulting ID F131701 indicates the first sample in sequence along face chip site 1317. The sample table at the bottom of the face sheet includes additional observational fields to be filled out row-by-row for each individual sample, including width, lithology and lithologic unit (i.e., USGS map unit code), as well as abundances of visible gold, identifiable tellurium-bearing minerals, tetrahedrite, barite, copper oxides, and sulphides.

Individual samples are collected into 10” by 17” CGS protexo cloth bags labelled with the sample ID as recorded on the corresponding face sheet. Beginning with the leftmost sample 01, each labelled bag is placed in a container and held at a height of approximately 1.5 m (5 ft) from the sill floor while material is chipped into it, moving across the face from left to right. At the end of one sample interval, the geologist will tie the bag, remove it from the container and continue with the next sample.

Once all samples are collected, the geologist will mark the vein/sample margins on the face with spray paint and take a photograph (Figure 9.4). All samples are brought to the Burgin mine laboratory for assaying at the end of a shift. Back at the office, the geologist will hand-enter the day’s data into the Datamine software DH Logger, where the sample IDs can be connected with assay values once the assays certificates are complete. The geologist will then scan all face sheets for registration/georeferencing in Vulcan™.

Tintic Project	81	January 27, 2023

Osisko Development Corp.

Figure 9.4
Post-Sampling Face Photo of Site CH1317

CH1317
Looking 354°
F131701
F131702
F131703
F131704
F131705
2 ft
1 m

Figure provided by Osisko Development.

9.3.2	Chip Sample Location Procedures

Chip sample sequences are effectively captured in the database as drill holes, moving “downhole” left to right, from a zero-depth collar referenced from the start of sampling back to the nearest surveyed reference point. As all face chips are collected horizontally, each is assigned dip of 0, input with the calculated face azimuth representing trend into a single data row within the DH Logger downhole survey table. Rib chips may be assigned a positive or negative dip value to appropriately represent sampling along ramps and declines.

Point survey updates are conducted by an in-house surveyor two to three times per week. Following an update, geologists will load the surveys in Vulcan™ and measure the recorded distance from the nearest surveyed reference point along the trend of the heading, to acquire XYZ collar coordinates for all recent chips. These coordinates are recorded on the chip’s face sheet and entered into DH Logger.

Chips are loaded in Vulcan™ weekly to ensure that the strings are located properly. Face chips strings should run perpendicular to the development heading and be centred on the rib survey, to account for equal overbreak on either rib during advancement. Rib chips should parallel either the left or right rib survey, referenceable within the parent Face ID.

Tintic Project	82	January 27, 2023

Osisko Development Corp.

9.4	Trixie Underground 2022 Chip Samples and Assays

From January through December 12, 2022, (which is the cut-off for data presented herein), a total of 2,115 samples from 547 individual sample sequences were collected across a number of different test mining and exploration development areas underground at Trixie (Table 9.1, Figure 9.5). All samples were assayed for gold and silver at the on-site Tintic laboratory. Assays are presented herein within a series of maps and sections by development area (Figure 9.6 to Figure 9.18), and as composites with selected individual sample highlights within Table 9.2, which uses metric lengths and grades.

Table 9.1
2022 Trixie Underground Chip Sampling Summary by Development Area

Development Area	Chip Sample Sequence Count	Total Chip Samples	Total Length of Sampling
			Metres	Feet
625 Level Sill	38	203	175.84	576.90
665 (Eileen) Sublevel	91	313	206.65	678.00
665 (Eileen) Ramp	18	60	44.23	145.10
665 (Eileen) Historic	6	18	17.77	58.30
Sill 2 Development Cut	19	59	27.31	89.60
Sill 3 Development Cut	47	138	70.13	230.10
Sill 4 Development Cut	84	246	122.44	401.70
Sill 4 Exploration Cuts	10	66	43.13	141.50
Sill 5 Development Cut	62	161	83.85	275.10
Sill 5 Exploration Cuts	23	194	151.18	496.00
Sill 6 Development Cut	25	48	28.01	91.90
Sill 7 Development Cut	6	15	8.53	28.00
Sill 8 Development Cut	2	4	1.83	6.00
Raise 1 Pillar Cut 1	30	98	69.04	226.50
Raise 1 Pillar Cut 2	23	70	44.71	146.70
Raise 4 Exploration Cuts	13	76	58.52	192.00
Raise 4 Bench	4	22	12.95	42.50
Raise 5	20	50	36.88	121.00
Raise 5 Exploration Cuts	12	111	84.58	277.50
Raise 6	1	3	1.83	6.00
Raise 6 Exploration Cuts	13	160	159.62	523.70
Totals	547	2,115	1,449.05	4,754.10

Table provided by Osisko Development.

Tintic Project	83	January 27, 2023

Osisko Development Corp.

Figure 9.5
Trixie Long-Section Displaying New Development and Chip Sequence Sample Assay Map/Section Location Traces

Figure provided by Osisko Development.

Tintic Project	84	January 27, 2023

Osisko Development Corp.

Figure 9.6
Trixie Chip Sample Assay Map 1 of 11: 625 Level Development

TRIXIE CHIP SAMPLES
625 LEVEL DEVELOPMENT
PLAN VIEW
ca. 1654-1665 m (5427-5462 ft) elevation
CH1302
484.51 g/t Au, 248.455 g/t Ag over 2.13 m
14.13 oz/t Au, 7.25 oz/t Ag over 7.00 ft
CH781
18.82 g/t Au, 35.96 g/t Ag over 2.44 m
0.55 oz/t Au, 1.05 oz/t Ag over 8.0 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T3
T4
75-85
Quartzite
Fault
Development
0
50 m
0
200 ft
24100
24000
23900
23800
23700
23600
23500
23400
23300
23200
21600
21700
21800
21900
22000
22100
22200

Figure provided by Osisko Development.

Tintic Project	85	January 27, 2023

Osisko Development Corp.

Figure 9.7
Trixie Chip Sequence Assay Map 2 of 11: 665 Sublevel (Eileen Drift) Development

TRIXIE CHIP SAMPLES
665 SUBLEVEL (EILEEN DRIFT) DEVELOPMENT
PLAN VIEW
ca. 1647-1654 M (5405-5425 FT) ELEVATION
CH1007
543.03 g/t Au, 1,005.97 g/t Ag over 2.56m
15.84 oz/t Au, 29.34 oz/t Ag over 8.40 ft
CH1011
367.54 g/t Au, 141.38 g/t Ag over 3.54 m
10.72 oz/t Au, 4.12 oz/t Ag over 11.60 ft
CH1066
193.24 g/t Au, 140.79 g/t Ag over 2.74 m
5.64 oz/t Au, 4.11 oz/t Ag over 9.00 ft
CH1060
143.28 g/t Au, 122.94 g/t Ag over 2.19 m
4.18 oz/t Ag, 3.59 oz/t Ag over 7.2 ft
CH1069
226.00 g/t Au, 83.40 g/t Ag over 2.50 m
6.59 oz/t Au, 2.43 oz/t Ag over 8.20 ft
CH1072
221.27 g/t Au, 17.90 g/t Ag over 2.10 m
6.45 oz/t Au, 0.52 oz/t Au over 6.90 ft
CH1076
482.30 g/t Au, 409.81 g/t Ag over 2.59 m
14.07 oz/t Au, 11.95 oz/t Ag over 8.50 ft
CH1180
912.28 g/t Au, 5.17 g/t Ag over 2.53 m
26.61 oz/t Au, 0.15 oz/t Ag over 8.30 ft
CH1187
340.36 g/t Au, 69.94 g/t Ag over 2.19 m
9.93 oz/t Au, 2.04 oz/t Ag over 7.20 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Quartzite
Fault
Development
0
25 m
0
100 ft
23700
23650
23600
23550
23500
23450
23400
23350
23300
21750
21800
21850
21900
21950
22000
22050

Figure provided by Osisko Development.

Tintic Project	86	January 27, 2023

Osisko Development Corp.

Figure 9.8
Trixie Chip Sequence Assay Map 3 of 11: 665 Sublevel (Eileen) Ramps and Historic Development

TRIXIE CHIP SAMPLES
665 SUBLEVEL RAMPS AND HISTORIC DEVELOPMENT
PLAN VIEW
ca. 1651-1665 M (5427-5459 FT.) ELEVATION
CH1267
295.26 g/t Au, 56.23 g/t Ag over 3.05 m
8.61 oz/t Au, 1.64 oz/t Ag over 10.00 ft
CH1269
110.04 g/t Au, 48.01 g/t Ag over 2.59 m
3.21 oz/t Au, 1.40 oz/t Ag over 8.50 ft
CH1347
288.82 g/t Au, 249.84 g/t Ag over 6.10 m
8.42 oz/t Au, 7.29 oz/t Ag over 20.00 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Quartzite
Fault
Development
23350
23325
23300
23275
23250
21875
21900
21925
21950
0
15 m
0
50 ft

Figure provided by Osisko Development.

Tintic Project	87	January 27, 2023

Osisko Development Corp.

Figure 9.9
Trixie Chip Sequence Assay Map 4 of 11: Sill 2 Development Cut and Raise 4 Bench

TRIXIE CHIP SAMPLES
SILL 2 DEVELOPMENT AND RAISE 4 BENCH
PLAN VIEW
ca. 1673-1677 M (5489-5502 FT) ELEVATION
CH747
309.48 g/t Au, 333.35 g/t Ag over 2.04 m
9.03 oz/t Au, 9.72 oz/t Ag over 6.70 ft
CH746
352.56 g/t Au, 294.87 g/t Ag over 2.01 m
10.28 oz/t Au, 8.60 oz/t Ag over 6.60 ft
CH738
1,089.83 g/t Au, 310.93 g/t Ag over 1.46m
31.79 oz/t Au, 9.07 oz/t Ag over 4.80 ft
CH792 (Raise 4 Bench)
306.97 g/t Au, 262.91 g/t Ag over 4.88 m
8.95 oz/t Au, 7.67 oz/t Ag over 16.00 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Quartzite
Fault
Development
0
15 m
0
50 ft
23950
23925
23900
23875
23850
23825
23800
23775
21750
21775
21800
21825
21850
21875
21900

Figure provided by Osisko Development.

Tintic Project	88	January 27, 2023

Osisko Development Corp.

Figure 9.10
Trixie Chip Sequence Assay Map 5 of 11: Sill 3 Development Cut

TRIXIE CHIP SAMPLES
SILL 3 DEVELOPMENT
PLAN VIEW
ca. 1676-1677 M (5500-5505 FT) ELEVATION
CH914
570.32 g/t Au, 85.46 g/t Ag over 1.52 m
16.63 oz/t Au, 2.49 oz/t Ag over 5.00 ft
CH911
1,152.40 g/t Au, 214.8 g/t Ag over 1.22 m
33.61 oz/t Au, 6.25 oz/t Ag over 4.00 ft
CH913
2,724.03 g/t Au, 215.12 g/t Ag over 1.68 m
79.45 oz/t Au, 6.27 oz/t Ag over 5.50 ft
CH910
606.75 g/t Au, 243.87 g/t Ag over 1.52 m
17.70 oz/t Au, 7.11 oz/t Ag over 5.00 ft
CH896
2,771.97 g/t Au, 2,269.69 g/t Ag over 1.37 m
80.85 oz/t Au, 66.20 oz/t Ag over 4.50 ft
CH742
208.20 g/t Au, 377.87 g/t Ag over 2.74m
6.07 oz/t Au, 11.02 oz/t Ag over 9.00 ft
CH898
410.31 g/t Au, 589.75 g/t Ag over 1.68 m
11.97 oz/t Au, 17.20 oz/t Ag over 5.50 ft
CH742
208.20 g/t Au, 377.87 g/t Ag over 2.74m
6.07 oz/t Au, 11.02oz/t Ag over 9.00 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T3
T4
75-85
Quartzite
Fault
Development
0
25 m
0
100 ft
23950
23900
23850
23800
23750
23700
23650
23600
23550
23500
23450
21700
21750
21800
21850
21900
21950
22000

Figure provided by Osisko Development.

Tintic Project	89	January 27, 2023

Osisko Development Corp.

Figure 9.11
Trixie Chip Sequence Assay Map 6 of 11: Sill 4 Development and Exploration Cuts

TRIXIE CHIP SAMPLES
SILL 4 DEVELOPMENT AND EXPLORATION CUTS
PLAN VIEW
ca. 1678-1681 M (5507-5516 FT) ELEVATION
CH1006
386.04 g/t Au. 747.10 g/t Ag over 1.37 m
11.26 oz/t Au, 21.79 oz/t Ag over 4.50 ft
CH975
657.83 g/t Au, 319.59 g/t Ag over 1.65 m
19.19 oz/t Au, 9.32 oz/t Ag over 5.40 ft
CH974
372.56 g/t Au, 294.68 g/t Ag over 1.98 m
10.87 oz/t Au, 8.59 oz/t Ag over 6.50 ft
CH893
694.50 g/t Au, 540.37 g/t Ag over 1.95 m
20.26 oz/t Au, 15.76oz/t Ag over 6.40 ft
CH973
1,152.40 g/t Au, 214.8 g/t Ag over 1.22 m
33.61 oz/t Au, 6.25 oz/t Ag over 4.00 ft
CH889
158.23 g/t Au, 238.30 g/t Ag over 3.66 m
4.62 oz/t Au, 6.95 oz/t Ag over 12.00 ft
CH971
264.36 g/t Au, 30.78 g/t Ag over 2.13 m
7.71 oz/t Au, 0.90 oz/t Ag over 7.00 ft
CH878
432.04 g/t Au, 771.44 g/t Ag over 1.22 m
12.60 oz/t Au, 22.50 oz/t Ag over 4.00 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T3
T4
75-85
Quartzite
Fault
Development
0
25 m
0
100 ft
23950
23900
23850
23800
23750
23700
23650
23600
23550
23500
21700
21750
21800
21850
21900
21950
22000

Figure provided by Osisko Development.

Tintic Project	90	January 27, 2023

Osisko Development Corp.

Figure 9.12
Trixie Chip Sequence Assay Map 7 of 11: Sill 5 Development and Exploration Cuts

TRIXIE CHIP SAMPLES
SILL 5 DEVELOPMENT AND EXPLORATION CUTS
PLAN VIEW
ca. 1680-1682 M (5513-5520 FT) ELEVATION
CH1163
5,197.77 g/t Au, 6,698.97 g/t Ag over 0.61 m
151.60 oz/t Au, 195.39 oz/t Ag over 2.00 ft
CH1116
358.06 g/t Au, 219.60 g/t Ag over 1.25m
10.44 oz/t Au, 6.41 oz/t Ag over 4.10 ft
CH1114
1,553.07 g/t Au, 1,224.91 g/t Ag over 1.52 m
45.30 oz/t Au, 35.73 oz/t Ag over 5.00 ft
CH1110
2,800.11 g/t Au, 315.99 g/t Ag over 2.07 m
81.67 oz/t Au, 9.22 oz/t Ag over 6.80 ft
CH1206
226.53 g/t Au, 155.96 g/t Ag over 1.83 m
6.61 oz/t Au, 4.55 oz/t Ag over 6.00 ft
CH1102
856.54 g/t Au, 608.09 g/t Ag over 0.94 m
24.98 oz/t Au, 17.74 oz/t Ag over 3.10 ft
CH1105
683.53 g/t Au, 42.51 g/t Ag over 1.04 m
19.94 oz/t Au, 1.24 oz/t Ag over 3.40 ft
CH946
404.02 g/t Au, 171.48 g/t Ag over 1.01 m
11.78 oz/t Au, 5.00 oz/t Ag over 3.30 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T3
T4
75-85
Shale
Quartzite
Fault
Development
0 25 m
0 100 ft
23950
23900
23850
23800
23750
23700
23650
23600
23550
23500
21700
21750
21800
21850
21900
21950
22000

Figure provided by Osisko Development.

Tintic Project	91	January 27, 2023

Osisko Development Corp.

Figure 9.13
Trixie Chip Sequence Assay Map 8 of 11: Sill 6 Development Cut

TRIXIE CHIP SAMPLES
SILL 6 DEVELOPMENT CUT
PLAN VIEW
ca. 1682-1684 M (5520-5526 FT) ELEVATION
CH1271
642.30 g/t Au, 655.67 g/t Ag over 1.22 m
18.73 oz/t Au, 19.12 oz/t Ag over 4.00 ft
CH1257
642.74 g/t Au, 47.40 g/t Ag over 1.34 m
18.75 oz/t Au, 1.38 oz/t Ag over 4.40 ft
CH1256
3,901.32 g/t Au, 78.71 g/t Ag over 0.91 m
113.79 oz/t Au, 2.30 oz/t Ag over 3.0 ft
CH1258
637.91 g/t Au, 113.70 g/t Ag over 0.91 m
18.61oz/t Au, 3.32 oz/t Ag over 3.00 ft
CH1255
1,700.62 g/t Au, 131.19 g/t Ag over 0.76 m
49.60 oz/t Au, 38.3 oz/t Ag over 2.50 ft
CH1254
1,237.85 g/t Au, 95.44 g/t Ag over 0.98 m
36.10 oz/t Au, 2.78 oz/t Ag over 3.20 ft
CH1252
1,091.44 g/t Au, 79.14 g/t Ag over 0.76 m
31.83 oz/t Ag, 2.31 oz/t Ag over 2.5 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Quartzite
Fault
Development
23825
23800
23775
23750
23725
23700
23675
0
15 m
0
50 ft
21800
21825
21850
21875
21900

Figure provided by Osisko Development.

Tintic Project	92	January 27, 2023

Osisko Development Corp.

Figure 9.14
Trixie Chip Sequence Assay Map 9 of 11: Sill 7 and 8 Development Cuts

TRIXIE CHIP SAMPLES
SILL 7 AND 8 DEVELOPMENT CUT
PLAN VIEW
ca. 1685-1687 M (5527-5536 FT) ELEVATION
CH1298 (Sill 7)
220.33 g/t Au, 61.32 g/t Ag over 1.07 m
6.43 oz/t Au, 1.79 oz/t Ag over 3.50 ft
CH1332 (Sill 8)
200.91 g/t Au, 134.52 g/t Ag over 1.22 m
5.86 oz/t Au, 3.92 oz/t Ag over 4.00 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Quartzite
Fault
Development
0
15 m
0
50 ft
23800
23775
23750
23725
23700
21800
21825
21850
21875
21900

Figure provided by Osisko Development.

Tintic Project	93	January 27, 2023

Osisko Development Corp.

Figure 9.15
Trixie Chip Sequence Assay Map 10 of 11: Raise 1 Pillar Cut 1

TRIXIE CHIP SAMPLES
RAISE 1 PILLAR CUT 1
PLAN VIEW
ca. 1665-1668 M (5466-5472 FT) ELEVATION
CH1317
310.45 g/t Au, 1,399.20 g/t Ag over 2.44 m
8.0 oz/t Au, 9.05 oz/t Ag over 8.0 ft
CH1320
453.34 g/t Au, 1299.79 g/t Ag over 1.74 m
13.22 oz/t Au, 37.91 oz/t Ag over 5.70 ft
CH1318
502.85 g/t Au, 778.59 g/t Ag over 2.01 m
14.67 oz/t Au, 22.71 oz/t Ag over 6.60 ft
CH1322
405.91 g/t Au, 641.26 g/t Ag over 1.98 m
11.84 oz/t Au, 18.70 oz/t Ag over 6.50 ft
CH1323
331.03 g/t Au, 215.94 g/t Ag over 2.62 m
9.66 oz/t Au, 6.30 oz/t Ag over 8.60 ft
CH1324
352.65 g/t Au, 446.22 g/t Ag over 4.57 m
10.29 oz/t Au, 13.01 oz/t Ag over 15.00
CH1325
355.08 g/t Au, 333.77 g/t Ag over 3.66 m
9.77 oz/t Au, 9.74 oz/t Au over 12.00 ft
CH1326
1,042.03 g/t Au, 498.82 g/t Ag over 2.87 m
30.39 oz/t Ag, 14.55 oz/t Ag over 9.4 ft
CH1328
531.46 g/t Au, 648.34 g/t Ag over 2.59 m
15.50 oz/t Au, 18.91 oz/t Ag over 8.50 ft
RAISE 1
CH1228
503.78 g/t Au, 2,586.22 g/t Ag over 3.35 m
14.69 oz/t Au, 75.43 oz/t Ag over 11.00 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Quartzite
Fault
Development
0
15 m
0
50 ft
23675
23650
23625
23600
23575
23550
23525
23500
23475
21800
21825
21850
21875
21900
21925
21950

Figure provided by Osisko Development.

Tintic Project	94	January 27, 2023

Osisko Development Corp.

Figure 9.16
Trixie Chip Sequence Assay Map 11 of 11: Raise 1 Pillar Cut 2

TRIXIE CHIP SAMPLES
RAISE 1 PILLAR CUT 2
PLAN VIEW
ca. 1665-1668 M (5462-5472 FT) ELEVATION
CH1340
470.19 g/t Au, 821.04 g/t Ag over 1.83 m
13.71 oz/t Au, 23.95 oz/t Ag over 6.00 ft
CH1346
473.14 g/t Au, 1,371.28 g/t Ag over 2.90 m
13.80 oz/t Au, 40.00 oz/t Ag over 9.50 ft
CH1348
364.44 g/t Au, 312.88 g/t Ag over 2.50 m
10.63 oz/t Au, 9.13 oz/t Ag over 8.20 ft
CH1349
697.81 g/t Au, 731.43 g/t Ag over 2.74 m
20.35 oz/t Au, 21.33 oz/t Ag over 9.00 ft
CH1351
2,311.18 g/t Au, 1,146.46 g/t Ag over 2.29 m
67.41 oz/t Au, 33.44 oz/t Ag over 7.5 ft
CH1355
1,633.69 g/t Au, 1,615.74 g/t Ag over 2.13 m
47.65 oz/t Au, 47.13oz/t Au over 7.0 ft
CH1352
557.17 g/t Au, 370.45 g/t Ag over 2.68 m
16.25 oz/t Ag, 10.80 oz/t Ag over 8.80 ft
RAISE 1
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Quartzite
Fault
Development
0
15 m
0
50 ft
23675
23650
23625
23600
23575
23550
23525
23500
23475
21800
21825
21850
21875
21900
21925
21950

Figure provided by Osisko Development.

Tintic Project	95	January 27, 2023

Osisko Development Corp.

Figure 9.17
Trixie Chip Sequence Assay Section 1 of 2: Raises 4 and 5

TRIXIE CHIP SAMPLES
RAISES 4 AND 5
VERTICAL SECTION LOOKING N
ca. 23742-23760 FT N, local mine grid
RAISE 5
RAISE 4
CH1087
20.87 g/t Au, 106.92 g/t Ag over 11.98 m
0.61 oz/t Au, 3.12 oz/t Ag over 39.3 ft
CH832
44.67 g/t Au, 114.18 g/t Ag over 4.27 m
1.30 oz/t Au, 3.33 oz/t Ag over 14.00 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Shale
Quartzite
Fault
Development
0
10 m
0
30 ft
5625
5600
5575
5550
5525
5500
5475
5450
21850
21875
21900
21925
21950
21975

Figure provided by Osisko Development.

Tintic Project	96	January 27, 2023

Osisko Development Corp.

Figure 9.18
Trixie Chip Sequence Assay Section 2 of 2: Raise 6

TRIXIE CHIP SAMPLES
RAISE 6 EXPLORATION
VERTICAL SECTION LOOKING N
ca. 23436-23456 FT N, local mine grid
RAISE 6
CH1138
7.76 g/t Au, 16.81 g/t Ag over 18.29 m
0.23 oz/t Au, 0.49 oz/t Ag over 54.00 ft
5600
5575
5550
5525
5500
5475
5450
5425
21875
21900
21925
21950
21975
22000
0
15 m
0
50 ft
Au (g/t)
≤ 0.5
≤ 5
≤ 50
≤ 250
≤ 500
> 500
T1
T2
T4
75-85
Shale
Quartzite
Fault
Development

Figure provided by Osisko Development.

Tintic Project	97	January 27, 2023

Osisko Development Corp.

Table 9.2
2022 Trixie Underground Chip Sequence Sample Assay Composites – Metric

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH738		0.00	1.46	1.46	1,089.83	310.93	Sill 2 Development
CH738	including	0.46	1.07	0.61	2,609.65	746.22	Sill 2 Development
CH739		0.00	2.53	2.53	33.29	78.47	Sill 3 Development
CH739	including	1.74	2.10	0.37	85.92	157.86	Sill 3 Development
CH740		0.00	1.22	1.22	162.22	194.22	Sill 2 Development
CH740	including	0.70	1.22	0.52	381.60	456.97	Sill 2 Development
CH741		0.00	0.82	0.82	14.78	0.01	Sill 2 Development
CH742		0.00	2.74	2.74	208.20	377.87	Sill 3 Development
CH742	including	2.23	2.74	0.52	890.97	1,573.11	Sill 3 Development
CH743		0.00	1.13	1.13	156.97	70.03	Sill 2 Development
CH743	including	0.00	0.46	0.46	343.03	172.73	Sill 2 Development
CH744		0.00	2.01	2.01	171.39	84.05	Sill 2 Development
CH744	including	0.46	1.16	0.70	475.69	179.60	Sill 2 Development
CH745		0.00	2.35	2.35	45.12	72.86	Sill 2 Development
CH745	including	1.28	2.04	0.76	119.33	188.62	Sill 2 Development
CH746		0.00	2.01	2.01	352.56	294.87	Sill 2 Development
CH746	including	0.70	1.46	0.76	901.03	720.25	Sill 2 Development
CH747		0.00	2.04	2.04	309.48	333.35	Sill 2 Development
CH747	including	0.00	0.37	0.37	1,047.03	737.97	Sill 2 Development
CH747	and	0.37	0.70	0.34	568.84	1,024.73	Sill 2 Development
CH747	and	0.70	1.01	0.30	35.14	97.67	Sill 2 Development
CH747	and	1.68	2.04	0.37	110.78	64.02	Sill 2 Development
CH748		0.00	1.65	1.65	22.12	40.93	Sill 3 Development
CH748	including	0.58	0.91	0.34	107.19	177.21	Sill 3 Development
CH749		0.00	1.65	1.65	43.25	64.78	Sill 2 Development
CH749	including	0.70	1.34	0.64	101.61	155.54	Sill 2 Development
CH750		0.00	1.52	1.52	38.90	99.93	Sill 3 Development
CH750	including	0.73	1.04	0.30	188.41	499.62	Sill 3 Development
CH751		0.00	1.83	1.83	4.29	8.91	Sill 2 Development
CH752		0.00	1.52	1.52	4.51	15.96	Sill 2 Development
CH753		0.00	3.47	3.47	103.67	230.61	Sill 3 Development
CH753	including	1.07	1.65	0.58	277.65	655.33	Sill 3 Development
CH753	and	1.65	2.26	0.61	77.24	227.91	Sill 3 Development
CH753	and	2.80	3.17	0.37	354.13	570.24	Sill 3 Development
CH754		0.00	1.28	1.28	2.73	7.68	Sill 2 Development
CH755		0.00	0.91	0.91	6.85	31.50	Sill 2 Development
CH755	including	0.70	0.91	0.21	24.90	72.40	Sill 2 Development
CH756		0.00	1.07	1.07	3.33	4.91	Sill 2 Development
CH757	No significant assays						625 Level Sill
CH758	No significant assays						625 Level Sill
CH759	No significant assays						625 Level Sill
CH760	No significant assays						625 Level Sill
CH761		0.00	1.13	1.13	2.02	10.99	Sill 2 Development

Tintic Project	98	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH761	including	0.52	0.61	0.09	14.63	34.65	Sill 2 Development
CH762	No significant assays						Sill 2 Development
CH763	No significant assays						625 Level Sill
CH764		27.74	33.83	6.10	1.91	8.04	625 Level Sill
CH769	No significant assays						625 Level Sill
CH770	No significant assays						625 Level Sill
CH771	No significant assays						625 Level Sill
CH772		0.00	1.52	1.52	3.24	8.08	Sill 2 Development
CH773		0.00	3.17	3.17	1.23	60.33	625 Level Sill
CH774		0.00	2.59	2.59	0.51	20.07	625 Level Sill
CH775	No significant assays						625 Level Sill
CH776	No significant assays						625 Level Sill
CH777		0.00	2.44	2.44	2.50	8.00	625 Level Sill
CH778		0.00	2.13	2.13	10.65	20.22	Sill 3 Development
CH779	No significant assays						625 Level Sill
CH780		0.00	1.31	1.31	111.90	87.77	Sill 2 Development
CH780	including	0.00	0.61	0.61	239.49	188.69	Sill 2 Development
CH781		0.00	2.44	2.44	18.82	35.96	625 Level Sill
CH781	including	0.91	1.22	0.30	147.65	269.39	625 Level Sill
CH782		0.00	0.91	0.91	44.11	63.25	Sill 2 Development
CH783		0.00	2.29	2.29	1.08	8.20	625 Level Sill
CH784		0.00	1.10	1.10	9.22	112.27	Sill 3 Development
CH785		0.00	2.47	2.47	2.50	19.14	625 Level Sill
CH786		0.00	0.98	0.98	46.74	180.17	Sill 3 Development
CH786	including	0.73	0.98	0.24	143.56	214.94	Sill 3 Development
CH787		0.00	1.46	1.46	525.02	1,694.76	Sill 3 Development
CH787	including	0.00	0.24	0.24	288.38	1,102.30	Sill 3 Development
CH787	and	0.24	0.85	0.61	1,143.35	3,596.74	Sill 3 Development
CH788	No significant assays						625 Level Sill
CH790		0.00	0.76	0.76	140.11	916.14	Sill 3 Development
CH790	including	0.00	0.46	0.46	210.11	1,380.78	Sill 3 Development
CH791		0.00	4.27	4.27	20.89	14.99	Raise 4 Bench
CH791	including	0.61	1.22	0.61	129.04	65.86	Raise 4 Bench
CH792		0.00	4.88	4.88	306.97	262.91	Raise 4 Bench
CH792	including	1.22	1.83	0.61	634.42	799.42	Raise 4 Bench
CH792	and	1.83	2.44	0.61	593.69	555.85	Raise 4 Bench
CH792	and	3.05	3.66	0.61	151.73	101.06	Raise 4 Bench
CH792	and	3.66	4.27	0.61	120.84	22.49	Raise 4 Bench
CH792	and	4.27	4.88	0.61	798.05	378.23	Raise 4 Bench
CH793		0.00	1.52	1.52	15.25	101.41	Sill 3 Development
CH794	No significant assays						Sill 3 Development
CH795	No significant assays						Sill 3 Development
CH796	No significant assays						Sill 3 Development
CH797	No significant assays						Sill 3 Development
CH798	No significant assays						Sill 3 Development
CH799	No significant assays						Sill 3 Development

Tintic Project	99	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH800	No significant assays						Sill 3 Development
CH801		0.00	1.83	1.83	6.55	20.55	Raise 4 Bench
CH801	including	1.62	1.83	0.21	27.83	126.97	Raise 4 Bench
CH802		0.00	1.49	1.49	12.29	58.84	Sill 3 Development
CH803		0.00	1.55	1.55	5.81	104.89	Sill 3 Development
CH805		0.00	1.98	1.98	57.66	32.04	Raise 4 Bench
CH805	including	1.07	1.68	0.61	139.59	71.05	Raise 4 Bench
CH805	and	1.68	1.98	0.30	55.06	20.21	Raise 4 Bench
CH806		0.00	1.83	1.83	0.54	14.91	Sill 3 Development
CH807	No significant assays						Sill 3 Development
CH810	No significant assays						625 Level Sill
CH811	No significant assays						625 Level Sill
CH812	No significant assays						625 Level Sill
CH813	No significant assays						Raise 4 Exploration
CH814	No significant assays						Raise 4 Exploration
CH815		0.00	1.98	1.98	46.77	79.13	Sill 4 Development
CH815	including	1.37	1.98	0.61	135.31	208.23	Sill 4 Development
CH816		0.00	1.80	1.80	5.76	37.17	Sill 4 Development
CH817	No significant assays						Raise 4 Exploration
CH818	No significant assays						Raise 4 Exploration
CH819	No significant assays						625 Level Sill
CH820	No significant assays						625 Level Sill
CH821		0.00	1.22	1.22	29.89	94.81	Sill 4 Development
CH822		0.00	1.43	1.43	7.92	17.37	Sill 4 Development
CH822	including	0.00	0.30	0.30	36.24	77.12	Sill 4 Development
CH823	No significant assays						Raise 4 Exploration
CH824	No significant assays						Raise 4 Exploration
CH825		0.00	1.34	1.34	2.69	35.23	Sill 4 Development
CH826		0.00	1.74	1.74	2.84	20.52	Sill 4 Development
CH827		0.00	1.49	1.49	1.28	20.40	Sill 4 Development
CH828		0.00	2.44	2.44	2.12	22.08	Raise 4 Exploration
CH829	No significant assays						Raise 4 Exploration
CH830	No significant assays						Sill 4 Development
CH831	No significant assays						Sill 4 Development
CH832		0.00	4.27	4.27	44.67	114.18	Raise 4 Exploration
CH832	including	2.44	3.05	0.61	224.19	353.74	Raise 4 Exploration
CH833		0.00	4.27	4.27	11.29	24.13	Raise 4 Exploration
CH834	No significant assays						Raise 4 Exploration
CH835	No significant assays						Sill 4 Development
CH836		0.00	1.19	1.19	0.95	60.88	Sill 4 Development
CH837	No significant assays						Raise 4 Exploration
CH838		0.00	5.49	5.49	11.33	53.96	Raise 4 Exploration
CH840	No significant assays						Sill 4 Development
CH841	No significant assays						Sill 4 Development
CH842	No significant assays						Sill 4 Development
CH843		0.00	1.89	1.89	1.54	37.82	Sill 4 Development

Tintic Project	100	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH845		0.00	1.37	1.37	3.08	13.50	Sill 4 Development
CH846		0.00	2.13	2.13	6.58	26.17	Sill 4 Development
CH847		0.00	2.13	2.13	32.45	88.39	Sill 4 Development
CH847	including	1.68	2.13	0.46	144.74	390.30	Sill 4 Development
CH848		0.00	1.83	1.65	132.68	147.32	Sill 4 Development
CH848	including	0.00	0.79	0.79	118.10	215.46	Sill 4 Development
CH848	and	0.79	1.52	0.73	170.41	98.05	Sill 4 Development
CH849		0.00	1.95	1.95	24.96	107.31	Sill 4 Development
CH849	including	0.91	1.52	0.61	68.22	231.13	Sill 4 Development
CH850		0.00	1.46	1.46	146.80	108.93	Sill 4 Development
CH850	including	0.52	0.73	0.21	960.82	568.50	Sill 4 Development
CH851		0.00	0.91	0.91	5.84	29.48	Sill 4 Development
CH852		0.00	1.74	1.74	5.78	56.70	Sill 4 Development
CH853		0.00	1.22	1.22	13.75	56.29	Sill 4 Development
CH854		0.00	1.74	1.74	28.12	66.67	Sill 4 Development
CH854	including	0.00	0.21	0.21	139.05	233.94	Sill 4 Development
CH855		0.00	1.43	1.43	9.42	108.95	Sill 4 Development
CH856		0.00	1.43	1.43	51.26	32.85	Sill 4 Development
CH856	including	0.91	1.43	0.52	138.10	0.01	Sill 4 Development
CH857		0.00	1.40	1.40	14.65	187.93	Sill 4 Development
CH858		0.00	1.01	1.01	2.42	42.33	Sill 4 Development
CH859		0.00	0.98	0.98	1.17	36.35	Sill 4 Development
CH860		0.00	2.44	2.44	21.13	197.56	Raise 5
CH861		0.00	2.44	2.44	8.23	11.39	Raise 5
CH862	No significant assays						Sill 4 Development
CH863		0.00	0.70	0.70	186.58	108.93	Sill 4 Development
CH863	including	0.00	0.21	0.21	606.14	334.95	Sill 4 Development
CH864		0.00	1.92	1.92	4.22	74.49	Sill 4 Development
CH865	No significant assays						Raise 5
CH866	No significant assays						Raise 5
CH867		0.00	1.83	1.83	8.89	25.63	Raise 5
CH868	No significant assays						Raise 5
CH869		0.00	1.22	1.22	128.78	372.67	Sill 4 Development
CH869	including	0.46	1.22	0.76	205.62	563.01	Sill 4 Development
CH870		0.00	1.52	1.52	42.22	151.53	Sill 4 Development
CH870	including	0.00	0.61	0.61	105.03	376.40	Sill 4 Development
CH871		0.00	1.07	1.07	13.21	42.81	Sill 4 Development
CH872		0.00	2.44	2.44	12.97	32.82	Raise 5
CH873		0.00	1.86	1.86	35.33	170.36	Sill 4 Development
CH873	including	0.43	0.64	0.21	198.80	572.20	Sill 4 Development
CH874		0.00	1.13	1.13	128.11	3,094.36	Sill 4 Development
CH874	including	0.00	0.56	0.56	223.23	1,729.77	Sill 4 Development
CH875		0.00	1.83	1.83	4.18	9.65	Raise 5
CH876		0.00	1.83	1.83	10.83	33.51	Raise 5
CH877		0.00	0.91	0.91	175.74	1,202.83	Sill 4 Development
CH877	including	0.00	0.61	0.61	247.93	1,669.10	Sill 4 Development

Tintic Project	101	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH878		0.00	1.22	1.22	432.04	771.44	Sill 4 Development
CH878	including	0.00	0.18	0.18	535.28	1,011.18	Sill 4 Development
CH878	and	0.18	0.49	0.30	567.26	2,471.51	Sill 4 Development
CH878	and	0.49	0.91	0.43	591.50	0.01	Sill 4 Development
CH879		0.00	1.34	1.34	182.61	90.14	Sill 4 Development
CH879	including	0.00	0.49	0.49	494.63	204.62	Sill 4 Development
CH880	No significant assays						Sill 4 Development
CH881		0.00	1.46	1.46	1.72	9.34	Sill 4 Development
CH882		0.00	2.44	2.44	8.39	21.76	Raise 5
CH883	No significant assays						Raise 5
CH884		0.00	1.83	1.83	12.64	81.22	Sill 4 Development
CH885		0.00	1.22	1.22	8.77	124.11	Sill 4 Development
CH886	No significant assays						Raise 5
CH887		0.00	2.04	2.04	145.78	649.80	Sill 4 Development
CH887	including	0.85	1.22	0.37	610.55	1,581.85	Sill 4 Development
CH888		0.00	1.52	1.52	0.45	0.01	Raise 5
CH889		0.00	3.66	3.66	158.23	238.30	Sill 4 Development
CH889	including	0.00	0.61	0.61	90.81	62.70	Sill 4 Development
CH889	and	1.22	1.83	0.61	464.83	525.95	Sill 4 Development
CH889	and	1.83	2.44	0.61	327.84	702.40	Sill 4 Development
CH890	No significant assays						Raise 5
CH891	No significant assays						Raise 5
CH892	No significant assays						Raise 5
CH893		0.00	1.95	1.95	694.50	540.37	Sill 4 Development
CH893	including	1.07	1.40	0.34	3,722.31	2,454.88	Sill 4 Development
CH894	No significant assays						Raise 5
CH895		0.00	3.05	3.05	1.67	8.40	625 Level Sill
CH896		0.00	1.37	1.37	2,771.97	2,269.69	Sill 3 Development
CH896	including	0.30	1.01	0.70	5,390.78	4,394.48	Sill 3 Development
CH898		0.00	1.68	1.68	410.31	589.75	Sill 3 Development
CH898	including	0.91	1.37	0.46	1,430.44	2,047.51	Sill 3 Development
CH898	and	1.37	1.68	0.30	101.17	171.13	Sill 3 Development
CH899		0.00	0.55	0.55	73.96	48.00	Sill 3 Development
CH899	including	0.40	0.55	0.15	261.43	163.01	Sill 3 Development
CH900		0.00	0.43	0.43	22.42	208.16	625 Level Sill
CH901		0.00	0.61	0.61	42.96	150.09	Sill 5 Development
CH902	No significant assays						Sill 3 Development
CH903	No significant assays						625 Level Sill
CH904	No significant assays						625 Level Sill
CH905		0.00	3.66	3.66	7.24	24.37	Sill 5 Exploration
CH906		0.00	3.66	3.66	45.58	106.23	Sill 5 Exploration
CH907	No significant assays						Sill 5 Exploration
CH908	No significant assays						Raise 5
CH909		0.00	1.52	1.52	18.73	28.27	Sill 3 Development
CH910		0.00	1.52	1.52	606.75	243.87	Sill 3 Development
CH910	including	0.00	0.61	0.61	430.14	227.71	Sill 3 Development

Tintic Project	102	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH910	and	0.61	0.91	0.30	1,749.76	457.69	Sill 3 Development
CH910	and	0.91	1.52	0.61	211.86	153.12	Sill 3 Development
CH911		0.00	1.22	1.22	1,152.40	214.18	Sill 3 Development
CH911	including	0.30	0.61	0.30	4,150.15	425.99	Sill 3 Development
CH911	and	0.61	1.22	0.61	225.55	205.14	Sill 3 Development
CH912		0.00	2.44	2.44	3.41	17.12	Sill 5 Exploration
CH913		0.00	1.68	1.68	2,724.03	215.12	Sill 3 Development
CH913	including	0.55	0.85	0.30	14,883.20	1,153.72	Sill 3 Development
CH914		0.00	1.52	1.52	570.32	85.46	Sill 3 Development
CH914	including	0.00	0.61	0.61	907.44	132.26	Sill 3 Development
CH914	and	0.61	0.91	0.30	846.79	81.52	Sill 3 Development
CH914	and	0.91	1.52	0.61	94.96	40.62	Sill 3 Development
CH915	No significant assays						Raise 5
CH916		0.00	6.10	6.10	5.66	1,121.28	Sill 5 Exploration
CH917		0.00	1.37	1.37	116.71	172.46	Sill 3 Development
CH917	including	0.00	0.40	0.40	98.93	53.44	Sill 3 Development
CH917	and	0.40	0.79	0.40	290.57	495.25	Sill 3 Development
CH918		0.00	6.10	6.10	7.78	53.15	Sill 5 Exploration
CH919		0.00	3.66	3.66	5.65	151.22	Sill 5 Exploration
CH920		0.00	3.66	3.66	2.16	41.67	Sill 5 Exploration
CH921		0.00	1.22	1.22	19.49	63.96	Sill 3 Development
CH922		0.00	1.49	1.49	11.45	13.23	Sill 3 Development
CH923	No significant assays						Raise 5
CH924		0.00	1.16	1.16	10.61	19.64	Sill 3 Development
CH924	including	0.43	0.67	0.24	49.55	91.54	Sill 3 Development
CH925		0.00	4.88	4.88	4.53	93.08	Sill 5 Exploration
CH926		0.00	4.88	4.88	7.04	74.45	Sill 5 Exploration
CH927		0.00	1.62	1.62	97.18	48.12	Sill 3 Development
CH927	including	0.24	0.55	0.30	499.55	254.97	Sill 3 Development
CH928	No significant assays						Sill 3 Development
CH929		0.00	1.22	1.22	8.01	17.07	Sill 3 Development
CH930		0.00	27.43	27.43	2.17	24.53	Sill 5 Exploration
CH931	No significant assays						Sill 3 Development
CH932	No significant assays						Sill 3 Development
CH933	No significant assays						Sill 3 Development
CH934		0.00	1.83	1.83	0.75	10.58	Sill 3 Development
CH935		0.00	17.07	17.07	0.19	17.74	Sill 5 Exploration
CH936		0.00	17.07	17.07	1.11	6.17	Sill 5 Exploration
CH937		0.00	2.07	2.07	0.05	3.19	Sill 3 Development
CH938		0.00	12.19	12.19	0.52	1.29	Sill 5 Exploration
CH939		0.00	1.37	1.37	139.65	227.05	Sill 3 Development
CH939	including	1.07	1.37	0.30	620.15	980.67	Sill 3 Development
CH940		0.00	0.91	0.91	10.13	11.14	Sill 3 Development
CH942		0.00	1.37	1.37	25.52	271.13	Sill 3 Development
CH942	including	0.40	0.55	0.15	227.59	1,323.29	Sill 3 Development
CH943		0.00	1.22	1.22	111.45	359.02	Sill 3 Development

Tintic Project	103	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH943	including	0.00	0.30	0.30	443.34	1,419.18	Sill 3 Development
CH944		0.00	5.49	5.49	0.24	0.01	Sill 5 Exploration
CH946		0.00	1.01	1.01	404.02	171.48	Sill 5 Development
CH946	including	0.61	0.79	0.18	2,053.60	773.47	Sill 5 Development
CH947		0.00	8.23	8.23	0.03	2.53	Sill 5 Exploration
CH948		0.00	1.10	1.10	16.95	147.21	Sill 5 Development
CH949		0.00	1.52	1.52	1.72	25.46	Sill 5 Development
CH950		0.00	6.10	6.10	0.40	19.93	625 Level Sill
CH951		0.00	1.83	1.83	2.95	20.49	Sill 5 Development
CH952		0.00	1.98	1.98	4.20	58.05	Sill 5 Development
CH953		0.00	3.05	3.05	0.62	20.64	625 Level Sill
CH954		0.00	1.49	1.49	6.70	43.83	Sill 5 Development
CH955		0.00	0.88	0.88	1.28	80.54	Sill 5 Development
CH956		0.00	6.10	6.10	0.12	2.57	625 Level Sill
CH957		0.00	6.10	6.10	0.18	35.28	625 Level Sill
CH966		0.00	0.46	0.46	1,367.96	479.47	Sill 4 Development
CH967		0.00	0.61	0.61	75.38	32.24	Sill 4 Development
CH967	including	0.30	0.46	0.15	292.12	106.72	Sill 4 Development
CH968		0.00	1.22	1.22	261.78	106.94	Sill 4 Development
CH968	including	0.15	0.61	0.46	658.36	199.49	Sill 4 Development
CH969		0.00	0.91	0.91	287.54	61.65	Sill 4 Development
CH969	including	0.21	0.52	0.30	787.01	165.50	Sill 4 Development
CH969	and	0.52	0.91	0.40	47.80	14.96	Sill 4 Development
CH970		0.00	1.98	1.98	17.65	4.01	Sill 4 Development
CH970	including	0.70	0.94	0.24	96.58	19.66	Sill 4 Development
CH971		0.00	2.13	2.13	264.36	30.78	Sill 4 Development
CH971	including	0.76	1.16	0.40	760.36	47.15	Sill 4 Development
CH971	and	1.16	1.71	0.55	465.21	85.65	Sill 4 Development
CH972		0.00	1.34	1.34	79.59	59.04	Sill 4 Development
CH972	including	0.67	0.85	0.18	401.06	153.18	Sill 4 Development
CH973		0.00	1.22	1.22	1,523.54	126.38	Sill 4 Development
CH973	including	0.00	0.30	0.30	262.10	233.04	Sill 4 Development
CH973	and	0.30	0.61	0.30	5,753.47	191.28	Sill 4 Development
CH974		0.00	1.98	1.98	372.56	294.68	Sill 4 Development
CH974	including	0.00	0.49	0.49	496.58	423.66	Sill 4 Development
CH974	and	0.49	1.28	0.79	624.26	475.98	Sill 4 Development
CH975		0.00	1.65	1.65	657.83	319.59	Sill 4 Development
CH975	including	0.00	0.61	0.61	92.49	22.14	Sill 4 Development
CH975	and	0.61	1.04	0.43	2,389.35	1,183.93	Sill 4 Development
CH976		0.00	1.40	1.40	7.07	48.88	Sill 4 Development
CH976	including	0.00	0.15	0.15	23.02	186.01	Sill 4 Development
CH976	and	0.52	0.67	0.15	33.12	231.78	Sill 4 Development
CH977		0.00	21.34	21.34	5.02	27.87	625 Level Sill
CH978		0.00	24.38	24.38	0.89	1.18	625 Level Sill
CH979		0.00	1.55	1.55	32.75	7.68	Sill 4 Development
CH979	including	0.00	0.15	0.15	60.70	48.20	Sill 4 Development

Tintic Project	104	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH980		0.00	1.80	1.80	3.60	18.79	Sill 4 Development
CH981		0.00	1.37	1.37	1.47	28.89	Sill 4 Development
CH983		0.00	6.10	6.10	0.09	0.25	625 Level Sill
CH984		0.00	6.10	6.10	1.13	0.01	625 Level Sill
CH985		0.00	0.98	0.98	0.36	9.24	Sill 4 Development
CH986		0.00	1.52	1.52	0.52	3.20	Sill 4 Development
CH987		0.00	2.04	2.04	0.63	2.86	665 Sublevel (Eileen)
CH988		0.00	2.13	2.13	0.10	0.68	665 Sublevel (Eileen)
CH989		0.00	1.37	1.37	2.64	0.01	Sill 4 Development
CH990		0.00	1.22	1.22	21.97	26.13	Sill 4 Development
CH991		0.00	1.43	1.43	1.63	6.56	Sill 4 Development
CH992		0.00	2.04	2.04	2.17	4.48	665 Sublevel (Eileen)
CH993		0.00	1.07	1.07	1.85	5.21	665 Sublevel (Eileen)
CH994		0.00	1.49	1.49	2.13	4.22	Sill 4 Development
CH995		0.00	1.83	1.83	0.57	3.91	665 Sublevel (Eileen)
CH996		0.00	1.58	1.58	0.03	2.35	Sill 4 Development
CH997		0.00	1.52	1.52	17.96	10.85	Sill 4 Development
CH998		0.00	1.19	1.19	22.79	31.35	Sill 4 Development
CH998	including	0.00	0.43	0.43	62.02	79.21	Sill 4 Development
CH999		0.00	1.65	1.65	0.19	1.18	665 Sublevel (Eileen)
CH1000		0.00	1.37	1.37	32.10	45.11	Sill 4 Development
CH1000	including	0.52	0.76	0.24	49.06	50.22	Sill 4 Development
CH1001		0.00	1.83	1.83	1.12	9.09	665 Sublevel (Eileen)
CH1002		0.00	1.68	1.68	1.73	1.82	665 Sublevel (Eileen)
CH1003		0.00	0.91	0.91	6.45	6.96	Sill 4 Development
CH1004		0.00	0.91	0.91	7.84	29.72	Sill 4 Development
CH1004	including	0.30	0.43	0.12	37.61	138.43	Sill 4 Development
CH1005		0.00	1.98	1.98	22.57	18.93	665 Sublevel (Eileen)
CH1005	including	1.37	1.98	0.61	73.19	55.64	665 Sublevel (Eileen)
CH1006		0.00	1.37	1.37	386.04	747.10	Sill 4 Development
CH1006	including	0.76	1.37	0.61	848.82	1,665.65	Sill 4 Development
CH1007		0.00	2.56	2.56	543.03	1,005.97	665 Sublevel (Eileen)
CH1007	including	1.55	2.56	1.01	1,381.60	2,546.06	665 Sublevel (Eileen)
CH1008		0.00	0.91	0.91	0.59	5.12	Sill 4 Development
CH1009		0.00	2.74	2.74	57.47	107.82	665 Sublevel (Eileen)
CH1009	including	2.29	2.74	0.46	340.76	625.85	665 Sublevel (Eileen)
CH1010		0.00	1.22	1.22	0.02	13.76	Sill 4 Development
CH1011		0.00	3.54	3.54	367.54	141.38	665 Sublevel (Eileen)
CH1011	including	1.77	2.32	0.55	2,352.18	911.10	665 Sublevel (Eileen)
CH1012		0.00	1.28	1.28	0.49	16.35	Sill 4 Development
CH1013		0.00	1.46	1.46	69.57	155.41	Sill 4 Development
CH1013	including	0.70	0.85	0.15	649.74	1,491.10	Sill 4 Development
CH1014		0.00	1.16	1.16	26.01	215.62	Sill 4 Development
CH1014	including	0.67	0.94	0.27	106.96	900.34	Sill 4 Development
CH1015		0.00	1.83	1.83	13.86	33.24	Sill 4 Development
CH1015	including	1.01	1.31	0.30	57.35	156.02	Sill 4 Development

Tintic Project	105	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1016		0.00	1.52	1.52	5.18	15.64	665 Sublevel (Eileen)
CH1017		0.00	1.52	1.52	63.28	106.11	665 Sublevel (Eileen)
CH1017	including	0.00	0.40	0.40	240.49	391.64	665 Sublevel (Eileen)
CH1018		0.00	1.89	1.89	2.22	15.17	Sill 4 Development
CH1019		0.00	1.55	1.55	0.61	3.16	Sill 4 Development
CH1020		0.00	1.22	1.22	6.05	4.44	Sill 4 Development
CH1021		0.00	1.89	1.89	6.43	15.38	665 Sublevel (Eileen)
CH1022		0.00	1.83	1.83	6.10	5.07	665 Sublevel (Eileen)
CH1023		0.00	1.83	1.83	25.38	40.99	665 Sublevel (Eileen)
CH1025		0.00	2.13	2.13	0.01	0.93	665 Sublevel (Eileen)
CH1026		0.00	2.26	2.26	2.84	12.21	665 Sublevel (Eileen)
CH1027		0.00	3.05	3.05	8.88	48.20	Sill 4 Exploration
CH1028		0.00	3.05	3.05	0.78	22.15	Sill 4 Exploration
CH1029		0.00	3.05	3.05	0.01	6.13	Sill 4 Exploration
CH1030		0.00	3.05	3.05	0.13	2.68	Sill 4 Exploration
CH1031		0.00	2.47	2.47	1.17	3.27	665 Sublevel (Eileen)
CH1032		0.00	1.83	1.83	0.62	0.00	Raise 6
CH1033		0.00	2.77	2.77	0.32	0.01	665 Sublevel (Eileen)
CH1034		0.00	1.68	1.68	0.48	3.79	665 Sublevel (Eileen)
CH1035		0.00	2.44	2.44	7.43	32.98	665 Sublevel (Eileen)
CH1037		0.00	2.13	2.13	0.10	5.06	665 Sublevel (Eileen)
CH1038		0.00	2.13	2.13	4.34	17.28	665 Sublevel (Eileen)
CH1049		0.00	1.83	1.83	3.99	16.57	Sill 5 Development
CH1050		0.00	3.66	3.66	0.17	1.30	Sill 4 Exploration
CH1051		0.00	1.83	1.83	1.57	5.33	665 Sublevel (Eileen)
CH1052		0.00	4.88	4.88	0.66	6.07	Sill 4 Exploration
CH1053		0.00	1.89	1.89	0.14	3.07	665 Sublevel (Eileen)
CH1055		0.00	1.98	1.98	1.25	1.23	665 Sublevel (Eileen)
CH1056		0.00	2.29	2.29	3.37	4.93	665 Sublevel (Eileen)
CH1056	including	1.65	1.83	0.18	38.45	53.84	665 Sublevel (Eileen)
CH1057		0.00	2.32	2.32	1.70	1.29	665 Sublevel (Eileen)
CH1057	including	1.55	1.71	0.15	18.75	18.14	665 Sublevel (Eileen)
CH1058		0.00	2.16	2.16	9.84	46.03	Sill 5 Development
CH1059		0.00	3.96	3.96	7.52	5.96	Sill 4 Exploration
CH1060		0.00	2.19	2.19	143.28	122.94	665 Sublevel (Eileen)
CH1060	including	0.91	1.16	0.24	1,277.05	1,086.13	665 Sublevel (Eileen)
CH1061		0.00	1.65	1.65	3.38	35.42	Sill 5 Development
CH1062		0.00	1.71	1.71	0.50	0.39	Sill 5 Development
CH1063		0.00	2.29	2.29	1.02	16.49	Sill 5 Development
CH1064		0.00	2.74	2.74	0.36	4.06	Sill 4 Exploration
CH1065		0.00	2.80	2.80	0.08	2.86	Sill 5 Development
CH1066		0.00	2.74	2.74	193.24	140.79	665 Sublevel (Eileen)
CH1066	including	0.00	0.30	0.30	1,075.52	389.75	665 Sublevel (Eileen)
CH1066	and	0.30	1.22	0.91	123.17	226.98	665 Sublevel (Eileen)
CH1066	and	1.22	1.83	0.61	146.18	98.22	665 Sublevel (Eileen)
CH1068		0.00	2.74	2.74	51.44	55.27	665 Sublevel (Eileen)

Tintic Project	106	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1068	including	0.61	0.91	0.30	318.19	254.34	665 Sublevel (Eileen)
CH1069		0.00	2.50	2.50	226.00	83.40	665 Sublevel (Eileen)
CH1069	including	1.37	1.98	0.61	903.57	323.83	665 Sublevel (Eileen)
CH1070		0.00	2.19	2.19	1.51	3.81	Sill 5 Development
CH1071		0.00	7.62	7.62	1.43	15.30	Sill 4 Exploration
CH1072		0.00	2.10	2.10	221.27	17.90	665 Sublevel (Eileen)
CH1072	including	1.43	2.10	0.67	693.59	56.12	665 Sublevel (Eileen)
CH1073		0.00	2.04	2.04	3.78	7.58	665 Sublevel (Eileen)
CH1074		0.00	1.58	1.58	1.94	5.09	Sill 5 Development
CH1075		0.00	8.08	8.08	16.99	109.40	Sill 4 Exploration
CH1075	including	1.68	2.44	0.76	116.46	800.93	Sill 4 Exploration
CH1076		0.00	2.59	2.59	482.30	409.81	665 Sublevel (Eileen)
CH1076	including	0.91	1.89	0.98	1,277.05	1,086.13	665 Sublevel (Eileen)
CH1077		0.00	2.56	2.56	2.47	37.70	665 Sublevel (Eileen)
CH1078		0.00	2.07	2.07	0.34	14.69	665 Sublevel (Eileen)
CH1079		0.00	2.16	2.16	1.51	3.33	665 Sublevel (Eileen)
CH1080		0.00	2.29	2.29	29.58	36.73	665 Sublevel (Eileen)
CH1080	including	1.07	1.37	0.30	215.60	275.45	665 Sublevel (Eileen)
CH1081		0.00	2.38	2.38	17.76	32.77	665 Sublevel (Eileen)
CH1081	including	1.01	1.46	0.46	92.32	168.98	665 Sublevel (Eileen)
CH1082		0.00	1.22	1.22	9.91	84.97	Sill 5 Development
CH1083		0.00	1.62	1.62	45.82	343.99	Sill 5 Development
CH1084		0.00	3.66	3.66	0.01	0.35	Raise 5 Exploration
CH1085		0.00	3.66	3.66	0.01	0.89	Raise 5 Exploration
CH1086		0.00	1.74	1.74	18.45	84.66	Sill 5 Development
CH1086	including	1.52	1.74	0.21	36.61	28.04	Sill 5 Development
CH1087		0.00	11.98	11.98	20.87	106.92	Raise 5 Exploration
CH1087	including	4.27	4.88	0.61	164.62	436.58	Raise 5 Exploration
CH1088		0.00	11.06	11.06	16.63	74.01	Raise 5 Exploration
CH1089		0.00	2.10	2.10	25.27	36.38	Sill 5 Development
CH1090	No significant assays						Sill 5 Development
CH1091		0.00	2.44	2.44	4.89	0.24	625 Level Sill
CH1092		0.00	1.52	1.52	4.70	96.19	Sill 5 Development
CH1093		0.00	13.81	13.81	2.34	10.48	Raise 5 Exploration
CH1094		0.00	14.02	14.02	10.13	12.82	Raise 5 Exploration
CH1094	including	1.80	2.19	0.40	254.89	59.86	Raise 5 Exploration
CH1095		0.00	3.66	3.66	0.01	13.20	Raise 5 Exploration
CH1096		0.00	3.66	3.66	0.01	2.34	Raise 5 Exploration
CH1097		0.00	5.58	5.58	0.49	6.99	Raise 5 Exploration
CH1098		0.00	4.60	4.60	0.01	4.97	Raise 5 Exploration
CH1099		0.00	4.39	4.39	0.26	31.56	Raise 5 Exploration
CH1100		0.00	4.51	4.51	2.06	2.88	Raise 5 Exploration
CH1101		0.00	1.86	1.86	9.14	21.77	665 Sublevel (Eileen)
CH1102		0.00	0.94	0.94	856.54	608.09	Sill 5 Development
CH1102	including	0.40	0.76	0.37	2,202.85	1,559.99	Sill 5 Development
CH1103		0.00	2.04	2.04	5.49	25.06	665 Sublevel (Eileen)

Tintic Project	107	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1104		0.00	0.98	0.98	10.11	3.67	Sill 5 Development
CH1104	including	0.43	0.55	0.12	16.13	4.76	Sill 5 Development
CH1105		0.00	1.04	1.04	683.53	42.51	Sill 5 Development
CH1105	including	0.24	0.64	0.40	1,769.33	102.40	Sill 5 Development
CH1106		0.00	2.16	2.16	36.68	36.18	665 Sublevel (Eileen)
CH1106	including	0.52	0.70	0.18	35.87	32.37	665 Sublevel (Eileen)
CH1106	and	1.04	1.31	0.27	262.63	207.06	665 Sublevel (Eileen)
CH1107		0.00	2.04	2.04	6.97	22.52	665 Sublevel (Eileen)
CH1108		0.00	0.91	0.91	49.18	39.95	Sill 5 Development
CH1108	including	0.40	0.55	0.15	193.43	149.21	Sill 5 Development
CH1109		0.00	0.94	0.94	65.69	58.62	Sill 5 Development
CH1109	including	0.00	0.58	0.58	107.17	95.64	Sill 5 Development
CH1110		0.00	2.07	2.07	2,800.11	315.99	Sill 5 Development
CH1110	including	0.00	1.22	1.22	4,757.42	528.90	Sill 5 Development
CH1111		0.00	1.13	1.13	19.65	13.67	Sill 5 Development
CH1111	including	0.76	1.13	0.37	54.49	35.36	Sill 5 Development
CH1112		0.00	1.25	1.25	0.76	6.00	Sill 5 Development
CH1113		0.00	1.37	1.37	2.18	16.69	Sill 5 Development
CH1114		0.00	1.52	1.52	1,553.07	1,224.91	Sill 5 Development
CH1114	including	0.00	0.82	0.82	2,873.05	2,263.41	Sill 5 Development
CH1115		0.00	1.34	1.34	229.62	226.01	Sill 5 Development
CH1115	including	0.40	0.82	0.43	712.31	686.29	Sill 5 Development
CH1116		0.00	1.25	1.25	358.06	219.60	Sill 5 Development
CH1116	including	0.00	0.34	0.34	1,324.67	810.38	Sill 5 Development
CH1117		0.00	1.52	1.52	13.31	4.79	Sill 5 Development
CH1117	including	0.30	0.61	0.30	41.19	16.77	Sill 5 Development
CH1118		0.00	1.40	1.40	13.20	21.92	Sill 5 Development
CH1118	including	0.91	1.07	0.15	105.38	144.88	Sill 5 Development
CH1119		0.00	1.22	1.22	4.56	42.47	Sill 5 Development
CH1120		0.00	10.42	10.42	1.48	5.80	Raise 6 Exploration
CH1121		0.00	10.30	10.30	2.42	22.05	Raise 6 Exploration
CH1122	No significant assays						Raise 6 Exploration
Ch1123		0.00	16.25	16.25	0.00	0.34	Raise 6 Exploration
CH1124		0.00	1.71	1.71	4.98	19.11	Sill 5 Development
CH1125		0.00	1.07	1.07	1.35	5.10	Sill 5 Development
CH1126		0.00	1.25	1.25	0.80	7.87	Sill 5 Development
CH1127		0.00	1.07	1.07	3.88	32.21	Sill 5 Development
CH1128		0.00	0.91	0.91	1.04	5.51	Sill 5 Development
CH1129		0.00	0.82	0.82	0.03	11.72	Sill 5 Development
CH1130		0.00	1.04	1.04	0.19	3.10	Sill 5 Development
CH1132		0.00	2.23	2.23	10.93	36.45	665 Sublevel (Eileen)
CH1134		0.00	2.74	2.74	22.49	57.63	665 Sublevel (Eileen)
CH1134	including	0.00	0.21	0.21	111.82	178.46	665 Sublevel (Eileen)
CH1135		0.00	0.91	0.91	0.01	1.53	Sill 5 Development
CH1136		0.00	9.75	9.75	0.41	2.09	Raise 6 Exploration
CH1137		0.00	7.32	7.32	0.65	7.73	Raise 6 Exploration

Tintic Project	108	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1138		1.83	18.29	16.46	7.76	16.81	Raise 6 Exploration
CH1139		2.13	18.29	16.15	0.06	2.89	Raise 6 Exploration
CH1140		0.00	1.28	1.28	0.02	1.81	Sill 5 Development
CH1141		0.00	2.23	2.23	0.01	3.86	665 Sublevel (Eileen)
CH1142		0.00	2.44	2.44	0.01	5.16	665 Sublevel (Eileen)
CH1143		0.00	1.34	1.34	0.01	0.01	Sill 5 Development
CH1144		0.00	1.34	1.34	0.01	2.26	Sill 5 Development
CH1145		0.00	2.44	2.44	0.01	7.56	665 Sublevel (Eileen)
CH1146		0.00	0.91	0.91	0.01	1.54	Sill 5 Development
CH1147		0.00	0.91	0.91	0.21	1.41	Sill 5 Development
CH1148		0.00	1.98	1.98	37.51	41.03	665 Sublevel (Eileen)
CH1149		0.00	1.16	1.16	3.07	24.27	Sill 5 Development
CH1150		0.00	2.90	2.90	39.15	81.93	665 Sublevel (Eileen)
CH1150	including	1.68	2.29	0.61	183.65	254.25	665 Sublevel (Eileen)
CH1151		0.00	1.07	1.07	0.01	4.84	Sill 5 Development
CH1152		0.00	2.35	2.35	22.48	40.81	665 Sublevel (Eileen)
CH1152	including	1.22	1.77	0.55	94.58	174.56	665 Sublevel (Eileen)
CH1153		0.00	1.52	1.52	1.17	3.04	Sill 5 Development
CH1154		0.00	15.73	15.73	0.00	1.21	Raise 6 Exploration
CH1155		0.00	15.91	15.91	2.36	37.77	Raise 6 Exploration
CH1156		0.00	0.91	0.91	0.38	9.36	Sill 5 Development
CH1157		0.00	3.29	3.29	0.09	3.02	665 Sublevel (Eileen)
CH1158		0.00	2.47	2.47	0.62	4.63	665 Sublevel (Eileen)
CH1159		0.00	2.44	2.44	0.69	2.90	665 Sublevel (Eileen)
CH1160		0.00	1.89	1.89	7.54	19.23	665 Sublevel (Eileen)
CH1161		0.00	2.56	2.56	2.93	26.74	665 Sublevel (Eileen)
CH1162		0.00	0.91	0.91	90.75	217.64	Sill 5 Development
CH1162	including	0.00	0.30	0.30	265.96	650.81	Sill 5 Development
CH1163		0.00	0.61	0.61	5,197.77	6,698.97	Sill 5 Development
CH1164		0.00	1.37	1.37	4.74	26.14	Sill 5 Development
CH1165		0.00	1.89	1.89	0.42	2.55	665 Sublevel (Eileen)
CH1166		0.00	7.74	7.74	0.01	0.00	Raise 6 Exploration
CH1167		0.00	7.59	7.59	0.00	1.17	Raise 6 Exploration
CH1168		0.00	1.22	1.22	0.23	6.03	Sill 5 Development
CH1169		0.00	3.08	3.08	0.71	13.23	665 Sublevel (Eileen)
CH1170		0.00	3.35	3.35	4.20	3.39	665 Sublevel (Eileen)
CH1170	including	0.91	1.22	0.30	39.13	37.21	665 Sublevel (Eileen)
CH1171		0.00	1.25	1.25	0.45	4.12	Sill 5 Development
CH1172		0.00	2.99	2.99	12.62	3.21	665 Sublevel (Eileen)
CH1172	including	0.00	0.24	0.24	154.47	35.00	665 Sublevel (Eileen)
CH1173		0.00	1.10	1.10	0.03	2.33	Sill 5 Development
CH1174		0.00	3.14	3.14	14.04	22.83	665 Sublevel (Eileen)
CH1175		0.00	1.07	1.07	0.11	2.07	Sill 5 Development
CH1176		0.00	2.29	2.29	145.85	30.04	665 Sublevel (Eileen)
CH1176	including	0.37	0.85	0.49	681.89	51.72	665 Sublevel (Eileen)
CH1180		0.00	2.53	2.53	912.28	5.17	665 Sublevel (Eileen)

Tintic Project	109	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1180	including	0.94	1.49	0.55	4,186.46	0.01	665 Sublevel (Eileen)
CH1181		0.00	1.40	1.40	1.65	18.34	Sill 5 Development
CH1182		0.00	2.47	2.47	26.05	26.20	665 Sublevel (Eileen)
CH1182	including	1.10	1.34	0.24	216.26	155.38	665 Sublevel (Eileen)
CH1183		0.00	2.01	2.01	11.62	10.43	665 Sublevel (Eileen)
CH1184		0.00	2.23	2.23	12.81	11.89	665 Sublevel (Eileen)
CH1184	including	1.46	1.92	0.46	54.34	57.87	665 Sublevel (Eileen)
CH1185		0.00	2.04	2.04	19.47	22.31	665 Sublevel (Eileen)
CH1186		0.00	2.44	2.44	25.21	13.30	665 Sublevel (Eileen)
CH1187		0.00	2.19	2.19	340.36	69.94	665 Sublevel (Eileen)
CH1187	including	0.30	1.04	0.73	1,017.01	209.81	665 Sublevel (Eileen)
CH1188		0.00	1.98	1.98	16.75	12.41	665 Sublevel (Eileen)
CH1189		0.00	2.01	2.01	20.14	19.63	665 Sublevel (Eileen)
CH1190		0.00	2.29	2.29	50.20	13.88	665 Sublevel (Eileen)
CH1190	including	0.61	1.07	0.46	87.28	23.35	665 Sublevel (Eileen)
CH1191		0.00	2.77	2.77	1.23	39.60	665 Sublevel (Eileen)
CH1192		0.00	3.78	3.78	0.21	25.26	Sill 5 Exploration
CH1193		0.00	3.99	3.99	3.83	10.85	Sill 5 Exploration
CH1193	including	2.16	2.47	0.30	40.42	74.12	Sill 5 Exploration
CH1194		0.00	2.04	2.04	87.23	67.27	665 Sublevel (Eileen)
CH1194	including	0.00	0.61	0.61	147.84	97.22	665 Sublevel (Eileen)
CH1195		0.00	2.07	2.07	0.37	55.17	665 Sublevel (Eileen)
CH1196		0.00	4.42	4.42	1.42	10.20	Sill 5 Exploration
CH1197		0.00	4.24	4.24	0.33	15.04	Sill 5 Exploration
CH1198		0.00	2.68	2.68	24.28	40.32	665 Sublevel (Eileen)
CH1199		0.00	2.38	2.38	14.50	31.68	665 Sublevel (Eileen)
CH1200		0.00	2.59	2.59	10.15	4.66	665 Sublevel (Eileen)
CH1201		0.00	1.83	1.83	6.61	5.62	665 Sublevel (Eileen)
CH1202		0.00	1.83	1.83	88.88	119.20	665 Sublevel (Eileen)
CH1202	including	0.91	1.83	0.91	176.69	38.88	665 Sublevel (Eileen)
CH1203		0.00	0.91	0.91	90.69	219.46	Sill 5 Exploration
CH1203	including	0.46	0.91	0.46	175.80	420.47	Sill 5 Exploration
CH1204		0.00	3.08	3.08	21.21	91.58	Sill 5 Exploration
CH1204	including	2.41	3.08	0.67	305.45	554.44	Sill 5 Exploration
CH1205		0.00	2.59	2.59	160.08	111.16	665 Sublevel (Eileen)
CH1205	including	0.91	1.46	0.55	672.03	0.01	665 Sublevel (Eileen)
CH1205	and	1.46	1.83	0.37	91.09	444.60	665 Sublevel (Eileen)
CH1206		0.00	1.83	1.83	226.53	155.96	Sill 5 Exploration
CH1206	including	0.91	1.46	0.55	672.03	0.01	Sill 5 Exploration
CH1206	and	1.46	1.83	0.37	91.09	444.60	Sill 5 Exploration
CH1208		0.00	2.26	2.26	44.20	6.18	665 Sublevel (Eileen)
CH1208	including	0.67	1.34	0.67	148.58	20.78	665 Sublevel (Eileen)
CH1209		0.00	1.95	1.95	55.91	7.79	665 Sublevel (Eileen)
CH1209	including	1.22	1.95	0.73	148.58	20.77	665 Sublevel (Eileen)
CH1210		0.00	2.68	2.68	0.94	0.00	665 Sublevel (Eileen)
CH1212		0.00	2.77	2.77	104.26	33.05	665 Sublevel (Eileen)

Tintic Project	110	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1212	including	0.49	1.25	0.76	378.61	88.79	665 Sublevel (Eileen)
CH1213		0.00	2.23	2.23	9.04	71.94	Sill 6 Development
CH1214		0.00	2.29	2.29	36.04	7.11	665 Sublevel (Eileen)
CH1214	including	1.52	1.83	0.30	194.79	-	665 Sublevel (Eileen)
CH1215		0.00	2.13	2.13	71.62	31.17	665 Sublevel (Eileen)
CH1215	including	1.22	1.83	0.61	150.29	74.56	665 Sublevel (Eileen)
CH1217		0.00	1.07	1.07	2.89	119.58	Sill 6 Development
CH1220		0.00	2.44	2.44	49.86	32.88	665 Sublevel (Eileen)
CH1220	including	0.76	1.68	0.91	132.19	87.69	665 Sublevel (Eileen)
CH1221		0.00	0.91	0.91	4.53	-	Sill 6 Development
CH1222		0.00	0.76	0.76	1.20	-	Sill 6 Development
CH1223		0.00	0.76	0.76	0.07	14.80	Sill 6 Development
CH1224		0.00	0.91	0.91	2.78	33.70	Sill 6 Development
CH1225		0.00	0.88	0.88	2.02	41.89	Sill 6 Development
CH1226		0.00	0.91	0.91	0.99	8.71	Sill 6 Development
CH1227		0.00	0.91	0.91	0.72	-	Sill 6 Development
CH1228		0.00	3.35	3.35	503.78	2,586.22	Raise 1 Pillar Cut 1
CH1228	including	1.52	2.74	1.22	1,375.03	6,994.86	Raise 1 Pillar Cut 1
CH1229		0.00	2.56	2.56	0.92	20.60	Raise 1 Pillar Cut 1
CH1230		0.00	3.35	3.35	84.31	440.85	Raise 1 Pillar Cut 1
CH1230	including	0.00	0.61	0.61	422.03	2,129.12	Raise 1 Pillar Cut 1
CH1231		0.00	1.77	1.77	38.17	98.27	Raise 1 Pillar Cut 1
CH1231	including	0.40	0.85	0.46	118.81	168.78	Raise 1 Pillar Cut 1
CH1233		0.00	1.83	1.83	25.86	93.82	Raise 1 Pillar Cut 1
CH1234		0.00	1.74	1.74	81.11	124.01	Raise 1 Pillar Cut 1
CH1234	including	0.00	0.34	0.34	311.07	357.52	Raise 1 Pillar Cut 1
CH1235		0.00	2.19	2.19	6.77	1.50	Raise 1 Pillar Cut 1
CH1235	including	0.91	1.16	0.24	44.53	9.36	Raise 1 Pillar Cut 1
CH1236		0.00	1.77	1.77	56.12	192.29	Raise 1 Pillar Cut 1
CH1236	including	0.91	1.16	0.24	372.27	1,329.79	Raise 1 Pillar Cut 1
CH1237		0.00	1.68	1.68	234.46	186.92	Raise 1 Pillar Cut 1
CH1237	including	0.61	0.91	0.30	1,272.44	1,003.57	Raise 1 Pillar Cut 1
CH1238		0.00	1.49	1.49	368.37	742.56	Raise 1 Pillar Cut 1
CH1238	including	0.27	1.19	0.91	598.32	1,212.00	Raise 1 Pillar Cut 1
CH1239		0.00	1.52	1.52	4.91	19.46	Raise 1 Pillar Cut 1
CH1240		0.00	1.62	1.62	11.71	48.50	Raise 1 Pillar Cut 1
CH1240	including	0.00	0.24	0.24	46.31	131.78	Raise 1 Pillar Cut 1
CH1241		0.00	2.83	2.83	3.74	21.18	Raise 1 Pillar Cut 1
CH1242		0.00	1.95	1.95	3.12	0.72	665 (Eileen) Ramp
CH1243		0.00	2.29	2.29	28.85	28.69	665 (Eileen) Ramp
CH1243	including	1.52	2.29	0.76	85.09	75.39	665 (Eileen) Ramp
CH1245		0.00	2.16	2.16	63.97	15.54	665 (Eileen) Ramp
CH1246		0.00	1.22	1.22	4.48	-	Raise 1 Pillar Cut 1
CH1247		0.00	1.37	1.37	468.80	1,113.03	Raise 1 Pillar Cut 1
CH1247	including	0.46	1.37	0.91	656.15	1,582.72	Raise 1 Pillar Cut 1
CH1248		0.00	2.29	2.29	14.94	56.36	Raise 1 Pillar Cut 1

Tintic Project	111	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1249		0.00	2.13	2.13	47.78	32.05	665 (Eileen) Ramp
CH1250		0.00	2.19	2.19	29.53	22.96	665 (Eileen) Ramp
CH1251		0.00	3.17	3.17	23.70	20.73	665 (Eileen) Ramp
CH1252		0.00	0.76	0.76	1,091.44	79.14	Sill 6 Development
CH1252	including	0.00	0.34	0.34	2,455.35	158.95	Sill 6 Development
CH1253		0.00	1.83	1.83	50.10	30.89	665 (Eileen) Ramp
CH1254		0.00	0.98	0.98	1,237.85	95.44	Sill 6 Development
CH1254	including	0.00	0.46	0.46	2,637.71	185.16	Sill 6 Development
CH1255		0.00	0.76	0.76	1,700.62	131.19	Sill 6 Development
CH1255	including	0.00	0.37	0.37	3,539.06	265.43	Sill 6 Development
CH1256		0.00	0.91	0.91	3,901.32	78.71	Sill 6 Development
CH1256	including	0.00	0.46	0.46	7,765.62	124.89	Sill 6 Development
CH1257		0.00	1.34	1.34	642.74	47.40	Sill 6 Development
CH1257	including	0.91	1.34	0.43	1,549.64	106.48	Sill 6 Development
CH1258		0.00	0.91	0.91	637.91	113.70	Sill 6 Development
CH1258	including	0.00	0.30	0.30	1,833.74	231.04	Sill 6 Development
CH1259		0.00	2.32	2.32	12.25	8.56	665 (Eileen) Ramp
CH1260		0.00	1.77	1.77	186.40	22.54	Sill 6 Development
CH1260	including	1.55	1.77	0.21	1,477.34	116.01	Sill 6 Development
CH1261		0.00	1.37	1.37	9.12	7.45	665 (Eileen) Ramp
CH1262		0.00	0.91	0.91	15.70	39.36	Sill 6 Development
CH1263		0.00	1.52	1.52	1.40	21.97	Sill 6 Development
CH1264		0.00	2.74	2.74	90.07	31.49	665 (Eileen) Ramp
CH1264	including	1.34	1.95	0.61	399.25	128.42	665 (Eileen) Ramp
CH1265		0.00	3.51	3.51	1.01	16.15	665 (Eileen) Ramp
CH1266		0.00	1.22	1.22	2.83	14.19	Sill 6 Development
CH1267		0.00	3.05	3.05	295.26	56.23	665 (Eileen) Ramp
CH1267	including	2.13	2.74	0.61	1,468.70	280.94	665 (Eileen) Ramp
CH1268		0.00	2.50	2.50	10.91	124.74	Raise 1 Pillar Cut 2
CH1268	including	0.61	0.85	0.24	77.79	879.67	Raise 1 Pillar Cut 2
CH1269		0.00	2.59	2.59	110.04	48.01	665 (Eileen) Ramp
CH1269	Including	1.95	2.59	0.64	397.29	146.11	665 (Eileen) Ramp
CH1270		0.00	2.96	2.96	6.89	6.05	665 (Eileen) Ramp
CH1271		0.00	1.22	1.22	642.30	655.67	Sill 6 Development
CH1271	including	0.30	0.61	0.30	2,464.66	2,473.95	Sill 6 Development
CH1272		0.00	1.19	1.19	33.92	95.07	Sill 6 Development
CH1272	including	0.91	1.19	0.27	93.86	306.96	Sill 6 Development
CH1273		0.00	2.29	2.29	53.66	50.21	665 (Eileen) Ramp
CH1273	including	0.98	1.55	0.58	204.39	157.66	665 (Eileen) Ramp
CH1274		0.00	2.50	2.50	47.41	35.41	665 (Eileen) Ramp
CH1274	including	0.91	1.52	0.61	173.64	145.18	665 (Eileen) Ramp
CH1275		0.00	1.37	1.37	32.15	82.81	Raise 1 Pillar Cut 2
CH1275	including	0.76	0.91	0.15	278.03	745.29	Raise 1 Pillar Cut 2
CH1276		0.00	2.80	2.80	85.56	30.73	665 (Eileen) Ramp
CH1276	including	0.18	0.91	0.73	223.79	60.06	665 (Eileen) Ramp
CH1277		0.00	1.10	1.10	0.38	2.73	Raise 1 Pillar Cut 2

Tintic Project	112	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1278		0.00	1.22	1.22	3.53	13.82	Sill 6 Development
CH1279		0.00	1.07	1.07	27.14	29.97	Sill 6 Development
CH1281		0.00	1.34	1.34	11.71	29.09	Sill 6 Development
CH1282		0.00	1.52	1.52	4.75	-	Sill 6 Development
CH1283		0.00	1.28	1.28	0.22	2.06	Raise 1 Pillar Cut 2
CH1286		0.00	2.38	2.38	43.87	59.86	665 (Eileen) Ramp
CH1286	including	0.73	1.46	0.73	133.94	173.47	665 (Eileen) Ramp
CH1287		0.00	1.16	1.16	287.29	488.60	Raise 1 Pillar Cut 2
CH1287	including	0.21	0.52	0.30	974.15	608.50	Raise 1 Pillar Cut 2
CH1287	and	0.82	0.98	0.15	167.84	2,278.57	Raise 1 Pillar Cut 2
CH1287	and	0.98	1.16	0.18	51.29	137.02	Raise 1 Pillar Cut 2
CH1288		0.00	1.34	1.34	23.13	38.83	Raise 1 Pillar Cut 2
CH1288	including	0.30	0.58	0.27	107.92	148.17	Raise 1 Pillar Cut 2
CH1290		0.00	1.19	1.19	0.53	10.07	Raise 1 Pillar Cut 2
CH1291		0.00	1.31	1.31	171.16	410.98	Raise 1 Pillar Cut 2
CH1291	including	0.46	0.79	0.34	661.95	1,557.18	Raise 1 Pillar Cut 2
CH1292		0.00	1.83	1.83	7.64	82.53	Raise 1 Pillar Cut 2
CH1293		0.00	1.52	1.52	8.82	56.64	Sill 7 Development
CH1294		0.00	2.13	2.13	3.97	30.04	Raise 1 Pillar Cut 2
CH1295		0.00	1.52	1.52	42.96	164.95	Raise 1 Pillar Cut 2
CH1298		0.00	1.07	1.07	220.33	61.32	Sill 7 Development
CH1298	including	0.61	0.76	0.15	1,227.49	244.77	Sill 7 Development
CH1299		0.00	0.91	0.91	184.26	371.38	Sill 7 Development
CH1300		0.00	1.71	1.71	83.57	53.82	Sill 7 Development
CH1300	including	0.70	1.10	0.40	262.70	109.63	Sill 7 Development
CH1302		0.00	2.13	2.13	484.51	248.55	625 Level Sill
CH1302	including	0.91	1.46	0.55	1,296.40	108.88	625 Level Sill
CH1302	and	1.46	2.13	0.67	421.38	672.31	625 Level Sill
CH1303		0.00	2.10	2.10	25.98	50.18	Sill 7 Development
CH1304		0.00	1.22	1.22	122.23	194.72	Sill 7 Development
CH1304	including	0.00	0.91	0.91	149.57	246.35	Sill 7 Development
CH1312		0.00	2.44	2.44	99.17	112.82	665 (Eileen) Historic
CH1313		0.00	2.59	2.59	1.50	36.82	665 (Eileen) Historic
CH1314		0.00	1.68	1.68	15.66	56.52	665 (Eileen) Historic
CH1314	including	0.00	0.37	0.37	44.02	79.88	665 (Eileen) Historic
CH1315		0.00	2.56	2.56	124.03	170.03	Raise 1 Pillar Cut 1
CH1315	including	0.00	0.85	0.85	182.28	224.75	Raise 1 Pillar Cut 1
CH1315	and	0.85	1.28	0.43	353.72	512.55	Raise 1 Pillar Cut 1
CH1316		0.00	2.65	2.65	167.92	382.17	Raise 1 Pillar Cut 1
CH1316	including	0.00	0.43	0.43	171.36	248.20	Raise 1 Pillar Cut 1
CH1316	and	0.43	0.76	0.34	1,013.55	2,125.38	Raise 1 Pillar Cut 1
CH1317		0.00	2.44	2.44	310.45	1,399.20	Raise 1 Pillar Cut 1
CH1317	ncluding	0.49	0.91	0.43	1,058.14	6,294.04	Raise 1 Pillar Cut 1
CH1317	and	1.52	2.01	0.49	489.61	957.56	Raise 1 Pillar Cut 1
CH1318		0.00	2.01	2.01	502.85	778.59	Raise 1 Pillar Cut 1
CH1318	including	0.24	0.88	0.64	683.61	1,799.52	Raise 1 Pillar Cut 1

Tintic Project	113	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1318	and	0.88	1.52	0.64	883.89	632.05	Raise 1 Pillar Cut 1
CH1319		0.00	2.38	2.38	138.75	474.86	Raise 1 Pillar Cut 1
CH1319	including	1.16	2.38	1.22	216.01	733.90	Raise 1 Pillar Cut 1
CH1320		0.00	1.74	1.74	453.34	1,299.79	Raise 1 Pillar Cut 1
CH1320	including	0.30	1.25	0.94	844.67	2,428.18	Raise 1 Pillar Cut 1
CH1321		0.00	2.07	2.07	270.90	273.11	Raise 1 Pillar Cut 1
CH1321	including	0.61	1.58	0.98	188.14	164.24	Raise 1 Pillar Cut 1
CH1321	and	1.58	2.07	0.49	721.53	611.48	Raise 1 Pillar Cut 1
CH1322		0.00	1.98	1.98	405.91	641.26	Raise 1 Pillar Cut 1
CH1322	including	1.37	1.98	0.61	1,297.91	2,034.66	Raise 1 Pillar Cut 1
CH1323		0.00	2.62	2.62	331.03	215.94	Raise 1 Pillar Cut 1
CH1323	including	0.37	0.73	0.37	1,101.03	217.00	Raise 1 Pillar Cut 1
CH1323	and	1.65	2.62	0.98	376.38	408.78	Raise 1 Pillar Cut 1
CH1324		0.00	4.57	4.57	352.65	446.22	Raise 1 Pillar Cut 1
CH1324	including	1.52	3.05	1.52	220.64	310.56	Raise 1 Pillar Cut 1
CH1324	and	3.05	3.96	0.91	1,198.70	1,358.69	Raise 1 Pillar Cut 1
CH1325		0.00	3.66	3.66	335.08	333.77	Raise 1 Pillar Cut 1
CH1325	including	1.52	2.13	0.61	155.50	134.59	Raise 1 Pillar Cut 1
CH1325	and	2.13	3.05	0.91	1,182.79	1,146.31	Raise 1 Pillar Cut 1
CH1326		0.00	2.87	2.87	1,042.03	498.82	Raise 1 Pillar Cut 1
CH1326	including	1.22	1.43	0.21	462.40	339.59	Raise 1 Pillar Cut 1
CH1326	and	2.04	2.87	0.82	3,419.93	1,587.57	Raise 1 Pillar Cut 1
CH1328		0.00	2.59	2.59	531.46	648.34	Raise 1 Pillar Cut 1
CH1328	including	2.13	2.59	0.46	1,888.17	2,942.92	Raise 1 Pillar Cut 1
CH1329		0.00	2.32	2.32	210.91	394.45	Raise 1 Pillar Cut 1
CH1329	including	1.22	1.31	0.09	96.78	81.04	Raise 1 Pillar Cut 1
CH1329	and	1.92	2.32	0.40	1,180.43	2,262.29	Raise 1 Pillar Cut 1
CH1332		0.00	1.22	1.22	200.91	134.52	Sill 8 Development
CH1332	including	0.00	0.30	0.30	311.21	156.36	Sill 8 Development
CH1332	and	0.30	0.76	0.46	239.05	-	Sill 8 Development
CH1333		0.00	0.61	0.61	41.34	-	Sill 8 Development
CH1335		0.00	2.23	2.23	20.29	81.28	665 (Eileen) Historic
CH1336		0.00	2.74	2.74	95.79	124.53	665 (Eileen) Historic
CH1336	including	1.22	2.07	0.85	118.17	195.72	665 (Eileen) Historic
CH1337		0.00	2.74	2.74	96.96	118.82	Raise 1 Pillar Cut 2
CH1337	including	0.00	0.91	0.91	287.97	323.96	Raise 1 Pillar Cut 2
CH1338		0.00	2.07	2.07	24.95	65.18	Raise 1 Pillar Cut 2
CH1339		0.00	1.83	1.83	67.92	141.35	Raise 1 Pillar Cut 2
CH1339	including	0.55	1.28	0.73	123.76	261.16	Raise 1 Pillar Cut 2
CH1340		0.00	1.83	1.83	470.19	821.04	Raise 1 Pillar Cut 2
CH1340	including	0.00	0.61	0.61	1,323.93	2,143.81	Raise 1 Pillar Cut 2
CH1341		0.00	1.83	1.83	106.86	340.34	Raise 1 Pillar Cut 2
CH1341	including	0.00	0.21	0.21	622.70	1,960.99	Raise 1 Pillar Cut 2
CH1346		0.00	2.90	2.90	473.14	1,371.28	Raise 1 Pillar Cut 2
CH1346	including	1.22	1.98	0.76	1,753.17	5,095.23	Raise 1 Pillar Cut 2
CH1347		0.00	6.10	6.10	288.82	249.84	665 (Eileen) Historic

Tintic Project	114	January 27, 2023

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH1347	including	1.22	2.44	1.22	880.36	263.25	665 (Eileen) Historic
CH1348		0.00	2.50	2.50	364.44	312.88	Raise 1 Pillar Cut 2
CH1348	including	1.43	2.04	0.61	1,470.35	1,222.90	Raise 1 Pillar Cut 2
CH1349		0.00	2.74	2.74	697.81	731.43	Raise 1 Pillar Cut 2
CH1349	including	0.91	1.83	0.91	1,721.84	1,816.49	Raise 1 Pillar Cut 2
CH1350		0.00	2.44	2.44	144.94	134.50	Raise 1 Pillar Cut 2
CH1350	including	1.52	2.44	0.91	245.15	222.63	Raise 1 Pillar Cut 2
CH1351		0.00	2.29	2.29	2,311.18	1,146.46	Raise 1 Pillar Cut 2
CH1351	including	1.37	2.29	0.91	5,524.28	2,673.83	Raise 1 Pillar Cut 2
CH1352		0.00	2.68	2.68	557.17	370.45	Raise 1 Pillar Cut 2
CH1352	including	1.77	2.38	0.61	1,865.07	1,366.68	Raise 1 Pillar Cut 2
CH1355		0.00	2.13	2.13	1,633.69	1,615.74	Raise 1 Pillar Cut 2
CH1355	including	1.52	2.13	0.61	5,012.31	3,441.76	Raise 1 Pillar Cut 2

Table provided by Osisko Development.

9.5	QP Comments

Micon’s QP discussed the Trixie sampling practices and procedures with Project personnel, as well as observing the underground face chip sampling during the September, 2022 site visit. Micon’s QP believes that the Trixie sampling practices and procedures are managed according to the Exploration Best Practice Guidelines established by the CIM. Micon’s QP also believes that the samples derived from the underground chip sampling practices are appropriately taken, recorded and located, and are suitable for use in the estimation of mineral resources.

Tintic Project	115	January 27, 2023

Osisko Development Corp.

10.0   Drilling

10.1	Drilling Methodology

10.1.1	Surface RC Drilling

Schramm 480 and Schramm 625 truck, track and buggy mounted RC drill rigs were used to complete the surface drilling.

All surface holes were cased through overburden. Both centre-feed and regular-feed, 4 ½” RC hammers were used during penetration, as well as tri-cone bits, as warranted by the ground conditions. A lobed interchange was used or removed as needed to control drillhole deviation.

All drill holes were drilled wet, using water and drilling muds to reduce dust and stabilize the drill holes. Intervals with little to no return or sample material were recorded as “NS” for “No Sample”.

Chip samples were collected continuously in every 5-foot run from a drill-mounted cyclone, using a 30/70 splitter. Thirty percent of the continuous sample was collected in cloth filter bags for assay, while seventy percent was collected in 20”x30” clear plastic poly bags, as a reject to be retained on site. A small fraction of chips was caught by a metal mesh sieve and saved in plastic chip sample trays for logging on site.

Samples were sent to ALS Geochemistry’s (ALS) Reno and Elko, Nevada, laboratories, for independent third-party sample preparation, with analysis by fire assay, multi-element four-acid digest, and screen metallics. All assay batches include full QA/QC standard and blank inserts. ALS laboratories are independent assaying facilities which have ISO/IEC 17025:2017 accredited methods in North America.

10.1.2	Underground Diamond Drilling

Both U6 and Versa diamond drill rigs were used to complete the underground drilling.

All underground holes were collared using a HQ core size, with the expectation of obtaining HQ core across the targeted mineralized zones. Some holes were reduced a NQ core size across targeted zones, where ground conditions necessitated this reduction.

Geological logging and sampling were completed onsite, with all samples comprised of half core dispatched to ALS’s Reno and Elko laboratories for third party sample preparation and analysis by fire assay, multi-element four-acid digest, and screen metallics. All assay batches include full QA/QC standard and blank inserts.

10.2	2022 Drilling Program

10.2.1	Surface RC Drilling

Surface RC drilling of the Trixie Deposit (T1, T2, T3, T4, and 75-85 mineralized zones) commenced in July, 2022. Layne Christensen Company (Layne) was the drilling contractor for this program and drilled until December, 2022. Layne completed 6,937.25 m (22,760 ft) of RC drilling in 21 drill holes by early December, 2022 when the program terminated. Figure 10.1 is a photograph of the RC drill rig. Drilling locations are presented in Figure 10.2.

Tintic Project	116	January 27, 2023

Osisko Development Corp.

Figure 10.1
Surface RC Drill Rig

Micon site visit photograph.

10.2.2	Underground Diamond Drilling

The 2022 underground diamond drilling program on the Trixie Deposit (T1, T2, T3, T4, and 75-85 mineralized zones) recommenced on April 1, 2022, with the arrival of American Drilling Corp, LLC. (American Drilling) on site. At the time of its August 14, 2022, departure from site, American Drilling had completed 975.97 m (3,202 ft) of underground diamond drilling in 18 drill holes.

On October 3, 2022, Nasco Industrial Services and Supply LLC. (NISS) commenced drilling the Trixie deposit and, by December 19, 2022, had completed 990.6 m (3,250 ft) of underground diamond drilling in 28 drill holes.

Underground holes were drilled in vertical fans oriented semi-orthogonally to the strike of the T2 and T4 mineralized zones. Multiple fans were drilled from each underground drill bay with both up and down holes ranging from dips of +70° to -70° and depths from 9.3 m to 152 m (30.5 to 499 ft), averaging 43 m (140 ft) per hole.

Tintic Project	117	January 27, 2023

Osisko Development Corp.

During the 2022 underground diamond drilling program, 1,966.57 m (6,452 ft) of drilling were completed on the Trixie Deposit, across 46 drill holes. Drilling locations are presented in Figure 10.3.

Figure 10.2
2022 Surface Reverse Circulation Drill Hole Collar Locations

2022 Surface RC Collar Locations
Trixie Project, Utah
OSISKO DEVELOPMENT
TINTIC
CONSOLIDATED METALS LLC
Legend
T2
T4
Surface RC Collar
Drill Trace
Silver Pass Road
Trixie Underground Mine Workings
NAD 83, Zone 12N
0 50 100 200 300
Meters
N
SILVER PASS RD
TRC046
TRC038
TRC038A
TRC039
TRC043A
TRC043
TRC040
TRC050
TRC048
TRC049
TRC053A
TRC051
TRC052
TRC053
TRC071A
TRC069
TRC070
TRC071
TRC124
TRC123
TRC124A
TRC088
TRC087
TRC121
TRC095
TRC094
TRC122
TRC094A
408300
408400
408500
408600
408700
408800
408900
409000
409100
409200
4421200
4421100
4421000
4420900
4420800
4420700
4420600
4420500
4420400
4420300
4420200
4420100
4420000

Figure provided by Osisko Development.

Tintic Project	118	January 27, 2023

Osisko Development Corp.

Figure 10.3
2022 Underground Diamond Drill Hole Collar Locations

408725 408750 408775 408800 408825 408850 408875 408900 408925 408950 408975 409000 409025 409050 409075 409100
4420550 4420525 4420500 4420475 4420450 4420425 4420400 4420375 4420350 4420325 4420300 4420275 4420250 4420225 4420200 4420175 4420150 4420125 4420100 4420075 4420050
N
TUG-625-064
TUG-625-061
TUG-625-062
TUG-625-060
TUG-625-065
TUG-625-063
TUG-625-058
TUG-625-056
TUG-625-057
TUG-625-059
TUG-625-032
TUG-625-034
TUG-625-035
TUG-625-037
TUG-625-038
TUG-625-043
TUG-625-042
TUG-625-044
TUG-625-030
TUG-625-027
TUG-625-029
TUG-625-030A
TUG-625-052
TUG-625-050
TUG-625-106
TUG-625-085
TUG-625-082
TUG-625-093
TUG-625-087
TUG-625-088
TUG-625-086
SILVER PASS RD
OSISKO DEVELOPMENT
2022 Underground DDH Collar Locations
Trixie Project, Utah
TINTIC
CONSOLIDATED METALS LLC
Legend
T2
T4
Trixie Underground Mine Workings
Underground DDH Collar
Underground Drill Trace
Silver Pass Road
NAD 83, Zone 12N
0 50 100 Meters

Figure provided by Osisko Development.

10.2.3	Drilling Highlights and Results

At the time of writing, assay results from 8 RC drill holes from the 2022 surface drilling program have been received and are summarized in Table 10.1. A total of four of the surface RC drill holes had no significant assays and one-hole, TRC053, was abandoned. A total of 14 underground diamond drill hole mineralized intersections were returned at the time of report writing. Assay highlights from the underground diamond drilling program are summarized in Table 10.2. Cross-section locations for surface and underground drilling are presented in Figure 10.4 to Figure 10.7.

Tintic Project	119	January 27, 2023

Osisko Development Corp.

Table 10.1
2022 Surface RC Drilling Assay Highlights in US Measurement Units

Hole_Number	Depth_From (ft)	Depth_To (ft)	Length (ft)	Au (ppm)	Ag (ppm)
TRC040	605.00	615.00	10.00	0.07	103.85
TRC048	1,095.00	1,100.00	5.00	0.32	88.00
	1,305.00	1,310.00	5.00	0.23	74.60
TRC052	515.00	530.00	15.00	0.66	29.33

Table provided by Osisko Development.

Table 10.2
2022 Underground Diamond Drilling Assay Highlights in US Measurement Units

Hole_Number		Depth_From (ft)	Depth_To (ft)	Length (ft)	Au (ppm)	Ag (ppm)
TUG-625-027		223.00	226.00	3.00	1.45	23.60
TUG-625-028		32.70	35.70	3.00	1.35	20.70
		126.00	126.70	0.70	1.28	78.60
		134.20	135.40	1.20	10.70	155.00
		135.40	137.30	1.90	1.43	18.65
TUG-625-029		4.00	7.50	3.50	2.50	21.93
		121.50	134.00	12.50	25.95	21.48
	including	124.00	129.00	5.00	43.00	41.80
TUG-625-030A		22.00	30.50	8.50	3.07	12.93
TUG-625-050		97.90	106.00	8.10	14.97	113.85
	including	102.50	106.00	3.50	25.50	90.00
TUG-625-056		40.50	42.00	1.50	0.12	21.70
TUG-625-057		39.00	40.00	1.00	0.12	25.50
		79.00	88.00	9.00	0.09	44.30
TUG-625-058		33.70	37.00	3.30	0.11	30.30
		103.00	117.00	14.00	0.24	114.80
	including	103.00	107.60	4.60	0.57	305.00
TUG-625-060		105.00	122.50	17.50	12.58	439.26
TUG-625-064		150.60	154.20	3.60	3.09	9.99
TUG-625-065		177.70	181.70	4.00	264.00	511.00
TUG-625-066		13.50	17.50	4.00	1.48	28.90
		58.00	63.00	5.00	3.55	8.48
		83.00	91.50	8.50	2.29	16.06
TUG-625-069		84.00	88.00	4.00	65.50	84.30
	including	86.00	87.00	1.00	231.00	246.00
TUG-625-070		108.70	111.30	2.60	2.17	66.50

Table provided by Osisko Development.

Tintic Project	120	January 27, 2023

Osisko Development Corp.

Figure 10.4
2022 Surface RC Drilling Locations for TRC040, TRC048 and TRC082. Looking 000

2022 Surface RC Drilling Highlights

W
TRC040, TRC048, TRC082. Looking 000.
E
TRC048
TRC052
TRC040
6100
5700
5300
4900
4500
20700
21100
21500
21900
22300
22700
Legend
Au ppm (Downhole Left)
0 66 132 198 264
Ag ppm (Downhole Right)
0 127.75 255.5 383.25 511
Surfaces
Alluvium
Volcanics
Ophir Shale
Tintic Quartzite
Underground Workings
Location
W: 20664, 25012
E: 22796, 25012
Vertical exaggeration: 1x
0m
1000m

Figure provided by Osisko Development.

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Figure 10.5
Underground Diamond Drilling Assay Locations for TUG-625-060, TUG-625-064, TUG-625-065, TUG-625-066, TUG-625-069. Looking 027

2022 Underground Diamond Drilling Highlights

W
E
5564
5164
21579
21935
TUG-625-060
TUG-625-066
TUG-625-069
TUG-625-064
TUG-625-065

Legend

Au ppm (Downhole Left)

0 66 132 198 264

Ag ppm (Downhole Right)

0 127.75 255.5 383.25 511

Surfaces

- 75-85
- T1
- T3
- T4
- T2
- Underground Workings

Location

W: 21580, 23975

E: 22121, 23700

Vertical exaggeration: 1x

0m 200m

Figure provided by Osisko Development.

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Figure 10.6
2022 Underground Diamond Drilling Assay Locations for TUG-625-27, TUG-625-28, TUG-625-29, TUG-625-30A, TUG-625-50, TUG-625-70.
Looking 000

2022 Underground Diamond Drilling Highlights

W
E
5700
5500
5300
5100
21500
21700
21900
22100
22300
TUG-625-028
TUG-625-050
TUG-625-029
TUG-625-030A
TUG-625-070
TUG-625-027
Legend
Au ppm (Downhole Left)
0 66 132 198 264
Ag ppm (Downhole Right)
0 127.75 255.5 383.25 511
Surfaces
75-85
T1
T3
T4
T2
Underground Workings
Location
W: 21488, 23344
E: 22422, 23344
Vertical exaggeration: 1x
0m
300m

Figure provided by Osisko Development.

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Figure 10.7
2022 Underground Diamond Drilling Assay Locations for TUG-625-056, TUG-625-057, TUG-625-058. Looking 000.

2022 Underground Diamond Drilling Highlights
TUG-625-056, TUG-625-057, TUG-625-058. Looking 000
W
E
5700
5300
4900
21700
22100
22500
TUG-625-057
TUG-
TUG-625-058
Legend
Au ppm (Downhole Left)
0 66 132 198 264
Ag ppm (Downhole Right)
0 127.75 255.5 383.25 511
Surfaces
75-85
T1
T3
T4
T2
Underground Workings
Vertical exaggeration: 1x
0m 200m
Location
W: 21664, 23576
E: 22687, 23576

Figure provided by Osisko Development.

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10.3	Additional Drilling Considerations

Difficult drilling conditions addressed in previous reports have continued to be a hallmark of the RC and diamond drilling programs at Trixie. Although recovery in the diamond drilling program averages a reasonable 90.1%, the core suffers significant destruction during the drilling process, resulting in difficult interpretations of significant mineralized structures, and increased uncertainty in the rock quality designation and recovery data. Broken ground, significant faulting and hard abrasive lithologies have resulted in slow sample production and further compromised the structural interpretation. Average RC production of 27.4 m (90 ft) per day and diamond drill production of 9.4 m (31 ft) per day were typical of the 2022 program. This led to all-in drilling costs around $200/ft. In addition, the lack of structural data made true-width relationships difficult to determine from the drilling.

Slow turn-around times of 60 to 90 days at the assay laboratories have resulted in a significant lack of assay data at the time of writing and have prevented the inclusion of many diamond drill and RC holes in the resource estimate presented in Section 14.0.

A significant difference in assay grade is seen between the drilling results and results taken from underground face sampling. RC and diamond drilling samples, highlighted in Table 10.1 and Table 10.2 showed maximum assay result of 264 g/t gold (7.7 oz/t gold), whereas underground samples typically show grades in 100’s to 1,000’s of grams per tonne (10’s to 100’s troy ounces per ton). These differences are in the process of being investigated and assessed. It is to be noted, however, that continuous chip sampling along the faces of the T2 and cross-cuts is possible through underground development, whereas the underground diamond drilling presents challenging conditions but is able to accurately identify the T2 structure. The expression, “Drill for structure, mine for grade” can be applied at Trixie.

10.4	Drilling Program Recommendations

Further underground diamond drilling is recommended at Trixie for 2023. A focus on step-outs to the south along the 625 level, approaching the Sioux-Ajax fault, will provide significant opportunity to extend the strike of the Trixie mineralized zone. Additional exploration drifting in this direction will be necessary, in order to continue the exploration program. Furthermore, rehabilitating access to the 750 level will expand the drilling capabilities, allowing for deeper, down-dip targeting. Rehabilitation should be prioritized early in 2023. It is recommended that two diamond drill rigs are secured, in order to start the 2023 program, with a third diamond drill rig to be brought online once access to the 750 level is established.

Once underground exploration drilling to the south is advanced, additional follow-up drilling of targets to the north of Trixie is also recommended. Exploration drilling to the east, to identify any parallel mineralized structures that lie between the Trixie and the Eureka Lilly fault, is also recommended.

Further RC drilling is not recommended at this time at Trixie. Difficult ground conditions and a thick non-prospective overlying layer of quartz-latite have resulted in prohibitively high drilling costs, slow production, and poor data recovery. RC drilling may be useful for broader step-out drilling around Trixie and should be reconsidered following the analysis of the results from the 2023 underground diamond drilling program.

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10.5	Micon QP Comments

Micon’s QP reviewed the drilling and sampling procedures at Trixie during the site visit and in further discussions with Osisko Development personnel. Micon’s QP believes, that despite the challenges encountered during the Trixie drilling programs, the drilling and sampling procedures have been and are being conducted with industry best practices in mind, such as those outlined by CIM. Therefore, the drilling can be appropriately included as part of the database which serves as the basis for the current and future mineral resource estimates.

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11.0   Sample preparation, analyses and security

11.1	Introduction

The following section describes the preparation, analysis and security procedures used for all underground face chip and drill core samples collected during 2022 at the Trixie test mine which are used in the current resource estimate. Samples collected prior to 2022 and which are included in the current resource estimate were validated by Dr. Thomas A. Henricksen QP, C.P.G. and are considered to meet generally accepted industry standards for sample preparation, analysis, QA/QC and security protocols. Micon’s QP has reviewed the material related to the samples validated by Dr. Henricksen and believes that they meet generally accepted industry standards, as outlined by CIM, and are therefore suitable to be used as the basis for a mineral resource estimate.

11.2	Sample Handling and Security

Sample handling and security procedures are managed by TCM personnel. These procedures are described below.

11.2.1	Underground Chip Sampling

All underground chip samples are collected by TCM mine geologists from each of the active faces during each shift, as required. Chip samples are collected and do not exceed 0.91 m (3 ft) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hangingwall and footwall of the structures are marked on the face and back. Sample intervals are marked up and follow lithological contacts. Samples are transported by the geologist from the Trixie test mine to the onsite Tintic laboratory at the Burgin administrative complex.

11.2.2	Drill Core Sampling

Following extraction from the core tube, underground diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes are labelled with the drill hole number, the box number, and the depth interval, then lidded and taped shut. Boxes are brought to surface daily by miners and picked up by TCM logging geologists and geotechnicians and delivered to the TCM logging facility.

At the core logging facility, drill core is marked with footage depths and recovery and rock quality are measured and recorded. Geologic and geotechnical information is logged and input into Datamine’s DHLogger software and synchronized to a central database. Sample intervals are marked with aluminum tags and unique sample identification numbers, and input into DHLogger, as well. Drill core is then photographed and sent to the core cutting facility.

TCM core cutters half-cut the drill core using an Almonte Automated Core Saw. Half the core is placed back in the core box and the other half is placed in a calico or plastic sample bag, labelled with the corresponding sample identification number. Boxes of half-cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to an analytical laboratory.

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During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC. Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering (eg: Bag 1, Bag 2) A sample list and sample submittal form are inserted into the first bag for each shipment, then bags are sealed with metal ties, loaded on pallets, and secured using clear shrink wrap. All samples are shipped to ALS Analytical Laboratories via Old Dominion Shipping. Copies of a manifest and chain of custody form are given to TCM and Old Dominion.

11.2.3	Reverse Circulation Drill Chip Sampling

During the RC drilling process, rock chips are lifted to surface with air and water pressure. Chips are run through a cyclone attachment on the drill tower, fitted with splitters which cause a 1:2 split of the chips. At five-foot intervals, a third of the chips is separated into cloth filter bags for sampling, while two thirds are separated in polyethylene bags for storage as reject material. Once per five-foot interval, a coarse mesh sieve is inserted into the reject outflow from the cyclone to collect a small, representative chip sample. This sample is placed in chip sample trays for logging. Once per fifty-foot interval, an additional splitter is added to the cyclone to divide the sampled chips into a sample and a duplicate for QA/QC purposes. Any water overflow from the cyclone outflow is caught with a -80-mesh sieve to prevent the loss of fine material. Bags are sealed and laid out to dry on the drill pad.

Sample bags and chip trays are collected from the drill pad by TCM logging geologists and geotechnicians and delivered to the TCM logging facility. Geologic information is logged into Datamine’s DHLogger software and synchronized to a central database. Chip trays are then photographed.

During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC. Samples are then placed in rice bags in groups of five to ten samples, depending on weight. The bags then follow the numbering and shipping procedure described above for the core samples.

11.3	Assay Laboratories Accreditation and Certification

11.3.1	ALS Laboratory

The International Organization for Standardization (ISO) and the International Electrotechnical Commission (IEC) form the specialized system for worldwide standardization. ISO/IEC 17025, General Requirements for the Competence of Testing and Calibration Laboratories, sets out the criteria for laboratories wishing to demonstrate that they are technically competent, operating an effective quality system, and able to generate technically valid calibration and test results. The standard forms the basis for the accreditation of competence of laboratories by accreditation bodies. ISO 9001 applies to management support, procedures, internal audits and corrective actions. It provides a framework for existing quality functions and procedures.

All drill core and RC chip samples were submitted to the ALS laboratory in either Twin Falls, Idaho or Elko, Nevada. Analysis of the drill core and RC chip samples was completed in the ALS laboratory in either Reno, Nevada or North Vancouver, British Columbia. These ALS laboratories are ISO 9001 certified and accredited (ISO/IEC 17025) for the analytical methods used routinely on the samples from Trixie. The ALS facilities are commercial laboratories, independent of Osisko Development Corp. and have no interest in the Project.

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11.3.2	Tintic Laboratory

Underground chip samples are submitted to the onsite Tintic laboratory at the Burgin administrative complex. The Tintic laboratory is not a certified analytical laboratory, but the facility is managed by a qualified laboratory manager, with annual auditing by independent technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples are routinely carried out as part of ongoing QA/QC work.

An independent audit/inspection of the Tintic laboratory facilities was conducted in May, 2022 by Qualitica Consulting Inc. (Qualitica Consulting). A report of recommendations was provided to Osisko Development and implemented. A new preparation laboratory was constructed in 2022 and a full-time laboratory manager is on site to monitor ongoing QA/QC and troubleshoot any issues that arise in the laboratory.

11.4	Sample Preparation and Assaying

11.4.1	ALS Sample Preparation

The following outlines ALS laboratories sample preparation procedures:

•	Samples are sorted and logged into the ALS LIMS program.

•	Samples are dried and weighed.

•	Samples are crushed to +70% passing 2 mm (CRU-31).

•	A crushed sample split of up to 500 g is pulverized to +85% passing 75 μm screen (PUL 32m).

•	Once analysis is complete pulp material is returned to TCM for storage and coarse rejects are disposed of after 90 days.

11.4.2	ALS Gold Assaying

The following outlines ALS laboratories assay procedures used on the Trixie mineralization:

•	A 50-g pulp aliquot is analyzed by Au-AA26: fire assay followed by aqua regia digestion (HNO3-HCl) with an atomic absorption spectroscopy finish (AAS).

•	When assay results are higher than 100 g/t Au, a second 50-g pulp aliquot is analyzed by Au-GRA22: fire assay, parting with nitric acid (HNO3) with a gravimetric finish.

•	Selected samples are analyzed by metallic screen. The +100 μm fraction (Au+) is analyzed in its entirety by fire assay with gravimetric finish. The 100 μm fraction (minus) is homogenized and two subsamples are analyzed by fire assay with AAS (Au-AA25) or gravimetric finish (Au-GRA21). The average of the two minus fraction subsamples is taken and reported as the Au- fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.

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11.4.3	ALS Multi-Element Assaying

The following outlines ALS Laboratories assay procedures used for multi-element assaying:

•	Some samples are analyzed by trace-level multi-element method ME-MS61: a 0.25-g aliquot is digested by four-acid digestion (HNO3-HClO4-HF-HCl) and HCl leach (method GEO-4A01) and analyzed by ICP-AES.

•	Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting these criteria are then analyzed by ICP-MS. Results are corrected for spectral interelement interferences.

11.4.4	Tintic Laboratory Sample Preparation

The Tintic laboratory sample preparation procedures are outlined as follows:

•	The samples are loaded into a drying oven to remove any moisture.

•	After drying, the sample order is confirmed on the submittal form. Any discrepancies are brought to the geology group’s attention and resolved.

•	Each sample is prepared using a belt elevator feeding into a jaw crusher, then directly into a gyratory crusher reducing sample particle size to approximately 3.5 mm.

•	The sample is then introduced to a rotary splitter to reduce volume and maintain representation of the entire sample. The rotary table has 12 paired pans which are selected randomly until an approximate 2,000-gram split is available for pulverizing.

•	Pulverizing is achieved by feeding the selected sample split into a vibratory feeder that feeds a disc pulverizer.

•	The finely ground sample is then introduced to a small Jones splitter and further reduced to approximately 250-grams and inserted into a sample packet, ready for assaying.

11.4.5	Tintic Laboratory Gold and Silver Assaying

The following outlines Tintic Laboratory assay procedures:

•	Each prepared sample packet is forwarded to the fire assay laboratory, where a routine 1 assay ton assay is performed. This assay uses lead as a collector for any precious metals in the fusion step and then oxidizes the lead using a cupel (magnesia cup) to separate the precious metals from the lead.

•	The remaining “bead” of precious metals is referred to as a doré bead. The Assayer will tap each Doré with a hammer to remove any residual cupel and then place the bead in a ceramic cup.

•	The doré beads are then forwarded to the Balance room where each doré is weighed, using a micro-balance and recording the weight.

•	A 25% concentrate volume of nitric acid is added to each ceramic cup containing a doré bead and placed on a hotplate. The nitric acid dissolves silver leaving only the gold as a solid.

•	The solution is decanted from the cup, the cup and gold are rinsed with deionized water, and then returned to the hotplate to dry. The dry cup and gold are annealed, and after cooling, the gold is weighed on the micro-balance and weight recorded.

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11.5	Quality Assurance and Quality Control

This section summarizes the 2022 TCM QA/QC program, including the QA/QC procedures used internally at the Tintic laboratory.

A total of 2,030 drill core and RC chip samples (including QA/QC samples) were assayed in 2022 at ALS. The 2022 QA/QC program included a routine insertion of standards and blanks. TCM included one standard in every 20 samples and one blank in every 30 samples.

A total of 2,851 chip samples (including QA/QC samples) were assayed in 2022 at the Tintic laboratory. The 2022 QA/QC program included a routine insertion of standards and blanks. TCM included one standard in every 10 samples and one blank in every 20 samples.

11.5.1	Certified Reference Materials (Standards)

Accuracy is monitored by adding standards at the rate of one Certified Reference Material (CRM) or Standard for every 20 samples. Standards are used to detect assay problems with specific sample batches and any possible long-term biases in the overall dataset. TCM’s definition of a quality control failure is when:

•	Assays for a CRM are outside ± three standard deviations (±3SD) or ±10%.

•	Assays for two consecutive CRMs are outside ±2SD, if one of them is outside ±3SD.

11.5.1.1	Certified Reference Materials (Standards) at ALS

A total of 98 standards were analyzed at ALS during the 2022 drilling programs, for an insertion rate of 4.8%. Fifteen different CRMs from Ore Research and Exploration Pty Ltd. (OREAS) were used. OREAS is an independent Australian based supplier of certified reference materials for the global mining industry since 1988. OREAS is ISO 17034 accredited.

In 2022, a total of 8 QC failures were recognized as having insufficient material for analysis. Reruns were not requested as per TCM’s protocol, because the surrounding samples assayed at or below the lower detection limit (0.01 g/t Au).

The 2022 average CRM results are all within ±1.5% of the expected values (Table 11.1), except for two CRMs with a limited sample size. All assays were within ±3SD of the accepted value (Figure 10.1).

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Table 11.1
ALS Results of Standards used by TCM for the 2022 Drilling Programs

CRM	Count	Expected Au (g/t)		Observed Au (g/t)		Percent of Expected (%)
		Average	SD	Average	SD
OREAS 217	15	0.338	0.010	0.344	0.011	101.8%
OREAS 223	1	1.78	0.045	1.790	N/A	100.6%
OREAS 234	11	1.2	0.030	1.182	0.037	98.5%
OREAS 236	9	1.85	0.059	1.832	0.043	99.0%
OREAS 239	14	3.55	0.086	3.553	0.099	100.1%
OREAS 242	3	8.67	0.215	8.780	0.078	101.3%
OREAS 243	2	12.39	0.306	12.775	0.106	103.1%
OREAS 245	2	25.73	0.546	26.150	1.202	101.6%
OREAS 256	2	7.66	0.238	7.650	0.325	99.9%
OREAS 296	15	2.19	0.057	2.202	0.058	100.5%
OREAS 297	2	17.83	0.396	18.100	0.919	101.5%
OREAS 298	7	34.99	0.832	34.943	1.034	99.9%
OREAS 298	1	89.97	2.232	85.700	N/A	95.3%
OREAS 609b	5	4.97	0.260	5.146	0.138	103.5%
OREAS 610	1	9.83	0.254	9.330	N/A	94.9%
Total	90	Weighted Average				100.38%

Table provided by Osisko Development.

Figure 11.1
Example of ALS Results for Standard OREAS 239 for the 2022 Drill Programs

Figure provided by Osisko Development.

11.5.1.2	Certified Reference Materials (Standards) at the Tintic Laboratory

A total of 326 standards were analyzed at the Tintic laboratory for the 2022 chip sampling program, for an insertion rate of 11.4%. Ten different CRMs from OREAS were used as shown in Table 11.2.

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Table 11.2
Standards used by TCM for the 2022 Chip Sampling Program

CRM	Count
OREAS 217	4
OREAS 223	1
OREAS 240	2
OREAS 245	23
OREAS 256	32
OREAS 296	39
OREAS 297	89
OREAS 298	102
OREAS 299	18
OREAS 610	16
Total	326

Table provided by Osisko Development.

A representative portion of the data from the 2022 average CRM results for the Tintic laboratory were reviewed by the QPs during the site visit and were deemed adequate.

11.5.2	Blank Samples

Contamination during preparation is monitored by the routine insertion of coarse barren material (a “blank”), that goes through the same sample preparation and analytical procedures as the core samples. Elevated values for blanks may indicate sources of contamination in the fire assay procedure (contaminated reagents or crucibles) or sample solution carry-over during instrumental finish. The blank sample has been purchased from OREAS in bulk and consists of course silica blank material from the Cassidy Lake occurrence of nearly pure silica sand in New Brunswick, Canada.

11.5.2.1	Blank Samples Performance at ALS

In 2022, 66 blanks were submitted to ALS with the drilling samples, for an insertion rate of 3.3%. All of the blanks analyzed at ALS, assayed less than or equal to 0.1 g/t Au, which is 10 times the detection limit of 0.01 g/t Au. These results are thus considered acceptable. Table 11.3 summarizes the performance of the blanks. Figure 11.2 shows the results graphically.

Table 11.3
ALS Results of Blanks used by TCM for the 2022 Drilling Programs

Total blanks	66
Minimum Au g/t	<0.01
Maximum Au g/t	0.1
Below detection limit (# and %)	48 (72.7%)
QC Failures (# and %)	0 (0.00%)

Table provided by Osisko Development.

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Figure 11.2
ALS Results of Blanks for the 2022 Drilling Programs

Figure provided by Osisko Development.

11.5.2.2	Blank Samples Performance at the Tintic Laboratory

In 2022, 146 blanks were submitted to the Tintic laboratory with the chip samples, for an insertion rate of 5.1%. A representative portion of the blanks data was reviewed by the QP during the site visit and results were satisfactory.

11.5.3	Tintic Laboratory Sample Preparation Quality Assurance Measures

Tintic laboratory sample preparation quality assurance measures include dust collection, compressed air blowdown of each piece of equipment and quartz rock “wash” between each sample. Also, daily a random selection (approximately 10%) of pulverized samples are sieve tested to evaluate grinding performance, expecting them to achieve 70% passing through a 0.074 mm screen.

11.5.4	Tintic Laboratory Sample Analyses Quality Assurance Measures

Equipment used for measurements in the Tintic laboratory is monitored daily for accuracy. Each batch of samples that passes through fire assay contains the certified standard/blank submitted from the geologist and will also include an internal standard and blank. The standard used at the Tintic laboratory is identified as a matrix matched standard (MMS). The matrix matched standard is a randomly selected sample mixed with an aliquot of a known certified standard. This standard value is calculated by comparing the unmixed sample data with the MMS standard data. If the MMS standard fails, the sample batch is rejected and the assay procedure is repeated from the pulverized sample packets.

The completed assay is evaluated against internal quality control of the MMS passing and the blank being below the Tintic laboratory lower detection limit of 0.17 g/t (0.005 opt) for gold. If either standard fails, the analysis is performed again from the sample packets. Once data are reported to the geology department, they will evaluate the submitted standard/blank for compliance.

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The standard operating procedures applied at the Tintic laboratory for sample preparation, fire assay, fusion and cupellation, parting, weigh back, sample submission, sample reporting, and quality control are in line with industry standards at other production laboratories. These procedures are regularly checked for accuracy by client departments including geology and metallurgy.

11.6	QP Comments

Micon’s QP has reviewed and had extensive discussions with Osisko Development personnel regarding the QA/QC program at the Tintic Project and has reviewed the results of the Tintic laboratory audit by Qualitica Consulting. Micon’s QP also toured the Tintic laboratory during the September, 2022 site visit. During the discussions all aspects of the QA/QC program, results and recommendations of the Tintic laboratory audit as well as potential additions to the QA/QC programs were discussed.

Based on the QA/QC results from ALS, and the favourable audit of the Tintic laboratory, it is the opinion of Micon’s QP that the assay database for the Trixie deposit is of suitable quality to be used in the estimate of resources and as the basis for further work.

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12.0   data verification

12.1	General

In order to undertake the review and validation of the initial mineral resource estimate for the Trixie deposit, the QPs of this Technical Report held a number of discussions and meetings with Osisko Development’s personnel and contractors to discuss details relevant to the exploration programs, QA/QC programs, parameters used for the mineral resource estimate and the mineral resource estimate itself. The discussions were held via email chains and phone calls, and Microsoft Teams and Zoom meetings, as well as during the site visit. At all times the discussions were open, frank and at no time was information withheld or not available to the QPs. Open and frank discussions continued throughout mineral resource validation in December, 2022 and January, 2023 on all aspects of the process, and this culminated in the completion of the initial mineral resource estimate.

The geologic modelling for the Trixie deposit was completed by Osisko Development’s senior production geologist Courtney Kurtz, P.G. using Leapfrog Geo software. The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P.Geo., using Datamine Studio RM Pro 1.12 software. The MRE was then reviewed and validated by William Lewis, P.Geo. and Alan San Martin, AusIMM(CP) of Micon.

For the purpose of disclosure in this Technical Report, William Lewis, P.Geo., who is independent of Osisko Development and is a Qualified Person within the meaning of NI 43-101, is responsible for the initial mineral resource estimate by virtue of his independent review and validation of the work conducted by Osisko Development.

The QPs responsible for the preparation of this report and their areas of responsibility and sites visits have been documented previously in Table 2.1.

12.2	Site Visit

A site visit was conducted from September 12 to September 16, 2022. The site visit was undertaken by Mr. Lewis, in order to independently verify the geology, mineralogy, drilling programs and the QA/QC programs. A number of underground reject face samples were selected by the QP during the site visit as check samples for independent assaying.

Prior to the site visit, the objectives of that site visit were discussed between Osisko Development’s Vice President of Exploration, Maggie Layman, P.Geo. and William Lewis. Mr. Lewis visited the different areas of the property, with an emphasis on verifying the exploration/evaluation works completed to date, as well as obtaining a general overview of the current work at the Trixie test mine and conducting an inspection of the underground workings at the Trixie deposit, along with a visit to the surface drilling site. During the site visit, Mr. Lewis was accompanied by Ms. Layman and had the opportunity to meet the personnel responsible for the various areas of technical services (mining, metallurgy and process), exploration and underground geology as well as a number of contractors. A number of open and frank discussions were held regarding the exploration programs, sampling QA/QC procedures, mineral resource modelling and the parameters and procedures for the mineral resource estimate. Figure 12.1 is a picture of the Trixie headframe showing the cage to access underground via the shaft.

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Figure 12.1
Trixie Headframe showing the Cage to access Underground

Micon Site Visit Photograph.

12.2.1	QP Check Sampling

A total of 29 underground reject face chip samples were selected for secondary assaying, the results of which are summarized in Table 12.1. As expected, where nuggety gold is involved, some of the lower grade and the higher-grade samples tend to show a poor reproducibility of assays. Of the 29 face chip samples selected by the QP for re-assay, 25 samples returned a similar or a higher gold grade than the original gold assay. Of the 4 samples that returned a lower gold assay, only one was significantly lower. While total reproducibility of the gold assays is not achievable at the Trixie deposit, the check assays clearly demonstrated the presence of potentially economic gold mineralization within the deposit.

The silver assays of the 29 check samples showed generally similar results to the gold assays. In the case of silver, there were 8 samples (1 significantly) in which the check assay was lower than the original assay. For the other 21 samples the check sample assayed higher for silver. Thus, there is limited reproducibility of both gold and silver assays and this needs to be carefully considered when conducting a mineral resource estimate.

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Table 12.1
Underground Reject Face Chip Samples Selected for Secondary Assaying

Sample Site ID	Sample ID	Sample Date	Sample Length			Original Mine Face Chip Sample Results				Secondary Check Mine Face Chip Sample Results				Comparison Original Versus Check Samples
			Depth_From (ft)	Depth_To (ft)	Length (ft)	Au (ppm/grams per ton)	Ag (ppm/grams per ton)	Au (ounces/ton)	Ag (ounces/ton)	Au (ppm/grams per ton)	Ag (ppm/grams per ton)	Au (ounces/ton)	Ag (ounces/ton)	Au (%)	Ag (%)
738	F73802	2022-01-01	1.5	3.5	2.0	2,609.65	746.22	75.94	21.71	2,200	788	64.02	22.93	118.62	94.70
750	F75001	2022-01-10	0.0	2.4	2.4	1.72	0.01	0.05	0.00	14.95	25	0.44	0.73	11.50	0.02
753	B75309	2022-01-13	9.2	10.4	1.2	354.13	570.24	10.30	16.59	330	618	9.60	17.98	107.31	92.27
763	R76303	2022-01-18	95.0	97.0	2.0	0.01	0.01	0.00	0.00	4.92	8	0.14	0.23	0.10	0.06
764	R76404	2022-01-18	97.0	99.0	2.0	17.86	0.01	0.52	0.00	3.11	10	0.09	0.29	574.30	0.05
773	F77306	2022-01-23	7.9	9.4	1.5	8.26	343.34	0.24	9.99	9.41	291	0.27	8.47	87.74	117.99
782	F78201	2022-01-30	0.0	1.5	1.5	40.49	50.43	1.18	1.47	44.3	52	1.29	1.51	91.39	96.98
787	F78702	2022-02-07	0.8	2.8	2.0	1,143.35	3,596.74	33.27	104.66	1,900	3,970	55.29	115.52	60.18	90.60
792	R79203	2022-02-09	4.0	6.0	2.0	634.42	799.42	18.46	23.26	727	934	21.15	27.18	87.27	85.59
794	F79402	2022-02-12	2.5	4.7	2.2	1.99	74.82	0.06	2.18	5.41	71	0.16	2.07	36.73	105.38
807	F80701	2022-02-23	0.0	2.5	2.5	0.41	2.64	0.01	0.08	2.63	10	0.08	0.29	15.64	26.40
878	F87802	2022-04-22	0.6	1.6	1.0	567.26	2,471.51	16.51	71.92	744	3080	21.65	89.62	76.24	80.24
896	F89602	2022-05-05	1.0	3.3	2.3	5,390.78	4,394.48	156.86	127.87	4,620	4,490	134.44	130.65	116.68	97.87
913	F91302	2022-05-14	1.8	2.8	1.0	14,883.20	1,153.72	433.08	33.57	>10000	1,170	290.99	34.05	148.83	98.61
915	R91501	2022-05-15	0.0	2.0	2.0	2.57	1.85	0.07	0.05	45.9	13	1.34	0.38	5.59	14.22
916	R91609	2022-05-15	16.0	18.0	2.0	7.01	11,053.15	0.20	321.63	25.3	59	0.74	1.72	27.71	18,734.15
948	F94802	2022-05-29	1.0	2.6	1.6	35.63	278.09	1.04	8.09	171.5	192	4.99	5.59	20.78	144.84
1014	F101402	2022-07-02	2.2	3.1	0.9	113.90	824.38	3.31	23.99	122	811	3.55	23.60	93.36	101.65
1017	F101703	2022-07-04	1.3	2.7	1.4	1.58	7.47	0.05	0.22	5.99	8	0.17	0.23	26.33	93.42
1038	F103805	2022-07-16	5.2	7.0	1.8	0.07	3.36	0.00	0.10	7.74	5	0.23	0.15	0.89	67.19
1066	F106601	2022-07-23	0.0	1.0	1.0	1,075.52	389.75	31.30	11.34	1,080	436	31.43	12.69	99.59	89.39
1068	F106802	2022-07-24	2.0	3.0	1.0	318.19	254.34	9.26	7.40	498	285	14.49	8.29	63.89	89.24
1110	F111001	2022-08-16	0.0	4.0	4.0	4,757.42	528.90	138.43	15.39	5,170	653	150.44	19.00	92.02	81.00
1114	F111401	2022-08-17	0.0	2.7	2.7	2,873.05	2,263.41	83.60	65.86	2,510	2,040	73.04	59.36	114.46	110.95
1120	R112003	2022-08-20	6.0	7.5	1.5	1.44	5.69	0.04	0.17	16.25	12	0.47	0.35	8.85	47.39
1145	F114502	2022-08-28	4.0	5.2	1.2	0.01	46.68	0.00	1.36	41.9	40	1.22	1.16	0.01	116.69
1160	F116003	2022-09-03	2.8	4.4	1.6	0.75	20.19	0.02	0.59	31.2	15	0.91	0.44	2.42	134.61
1163	G116301	2022-09-03	0.0	2.0	2.0	5,197.77	6,698.97	151.25	194.93	5,170	5,970	150.44	173.72	100.54	112.21
1176	F117602	2022-09-07	1.2	2.8	1.6	681.89	51.71	19.84	1.50	763	67	22.20	1.95	89.37	77.19
		Average			1.8

Reject Face Chip Samples selected for secondary sampling.

No UG drilling samples available.

1 ppm = 1 gram/ton.

Troy ounces = ppm/34.366.

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The variability in the gold and silver grades is due to the presence of native gold and silver or to the mineralogy of the samples. Both historical work and recent work indicate that care must be taken when reporting and relying on specific assay grades. Further work is needed to identify the specific minerals, mineral combinations or geological conditions that affect the reproducibility of the sample grades. Further investigation of high-grade assays also needs to be undertaken, by conducting screen metallic assays to determine the percentage of fine to course grained gold and silver contained in the higher-grade samples.

12.3	QP Comments

The presence of grade variability is not a hindrance to producing a reliable resource estimate for a mineral deposit. The first step is to recognize the variability and then to apply appropriate procedures and methodologies to minimize any over estimation of the resource grade. Micon’s QP believes that despite the demonstrated grade variability within the Trixie deposit, Osisko Development has used appropriate procedures within its estimation methodology to limit over estimation of the grade and, consequently skewing the metal content within the deposit.

While the reproducibility of assays clearly indicates the variability of the grade within the mineral zones that comprise the Trixie deposit, Micon’s QPs believe that the database generated for the Trixie deposit is adequite for use as the basis of a mineral resource estimate. The database is also sufficiently reliable to be used as the basis for further work and upon which to conduct further economic studies.

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13.0   mineral processing and metallurgical testing

13.1	Mineral Processing and Metallurgical Testing

This section summarizes metallurgical bench and pilot scale testing on samples obtained from the Trixie test mine. Estimates of precious metal recoveries and reagent consumptions are included.

The metallurgical testing was undertaken by Kappes, Cassiday & Associates (KCA), Reno, Nevada for TCM.

The Qualified Person (QP) for this section of the report is Richard Gowans P.Eng., Principal Metallurgist of Micon International Limited. The QP was not involved with the selection of the metallurgical samples or the management of work completed by KCA. In preparing this section of the report, the QP has reviewed the following metallurgical test reports:

•	Kappes, Cassiday & Associates, Trixie Project, T2 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, July 2022.

•	Kappes, Cassiday & Associates, Trixie Project, T4 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, October 2022.

13.2	Sample Provenance

Two bulk metallurgical composite samples were selected and prepared by Osisko Development from mineralization obtained during the exploratory test mining performed during 2021 and early 2022.

The first bulk composite was prepared using laboratory high grade coarse reject samples over an 8-month period from April to December 2021. This sample was titled “T2 Soil Sample” although it contained both T2 and T4 type mineralization. This 477.5 kg sample was reported by Osisko Development to be representative of a T2/T4 high grade run of mine (ROM) material leached in the TCM pilot vat leach facility (VLF) during 2021 and 2022.

The second composite sample was prepared using four sample increments at various mine accessible points of the T4 structure. This 171 kg sample was labelled “T4 Soil Sample” and is roughly representative of the bulk T4 structure at the 625 level.

The QP considers that the composite samples are reasonably representative of the T2 and T4 structure mineralization that occurs in the area on interest.

13.3	Metallurgical Testing

The metallurgical testing program using the two composite samples included the following primary testwork:

•	Multi-element analysis of the samples.

•	Diagnostic leaching.

•	Gold deportment mineralogy (AMTEL).

•	Bulk mineralogy (FLSmidth).

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•	Bottle roll leach testing at various particle sizes.

•	Gravity separations tests.

•	Comminution testwork (Hazen Research).

The gravity separation amenability tests were not performed for the T4 sample.

13.3.1	Metallurgical Sample Characterization

Average gold and silver analyses for the two composite samples are included in Table 13.1. There was very little variation between the duplicate gold fire assays for the T2 sample (63.3 g/t and 64.8-g/t). The T4 samples, on the other hand showed more variation between the duplicate gold head assays (6.2 g/t and 11.3 g/t).

Table 13.1
Metallurgical Composite Sample Average Head Gold and Silver Analyses

Sample Description	Average Head Assays
	Au (g/t)	Ag (g/t)
88643 A - T2 Soil Sample	64.06	101.52
88665 A - T4 Soil Sample	8.75	14.49

Multi-element analyses of the two composite head samples are presented in Table 13.2 and the whole rock analysis in Table 13.3. These tables present the results for two replicate samples of T2, but only a single sample of T4.

Table 13.2
Metallurgical Composite Selected Multi-Element Analyses

Element/Compound	Units	T2 Sample A	T2 Sample B	T4 Sample
As	mg/kg	173	179	29
Bi	mg/kg	164	165	54
C(total)%		0.1	0.08	0.19
C(organic)%		0.09	0.07	0.16
C(inorganic)%		0.01	0.01	0.04
Cd	mg/kg	2	3	<1
Co	mg/kg	3	4	2
Cr	mg/kg	116	173	214
Cu(total)	mg/kg	745	731	74
Cu(cyanide soluble)[1]	mg/kg	390	341	45
Fe	%	0.64	0.62	0.4
Hg	mg/kg	2.88	2.86	2.25
Mo	mg/kg	6	6	7.5
Ni	mg/kg	6	12	12
Pb	mg/kg	535	538	120
S(total)%		0.53	0.52	0.24
S(sulphide)%		0.17	0.14	0.03
S(sulphate)%		0.36	0.38	0.21
Sb	mg/kg	132	141	38
Se	mg/kg	5	5	<5
Sr	mg/kg	228	220	143
Te	mg/kg	179	187	24
V	mg/kg	8	8	6
W	mg/kg	<10	<10	18
Zn	mg/kg	92	104	12

1 Average assay from cyanide shake tests.

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Table 13.3
Metallurgical Composite Whole Rock Analyses

Compound	T2 Sample A (%)	T2 Sample B (%)	T4 Sample (%)
SiO2	95.07	92.07	96.35
Al2O3	1.57	1.54	0.77
Fe2O3	0.85	0.92	0.65
CaO	0.46	0.43	0.37
MgO	0.07	0.05	0.08
Na2O	0.05	0.04	0.11
K2O	0.27	0.27	0.20
TiO2	0.16	0.15	0.13
MnO	0.03	0.03	0.01
SrO	0.03	0.03	0.02
BaO	1.27	1.32	0.79
Cr2O3	0.03	0.04	0.05
P2O5	0.01	0.01	0.02
LOI1090°C	1.83	1.86	1.25
SUM	101.70	98.76	100.76

Both samples are characterized by high silica content (92% to 96%) and low sulphide sulphur content, typically less than 0.2%. Copper in the T2 sample measured about 750 g/t but only about half of this is readily cyanide soluble.

Deleterious elements often encountered in gold mineral resources are present in low concentrations in both samples. Mercury is <3 ppm, selenium was analyzed at or below 5 ppm, and arsenic, on average, was 176 g/t for T2 and 29 g/t for the T4 sample. The T2, high grade structure sample did show relatively higher concentrations of these deleterious elements than the T4 material. As noted above, the sulphide sulphur content was relatively low and, therefore, it is unlikely that either sample will be acid generating.

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13.3.2	Minerology

13.3.2.1	Sample Mineralogy

Samples of pulverized T2 and T4 composites were submitted to FLSmidth Inc. in Midvale, Utah for QEMSCAN analyses, which show the global mineralogy of the samples. A summary of these results, showing the 12 most abundant mineral phases, is presented in Table 13.4.

Table 13.4
Summary of QEMSCAN Results

Composite T2		Composite T4
Mineral	Relative Abundance (%)	Mineral	Relative Abundance (%)
Quartz	93.611	Quartz	94.968
Barite	2.025	Pyrophyllite	1.693
Smectite/Kaolinite	1.147	Barite	1.403
Pyrophyllite	1.013	Smectite/Kaolinite	0.723
Carbonates	0.538	Carbonates	0.562
Pyrite	0.431	Other	0.219
Tramp iron	0.401	Svanbergite	0.086
Other	0.188	Tramp iron	0.076
Svanbergite	0.169	Iron oxide	0.069
Diaspore	0.134	Pyrite	0.064
Rutile/Ilmenite	0.056	Rutile/Ilmenite	0.055
Zircon	0.055	Zircon	0.036

The main component of the two samples is quartz (94-96%) and both contain minor barite, pyrophyllite, smectite/kaolinite clays, and carbonates. The T2 sample contains a little more pyrite than the T4 sample (0.4% vs 0.06%).

13.3.2.2	Precious Metals Deportment

KCA completed a diagnostic leach test for gold and silver deportment of the samples. This procedure identifies the mineral associations via wet-chemical analytical methods for gold and silver, and provides an indication of potential methods for their extraction.

The T2 sample contained almost entirely (98.8%) directly cyanide soluble gold with minor constituents associated with other minerals. Silver was 83.3% cyanide soluble with more significant associations with other minerals. For the T4 sample, 87.5% of gold was directly cyanide soluble with significant gold associated (about 11%) with copper-zinc sulphides and labile pyrite. Silver was 83.8% cyanide soluble in the T4 sample. The results for the two composite samples ground to 80% passing 74 microns are shown in Table 13.5.

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Table 13.5
Summary of Diagnostic Leach Test Results

Mineral Associations	T2 Sample		T4 Sample
	Au Extraction (%)	Ag Extraction (%)	Au Extraction (%)	Ag Extraction (%)
Direct cyanide soluble	98.8	83.3	87.5	83.8
Calcite, dolomite, galena, pyrrhotite, hematite	0.6	9.1	1.1	2.8
Cu-Zn sulphides, labile pyrite	0.1	2.6	11.1	2.3
Sphalerite, galena, labile sulphide, tetrahedrite	0.4	0.8	0.3	1.0
Pyrite, marcasite, arsenopyrite	0.0	0.6	0.0	2.5
Locked in gangue	0.1	3.6	0.1	7.6
Total	100.0	100.0	100.0	100.0

The diagnostic leach test results are supported by the mineralogical gold deportment studies conducted by AMTEL, London, Ontario, Canada. The AMTEL study using the T2 sample at a grind size of 80% passing 150 microns showed that 99% of gold was exposed and potentially cyanide soluble, with 21% existing as free gold, 31% associated with hessite (Ag2Te), 36% associated with other tellurates and 12% associated with other minerals. The study showed that 41% of the gold grains present in the sample were >38µm and potentially amenable to gravity separation.

A similar study for the T4 material showed that 81% of the gold was free gold with hessite and telluride associations of 7% and 10%, respectively. Compared to T2, the T4 gold was finer with 100% of T4 gold passing 75µ (compared to 76% for the T2 sample) and 25%% of the gold was >38µm.

13.3.3	Bottle Roll Leach Tests

Bottle roll leach tests were conducted to determine the potential for gold recovery from the two composite samples by direct cyanidation under a range of conditions. The kinetic 72-hour leach tests investigated grind size, sodium cyanide concentration and dissolved oxygen (DO).

The bottle roll leach test results for sample T2 are summarized in Table 13.6. These tests explored a range of grind sizes from 80% passing 1 mm to 75 µm, cyanide concentration range from 0.5-1.5 g/L, and the effect of pre-aeration.

Gold and silver extractions increased with finer grind size with 99% Au and 82% Ag extraction after 72 hours at a grind of 80% passing 75 µm and using 1 g/L NaCN concentration. The Au extraction did not improve with pre-aeration or higher cyanide solution concentration levels above 1 g/L, although silver extraction kinetics tended to improve with higher DO and cyanide concentration.

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Table 13.6
Summary of T2 Direct Bottle Roll Leach Test Results

KCA Test Number	Target P80 Size, mm	Target NaCN, g/L	Pre-aeration Target DO mg/L	Calculated Head		Extraction		NaCN Consumption
				Au g/t	Ag g/t	Au-72h	Ag-72h	kg/t
88644A	1.0	1.0	-	79.7	159	89%	58%	0.70
88644B	0.5	1.0	-	75.8	159	94%	62%	0.80
88644C	0.15	1.0	-	72.0	146	98%	78%	0.91
88644D	0.075	1.0	-	73.7	153	99%	82%	0.96
88650A	0.075	0.5	-	73.4	149	98%	62%	0.78
88650B	0.075	1.5	-	63.9	142	99%	87%	1.01
88663A	0.075	1.0	8	72.6	123	99%	86%	1.19
88663B	0.075	1.0	>14	80.7	156	99%	88%	1.07

Bottle roll leach test results for sample T4 are summarized in Table 13.7. These tests explored a range of grind sizes from 80% passing 1 mm to 75 µm, cyanide concentration range from 0.5-4.0 g/L, and the effect of pre-aeration.

Gold and silver extractions increased with finer grind size although there was no improvement with grinding below 150 µm. Extractions after 72 hours at this grind size were 98% for Au and 80% for Ag when using 1 g/L NaCN concentration. The Au extraction tended not to improve with pre-aeration or higher cyanide solution concentration levels above 1 g/L, although silver extraction kinetics tended to improve with higher cyanide concentration but with no increase in DO.

Table 13.7
Summary of T4 Direct Bottle Roll Leach Test Results

KCA Test Number	Target P80 Size, mm	Target NaCN, g/L	Pre-aeration Target DO mg/L	Calculated Head		Extraction		NaCN Consumption
				Au g/t	Ag g/t	Au-72h	Ag-72h	kg/t
88672A	1.0	1.0	-	8.02	20.3	95%	71%	0.13
88672B	0.5	1.0	-	8.43	20.2	97%	75%	0.15
88672C	0.15	1.0	-	8.07	20.7	98%	80%	0.20
88673A	0.075	1.0	-	8.06	20.5	96%	73%	0.42
88672D	0.075	0.5	-	7.99	20.9	97%	78%	0.88
88673B	0.075	1.5	-	8.59	21.9	98%	82%	0.58
88677A	0.075	3.0	-	7.43	21.0	97%	84%	1.34
88677B	0.075	4.0	-	6.95	18.1	98%	82%	1.30
88674A	0.075	1.5	8	7.69	16.6	98%	80%	0.31
88674B	0.075	1.5	>14	7.70	17.1	98%	81%	0.29

13.3.4	Gravity Separation Tests

Gravity separation tests were completed using sample T2 at four grind sizes, 80% passing 1 mm, 0.5 mm, 0.15 mm and 0.075 mm. The primary gravity concentration step used a Knelson centrifugal gravity concentrator, the concentrate from which was cleaned using a shaking table. A sample of each test gravity tailings was cyanide leach for 72 hours. A summary of the gravity and gravity tailings leach test results is presented in Table 13.8.

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Table 13.8
Summary of T2 Gravity and Gravity Tails Leach Test Results

Target P80 Size, mm	Gravity Conc. Wt%	Gravity Conc. Grade		Gravity Recovery		Gravity Tails		Total Recovery
						Leach Extraction
		Au g/t	Ag g/t	Au%	Ag%	Au%	Ag%	Au%	Ag%
1.0	0.4	5,574	5,576	35.5%	22.2%	92%	67%	95%	74%
0.5	0.4	6,313	2,075	39.9%	8.6%	97%	73%	98%	75%
0.15	0.6	3,808	3,160	38.6%	19.2%	98%	82%	99%	85%
0.075	0.4	4,892	2,762	33.9%	11.5%	98%	83%	99%	85%

Gravity separation testing showed, as expected by the minerology, approximately 40% gravity gold recoverable and 20% or less recovery of silver. The combined gravity plus gravity tailings leach recoveries were similar to the direct leach results.

13.3.5	Comminution Tests

A portion of as-received head material for the two composite samples, along with a portion of previously screened head material of T2 only (-19 mm +12.5 mm) was submitted to Hazen Research for comminution testing. Testwork was completed to provide a Bond Ball Mill Work index for both samples and an abrasion index for T2 (Table 13.9).

Table 13.9
Summary of Comminution Test Results

Test Description	T2 Composite	T2 (-19 mm +12.5 mm)	T4 Composite
Bond Ball Mill Work Index (kWh/t)	18.2		19.0
Abrasion Index (g)		0.6753

The comminution test results suggest that the T2 and T4 composite samples are relatively hard and that the T2 composite is very abrasive.

13.3.6	Additional Testwork

In addition to the metallurgical/mineralogical work outlined above, Osisko Development reports that testwork was completed by Patterson Cooke to determine the dewatering behaviour of leach tailings samples. This program of work included, thickener settling rates, filtration rates, and Proctor compaction tests.

Osisko Development also reported that testwork to support engineering of a cyanide destruction system was completed by KCA.

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13.4	Notes Regarding Metallurgical Laboratory Certifications

All the metallurgical testwork reported in this section was conducted and organized by KCA with some aspects subcontracted to FL Smidth and Amtel. KCA is not ISO accredited.

Assays for the testwork undertaken by KCA were carried out by Florin Analytical Services (FAS), part of the KCA group, which operates as an independent commercial analytical laboratory. FAS participates in round robin analyses within several professional organizations, including:

•	American Society of Testing Material (ASTM) bullion by cupellation Round Robin Program.

•	Society of Mineral Analysts Proficiency Studies.

•	Geostats Survey of International Laboratories.

13.5	Conclusions and Recommendations

The composite samples selected by Osisko to represent typical T2 and T4 structure mineralization were amenable to agitation cyanide leaching. Scoping level bottle roll leaching tests suggested that very high gold extractions (98-99%) could be achieved under typical design conditions. Corresponding silver extractions of around 80% to 88% would be expected.

It is recommended that the following program of testing be undertaken during the next stage of project development:

•	Leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs.

•	Comparative testwork and techno-economic study to compare heap, VAT and agitation leaching technologies.

•	Geochemical characterization testwork on representative feed and residue samples.

•	Appropriate additional comminution testing depending on the most likely process flowsheet.

•	Variability testwork.

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14.0   Mineral Resource Estimates

14.1	Introduction

The Initial Mineral Resource Estimate for the Trixie test mine (the “initial MRE”), was conducted in December, 2022 and January, 2023 and comprises initial resources for the Trixie deposit in the East Tintic district. The estimate was prepared, using all available information, by Daniel Downton, P.Geo., of Osisko Development, and reviewed and validated by William Lewis, P.Geo., and Alan S J San Martin, AusIMM(CP) of Micon who are independent QPs as this term is defined in NI 43-101.

This section describes the technical aspects of the resource estimate including methods used and key assumptions considered during the estimation process.

14.2	CIM Resource Definitions and Classifications

All resources and reserves presented in a Technical Report must follow the current CIM Definitions and Standards for mineral resources and reserves or a similar standard, such as the Australasian JORC Code. The latest edition of the CIM Definitions and Standards was adopted by the CIM council on May 10, 2014, and includes the following resource definitions:

“Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.”

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.”

“The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

“Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors.”

“Inferred Mineral Resource”

“An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.”

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“An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.”

“An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life-of-mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.”

“Indicated Mineral Resource”

“An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.”

“Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.”

“An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.”

“Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

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14.3	CIM Estimation of Mineral Resources Best Practices Guidelines

When reviewing and validating Osisko Development’s mineral resource estimate for the Trixie deposit, Micon’s QPs have used the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines which were adopted by the CIM Council on November 29, 2019.

14.4	Methodology

The initial MRE discussed herein covers the Trixie deposit. The mineral resource area for the deposit covers a strike length of approximately 445 m down to a vertical depth of approximately 295 m below surface.

The wireframe models for the Trixie deposit were prepared using LeapFrog GEO v.2022.1 (LeapFrog). Wireframe modelling included the construction of five mineralized domains constrained to the extents of the regional-scale Tintic Quartzite lithologic unit and capped by shale belonging to the overlying lower member of the Ophir Formation (see Section 7.0). Geostatistical analyses were carried out using Datamine Snowden Supervisor v.8.15.0.1 (Supervisor). The estimation, block model and grade interpolation, were prepared using Datamine StudioTM RM Pro v.1.12.113.0 (Datamine). Resource-level potentially mineable underground shapes were created using the Deswik CAD v.2021.2.748 Shape Optimizer module (DSO).

The main steps in the methodology were as follows:

•	Compile and validate the diamond drill hole, RC drill hole, and chip sample databases used for mineral resource estimation.

•	Validate the geological model and interpretation of the mineralized domains based on lithological and structural information, underground mapping, and metal content.

•	Validate the drill hole and chip sample databases, compositing database, and capping values, for the purpose of geostatistical analysis, and perform variography.

•	Validate the block model and grade interpolation.

•	Decide on and validate the classification criteria for mineral resource classification.

•	Assess the mineral resources with “reasonable prospects for eventual economic extraction” by selecting appropriate cut-off grades and producing reasonable “resource-level” optimized underground potentially mineable shapes.

•	Generate a Mineral Resource Estimate statement.

•	Assess the factors that could affect the mineral resource estimate.

Since the block model is presented in units of measurement used in the USA, short tons needed to be converted to metric tonnes during the evaluation of the model. The conversion used is 1.0 tonne is equal to 1.10231 tons or 1.0 ton is equal to 0.90718 tonnes.

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14.5	Resource Database

The close-out date for the Trixie deposit initial MRE database is December 12, 2022. The database consists of 42 validated diamond drill holes, totalling 2,358.45 m of core and including 1,802 sample intervals. The database also includes 8 validated RC drill holes, totalling 2,421.64 m of RC drilling and including 987 sample intervals, and 1,019 underground chip sample strings comprising 4,467 sample intervals assayed for gold (Au) and silver (Ag), (Figure 14.1).

The database includes validated location, survey, and assay results. It also includes lithological descriptions taken from drill core logs.

The database covers the strike length of each mineralized domain at variable drill hole and chip sample spacings, ranging from 1.5 to 50 m.

In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

Figure 14.1
Plan View (left) and Orthogonal View Looking Northwest (right) of the
Trixie Drill Hole and Chip Sample Database

Figure supplied by Osisko Development.

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14.6	Geological Model

The TCM geological team prepared the geological model of the Trixie deposit in LeapFrog, using underground mapping, chip samples, RC drill holes, and validated diamond drill holes, all completed by December 12, 2022.

A total of five mineralized domains were modelled (Figure 14.2). Each domain was restricted up dip by its contact with the lower shale member of the Ophir Formation, as this contact acts as an impermeable cap to mineralizing fluids.

The T1 domain consists of Tintic Quartzite-hosted disseminated mineralization constrained within a footwall wedge between the intersecting discrete T2 and 75-85 structural domains. Mineralization within the T1 domain is interpreted to have formed as a halo to its bounding structures and has been modelled as extending roughly 10 m from the T2 and 75-85 footwall margins.

Figure 14.2
Vertical Section View of the Trixie Geological and Resource Domain Wireframes Looking North

Figure supplied by Osisko Development.

The structurally controlled T2 domain is a discrete subvertical vein and breccia zone, dipping to the east and characterized by polymetallic gold and silver-rich telluride-bearing mineralization with quartz-barite gangue.

The T3 domain consists of mineralization localized in a discrete steeply east-dipping fissure vein breccia with measurable but limited down-dip and along strike extents, constrained within the hanging wall of the 75-85 domain and characterized by polymetallic gold and silver rich mineralization with quartz-barite and sulphide gangue.

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The T4 domain consists of a broad zone of quartz-barite stockwork veining developed predominantly in the hanging wall of the discrete T2 structure and associated with an envelope of lower grade mineralization. Stockwork veining is often accompanied by tellurides and dark sulphosalt inclusions comprising less than 0.5% of vein mass but typically related to elevated gold grades. Localized elevated gold grades within the T4 domain may also be associated with semi-continuous, smaller-scale T2-like fissure veins that are difficult to trace.

The structurally controlled and historically exploited 75-85 domain consists of a discrete steeply west-dipping polymetallic silica-sulphide cemented breccia zone developed within a historically described fissure fault. Current data suggest that the 75-85 structure crosscuts and truncates both the T2 structural and T4 stockwork domains.

A north-south trending sub-vertically dipping fault structure has been mapped across multiple underground development headings near the 625 level and has been intercepted in multiple drill holes. Though the full extent of the structure is as yet unknown, it is currently inferred to project through the entirety of the model. As underground mapping indicates minor offset of the T2 structure across this fault, it is used as a hard boundary for geological modelling and grade interpolation. The model is thus split into east and west fault blocks, with each mineralized domain subdivided into respective east and west subdomains.

14.7	Geostatistical Analysis

14.7.1	Compositing

For each domain, the assay data were flagged and analyzed to determine an appropriate composite length to minimize any bias introduced by variable sample lengths. Most of the analytical samples were collected at lengths of between 0.31 and 1.52 m. A modal composite length of approximately 0.61 m was applied to domains T2 and T3, generating composites as close to 0.61 m as possible, while creating residual intervals with a minimum of 0.06 m in length. A modal composite length of 0.91 m was applied to all other domains. In all cases, composite files were derived from raw values within the modelled resource domains.

14.7.2	High Grade Capping

The impact of high-grade outliers on composite data was examined using log histograms and log probability plots. Cumulative metal and mean and variance plots were analyzed for the impact of high-grade capping. Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades. The indicator variograms suggest that high-grade continuity decreases with increasing grade thresholds. Upon statistical and spatial review of the composite data, the QPs are of the opinion that capping is required in order to restrict the influence of high grade outlier assays at varying ranges.

Multiple capping (different capping at different ranges in each domain) was selected as the capping methodology for the gold and silver grades at the Trixie deposit. After considering reconciliation results and geological continuity, the T2 domain uses a single capping level for gold.

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The top capping thresholds were selected based on the probability plots and vary from 20.0 g/t to 1,350.0 g/t Au and 200.0 g/t to 2,500.0 g/t Ag. These top capping grades are summarized in Table 14.1.

Table 14.1
Top Capping Grades for Gold and Silver

Domain	Au Top Capping (g/t)	Ag Top Capping (g/t)
T1	100.0	300.0
T2	1,350.0	2,500.0
T3	20.0	2,000.0
T4	200.0	600.0
75-85	45.0	200.0

 Table supplied by Osisko Development.

The maximum range for high-grade continuity was established using the indicator variograms, which suggest a loss of continuity after 4.5 m to 9.0 m, depending on the mineralized domain. A range of 7.6 m was selected and applied to all zones, as a general average search range for the first top capping level.

Gold and silver statistics for the raw assay data, composites, and capped composites are presented in Table 14.2.

14.7.3	Density

TCM’s density databases contain 512 measurements taken on samples across multiple geologic domains. Table 14.3 provides a breakdown of bulk density measurements of the mineralized domains.

Average bulk density values in the mineralized domains were assigned to the T1 (2.616 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), T4 (2.621 t/m3), and 75-85 (2.617 t/m3) domains.

A density of 0.00 t/m3 was assigned to the underground development from all past mining activities.

Bulk densities were used to calculate tonnages from the volume estimates in the block model.

Table 14.2
Sample Statistics for Gold and Silver for Raw Samples, Capped Composites and Uncapped Composites

Gold
	Domain	Number of Samples	Minimum	Maximum	Average Au g/t	Variance	CoV
Raw Sample Data	T1	789	0.003	6,932.19	37.58	89,409.19	7.96
	T2	1,034	0.003	16,381.81	353.16	1,410,557.97	3.36
	T3	74	0.005	4,080.00	82.72	228,442.40	5.78
	T4	2,821	0.000	1,709.08	11.07	4,896.19	6.32
	75-85	258	0.003	5,197.77	42.75	122,648.16	8.19
Uncapped Composites	T1	718	0.003	6,932.19	32.80	83,182.80	8.79
	T2	953	0.003	16,381.81	357.37	1,261,264.68	3.14
	T3	62	0.005	4,080.00	94.98	271,284.45	5.48
	T4	2,442	0.000	1,709.08	9.92	3,261.26	5.76
	75-85	214	0.005	5,197.77	40.70	128,374.48	8.80
Capped Composites	T1	718	0.003	100.00	9.09	570.44	2.63
	T2	953	0.003	1,350.00	214.50	154,551.45	1.83
	T3	62	0.005	20.00	6.16	49.66	1.14
	T4	2,442	0.000	200.00	7.58	701.88	3.49
	75-85	214	0.005	45.00	8.04	186.12	1.70

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Silver
	Domain	Number of samples	Minimum	Maximum	Average Ag g/t	Variance	CoV
Raw Sample Data	T1	789	0.003	2,862.16	32.04	19,159.56	4.32
	T2	1,034	0.003	23,200.00	345.95	1,310,930.49	3.31
	T3	74	0.005	6,273.17	339.39	706,718.10	2.48
	T4	2,821	0.000	11,053.15	36.78	55,848.17	6.43
	75-85	258	0.005	6,698.97	85.17	191,664.64	5.14
Uncapped Composites	T1	718	0.003	2,862.16	28.12	17,544.33	4.71
	T2	953	0.003	8,324.45	332.96	758,061.02	2.62
	T3	62	0.005	6,273.17	351.94	789,187.54	2.52
	T4	2,442	0.000	4,421.26	33.98	21,630.30	4.33
	75-85	214	0.005	6,698.97	86.15	223,216.61	5.48
Capped Composites	T1	718	0.003	300.00	20.93	2,995.67	2.62
	T2	953	0.003	2,500.00	277.37	312,873.04	2.02
	T3	62	0.005	2,000.00	281.57	257,629.47	1.80
	T4	2,442	0.000	600.00	29.23	6,017.98	2.65
	75-85	214	0.005	200.00	40.81	3,030.37	1.35

Table supplied by Osisko Development.

Table 14.3
Bulk Density Values Used for the Mineralized Domains of the Trixie Deposit

Domain	Number of samples	Density (t/m3)
T1	174	2.616
T2	164	2.955
T3*	10	2.638
T4	156	2.621
75-85**	184	2.617

Table Notes:

* T3 has no direct measurements. Unmineralized host rock and 75-85 measurements were used as these are the surrounding rocks of the T3 structure.

** The 75-85 domain only has two direct SG measurements. These two and the measurements from the surrounding unmineralized quartzite host rocks and the T1 domain were used.

Table supplied by Osisko Development.

14.7.4	Variogram Analysis

The spatial distribution of gold and silver was evaluated through variogram analysis for each mineralized domain. Spherical variograms were modelled for each domain.

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All variogram analyses and modelling were performed in “Supervisor”. Primary directions and orientations of the variograms were observed in the data and visually in 3D space. These orientations were then examined statistically within the software package to ensure that they represented the best possible fit of the geology and grade continuity.

Table 14.4 summarizes the modelled variograms and Figure 14.3 provides an example of the variogram models used in the mineral resource estimation for the T2 domain.

14.7.5	Search Ellipse Parameters

For the T2, T3 and 75-85 domains, the 3D directional-specific search ellipses were guided by the local structural orientation of the domain for an anisotropic search. For the T1 and T4 domains 3D directional-specific search ellipses were guided by the Au and Ag grade variograms. The search radii were influenced and determined by both the grade and indicator variograms.

Grade distributions and kriging neighbourhood analyses (KNA) were used to help guide the number of composites to use for the grade interpolations.

Search neighbourhoods used different capping levels, as determined through the threshold analyses from Section 14.7.2.

Search ellipse and estimation parameters are presented in Table 14.5.

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Table 14.4
Variogram Models for Gold and Silver for each Mineralized Domain

Au Variograms		Rotation Angles				Structure 1 Range (m)				Structure 2 Range (m)
Domain	Nugget	Dip Direction (Z)	Dip (X)	Plunge (Y)	Type	Sil	Strike	Dip	Vertical	Sil	Strike	Dip	Vertical
T1	0.30	80	90	90	Spherical	0.45	3.05	5.49	1.22	0.25	18.29	22.86	4.57
T2	0.30	80	90	170	Spherical	0.37	3.05	8.53	1.83	0.33	16.76	10.67	2.44
T3	0.10	0	0	0	Spherical	0.44	2.74	2.74	2.74	0.46	4.57	4.57	4.57
T4	0.35	100	100	90	Spherical	0.33	6.40	0.91	4.88	0.32	22.86	18.29	12.19
75-85	0.10	80	125	180	Spherical	0.61	6.71	12.19	8.84	0.29	15.24	13.72	9.14

Ag Variograms		Rotation Angles				Structure 1 Range (m)				Structure 2 Range (m)
Domain	Nugget	Dip Direction (Z)	Dip (X)	Plunge (Y)	Type	Sil	Strike	Dip	Vertical	Sil	Strike	Dip	Vertical
T1	0.02	80	90	90	Spherical	0.69	1.52	4.88	2.44	0.29	7.62	18.29	4.57
T2	0.30	80	90	170	Spherical	0.38	4.27	4.57	2.44	0.32	18.29	9.14	3.05
T3	0.40	0	0	0	Spherical	0.18	1.52	1.52	1.52	0.42	7.62	7.62	7.62
T4	0.50	100	100	90	Spherical	0.36	8.84	6.10	3.35	0.14	30.48	30.48	30.48
75-85	0.10	80	125	180	Spherical	0.54	1.52	21.03	2.74	0.36	7.62	24.38	4.57

Table supplied by Osisko Development.

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Figure 14.3
Example of Experimental and Modelled Variogram (Correlogram) for Gold in the T2 Domain

Figure supplied by Osisko Development.

Ranges on variograms are measured in feet and converted to metres for reporting purposes.

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Table 14.5
Estimation Parameters used for each Mineralized Domain

					Orientation			Ranges (m)			Multi Capping
Domain	Pass	Min Cmp	Max Cmp	Min DDH	Azi (Z)	Dip (X)	Plunge (Z)	X (m)	Y (m)	Z (m)	Au g/t Cap	Ag g/t Cap
T1	1	3	6	2	80	90	90	7.62	7.62	3.05	100	300
	2	3	6	2	80	90	90	15.24	15.24	6.10	50	90
	3	3	6	2	80	90	90	30.48	30.48	12.19	50	90
	4	3	6	2	80	90	90	152.40	152.40	60.96	50	90
T2	1	3	6	2	ANISOTROPIC			7.62	4.57	3.05	1350	2500
	2	3	6	2	ANISOTROPIC			15.24	9.14	6.10	1350	900
	3	3	6	2	ANISOTROPIC			30.48	18.29	12.19	1350	550
	4	3	6	2	ANISOTROPIC			152.40	91.44	60.96	1350	550
T3	1	3	6	2	ANISOTROPIC		0	7.62	7.62	3.05	20	2000
	2	3	6	2	ANISOTROPIC		0	15.24	15.24	6.10	12	800
	3	3	6	2	ANISOTROPIC		0	30.48	30.48	12.19	8	350
	4	3	6	2	ANISOTROPIC		0	152.40	152.40	60.96	8	350
T4	1	3	6	2	100	100	90	7.62	7.62	3.05	200	600
	2	3	6	2	100	100	90	15.24	15.24	6.10	100	350
	3	3	6	2	100	100	90	30.48	30.48	12.19	40	150
	4	3	6	2	100	100	90	152.40	152.40	60.96	40	150
75-85	1	3	6	2	ANISOTROPIC		180	7.62	7.62	3.05	45	200
	2	3	6	2	ANISOTROPIC		180	15.24	15.24	6.10	30	70
	3	3	6	2	ANISOTROPIC		180	30.48	30.48	12.19	30	70
	4	3	6	2	ANISOTROPIC		180	152.40	152.40	60.96	30	70

Table supplied by Osisko Development.

14.8	Block Model and Grade Interpretation

The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. A block size of 1.22 x 1.22 x 1.83 m was used. Sub-cells were used, allowing a resolution of 0.30 x 0.30 x 0.30 m to better reflect the shape of the mineralization domains. Sub-cells were assigned the same values as their parent cell. No rotation was applied to the block model. The characteristics of the block model are summarized in Table 14.6. The sub-celling is efficient in filling the wireframe volumes.

Four search passes were used for interpolating grades into the block model, applying the appropriate grade caps. A series of sensitivity runs were performed to examine the impact of various parameters on the estimation. Parameters were selected, and gold and silver grades were interpolated using inverse distance squared (ID2) methodology. Each subsequent estimation pass used increasing search neighbourhood sizes determined from grade and indicator variogram results and industry best practices. Samples from a minimum of two drill holes or chip strings were required to estimate all blocks.

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Table 14.6
Summary of the Block Model Characteristics

Block Model Parameters
Axis	Origin	Block Size (ft)	No. of Blocks	Min Sub Cell (ft)
X	21,275	4.0	350	1.0
Y	22,500	4.0	545	1.0
Z	5,025	6.0	180	1.0

The local grid system uses US measurements, so block sizes were originally designated in feet and were converted to metres for reporting purposes. Table supplied by Osisko Development.

14.9	Model Validation

Mineralized domain models were validated using a variety of methods including visual inspection of the model grades and grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model for local and global bias, and reconciliation comparing the model to observed grades from underground development.

All analyses indicate that the model follows the grade distribution of the informing composites and the accuracy of the model is considered to have been demonstrated. The total global comparison for each resource classification is within a 20% tolerance for bias and reconciliation. The QP considers the model to be a reasonable representation of the Trixie mineralization, based on the current level of sampling.

14.9.1	Visual Inspection

Figure 14.4 represents section views of the model compared with the raw informing sample data. The visual validation confirms that the block model honours the drill hole and chip sample data and justifies the multiple capping grades.

14.9.2	Statistical Comparisons

Ordinary kriging (OK) and Nearest Neighbour (NN) interpolations were performed to check for local and global bias in the models. The OK interpolations matched well with the ID2 interpolations, and a global bias analysis (Table 14.7) comparing the “representative declustered” NN mean estimate grade to the ID2 mean estimate grade at zero cut-off indicates a variance of less than 20%, with the material classified as measured being within the 5% tolerance.

The trend and local variation of the estimated ID2 models were compared with the declustered composite data, using swath plots in three directions (North, East, and Elevation). The ID2 models show similar trends in grades, with the expected smoothing for the method when compared to the composite data. Figure 14.5 shows the swath plot in the three principal directions of the T2 domain, as an example.

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Figure 14.4
Visual Model Validation Comparison of Block Grades with Raw Sample Grades; Left: Plan View at 5,445 +/- 1.5 m;
Right: Vertical Section Looking North at Northing 23,755 +/- 1.5 m

Figure supplied by Osisko Development.

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Table 14.7
Global Bias Analysis Between the Interpolation Methods

Global Bias Check (Gold Mineralization)						VER 1222
Classification	Domain	Tons (ST)*	OK** (g/t)	NN** (g/t)	ID2** (g/t)	OK vs NN	ID vs NN	OK vs ID
Measured	T1					-	-	-
	T2	23,444	179.10	197.80	188.41	-9.5%	-4.7%	5.2%
	T3	2,003	5.04	4.96	5.02	1.7%	1.3%	-0.4%
	T4					-	-	-
	75-85					-	-	-
	TOTAL	346,428	20.42	21.92	20.92	-6.9%	-4.7%	2.5%
Indicated	T1	87,207	10.11	11.82	9.93	-14.5%	-16.0%	-1.8%
	T2	27,612	29.47	51.87	38.72	-43.2%	-25.4%	31.4%
	T3	2,808	2.68	3.52	2.59	-24.0%	-26.6%	-3.5%
	T4	869,368	4.89	4.96	4.76	-1.4%	-4.0%	-2.6%
	75-85	10,945	9.44	12.40	8.85	-23.9%	-28.6%	-6.2%
	TOTAL	676,959	4.71	5.87	4.96	-19.7%	-15.5%	5.2%
Inferred	T1	1,328,896	2.35	4.60	2.50	-48.9%	-45.5%	6.5%
	T2	73,952	30.86	57.66	41.32	-46.5%	-28.4%	33.9%
	T3	3,161	1.76	2.81	1.74	-37.3%	-38.3%	-1.7%
	T4	1,515,629	1.62	1.18	1.50	37.1%	26.9%	-7.4%
	75-85	386,830	5.76	6.83	5.69	-15.6%	-16.7%	-1.3%
	TOTAL	3,308,469	3.05	4.48	3.28	-31.9%	-26.7%	7.6%
Total Classified	Trixie	4,331,856	4.70	6.09	4.95	-22.8%	-18.6%	5.4%

Table supplied by Osisko Development.

*The tonnage is reported in Short Tons (ST) using the US measurement system.

**The OK, NN and ID2 interpolations use metric measurements of grams per metric tonne.

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Figure 14.5
Statistical Model Validation; Swath Plots in the Three Principal Orientations and the Gold Grade Histogram,
Comparing Declustered Sample Grades with the Estimated Model Grades (Example from the T2 Domain)

Figure supplied by Osisko Development.

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14.9.3	Reconciliation

Underground development grades have been measured and tracked during the exploratory mining throughout the 2022 campaign. Model grade interpolations were reconciled with the tracked grades over various development areas and time frames. Table 14.8 shows the comparisons and the reconciliation factors from the analysis.

Table 14.8
Local Reconciliations of Underground Development Data with the Resource Model

Heading	Month	Tonnes	Claimed Au g/t	Model Au g/t (AuID)	Reconciliation Factor
625-607.5	Aug-22	431	32.19	16.76	-48%
625-S1C5	Aug-22	641	48.34	61.72	28%
R5C2	Aug-22	130	48.34	8.00	-83%
R5C3	Aug-22	68	48.34	0.65	-99%
TOTAL		1,271	41.77	37.69	-10%
625-607.5	Sep-22	1,209	33.06	43.99	33%
625-S1C5	Sep-22	384	57.55	37.77	-34%
625-S1C6	Sep-22	255	57.55	28.34	-51%
R6	Sep-22	593	39.64	2.40	-94%
TOTAL		2,442	40.62	31.27	-23%
625-607.5	Oct-22	1,385	82.63	51.75	-37%
625-R1SPC1	Oct-22	545	70.76	83.78	18%
625-R1SPC2	Oct-22	669	69.54	73.44	6%
625-S1C6	Oct-22	332	99.64	133.66	34%
625-S1C7	Oct-22	310	99.64	99.39	0%
TOTAL		3,241	85.71	74.56	-13%
R1NPC1	Nov-22	477	246.66	281.61	14%
R1NPC2	Nov-22	163	258.30	118.30	-54%
TOTAL		640	249.62	240.06	-4%
MAY-OCT		11,498	44.19	54.33	23%
Weighted Average 4-month Reconciliation Factor					-15%

Table supplied by Osisko Development.

14.10	Mineral Resource Classification

Mineral Resource Classification was determined through geometric criteria deemed reasonable for the deposit by the QP.

Due to the lack of sample data that fully crosscuts the T1 and 75-85 domains, no material has been classified as measured for these domains, and the characteristics used to classify indicated material has tighter constraints.

Due to the geological nature of the stockwork structures in the T4 domain, there is a degree of uncertainty in the ranges of the high-grade mineralization. Therefore, no material has been classified as measured.

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For the T1 and 75-85 domains:

The Indicated classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip strings, and which were less than 6.1 m from the nearest composite, with an average composite spacing less than 10.67 m.

For the T4 domain:

The Indicated classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip strings, and which were less than 15.24 m from the nearest composite, with an average composite spacing less than 25.9 m.

For the T2, T3 domains:

The Measured classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip strings, and which were less than 6.1 m from the nearest composite, with an average composite spacing less than 10.67 m.

The Indicated classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip strings, and which were less than 15.24 m to the nearest composite, with an average composite spacing less than 25.9 m.

For all Domains:

The Inferred classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip strings, and which were less than 50.3 m from the nearest composite, with an average composite spacing less than 100.6 m.

Blocks estimated within the mineralized domains not meeting the above criteria were not classified and are excluded from the resource estimate.

14.11	Reasonable Prospects for Eventual Economic Extraction

A reasonable economic cut-off grade for resource evaluation at the Trixie deposit is 4.85 g/t Au. This was determined using the parameters presented in Table 14.9. The QP considers the selected cut-off grade of 4.85 g/t Au to be adequate based on the current knowledge of the project.

The DSO was used to demonstrate spatial continuity of the mineralized zones within “potentially mineable shapes”. The DSO parameters used a minimum mining shape of 6.1 m along the strike of the deposit, a height of 6.1 m and a minimum width of 1.5 m. The maximum shape measures 6.1 m x 6.1 m x 12.2 m in width. Only those blocks of the model constrained by the resulting conceptual mineable shapes are reported as resources.

The use of the conceptual mining shapes as constraints to report Mineral Resource Estimates demonstrates that the resource estimate meets the criteria defined in the CIM Definition Standards (2014), and the MRMR Best Practice Guidelines (2019) for “reasonable prospects for eventual economic extraction”.

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Table 14.9
Resource Cut-Off Grade Parameters

Parameters	Values (USD)
Mining Cost ($/ST)	$60.00
G&A ($/ST)	$64.97
Haulage ($/ST)	$10.00
Milling ($/ST)	$89.00
Total Refining Cost ($/oz)	$2.65
Gold Price ($/oz)	$1,750
Royalty (Combination)	4.50%
Mill Recovery	95.0%

COG - Round up to (0.05 g/t)	4.85

Table supplied by Osisko Development.

ST = Short Ton.

Economics of the resources were based solely on the gold content within the mineralized domains. Silver resources reported are contained in those resource blocks that have potentially economic contained gold.

14.12	Mined Void Depletion

All current underground development at the Trixie deposit has been performed by TCM. The void solids for this development are surveyed, modelled, and kept up to date by the TCM technical team. The historically mined development at Trixie has been modelled by TCM but to reduce the associated risk of the uncertainty in void locations, a buffer solid of 6.1 m was developed around the historical shapes. The buffers and the current development voids are used to deplete the final mineral resource estimate of the Trixie deposit. As underground diamond drilling continues to intersect historically mined voids, the void shapes will be refined, reducing the uncertainty, and the depletion buffers may be reduced.

Figure 14.6 identifies the voids used to deplete the current MRE.

14.13	Mineral Resource Estimate

The QPs have classified the initial MRE as Measured, Indicated, and Inferred mineral resources based on data density, search ellipse criteria, and interpolation parameters. The initial MRE is considered to be a reasonable representation of the mineral resources of the Trixie deposit, based on the currently available data and geological knowledge. The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the Initial Mineral Resource Estimate is January 10, 2023.

Table 14.10 displays the results of the initial MRE at the official 4.85 g/t Au cut-off grade for the Trixie deposit.

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Figure 14.6
Vertical Long Section Looking East at the Current Development Voids and Historical Buffers,
Used to Deplete the Trixie Mineral Resources

Figure supplied by Osisko Development.

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Table 14.10
Trixie Deposit Initial Mineral Resource Estimate (MRE) Statement

Classification	Cut-off Grade	Quantity	Grade Gold	Contained Metal	Grade Silver	Contained Metal
	Gold (g/t)	('000 t)	(g/t)	Gold ('000 oz)	(g/t)	Silver ('000 oz)
Measured	4.85	11	190.61	67	195.53	69
Indicated	4.85	225	20.17	146	43.73	316
Total Measured + Indicated	4.85	236	28.08	213	50.77	385
Inferred	4.85	385	19.64	243	42.82	530

Notes:

1.	Effective date of the Mineral Resource Estimate (MRE) is 10 January, 2023.
2.	William Lewis P.Geo, of Micon International Limited and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the MRE for Trixie and are independent “Qualified Persons” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). They are responsible for the initial MRE.
3.	The mineral resources disclosed in this report were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.
4.	Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.
5.	Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
6.	Geologic modelling was completed by Osisko Development’s senior production geologist Courtney Kurtz, P.G. of Utah, USA using Leapfrog Geo software. The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM Pro 1.12 software. The MRE was reviewed and verified by of William Lewis and Alan San Martin of Micon.
7.	The estimate is reported for an underground mining scenario and with reasonable assumptions. The cut-off grade of 4.85 g/t Au was calculated using a gold price of USD1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of USD226.62/US ton a combined royalty of 4.5% and an average metallurgical recovery of 95%.
8.	Average bulk density values in the mineralized domains were assigned to the T1 (2.616 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), T4 (2.621 t/m3), and 75-85 (2.617 t/m3) domains.
9.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 1.2 m x 1.8 m.
10.	The Mineral Resource results are presented in-situ. Estimations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
11.	Neither Osisko Development nor Micon International Limited is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in this report.

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14.14	Mineral Resource Grade Sensitivity Analysis

Table 14.11 shows the cut-off grade sensitivity analysis of gold and silver for the initial MRE. The reader should be cautioned that the figures provided in Table 14.11 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Figure 14.7 and Figure 14.8 presents the grade tonnage curves built on the cut-off grade sensitivity data presented in Table 14.11. Micon’s QP has reviewed the MRE cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold or other underlying parameters used to calculate the cut-off grade.

Table 14.11
Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Tonnes	COG	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)
Measured + Indicated	334,672	2.50	20.83	224,173	42.82	460,779
	319,822	2.75	21.68	222,896	43.86	450,953
	307,608	3.00	22.42	221,774	44.89	443,994
	294,982	3.25	23.24	220,417	45.69	433,314
	282,778	3.50	24.10	219,084	46.57	423,392
	271,397	3.75	24.95	217,747	47.52	414,665
	262,447	4.00	25.68	216,661	48.36	408,078
	254,538	4.25	26.33	215,513	48.89	400,102
	246,598	4.50	27.05	214,455	49.84	395,124
	238,470	4.75	27.82	213,323	50.58	387,785
	235,808	4.85	28.08	212,878	50.77	384,932
	233,051	5.00	28.35	212,436	51.15	383,279
	225,992	5.25	29.08	211,256	51.93	377,298
	219,345	5.50	29.79	210,054	52.66	371,399
	214,337	5.75	30.34	209,096	53.33	367,482
	209,391	6.00	30.92	208,184	53.92	363,007
	203,529	6.25	31.63	206,977	54.79	358,517
	198,274	6.50	32.30	205,914	55.54	354,071
	193,801	6.75	32.88	204,845	56.11	349,585
	189,341	7.00	33.50	203,919	56.92	346,468
	185,742	7.25	34.00	203,058	57.34	342,437
	181,989	7.50	34.55	202,159	57.85	338,499
Inferred	553,279	2.50	14.75	262,371	38.22	679,912
	521,606	2.75	15.48	259,572	39.13	656,177
	493,696	3.00	16.19	256,945	39.98	634,610
	470,812	3.25	16.82	254,650	40.72	616,359
	450,545	3.50	17.42	252,276	41.35	598,941
	432,016	3.75	17.99	249,918	42.10	584,763
	420,273	4.00	18.37	248,242	42.24	570,717
	408,442	4.25	18.78	246,679	42.51	558,235
	397,456	4.50	19.18	245,047	42.52	543,387
	387,852	4.75	19.53	243,523	42.65	531,832
	384,845	4.85	19.64	243,053	42.82	529,766
	379,046	5.00	19.87	242,188	43.02	524,210
	371,936	5.25	20.15	240,983	43.37	518,566
	361,726	5.50	20.56	239,154	43.98	511,444
	354,923	5.75	20.85	237,895	44.41	506,746
	347,256	6.00	21.18	236,435	44.95	501,843
	338,905	6.25	21.54	234,672	45.49	495,696
	329,274	6.50	21.97	232,593	46.19	488,985
	321,519	6.75	22.33	230,836	46.81	483,828
	313,378	7.00	22.74	229,161	47.45	478,092
	302,759	7.25	23.27	226,557	48.28	469,947
	296,008	7.50	23.63	224,925	48.87	465,129

Table supplied by Osisko Development.

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Figure 14.7
Grade Tonnage Curves Indicating the Sensitivity of the Measured and
Indicated Mineral Resources at Different Cut-Off Grades

Figure supplied by Osisko Development.

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Figure 14.8
Grade Tonnage Curves Indicating the Sensitivity of the
Inferred Mineral Resources at Different Cut-Off Grades

Figure supplied by Osisko Development.

14.15	Factors That Could Affect the Mineral Resource Estimates

It is the QP’s opinion that the factors set out below could affect the mineral resource estimate.

•	The geological interpretations and assumptions used to generate the estimation domains.

•	Mineralization and geologic geometry and continuity of mineralized zones.

•	Estimates of mineralization and grade continuity.

•	The treatment of high-grade gold and silver values.

•	The grade interpolation methods and estimation parameter assumptions.

•	The confidence assumptions and methods used in the mineral resource classification.

•	The density and the methods used in the estimation of density.

•	Metal price and other economic assumptions used in the cut-off grade determination.

•	Input and design parameter assumptions that pertain to the underground mining constraints.

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•	Assumptions as to the continued ability to access the test mine site, retain mineral and surface rights titles, maintain the operation within environmental and other regulatory permits, and maintain the social license to operate.

No environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors are known to the QP that would materially affect the estimation of Mineral Resources that are not discussed in this report.

14.16	Responsibility for the Trixie Mineral Resource Estimate

The geologic modelling for the Trixie deposit was completed by Osisko Development’s senior production geologist Courtney Kurtz, P.G. using Leapfrog Geo software. The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P.Geo., using Datamine Studio RM Pro 1.12 software. The MRE was then reviewed and validated by William Lewis, P.Geo. and Alan San Martin, AusIMM(CP), of Micon.

For the purpose of disclosure in this Technical Report, William Lewis, P.Geo., who is independent of Osisko Development and is a Qualified Person within the meaning of NI 43-101, is responsible for the initial mineral resource estimate by virtue of his review and validation of the work conducted by Osisko Development.

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TECHNICAL REPORT SECTIONS NOT REQUIRED

The following sections which form part of the NI 43-101 reporting requirements for advanced projects or properties are not relevant to the current Technical Report.

15.0   Mineral Reserve Estimates

16.0   Mining Methods

17.0   Recovery Methods

18.0   Project Infrastructure

19.0   Market Studies and Contracts

20.0   environmental studies, permitting, and social or community impact

21.0   capital and operating costs

22.0   economic analysis

23.0   adjacent properties

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Ivanhoe Electric Inc. (Ivanhoe Electric) and Freeport McMoRan Inc. (Freeport McMoRan), along with various other private landowners hold the adjacent property to the Osisko Development Tintic Project (Figure 23.1). Much of this land has been used historically for various mining related purposes, including the processing and transportation of ore material, in addition to ranching and farming.

Figure 23.1
Map of Adjacent Property Land Holders

Legend
Osisko Development Claims/Leases
Freeport McMoran Claims/Leases
Ivanhoe Claims/Leases
Active Mine
Tintic Historic Mine
US Highways
Local Roads
City
395000
400000
405000
410000
415000
4430000
4425000
4420000
4415000
4410000
4405000
Eureka
Gemini
Bullion Beck
Centennial - Eureka
Mammoth
Carisa
Dragon
Sunbeam
Primrose
Treasure Hill
North Lily
Tintic Std
Eureka Lilly
Burgin
Eureka Std
Trixie
6
Great Salt Lake
Salt Lake City
Project Area

Osisko Development

J. Prince

OSISKO DEVELOPMENT

Adjacent Properties

Tintic District

Utah, USA

0 1 2 3 4 5

Kilometers

Coord. Sys.: NAD 1983 UTM Zone 12N

N W E S

Document Name: Report_Maps

Figure provided by Osisko Development.

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23.1	Freeport McMoRan

Freeport-McMoran Mineral Properties Inc. (FMMP) holds approximately 13 km2 of mineral claims to the southwest of the Tintic Project, including the Southwest Tintic Porphyry target and the Treasure Hill lithocap. FMMP acquired the claims from Quaterra Resources Inc. (Quaterra Resources) in the late 2000’s (source: Quaterra Resources website). A non-NI 43-101 compliant resource estimate of 600 million tons of 0.28% copper and 0.1% molybdenum was based on six drill holes which intercepted mineralization at a depth greater than 360 m (1,180 ft) (Krahulec, 1996). Treasure Hill hosts north-northeast trending pyrite-enargite veins. The top of the hill is characterized by strongly silicified shingle breccia, with several other breccia pipes having been mapped in the surrounding area (Krahulec and Briggs, 2006).

There is little publicly available data on the current status of exploration on the Freeport-McMoRan held claims. The following has been extracted from a 2011 press release by Quaterra Resources:

FMMP completed a total of seven reverse circulation and three diamond core holes, for a total of 4,323 m, to depths ranging from 122 m to 1,265 m. Widespread propylitic and quartz-sericite-pyrite, and lesser biotite alteration were intersected, containing generally narrow intervals of low-grade copper mineralization. Drill hole STFM-3 (TD 378 m) intersected 34 m of 0.20% Cu starting at 52 m depth in the Diamond Gulch area. That intersection was underlain by a zone of weak associated biotite alteration prior to going back into sericite-chlorite-pyrite alteration in the lower part of the hole. Elsewhere, hole STFM-1 intersected 15 m of 0.22% Cu starting at 107 m, within pyritic, advanced-argillic altered volcanic rocks, followed by quartz-sericite and biotite alteration with isolated short intervals containing 0.1 to 0.3% Cu.

23.1.1	1996 Historic Mineral Resources

The historical 1996 mineral resource estimate was compiled prior to the introduction of CIM reporting standards for resources and reserves. While the resources were conducted according to the standards of the time, none of the information regarding the key assumptions, parameters and methodology used to define the historical mineral resources are reported. The historical resource is reported here only as part of the public information regarding the mineral district within which the Trixie deposit is located.

23.2	Ivanhoe Electric

Ivanhoe Electric Inc. (Ivanhoe Electric) holds approximately 65 km2 of patented and unpatented mineral claims with an additional approximately 75 km2 of leases and prospecting permits, all of which are located to the west and south of Osisko Development’s Tintic Project. Ivanhoe Electric initiated an exploration drill program in 2022 after more than five years of digitization of old mine records and geologic mapping. (Press release 11/22/2022).

The following summary has been extracted from the Ivanhoe Electric Inc. 2021 NI 43-101 Technical Report.

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23.2.1	Property Description and Ownership

Ivanhoe Electric’s holdings include a gold, silver, and base metal Carbonate Replacement Deposit (CRD), skarn, fissure vein, and copper-gold porphyry exploration project located in the historical Tintic Mining District (the District) of central Utah. The district is the site of significant historical production and over 125 years of exploration activity. The Project is located near the City of Eureka, approximately 95 km south of Salt Lake City, and can be accessed from U.S. Highway 6, approximately 30 km west of the Interstate 15 junction. It is crossed by many historical mine roads and defunct railroad paths, which provide access to most of the property. The exploration area covers approximately 65 km2 of private patented claims, unpatented claims, state leases and prospecting permits consolidated by Ivanhoe Electric into a cohesive package.

There is currently no mining taking place on the Project.

In 2019, Nordmin Resource & Industrial Engineering USA was commissioned by Ivanhoe Electric to investigate and prepare an underground rehabilitation work plan and cost estimate for the Sioux-Ajax Tunnel, Grand Central Shaft, Holden Tunnel, Mammoth Shaft and Lower Mammoth Tunnel to make these areas accessible for mapping, sampling and, in some cases, drilling. The Sioux-Ajax Tunnel and Grand Central Shaft are of highest priority for accessing the current and potential future drill targets and geologic mapping and sampling programs.

Between November 2017 and May 2021, Ivanhoe Electric completed comprehensive work programs including:

•	Surface geological mapping at 1:2,500 scale across 15 km2, in conjunction with sampling and analyzing 576 rock samples.

•	Petrography and age dating of selected surface and underground rock samples.

•	Completion of two geophysics surveys: a 2,850 km2 airborne magnetic survey and a 72 km2 deep penetrating (>1,500 m depth), three-dimensional ground induced polarization survey.

•	Compilation and digitization of over 500 historical maps and mine plans and sections.

•	Geological mapping and rock chip sampling in the Sioux-Ajax Tunnel.

The significant work undertaken by Ivanhoe Electric has resulted in over 14 well described, geologically and geophysically supported exploration areas being recognized, four of which have been prioritized for an initial drilling program.

23.3	QP Comments

Micon has not verified the information regarding the mineral deposits and showings described above that are outside the immediate area of the Trixie deposit or the property held by Osisko Development. The information contained in this section of the report, which was provided by Osisko Development, is not necessarily indicative of the mineralization at the Trixie deposit.

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24.0   other relevant data and information

This section includes additional information intended to further the understanding of the reader regarding the Tintic Project and Trixie test mine.

24.1	Trixie Test Mine

Since acquisition by Osisko Development in May, 2022, the Trixie test mine has been subject to development, rehabilitation and exploration. The material excavated during these activities has been processed at the pilot scale vat leach facility located at the old Burgin concentrator site. Details of processing activities up to the date of this Technical Report are summarized in Table 24.1.

Table 24.1
Trixie Test Mine Key Operating Details

Description	June 2022	Q3 2022
Mineralized Material Milled in short tons (tonnes)	840 (762)	2,880 (2,613)
Mill Throughput in short tons/day (tonnes/day)	28 (25.4)	31.3 (28.4)
Blended T2 & T4 Diluted Head Grade in troy oz/ton Au (grams/tonne Au)	1.2 (41.1)	0.83 (28.5)
Gold recovery (%)	78%	78%
Gold produced and sold (troy oz)	1,753	3,600
Trixie portal development feet (metres)	-	1,007 (307)

Table provided by Osisko Development.

Development has been conducted on the 625 Level as well as a portal and decline toward the 750 L from surface, plus drill station construction. At the time of compiling this Technical Report, the decline is approximately 50% completed with 700 m driven and is expected to intersect the existing 625 Level in the second quarter of 2023.

The Tintic team has been rehabilitating the shaft between the 625 and 750 Levels as well as the 750 Level station and existing workings. Rehabilitation is ongoing.

The primary activity at the Trixie test mine has been exploration. These activities have included drilling, drifting along strike of the mineralization and driving raises along the mineralization to access upper levels.

Since acquisition, Osisko Development has driven 864 m of drift. This drifting has been along the T2 zone, across and within the T4 zone, across the 75-85 zone, and across the T1 zone from the 665 sublevel to the Ophir shale contact.

A total of 7 raises (2 post acquisition) have been excavated to explore up dip from the 625 Level and to test the contact with the overlying Ophir shale. At the time of writing this report, 166 m of raises have been driven.

The exploration drifting, together with the drilling at the Trixie test mine are allowing Osisko Development to further define the extent of the mineralization identified to date. This work will also provide the base for further exploration at Trixie.

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25.0   interpretations and conclusions

25.1	General Information

With the acquisition of the Tintic Project in May, 2022, Osisko Development has acquired the majority of the East Tintic Mining District in Utah. The East Tintic Mining District is part of the larger Tintic Mining District, where economic mineralization was first discovered in 1869, and which, by 1899, had become one of the richest mining districts in the United States. Active mining in the district continued through the 20th and beginning of the 21st century.

The results of the 2022 surface and underground exploration and development programs, along with the compilation of historic information for the mineral deposit at the Trixie test mine has allowed Osisko Development to disclose an Initial Mineral Resource Estimate for the Trixie deposit.

25.2	Trixie Initial Mineral Resource Estimate

25.2.1	Introduction

The Initial Mineral Resource Estimate for the Trixie deposit (the “initial MRE”), was conducted in December, 2022 and January, 2023.

25.2.2	Methodology

The mineral resource area for the Trixie deposit covers a strike length of approximately 445 m down to a vertical depth of approximately 295 m below surface.

The wireframe models for the Trixie deposit were prepared using LeapFrog GEO v.2022.1 (LeapFrog). Wireframe modelling included the construction of five mineralized domains constrained to the extents of the regional-scale Tintic Quartzite lithologic unit and capped by shale belonging to the overlying lower member of the Ophir Formation. Geostatistical analyses were carried out using Datamine Snowden Supervisor v.8.15.0.1 (Supervisor). The estimation, block model and grade interpolation, were prepared using Datamine StudioTM RM Pro v.1.12.113.0 (Datamine). Resource-level potentially mineable underground shapes were created using the Deswik CAD v.2021.2.748 Shape Optimizer module (DSO).

25.2.3	Resource Database

The close-out date for the Trixie deposit initial MRE database is December 12, 2022. The database consists of 42 validated diamond drill holes, totalling 2,358.45 m of core, including 1,802 sample intervals. The database also includes 8 validated RC drill holes, totalling 2,421.64 m of RC drilling and including 987 sample intervals, and 1,019 underground chip sample strings comprised of 4,467 sample intervals assayed for gold and silver.

The database includes validated location, survey, and assay results. It also includes lithological descriptions taken from drill core logs.

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The database covers the strike length of each mineralized domain at variable drill hole and chip sample spacings, ranging from 1.5 to 50 m.

In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling.

25.2.4	Geological Model

The geological model of the Trixie deposit was prepared in LeapFrog, using underground mapping, chip samples, RC drill holes, and validated diamond drill holes, all completed by December 12, 2022.

A total of five mineralized domains were modelled with each domain restricted up dip by its contact with the lower shale member of the Ophir Formation, as this contact acts as an impermeable cap to mineralizing fluids.

The domains modelled were the T1, T2, T3, T4 and the 75-85. In addition, a north-south trending sub-vertically dipping fault structure has been mapped across multiple underground development headings near the 625 level and has been intercepted in multiple drill holes. Though the full extent of the structure is at present unknown, it is currently inferred to project through the entirety of the model. As underground mapping indicates minor offset of the T2 structure across this fault, it is used as a hard modelling boundary for geological modelling and grade interpolation. The model is thus split into east and west fault blocks with each mineralized domain subdivided into respective east and west subdomains.

25.2.5	Geostatistical Analysis

25.2.5.1	Compositing

Most of the analytical samples collected were between 0.31 and 1.52 m in length. A modal composite length of approximately 0.61 m was applied to domains T2 and T3, generating composites as close to 0.61 m as possible, while creating residual intervals with a minimum of 0.06 m in length. A modal composite length of 0.91 m was applied to all other domains. In all cases, composite files were derived from raw values within the modelled resource domains.

25.2.5.2	High grade Capping

Multiple capping (different capping at different ranges in each domain) was selected as the capping methodology for outlying gold and silver grades at the Trixie deposit. After considering reconciliation results and geological continuity, the T2 domain uses a single capping grade for gold. The top capping thresholds were selected based on the probability plots and vary from 20.0 g/t to 1,350.0 g/t Au and 200.0 g/t to 2,500.0 g/t Ag.

The maximum range for high-grade continuity was established using the indicator variograms, which suggests a loss of continuity after 4.5 m to 9.0 m, depending on the mineralized domain. A range of 7.6 m was selected and applied to all zones as a general average search range for the first top grade capping level.

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25.2.5.3	Density

The density databases contain 512 measurements taken on samples across multiple geologic domains.

Average bulk density values in the mineralized domains were assigned to the T1 (2.616 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), T4 (2.621 t/m3), and 75-85 (2.617 t/m3) domains.

A density of 0.00 t/m3 was assigned to the underground development from all past mining activities.

Bulk densities were used to calculate tonnages from the volume estimates in the block model.

25.2.5.4	Variogram Analysis

The spatial distribution of gold and silver was evaluated through variographic analysis for each mineralized domain using spherical variograms.

All variogram analyses and modelling were performed in “Supervisor”. Primary directions and orientations of the variograms were observed in the data and visually in 3D space. These orientations were then examined statistically within the software package, to ensure that they represented the best possible fit of the geology and grade continuity.

25.2.5.5	Search Parameters

For the T2, T3, and 75-85 domains, the 3D directional-specific search ellipses were guided by the local structural orientation of the domain for an anisotropic search. For the T1 and T4 domains 3D directional-specific search ellipses were guided by the Au and Ag grade variograms. The search radii were influenced and determined by both the grade and indicator variograms.

Grade distributions and kriging neighbourhood analysis were used to help guide the number of composites to use for the grade interpolations.

Search neighbourhoods used different capping levels as determined through the threshold analyses

25.2.6	Block Model and Grade Interpretation

The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone and the anticipated mining methods. A block size of 1.22 m x 1.22 m x 1.83 m was adopted. Sub-cells were used, allowing a resolution of 0.30 m x 0.30 m x 0.30 m to better reflect the shape of the mineralization domains. Sub-cells were assigned the same values as their parent cell. No rotation was applied to the block model.

Four search passes were used for the grade estimation and each one utilized a capped grade from the multiple capping levels determined through threshold analyses. A series of sensitivity runs were performed to examine the impact of various parameters on the estimation. Parameters were selected, and gold and silver were estimated, using ID2. Each subsequent estimation pass used increasing search neighbourhood sizes, determined from grade and indicator variogram results. Samples from a minimum of two drill holes or chip strings were required to estimate grade for all blocks.

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25.2.7	Model Validation

Mineralized domain models were validated using a variety of methods including visual inspection of the model grades and grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the modelled grade for local and global bias, and reconciliation comparing the model to observed grades from underground development.

All analyses indicated that the model follows the grade distribution of the informing composites, thus confirming the accuracy of the model. The total global comparison for each resource classification is within a 20% tolerance for bias and reconciliation. The QP considers that the model is valid and is a reasonable representation of the Trixie mineralization based on the current level of sampling and geological information.

25.2.8	Mineral Resource Classification

Mineral Resource Classification was determined through geometric criteria deemed reasonable for the deposit.

Due to the lack of sample data that fully crosscuts the T1 and 75-85 domains, no material has been classified as measured for these domains, and the characteristics used to classify indicated material have tighter constraints.

Due to the geological nature of the stockwork structures in the T4 domain, there is a degree of uncertainty in the ranges of the high-grade mineralization. Therefore, no material has been classified as measured.

Blocks estimated within the mineralized domains not meeting the criteria to classify them as either measured indicated or inferred were not classified and are not part of the mineral resource estimate.

25.2.9	Reasonable Prospects for Eventual Economic Extraction

A reasonable economic cut-off grade for resource evaluation at the Trixie deposit is 4.85 g/t Au. This was determined using the parameters presented in Table 25.1. The QP considers the selected cut-off grade of 4.85 g/t Au to be adequate based on the current knowledge of the deposit.

The Deswik Stope Optimizer (DSO) was used to demonstrate spatial continuity of the mineralized zones within “potentially mineable shapes”. The DSO parameters used a minimum mining shape of 6.1 m along the strike of the deposit, a height of 6.1 m and a minimum width of 1.5 m. The maximum shape measures 6.1 m x 6.1 m x 12.2 m in width. Only those blocks of the model constrained by the resulting conceptual mineable shapes are reported as resources.

The use of the conceptual mining shapes as constraints to report the Mineral Resource Estimate demonstrates that the criteria defined in the CIM Definition Standards (2014), and the MRMR Best Practice Guidelines (2019) for “reasonable prospects for eventual economic extraction” have been met.

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Table 25.1
Resource Cut-Off Grade Parameters

Parameters	Values (USD)
Mining Cost ($/ST)	$60.00
G&A ($/ST)	$64.97
Haulage ($/ST)	$10.00
Milling ($/ST)	$89.00
Total Refining Cost ($/oz)	$2.65
Gold Price ($/oz)	$1,750
Royalty (Combination)	4.50%
Mill Recovery	95.0%

COG - Round up to (0.05 g/T)	4.85

Table supplied by Osisko Development.

The economics of the resources were based solely on the gold content within the mineralized domains. Silver resources reported are contained within those resource blocks determined to be potentially economically viable on the basis of their contained gold.

25.2.10	Mined Void Depletion

All current underground development at the Trixie deposit is by TCM and the void solids for this development are surveyed, modelled, and kept up to date by TCM. The historically mined development at Trixie has been modelled by TCM but to reduce the associated risk of the uncertainty in void locations, a buffer solid of 6.1 m was developed around the historical shapes. The historical buffers and the current development voids are used to deplete the final mineral resource of the Trixie deposit.

25.2.11	Trixie Initial Mineral Resource Estimate Statement

The QPs have classified the initial MRE as Measured, Indicated, and Inferred mineral resources based on data density, search ellipse criteria, and interpolation parameters. The initial MRE is considered a reasonable representation of the mineral resources of the Trixie deposit, based on the current quality data and geological knowledge. The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves.

Table 25.2 summarizes the results of the initial MRE for the Trixie deposit, at the 4.85 g/t Au cut-off grade.

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Table 25.2
Trixie Deposit Initial Mineral Resource Estimate (MRE) Statement

Classification	Cut-off Grade	Quantity	Grade Gold	Contained Metal	Grade Silver	Contained Metal
	Gold (g/t)	('000 t)	(g/t)	Gold ('000 oz)	(g/t)	Silver ('000 oz)
Measured	4.85	11	190.61	67	195.53	69
Indicated	4.85	225	20.17	146	43.73	316
Total Measured + Indicated	4.85	236	28.08	213	50.77	385
Inferred	4.85	385	19.64	243	42.82	530

Notes:

1.	Effective date of the Mineral Resource Estimate (MRE) is 10 January, 2023.
2.	William Lewis P.Geo, of Micon International Limited and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the MRE for Trixie and are independent “Qualified Persons” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). They are responsible for the initial MRE.
3.	The mineral resources disclosed in this report were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.
4.	Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.
5.	Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
6.	Geologic modelling was completed by Osisko Development’s senior production geologist Courtney Kurtz, P.G. of Utah, USA using Leapfrog Geo software. The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM Pro 1.12 software. The MRE was reviewed and validated by William Lewis and Alan San Martin of Micon.
7.	The estimate is reported for an underground mining scenario and with reasonable assumptions. The cut-off grade of 4.85 g/t Au was calculated using a gold price of USD1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of USD 226.62/short ton a combined royalty of 4.5% and an average metallurgical recovery of 95%.
8.	Average bulk density values in the mineralized domains were assigned to the T1 (2.616 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), T4 (2.621 t/m3), and 75-85 (2.617 t/m3) domains.
9.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 1.2 m x 1.8 m.
10.	The Mineral Resource results are presented in-situ. Estimations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
11.	Neither Osisko Development nor Micon International Limited is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in this report.

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25.2.12	Mineral Resource Grade Sensitivity Analysis

Table 25.3 shows the cut-off grade sensitivity analysis of gold and silver for the initial MRE. The reader should be cautioned that the figures provided in Table 25.3 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Micon’s QP has reviewed the MRE cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold or other underlying parameters used to calculate the cut-off grade.

Table 25.3
Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Tonnes	COG	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)
Measured + Indicated	334,672	2.50	20.83	224,173	42.82	460,779
	319,822	2.75	21.68	222,896	43.86	450,953
	307,608	3.00	22.42	221,774	44.89	443,994
	294,982	3.25	23.24	220,417	45.69	433,314
	282,778	3.50	24.10	219,084	46.57	423,392
	271,397	3.75	24.95	217,747	47.52	414,665
	262,447	4.00	25.68	216,661	48.36	408,078
	254,538	4.25	26.33	215,513	48.89	400,102
	246,598	4.50	27.05	214,455	49.84	395,124
	238,470	4.75	27.82	213,323	50.58	387,785
	235,808	4.85	28.08	212,878	50.77	384,932
	233,051	5.00	28.35	212,436	51.15	383,279
	225,992	5.25	29.08	211,256	51.93	377,298
	219,345	5.50	29.79	210,054	52.66	371,399
	214,337	5.75	30.34	209,096	53.33	367,482
	209,391	6.00	30.92	208,184	53.92	363,007
	203,529	6.25	31.63	206,977	54.79	358,517
	198,274	6.50	32.30	205,914	55.54	354,071
	193,801	6.75	32.88	204,845	56.11	349,585
	189,341	7.00	33.50	203,919	56.92	346,468
	185,742	7.25	34.00	203,058	57.34	342,437
	181,989	7.50	34.55	202,159	57.85	338,499
Inferred	553,279	2.50	14.75	262,371	38.22	679,912
	521,606	2.75	15.48	259,572	39.13	656,177
	493,696	3.00	16.19	256,945	39.98	634,610
	470,812	3.25	16.82	254,650	40.72	616,359
	450,545	3.50	17.42	252,276	41.35	598,941
	432,016	3.75	17.99	249,918	42.10	584,763
	420,273	4.00	18.37	248,242	42.24	570,717
	408,442	4.25	18.78	246,679	42.51	558,235
	397,456	4.50	19.18	245,047	42.52	543,387
	387,852	4.75	19.53	243,523	42.65	531,832
	384,845	4.85	19.64	243,053	42.82	529,766
	379,046	5.00	19.87	242,188	43.02	524,210
	371,936	5.25	20.15	240,983	43.37	518,566
	361,726	5.50	20.56	239,154	43.98	511,444
	354,923	5.75	20.85	237,895	44.41	506,746
	347,256	6.00	21.18	236,435	44.95	501,843
	338,905	6.25	21.54	234,672	45.49	495,696
	329,274	6.50	21.97	232,593	46.19	488,985
	321,519	6.75	22.33	230,836	46.81	483,828
	313,378	7.00	22.74	229,161	47.45	478,092
	302,759	7.25	23.27	226,557	48.28	469,947
	296,008	7.50	23.63	224,925	48.87	465,129

Table supplied by Osisko Development.

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25.3	Conclusions

With its purchase of TCM in May, 2022, Osisko Development has acquired a major portion of the historical East Tintic Mining District in Utah. The east Tintic district has been a prolific mining district throughout most of its history with several past producers located within the boundaries of Osisko Development’s Tintic Project.

The exploration, compilation and development work on the Trixie deposit conducted by Osisko Development since its acquisition has resulted in a better understanding of the geology and mineralization. Based upon the work, Osisko Development has been able to undertake an initial mineral resource estimate for the Trixie deposit, which remains open at depth and along strike.

Micon QPs have reviewed and validated the programs conducted by Osisko Development which are the basis for the initial mineral recourse estimate, as well as validating the mineral resource itself. It is Micon’s QPs opinion that the exploration programs which are basis of the mineral resource estimate and the mineral resource estimate itself have both been conducted according to industry best practices as outlined by the CIM. Therefore, Micon’s QPs believe that the initial mineral resource estimate can be used as the basis for further exploration and development work, to expand the mineral resources and begin to conduct work leading to the undertaking of a Preliminary Economic Assessment (PEA) for the Trixie deposit.

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26.0   recommendations

26.1	Exploration Budget and Other Expenditures

The budgets presented in Table 26.1 and Table 26.2 summarize the estimated costs for completing the recommended drilling and exploration program described below. The budget is a cost estimate and guideline to complete the work. The budget is divided into a two-phase approach, with the second phase contingent on the successful completion of the first.

Table 26.1
Tintic Project, Recommended Budget for Further Work, Phase 1 (USD)

Type of Activity	Cost/ft (approx.) All included	Quantity	Total (USD)
Infill and Exploration Drilling on Existing Resource	$260/ft.	20,000 ft.	$5,200,000
Regional Drilling	$260/ft	20,000 ft.	$5,200,000
Surface geochemical Surveys, Surface and Underground Sampling and Mapping, GIS Compilation			$1,500,000
LiDAR Survey			$55,000
Operational Permits			$1,000,000
Environmental Studies			$1,000,000
Update MRE			$200,000
Metallurgical Test Work			$150,000
Property Wide Activities Subtotal			$14,305,000
Contingency (~10%)			$1,430,500
Total Phase 1			$15,735,500

Table provided by Osisko Development.

Table 26.2
Tintic Project, Recommended Budget for Further Work, Phase 2 (US$)

Type of Activity	Cost/ft (approx.) All included	Quantity	Total (USD)
Additional Infill and Exploration Drilling on Existing Resource	$260/ft.	20,000 ft.	$5,200,000
Additional Regional Drilling	$260/ft	20,000 ft.	$5,200,000
Completion of a PEA			$2,000,000
Underground development for exploration ramp	$2500/ft	10,000 ft.	$25,000,000
Contingency (~10%)			$3,740,000
Total Phase 2			$41,140,000
Total Phase 1 and 2			$56,875,500

Table provided by Osisko Development.

It is the opinion of the Micon QPs that all of the recommended work is warranted and that only the amount of exploration drilling on new targets needs to be finalized. Micon and its QPs appreciate that the nature of the programs and expenditures may change as the further studies are undertaken, and that the final expenditures and results may not be the same as originally proposed.

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The Micon QPs are of the opinion that Osisko Development’s recommended work program and proposed expenditures are appropriate and well thought out. The Micon QPs believe that the proposed budget reasonably reflects the type and amount of the activities required to advance the Trixie deposit.

26.2	Further Recommendations

Based on the results of the initial MRE, Micon’s QPs recommend further exploration and development of Trixie deposit. It is recommended that Osisko Development continues with underground exploration drilling at Trixie 625 L, together with continued face sampling and mapping along strike and down dip of the mineral resource and to infill areas currently defined as being in the inferred category. It is also recommended that, since the continued underground face sampling has been beneficial to the development of the Project, exploration development continue, in order to improve underground access from surface to the deeper levels of the mine. In addition to exploration at Trixie, it is recommended that Osisko Development continue its exploration program on the other mineral targets on the Tintic Property, with continued surface mapping and sampling, data compilation and surface drilling of regional high sulphidation, CRD and porphyry targets.

It is recommended that Osisko Development move to a PEA at Trixie by conducting additional metallurgical work, along with further engineering studies on mining and reconciliation, continuing with environmental, permitting and community engagement and conducting a detailed economic analysis.

In summary, the following work program is recommended:

1.	Exploration Work:

a)	Conduct an additional approximately 6,000 m (20,000 ft.) of underground diamond drilling for exploration and delineation at Trixie, with primary focus on the T2 and T4 deposits.

b)	Continue to develop a structural model with underground face and back mapping at Trixie.

c)	Incorporate the remaining 2022 drill results and 2023 drill results into an updated MRE.

d)	Continue generative work within the greater Tintic Project, including geophysical interpretation, historic data compilation, and geologic modelling of high sulphidation targets at North Lily and Eureka Standard, CRD targets at Tintic Standard and Burgin, and porphyry targets at Big Hill and Silver Pass areas.

e)	Commence surface drilling of regional targets to potentially add further mineral resources in secondary deposits.

f)	Perform a LiDAR survey on the property for collection of surface imagery and for aiding in structural interpretation.

g)	Investigate the acquisition of a Bazooka drill to conduct short < 25 m (<82 ft) drill holes in conjunction with development underground. This is separate from drilling longer underground exploration holes from a set drilling station.

h)	Investigate the use of conducting sludge sampling to provide data on the lateral extent of the grade up to approximately 3.5 m in each wall of the drift as development progresses.

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i)	Conduct further density sampling for each of the geological domains.

j)	Continue construction of the Trixie ramp to make exploration more accessible and continue to improve access to deeper levels for continuous face sampling.

2.	Burgin Onsite Assay Laboratory:

a)	Continue to undertake bi-annual independent inspections of the onsite assay laboratory.

b)	Have the onsite laboratory participate in independent assay round robins as part of its QA/QC practices.

c)	Conduct regular screen metallic assays for all gold samples above a pre-determined grade, possibly 1 ounce of gold per short ton.

3.	Metallurgical Testwork:

It is recommended that the following program of metallurgical testing be undertaken during the next stage of project development:

a)	Leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs.

b)	Comparative testwork and techno-economic study to compare heap, VAT and agitation leaching technologies.

c)	Geochemical characterization testwork on representative feed and residue samples.

d)	Appropriate additional comminution testing, depending on the most likely process flowsheet.

e)	Variability testwork.

4.	PEA:

a)	Complete independent metallurgical testwork at the Trixie test mine. Conduct variability testwork and separate recoverability testwork for each zone. If the zones exhibit notable or significant differences in recoveries, incorporate those into an updated resource model.

b)	Complete further geotechnical work.

c)	Identify further permitting considerations and potential environmental studies for the Project

d)	Continue with further community engagement and social license management.

e)	Undertake further detailed economic analysis, based upon engineering and metallurgical trade-off studies.

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27.0   Date and signiture page

The independent Qualified Persons for this report are as follows:

MICON INTERNATIONAL LIMITED

“William J. Lewis” {signed and sealed as of the report date}

William J. Lewis, P.Geo.	Report Date: January 27, 2023.
Senior Geologist	Effective Date: January 10, 2023.

“Alan J. San Martin” {signed as of the report date}

Ing. Alan J. San Martin, MAusIMM (CP)	Report Date: January 27, 2023.
Mineral Resource Specialist	Effective Date: January 10, 2023.

“Richard Gowans” {signed and sealed as of the report date}

Richard M. Gowans, P.Eng.	Report Date: January 27, 2023.
Principal Metallurgist	Effective Date: January 10, 2023.

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28.0   References

28.1	General Publication and Report References

Allen, T.L., (2012), “Mafic Alkaline Magmatism in the East Tintic Mountains, West-Central Utah: Implications for a Late Oligocene Transition from Subduction to Extension.” Provo, UT, Brigham Young University, M.S. thesis, 55 p., https://scholarsarchive.byu.edu/etd/2938/.

Allmendinger, R.W., and Jordan, T.E., (1981), “Mesozoic evolution, hinterland of the Sevier orogenic belt”. Geology, vol. 9, no. 7, pp. 308–313. https://doi.org/10.1130/0091-7613(1981)9<308:MEHOTS>2.0.CO;2.

Applied Petrologic Services and Research, (2020), “Petrologic Studies of Drill Core & Subsurface Rock Chip from the Trixie Precious Metal Mine, Utah USA.” Report APSAR123001 prepared for Tintic Consolidated Metals, 36 p.

Banks, Paul, (2015), An Update on harmonization of 2014 CIM Definition Standards, CIM Magazine, Vol. 10, No. 3, May,2015, pp 44 to 46. 41p.

Banks, Paul, (2015), Implementation of 2014 CIM Definition Standards, CIM Magazine, Vol. 10, No. 5, August,2015, pp 32 to 34.

Jolette, C., (2022) Laboratory Audit – Burgin Mine, internal report conducted for Osisko Development Corp. by Qualitica Consulting Inc., 41 p.

John, D.A., Vikre, P.G., du Bray, E.A., Blakely, R.J., Fey, D.L., Rockwell, B.W., Mauk, J.L., Anderson, E.D., and Graybeal, F.T., (2018), “Descriptive models for epithermal gold-silver deposits.” U.S. Geological Survey Scientific Investigations Report 2010–5070–Q, 247 p., https://doi.org/10.3133/sir20105070Q.

Kappes, Cassiday & Associates, (July, 2022), Trixie Project, T2 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, 127 p.

Kappes, Cassiday & Associates, (October, 2022), Trixie Project, T4 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, 98 p.

Krahulec, K., and Briggs, D.F., (2006), “History, Geology, and Production of the Tintic Mining District, Juab, Utah, and Tooele Counties, Utah.” in Bon., R.L., Gloyn, R.W., and Park, G.M., eds. Mining Districts of Utah, Geological Association of Utah Publication, no. 32, pp. 121–50.

Krahulec, K., (1996), “Geology and Geochemistry of the SWT Copper System, Tintic Mining District, Juab County, Utah.” Geology and Ore Deposits of the American Cordillera: Field Trip Guidebook Compendium: April 10-13, 1995 Reno/Sparks, Nevada: pp 62 to 78.

Keith, J.D., Dallmeyer, R.D., Kim., C-S., and Kowallis, B.J., (1989), “A Re-evaluation of the volcanic history and mineral potential of the central East Tintic Mountains, Utah.” Utah Geological and Mineral Survey Open File Report 166, 86 p.

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Hedenquist, J. W. and Henley, R. W., (1985), “Hydrothermal eruptions in the Waiotapu geothermal system, New Zealand: their origin, associated breccias, and relation to precious metal mineralization” Economic Geology, vol. 80, pp. 1640–1668.

Laughlin, A. W., Lovering, T.S., and Mauger, R.L., (1969), “Age of Some Tertiary Igneous Rocks from the East Tintic District, Utah.” Economic Geology, vol. 64, no. 8, pp. 915 to 918, https://doi.org/10.2113/gsecongeo.64.8.915.

Leveille, R.A., (2021), “Volcanic Stratigraphy, Instructions, and Targets, Tintic District, Utah.” Report prepared for Tintic Consolidated Metals. 8 p.

McKean, A.P., (2011), “Volcanic stratigraphy and a kinematic analysis of NE-trending faults of Allens Ranch 7.5' quadrangle, Utah County, Utah.” Provo, UT, Brigham Young University, M.S. thesis, 95 p., https://scholarsarchive.byu.edu/etd/2410/.

Moore, D.K., (1993), “Oligocene East Tintic volcanic Field, Utah – geology and petrogenesis.” Provo, UT, Brigham Young University, M.S. thesis, 64 p.

Moore, D. K., Keith, J. D., Christiansen, E. H., Kim, C. S., Tingey, D. G., Nelson, S. T., and Flamm, D. S., (2007), “Petrogenesis of the Oligocene East Tintic volcanic field, Utah.” in Willis, G.C., Hylland, M.D., Clark, D.L., and Chidsey, T.C., Jr., eds. Central Utah – Diverse geology of a Dynamic Landscape, Geological Association of Utah Publication, no. 36, pp. 163-180.

Morris, H. T., (1956), United States Geological Survey. Geologic Map and Section of the Tintic Junction Quadrangle, Juab, Tooele and Utah Counties, Utah. Map. 1:24 000. Bulletin 1142-L, Plate I. Reston, VA: U.S. Department of the Interior.

Morris, H., T. (1964), “Geology of the Eureka Quadrangle Utah and Juab Counties, Utah.” Contributions to Economic Geology, Geological Survey Bulletin 1142-K. U.S. Department of the Interior.

Morris, H., T. (1964), “Geology of the Tintic Junction Quadrangle Tooele, Juab, and Utah Counties, Utah.” Contributions to Economic Geology, Geological Survey Bulletin 1142-L. Department of the Interior.

Morris, H. T., (1964), United States Geological Survey. Geologic Map and Section of the Eureka Quadrangle, Juab and Utah Counties, Utah. Map. 1:24 000. Bulletin 1142-K, Plate I. Reston, VA: U.S. Department of the Interior.

Morris, H.T., Lovering, T.S., Mogensen, A.P., Shepard, W.M., Perry, L.I., and Smith, S.M., (1979), “General Geology and Mines of the East-Tintic Mining District, Utah and Juab Counties, Utah.” U.S. Geological Survey Professional Paper, vol. 1024.

Morris, H.T., Lovering, T.S., Mogensen, A.P., Shepard, W.M., Perry, L.I., and Smith, S.M., (1979), United States Geological Survey. Geologic map of the East Tintic mining district, Utah and Juab Counties, Utah. Map. 1:9 600. Professional Paper 1024, Plate I. Reston, VA: U.S. Department of the Interior.

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Morris, H.T., Lovering, T.S., Mogensen, A.P., Shepard, W.M., Perry, L.I., and Smith, S.M., (1979), United States Geological Survey. Geologic sections of the East Tintic mining district, Utah and Juab Counties, Utah. Map. 1:9 600. Professional Paper 1024, Plate II. Reston, VA: U.S. Department of the Interior.

SRK Consulting (U.S.)., (2021) “NI 43-101 Technical Report: Mineral Project Exploration Information, Tintic Project, Utah, U.S.A.” Prepared for Ivanhoe Electric, A.M. Deiss, QP, 158 p.

Sillitoe, R.H., (2006), “Exploration Potential of the Tintic District.” Report prepared for Chief Consolidated Mining Company, 12 p.

Tintic Consolidated Metals., (2022), Technical Report on the Tintic Project: East Tintic Mining District: Utah County, Utah, USA. Draft NI-43-101 prepared for Osisko Development Corporation, T.A. Henricksen, QP. 197 p.

Utah Geological Survey and New Mexico Geochronology Research Laboratory., (2007), “40Ar/39Ar Geochronology Results for the Furner Ridge and Tintic Mountain Quadrangles, Utah.” Utah Geological Survey Open File Report 505, 26 p. http://geology.utah.gov/online/ofr/ofr-505.pdf.

Utah Geological Survey and Nevada Isotope Geochronology Laboratory., (2009), “40Ar/39Ar Geochronology Results for Tintic Mountain and Champlin Peak Quadrangles, Utah.” Utah Geological Survey Open Field Report 558, 17 p. http://geology.utah.gov/online/ofr/ofr-558.pdf.

Yonkee, W. A., and Weil, A.B., (2015), "Tectonic evolution of the Sevier and Laramide belts within the North American Cordillera orogenic system." Earth-Science Reviews, vol. 150, pp. 531-593.

28.2	Website References

Osisko Development Corporation website, (2023), https://osiskodev.com/news/

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29.0   Certificates

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CERTIFICATE OF AUTHOR

William J. Lewis, P.Geo.

As the co-author of this report for Osisko Development Corp. entitled “NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated January 27, 2023, with an effective date of January 10, 2023, I, William J. Lewis do hereby certify that:

1.	I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 601, 90 Eglinton Avenue East, Toronto, Ontario M4P 2Y3, tel. (416) 362-5135, e-mail wlewis@micon-international.com.

2.	This certificate applies to the Technical Report titled “NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated January 27, 2023, with an effective date of January 10, 2023

3.	I hold the following academic qualifications:

B.Sc. (Geology)	University of British Columbia	1985.

4.	I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:
•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333).
•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450).
•	Professional Association of Geoscientists of Ontario (Membership # 1522).
•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758).

5.	I have worked as a geologist in the minerals industry for over 35 years.

6.	I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 20 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals.

7.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

8.	I have visited the Tintic Project and the Trixie Deposit for three days between September 12 to September 16, 2022.

9.	This is the first Technical Report I have written or co-authored for the mineral property that is the subject of this Technical Report.

10.	I am independent Osisko Development Corp. and its subsidiaries according to the definition described in NI 43-101 and the Companion Policy 43-101 CP.

11.	I am responsible for Section 1 (except for 1.7), 2 to 12, 14.1 to 14.4, 14.10 to 14.16 (except for 14.12) and 23 to 28 of this Technical Report with Sections 15 through 22 not applicable to this Technical Report.

12.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Report Dated this 27 day of January, 2023 with an effective date of January 10, 2023.

“William J. Lewis” {signed and sealed as of the report date}

William J. Lewis, B.Sc., P.Geo.

Senior Geologist, Micon International Limited

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CERTIFICATE OF AUTHOR

Ing. Alan J. San Martin, MAusIMM (CP)

As the co-author of this report for Osisko Development Corp. entitled “NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated January 27, 2023, with an effective date of January 10, 2023, I, Alan J. San Martin do hereby certify that:

1.	I am employed as a Mineral Resource Specialist by Micon International Limited, Suite 601, 90 Eglinton Avenue East, Toronto, Ontario M4P 2Y3, tel. (416) 362-5135, e-mail asanmartin@micon-international.com.

2.	I hold a bachelor’s degree in mining engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999.

3.	I am a member in good standing of the following professional entities:

•	The Australasian Institute of Mining and Metallurgy accredited Chartered Professional in Geology, Membership #301778.
•	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.
•	Colegio de Ingenieros del Perú (CIP), Membership # 79184.

4.	I have continuously worked in my profession since 1999. My experience includes mining exploration, mineral deposit modelling, mineral resource estimation and consulting services for the mineral industry.

5.	I am familiar with NI 43-101 and form 43-101F1 and by reason of education, experience and professional registration with AusIMM(CP), I fulfill the requirements of a Qualified Person as defined in NI 43-101.

6.	I have not visited the Tintic Project.

7.	This is the first Technical Report I have written or co-authored for the mineral property that is the subject of this Technical Report.

8.	As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

9.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

10.	I am independent Osisko Development Corp. and its subsidiaries according to the definition described in NI 43-101 and the Companion Policy 43-101 CP.

11.	I am responsible for the preparation of Sections 14.5 to 14.9 and 14.12 of this Technical Report with Sections 15 through 22 not applicable to this Technical Report..

Report Dated this 27 day of January, 2023 with an effective date of January 10, 2023.

“Alan J. San Martin” {signed as of the report date}

Ing. Alan J. San Martin, MAusIMM (CP)

Mineral Resource Specialist, Micon International Limited

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CERTIFICATE OF AUTHOR

Richard M. Gowans, P.Eng.

As the co-author of this report for Osisko Development Corp. entitled “NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated January 27, 2023, with an effective date of January 10, 2023, I, Richard Gowans do hereby certify that:

1.	I am employed as Principal Metallurgist by, and carried out this assignment for, Micon International Limited, Suite 601, 90 Eglinton Avenue East, Toronto, Ontario M4P 2Y3, tel. (416) 362-5135, e-mail rgowans@micon-international.com.

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering	The University of Birmingham, U.K.	1980.

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I am familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 30 years of the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

5.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

6.	I have not visited the Tintic Project.

7.	I have not participated in the preparation of a prior Technical Reports on the Tintic Project.

8.	I am independent of Osisko Development Corp. and its related entities, as defined in Section 1.5 of NI 43-101.

9.	I am responsible for Section 1.7 and 13 of this Technical Report with Sections 15 through 22 not applicable to this Technical Report.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Report Dated this 27 day of January, 2023 with an effective date of January 10, 2023.

“Richard Gowans” {signed and sealed as of the report date}

Richard Gowans P.Eng.

Principal Metallurgist

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Appendix 1

Glossary of Mining and Other Related Terms

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The following is a glossary of general mining terms that may be used in this Technical Report.

A

Ag	Symbol for the element silver.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Symbol for the element gold.

B

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample	A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. The sample is usually used to determine metallurgical characteristics.

Bullion	Precious metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of November 27, 2010.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations or rock types meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

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Cross-cut	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cu	Symbol for the element copper.

Cut-off grade	The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

D

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves usually in an operating mine or advanced project.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Doré	A semi refined alloy containing sufficient precious metal to make recovery profitable. Crude precious metal bars, ingots or comparable masses produced at a mine which are then sold or shipped to a refinery for further processing.

E

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50 to 200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized structure or deposit.

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Fracture	A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t	Abbreviation for gram(s) per metric tonne.

g/t	Abbreviation for gram(s) per tonne.

Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	One gram is equal to 0.0321507 troy ounces.

H

Hanging wall	The rock on the upper side of a vein or mineral deposit.

High grade	Rich mineralization or ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.”

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Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Abbreviation for kilometre(s). One kilometre is equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

M

m	Abbreviation for metre(s). One metre is equal to 3.28 feet.

Measured Mineral Resource
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.

Mineral Concession
That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

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Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005, updated as of November 27, 2010 and more recently updated as of May 10, 2014(the CIM Standards).

N

Net Smelter Return
A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

NI 43-101
National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over the Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

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O

Open Pit/Cut	A form of mining operation designed to extract minerals that lie near the surface. Waste or overburden is first removed, and the mineral is broken and loaded for processing. The mining of metalliferous ores by surface-mining methods is commonly designated as open-pit mining as distinguished from strip mining of coal and the quarrying of other non-metallic materials, such as limestone and building stone.

Osisko Development
Osisko Development Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that result in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Abbreviation for ounce.

P

Plant	A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite	A common, pale-bronze or brass-yellow, mineral composed of iron and sulphur. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulphide minerals and occurs in all kinds of rocks.

Q

Qualified Person	Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, related to mineral exploration or mining; (b) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) to have experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and (ii) requires (A.) a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or (B.) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

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R

Reclamation	The restoration of a site after mining or exploration activity is completed.

S

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulphur and other metallic elements such as copper and zinc. Gold and silver are usually associated with sulphide enrichment in mineral deposits.

T

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of an orebody. The hanging wall and footwall rocks of a mineral deposit or orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Working(s)	May be a shaft, quarry, level, open-cut, open pit, or stope etc. Usually noted in the plural.

Z

Zone	An area of distinct mineralization.

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Appendix 2

Tintic Project PROPERTIES AND MINERAL RIGHTS

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Properties and Mineral Rights

Osisko Development’s Owned Property

Fee Property:

Owns all right, title, and interest (100%) interest in the surface and mineral estates in the following:

TRIXIE CLAIMS

Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
Cameo #27	6766	1006490	T10S	R2W	28: NE¼
Cedar	6574	959091	T10S	R2W	28: NE¼
Cedar No. 1	6574	959091	T10S	R2W	28: NE¼
Cedar No. 4	6737	993922	T10S	R2W	27: NW¼ 28: NE¼
East Point #5	6091	397059	T10S	R2W	21: SE¼ 28: NE¼
Rose	7138	1108693	T10S	R2W	21: SE¼ 28: NE¼
Trixy	6073	214588	T10S	R2W	27: NW¼ 28: NE¼
TRUMP	6073	214588	T10S	R2W	28: NW¼
Vern No. 2	6456	925953	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Four	6766	1006490	T10S	R2W	27: NW¼ 28: NE¼
White Rose No. 5 Amended	6766	1006490	T10S	R2W	21: SE¼
White Rose No. Six	6766	1006490	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Seven	6766	1006490	T10S	R2W	21: SE¼

BURGIN CLAIMS

Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
Christmas	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Christmas No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Detective No. 5	6560	915159	T10S	R2W	15: SE¼
Detective No. 7	6560	915159	T10S	R2W	15: SE¼
Sunny Side No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Climax #1	6784	1038307	T10S	R2W	15: SE¼ 22: NE¼
Climax #2	6784	1038307	T10S	R2W	15: SE¼
Eastern No. 2	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼ 15: SE¼

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Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
Eastern No. 3	6784	1038307	T10S	R2W	14: NW¼ 15: SE¼ 22: NE¼
Eastern No. 4	6784	1038307	T10S	R2W	14: NW¼, SW¼
Eastern #7	6784	1038307	T10S	R2W	14: NW¼, SW¼
Eastern #8	6784	1038307	T10S	R2W	14: NW¼
Eastern #9	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern #10	6784	1038307	T10S	R2W	14: NW¼
Eastern #11	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern #12	6785	1039439	T10S	R2W	14: NW¼
Eastern #13	6785	1039439	T10S	R2W	11: SW¼ 14: NW¼
Eastern #14	6785	1039439	T10S	R2W	11: SW¼ 14: NW¼
Eastern #15	6785	1039439	T10S	R2W	14: NW¼
Eastern #17	6785	1039439	T10S	R2W	14: NW¼
Inez No. 3	6801	1042410	T10S	R2W	14: NW¼, SW¼
Wonderer Amended	6466	971242	T10S	R2W	11: SW¼ 15: SE¼
Wonderer 5-X Amended	6466	971242	T10S	R2W	15: SE¼
Wonderer 6-X Amended	6466	971242	T10S	R2W	15: SE¼
Zenith 1	6752	945099	T10S	R2W	14: NW¼, SW¼ 22: NE¼
Zenith 19	6752	945099	T10S	R2W	14: NW¼ 22: NE¼

Owns all right, title, and interest (100%) interest in the mineral estate in the following:

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
ANNIE HURLEY	40406	4628	UTAH	10S	2W	17,20
ARGENTUM	40408	4623	UTAH	10S	2W	17
AUGUST #1	40399	5736	UTAH	10S	2W	16,17
AUGUST BESTELMEYER	40398	5736	UTAH	10S	2W	17
AUGUST GULCH	4390	5795	UTAH	10S	2W	16
BALTIMORE NO. 3	21844	6000	UTAH	10S	2W	9

Tintic Project	207	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
BANK NOTE #12 LODE	21792	6757	UTAH	10S	2W	27
BANK NOTE #13 LODE	60563	6757	UTAH	10S	2W	27
BANK NOTE #14 LODE	60564	6757	UTAH	10S	2W	27
BANK NOTE #15 LODE	60565	6757	UTAH	10S	2W	27
BANK NOTE #16	60566	6757	UTAH	10S	2W	27
BAVARIA GIRL	4394	5734	UTAH	10S	2W	16,17
BELVA	40334	6975	UTAH	10S	2W	17
BERTHA LODE	60696	6402	UTAH	10S	2W	8,9
BLAK EAGEL	21752	6848	UTAH	10S	2W	15,22
BLAK EAGEL #1	60366	6848	UTAH	10S	2W	15
BULLION FRACTION	4345	6935	UTAH	10S	2W	16
BURGLER (Card-113)	63111	4141	JUAB	10S	2W	32
CALDWELL	40428	6438	UTAH	10S	2W	9
CAMEO #34	19269	6757	UTAH	10S	2W	27
CAMEO #33	62680	6766	UTAH	10S	2W	27
CATHARINA BESTELMEYER	64974	5734	UTAH	10S	2W	16,17
CEDAR FRACTION	4348	6882	UTAH	10S	2W	9
CEDAR NO. 10	4378	6436	UTAH	10S	2W	9
CEDAR NO. 2	60714	6000	UTAH	10S	2W	9
CEDAR NO. 4	60713	6000	UTAH	10S	2W	9
CEDAR NO. 5 AMENDED	21795	6737	UTAH	10S	2W	27,28
CLARA LODE	66457	5795	UTAH	10S	2W	16
CLARA NO. 2	66459	5795	UTAH	10S	2W	16
CLARA NO. 2 EXTENSION	4373	6553	UTAH	10S	2W	16
CLARK	40429	6438	UTAH	10S	2W	9,16
CONTACT	21840	6204	UTAH	10S	2W	15,16
CONTACT	40414	3826	UTAH	10S	2W	17,20
COPPER QUEEN	60704	6204	UTAH	10S	2W	15,16
COPPER QUEEN NO. 2	60705	6204	UTAH	10S	2W	15
COPPER QUEEN NO. 3	60706	6204	UTAH	10S	2W	15
COPPER QUEEN NO. 4	60707	6204	UTAH	10S	2W	15
COYOTE NO. 7	66454	6402	UTAH	10S	2W	16,17
COYOTE NO. 8	66455	6402	UTAH	10S	2W	16
COYOTE NO. 9	66456	6402	UTAH	10S	2W	16,17
CROWN POINT EXT #5	62838	5774	UTAH	10S	2W	20,21,28,29
DESERT	4379	6402	UTAH	10S	2W	9,16
DESERT FRACTION	66449	6402	UTAH	10S	2W	16

Tintic Project	208	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
DESERT NO. 2	4376	6448	UTAH	10S	2W	9
DESERT NO. 3	64728	6448	UTAH	10S	2W	9,16
DESERT NO. 4	64027	6448	UTAH	10S	2W	9,16
DESERT NO. 5	66450	6402	UTAH	10S	2W	9,16
DESERT NO. 6	66451	6402	UTAH	10S	2W	17
DESERT NO. 7	66452	6402	UTAH	10S	2W	17
DESERT NO. 8	64018	6448	UTAH	10S	2W	9,16
DESERT NO. 9	66453	6402	UTAH	10S	2W	16
DETECTIVE NO. 2	60618	6560	UTAH	10S	2W	15
DEWEY	40430	6438	UTAH	10S	2W	9
DOVE	40405	4758	UTAH	10S	2W	17
EAST CONTACT NO. 37	21766	6793	UTAH	10S	2W	14
EAST CONTACT NO. 53	60462	6790	UTAH	10S	2W	14
EAST CONTACT NO. 54	60463	6790	UTAH	10S	2W	14
EAST CONTACT NO. 55	60464	6790	UTAH	10S	2W	14
EAST CONTACT NO. 66	60453	6793	UTAH	10S	2W	14
EAST CONTACT NO. 67	60456	6790	UTAH	10S	2W	14
EASTERN #16 LODE	60519	6785	UTAH	10S	2W	11,14
EASTERN #18 LODE	60513	6785	UTAH	10S	2W	11,14
EASTERN #19 LODE	60514	6785	UTAH	10S	2W	14
EASTERN #20 LODE	60515	6785	UTAH	10S	2W	14
EASTERN #5 LODE	60520	6784	UTAH	10S	2W	14,22
EASTERN #6 LODE	60521	6784	UTAH	10S	2W	14,22,23
ELEANOR	60597	6585	UTAH	10S	2W	21,28
ELEANOR NO. 1	60598	6585	UTAH	10S	2W	21
FRACTION GOLD HILL	19311	4668	UTAH	10S	2W	16,21
FRACTION HEDWIG	62735	4668	UTAH	10S	2W	16
FRACTION OF GRUTLI NUMBER 3	19308	4984	UTAH	10S	2W	16
FRACTION VICTORY #1 LODE	21852	5550	UTAH	10S	2W	16
FRANCELIA	40396	5823	UTAH	10S	2W	17
GATLEY LODE MINING CLAIM	60367	6848	UTAH	10S	2W	15
GOLD BOND NO. 12	21789	6759	UTAH	10S	2W	27,34
GOLD BOND NO. 13	60538	6759	UTAH	10S	2W	27,34
GOLD BOND NO. 14	60539	6759	UTAH	10S	2W	27,34
GOLD BOND NO. 15	60540	6759	UTAH	10S	2W	27,34
GOLD BOND NO. 16	60541	6759	UTAH	10S	2W	27
GOLDEN HORSE SHOE	21846	5878	UTAH	10S	2W	16

Tintic Project	209	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
GOLDEN TREASURE	40407	4628	UTAH	10S	2W	17
GOOD WILL	60699	6402	UTAH	10S	2W	8,9
GRANT NO. 1	40382	6061	UTAH	10S	2W	17
GRANT NO. 2	40383	6061	UTAH	10S	2W	8,17
GRANT NO. 3	40384	6061	UTAH	10S	2W	8,17
GRANT NO. 4	40385	6061	UTAH	10S	2W	17
GRANT NO. 5	40386	6061	UTAH	10S	2W	17
GREAT EASTERN #4	65618	5740	UTAH	10S	2W	16,21
GREYHOUND	21838	6393	UTAH	10S	2W	15
GREYHOUND NO. 2	60701	6393	UTAH	10S	2W	15
GREYHOUND NO. 3	60702	6393	UTAH	10S	2W	15
GREYHOUND NO. 4	60703	6393	UTAH	10S	2W	15
GRUTLI	66458	5795	UTAH	10S	2W	16
GRUTLI EXTENSION LODE	66460	5795	UTAH	10S	2W	16
HANIBAL	60718	5736	UTAH	10S	2W	8,9,16
HICKS FRACTION	4351	6754	UTAH	10S	2W	16
HIDDEN TREASURE	21824	6466	UTAH	10S	2W	9,10,15,16
HIDDEN TREASURE # 2	21814	6527	UTAH	10S	2W	9,10,15,16
HIDDEN TREASURE NO. 3	60655	6466	UTAH	10S	2W	10
HIDDEN TREASURE NO. 4	60656	6466	UTAH	10S	2W	9,10
HILL TOP	60559	6757	UTAH	10S	2W	27
HILL TOP NO. 1	21765	6800	UTAH	10S	2W	22,23,27
HILL TOP NO. 2	60444	6800	UTAH	10S	2W	23,27
HILL TOP NO. 3	60445	6800	UTAH	10S	2W	27
HILL TOP NO. 4	60446	6800	UTAH	10S	2W	27
HILL TOP NO. 5	60447	6800	UTAH	10S	2W	27
HILL TOP NO. 6	60448	6800	UTAH	10S	2W	23,27
HILL TOP NO. 7	60449	6800	UTAH	10S	2W	27
HILL TOP NUMBER 1	21788	6759	UTAH	10S	2W	34
HILL TOP NUMBER 2	60551	6759	UTAH	10S	2W	34
HILL TOP NUMBER 3	60544	6759	UTAH	10S	2W	27,34
HILL TOP NUMBER 4	60543	6759	UTAH	10S	2W	27,33,34
HILL TOP NUMBER 5	60546	6759	UTAH	10S	2W	27,28,33,34
HILL TOP NUMBER 6	60545	6759	UTAH	10S	2W	27
HILL TOP NUMBER 7	60547	6759	UTAH	10S	2W	34
ICE KING	21839	6392	UTAH	10S	2W	15,16
INEZ NO. 1	21764	6801	UTAH	10S	2W	14

Tintic Project	210	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
INEZ NO. 2	60436	6801	UTAH	10S	2W	14
INEZ NO. 4	60438	6801	UTAH	10S	2W	14
INEZ NO. 5	60439	6801	UTAH	10S	2W	14,23
INEZ NO. 6	60440	6801	UTAH	10S	2W	14,23
INEZ NO. 7	60441	6801	UTAH	10S	2W	23
IRMA FRACTION	4347	6916	UTAH	10S	2W	16,17
JAMISON HILL	60657	6466	UTAH	10S	2W	15
JOHNY AND CLARA	40400	5736	UTAH	10S	2W	16,17
JUANITA	40409	4623	UTAH	10S	2W	17
JUDGE	21779	6786	UTAH	10S	2W	15
KARREN	21811	6563	UTAH	10S	2W	22
KARREN NO. 1	65661	6563	UTAH	10S	2W	22
KARREN NO. 2	65662	6563	UTAH	10S	2W	22
KARREN NO. 3	65663	6563	UTAH	10S	2W	22
LAMB NO. 10	21761	6803	UTAH	10S	2W	23
LAMB NO. 11	60422	6803	UTAH	10S	2W	23
LAMB NO. 12	60423	6803	UTAH	10S	2W	23
LAMB NO. 13	60425	6803	UTAH	10S	2W	23
LAMB NO. 14	60426	6803	UTAH	10S	2W	23
LAMB NO. 15	21760	6803	UTAH	10S	2W	23
LAMB NO. 16	60418	6803	UTAH	10S	2W	23
LAMB NO. 17	60419	6803	UTAH	10S	2W	23
LAMB NO. 19	60420	6803	UTAH	10S	2W	23
LAMB NO. 20	21763	6802	UTAH	10S	2W	14,23
LAMB NO. 21	60431	6802	UTAH	10S	2W	14,23
LAMB NO. 3	60421	6803	UTAH	10S	2W	14,23
LAMB NO. 4	60442	6801	UTAH	10S	2W	14
LAMB NO. 5	21759	6803	UTAH	10S	2W	14,23
LAMB NO. 6	60434	6802	UTAH	10S	2W	14,23
LAMB NO. 7	60414	6803	UTAH	10S	2W	23
LAMB NO. 8	60435	6802	UTAH	10S	2W	14,23
LAST CHANCE	60623	6527	UTAH	10S	2W	9,16
LAST CHANCE	65671	6527	UTAH	10S	2W	9,16
LAST HOPE	21856	4178	UTAH	10S	2W	16
LETTA	40403	4759	UTAH	10S	2W	17
LITTLE FRED	40395	5850	UTAH	10S	2W	20
LUCILE LODE (Card-704)	21855	5471	JUAB, UTAH	10S	2W	29

Tintic Project	211	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
MAPLE	18768	4099	UTAH	10S	2W	17,20
MATILDA	21820	6467	UTAH	10S	2W	9
MILLER	40431	6438	UTAH	10S	2W	9
MINNIE	40410	4623	UTAH	10S	2W	17
MINNIE MOORE (Card-163)		3835	JUAB	10S	2W	20
MY CATHERINE B LODE	66461	5795	UTAH	10S	2W	16
MYRTLE LODE	40397	5822	UTAH	10S	2W	20
NATRONA	40427	6438	UTAH	10S	2W	9,16
NEVADA #4	21784	6767	UTAH	10S	2W	15,22
NO. 1 IRON PLACER	65312	XX	UTAH	10S	2W	20
NO. 2 IRON PLACER	65313	XX	UTAH	10S	2W	21
OVERSIGHT (Card-735)	60743	6885	JUAB	10S	2W	19
OXEN LODE	21845	5974	UTAH	10S	2W	9
PINE LODE	4350	6771	UTAH	10S	2W	9
RATTLESNAKE NO. 1	21762	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 10	21758	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 11	60411	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 12	60412	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 13	60413	6804	UTAH	10S	2W	23
RATTLESNAKE NO. 2	60427	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 3	60428	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 9	60394	6804	UTAH	10S	2W	23,14
ROBERT	21754	6806	UTAH	10S	2W	27,34
ROBERT # 1	60374	6806	UTAH	10S	2W	27
ROBERT # 2	60379	6806	UTAH	10S	2W	23,26,27
ROBERT # 3	21753	6806	UTAH	10S	2W	26,27,34
ROBERT # 4	60368	6806	UTAH	10S	2W	23,26
ROBERT # 5	60369	6806	UTAH	10S	2W	26,27,34
ROBERT # 6	60370	6806	UTAH	10S	2W	23,26
ROBERT # 7	60371	6806	UTAH	10S	2W	26
ROBERT # 8	60372	6806	UTAH	10S	2W	23,26
ROBERT # 9	60373	6806	UTAH	10S	2W	26
SOUTH STANDARD NO. 1	60560	6757	UTAH	10S	2W	27
SOUTH STANDARD NO. 10	60561	6757	UTAH	10S	2W	22,27
SOUTH STANDARD NO. 11	60562	6757	UTAH	10S	2W	27
SOUTH STANDARD NO. 3	21790	6757	UTAH	10S	2W	27
SOUTH STANDARD NO. 5	60542	6757	UTAH	10S	2W	27

Tintic Project	212	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
SOUTH STANDARD NO. 7	60548	6757	UTAH	10S	2W	22,27
SOUTH STANDARD NO. 8	60549	6757	UTAH	10S	2W	22,27
SOUTH STANDARD NO. 9	65436	6757	UTAH	10S	2W	22,27
SPARROW	40404	4759	UTAH	10S	2W	17
SUNBEAM NO. 1	63143	5740	UTAH	10S	2W	20
SUNBEAM NO. 2	63144	5740	UTAH	10S	2W	20
SUNBEAM NO. 3	63145	5740	UTAH	10S	2W	21
SUNBEAM NO. 4	63146	5740	UTAH	10S	2W	16,21
SUNDOWN	65463	6563	UTAH	10S	2W	22
SUNNY SIDE FRACTION	60619		UTAH	10S	2W	15,22
SUNNY SIDE NO. 2	60621	6560	UTAH	10S	2W	15,22
SUNNY SIDE NO. 3	60622	6560	UTAH	10S	2W	15,22
SUNNY SIDE NO. 5	60611	6563	UTAH	10S	2W	22
SUNNY SIDE NO. 6	60612	6563	UTAH	10S	2W	22
SUNNY SIDE NO. 7	60613	6563	UTAH	10S	2W	22
SUNNY SIDE NO. 8	60614	6563	UTAH	10S	2W	22
SUNRISE (Card-657)	65466	6052	JUAB	11S	2W	5
SURPRISE	4374	6466	UTAH	10S	2W	9,16
SURPRISE FRACTION	21746	7171	UTAH	10S	2W	9
SURPRISE NO. 2	60658	6466	UTAH	10S	2W	9
THE LAMB NO. 1	60415	6803	UTAH	10S	2W	14,23
THE LAMB NO. 2	60443	6801	UTAH	10S	2W	14
THE LAMB NO. 9	60416	6803	UTAH	10S	2W	23
TINTIC STANDARD #10	21802	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #31	60607	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #32	60608	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #33	60609	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #34	21801	6612	UTAH	10S	2W	10,15
TINTIC STANDARD #35	60604	6612	UTAH	10S	2W	10,11,15
TIP TOP NO. 2	60716	5974	UTAH	10S	2W	9
UNCLE ANDREAS	64975	5734	UTAH	10S	2W	16
UNCLE ANDREAS NO. 2	66462	5795	UTAH	10S	2W	16
UNION B.	21851	5559	UTAH	10S	2W	15,16
UNION NO. 2	60708	6204	UTAH	10S	2W	16
VEGA LODE	21853	5480	UTAH	10S	2W	16
VENIUS (SA00-004)	60717	5974	UTAH	10S	2W	9
VICTORY NO. 1 FRACTION	21852	5550	UTAH	10S	2W	16

Tintic Project	213	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
WANDERER NUMBER 9 AMENDED LODE	21778	6787	UTAH	10S	2W	15
WATER GULCH	60719	5736	UTAH	10S	2W	8,9,16,17
WEBER	40432	6438	UTAH	10S	2W	9,16
WEDGE	21747	7156	UTAH	10S	2W	16
WHITE ROSE NO. 10 AMENDED	62676	6766	UTAH	10S	2W	27,28
WHITE STALLION NO. 2	21796	4654	UTAH	10S	2W	16
WHITE WING NO. 2	60624	6527	UTAH	10S	2W	16
WHITE WING NO. 6	60651	6466	UTAH	10S	2W	10,15
WHITE WING NO. 7	60652	6466	UTAH	10S	2W	10
WHITE WING NO. 8	60653	6466	UTAH	10S	2W	10,15
WHITE WING NO. 9	60654	6466	UTAH	10S	2W	10,15
WONDERER #1	60646	6466	UTAH	10S	2W	15
WONDERER #2	60647	6466	UTAH	10S	2W	15
WONDERER #3	60648	6466	UTAH	10S	2W	15
WONDERER #4	60649	6466	UTAH	10S	2W	15
WONDERER NO. 7	60650	6466	UTAH	10S	2W	15,22
WONDERER NO. 8	21821	6466	UTAH	10S	2W	15
ZENITH #11	60572	6752	UTAH	10S	2W	22
ZENITH #13	60573	6752	UTAH	10S	2W	22
ZENITH #15	60574	6752	UTAH	10S	2W	22,27
ZENITH #16	60575	6752	UTAH	10S	2W	22
ZENITH #17	60576	6752	UTAH	10S	2W	22,27
ZENITH #18	60577	6752	UTAH	10S	2W	22,27
ZENITH #2	60567	6752	UTAH	10S	2W	22
ZENITH #7	60568	6752	UTAH	10S	2W	14,22
ZENITH #9	60569	6752	UTAH	10S	2W	14,22
ZENITH FRACTION	60615	6563	UTAH	10S	2W	22
ZENITH NO. 3	60570	6752	UTAH	10S	2W	14,22
ZENITH NO. 5	60571	6752	UTAH	10S	2W	14,22
ZUMA FRACTION #1	21847	5774	UTAH	10S	2W	21,28
ZUMA FRACTION #1	62839	5774	UTAH	10S	2W	28,29
ZUMA NO. 1	21849	5735	UTAH	10S	2W	21,28,29
ZUMA NO. 2	60720	5735	UTAH	10S	2W	21
ZUMA NO. 3	60721	5735	UTAH	10S	2W	20,21,28,29
ZUMA NO. 4	63060	5735	UTAH	10S	2W	21

Tintic Project	214	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
61 128 0001	SE 1/4 OF NE 1/4 OF SEC. 15, T10S, R2W, SLB&M. AREA 40.679 AC. ALSO LOT 15, 16, 17, IN SEC. 15, T10S, R2W, SLB&M. AREA 111.449 AC. TOTAL AREA 152.128 AC.

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
ACORN AMENDED	62661	6847	UTAH, JUAB	10S	2W	33
ALFALFA	19300	5685	UTAH	10S	2W	20
ALMA (Card-657)	63074	6052	JUAB	10S	2W	32
AMERICA (Card-657)	63076	6052	JUAB	10S	2W	32
AMERICAN	19298	5698	UTAH	10S	2W	20
ANDY AMENDED	19284	6433	UTAH	10S	2W	16
ANGLE	19291	5854	UTAH	10S	2W	20
ARROW	19295	5714	UTAH	10S	2W	20
ATAIR	19283	6439	UTAH	10S	2W	21
AURORIA	19316	4282	UTAH	10S	2W	16
BIG EASTERN MINE	19336	3149	UTAH	10S	2W	20
BIG SPRING	19281	6462	UTAH	10S	2W	28,33
BILL SHULER	19342	219	UTAH	10S	2W	20,29
BLUE RIBBON AMENDED	62662	6847	UTAH	10S	2W	28
BLUE RIBBON AMENDED #1	62663	6847	UTAH	10S	2W	28
BLUE RIBBON NO. 2 AMENDED	19260	6847	UTAH	10S	2W	28
BLUE RIBBON NO. 3 AMENDED	62657	6847	UTAH	10S	2W	28
BURGLAR EXTENSION (Card-657)	76395	6052	JUAB	10S	2W	32
BURGLER (Card-113)	63111	4141	JUAB	11S	2W	5
BUTTE	19314	4420	UTAH	10S	2W	20
BUZZARD	62658	6847	UTAH	10S	2W	28,29
CARL (Card-731)	63115	6847	JUAB	10S	2W	29,32
CAROLINE	19329	37	UTAH	10S	2W	16
CASTLE	62729	5714	UTAH	10S	2W	20
CEDAR NO. 2	62697	6574	UTAH	10S	2W	28
CEDAR NO. 3	62698	6574	UTAH	10S	2W	28
CEDAR NO. 6	19255	7140	UTAH	10S	2W	27,28
CLIMAX	62706	6439	UTAH	10S	2W	21
CLINTON	62730	5714	UTAH	10S	2W	20
CLIPPER	62731	5714	UTAH	10S	2W	20
COLORADO	19321	4120	UTAH	10S	2W	20,29
COMET AMENDED	62707	6433	UTAH	10S	2W	16
EAGEL	62666	6767	UTAH	10S	2W	21,22

Tintic Project	215	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
EAST BOY MINE	19337	3148	UTAH	10S	2W	20
EAST FRACTION	19293	5740	UTAH	10S	2W	16
EAST POINT #1	19287	6091	UTAH	10S	2W	21
EAST POINT #2	62710	6091	UTAH	10S	2W	21
EAST POINT #3	19286	6091	UTAH	10S	2W	21
EAST POINT #4	62708	6091	UTAH	10S	2W	21
ED STOKES	19343	218	UTAH	10S	2W	19,20,29
ELEANOR #2	19273	6595	UTAH	10S	2W	21,28
EMMA	19299	5687	UTAH	10S	2W	20
EVELYNE (Card-657)	65571	6052	JUAB	10S	2W	32
FINLEY	19296	5709	UTAH	10S	2W	20
FLAGSTAFF	19333	324	UTAH	10S	2W	19,20
FLOWER (Card-657)	19344	6052	UTAH, JUAB	10S	2W	32,33
FRACTION (Card-657)	65584	6052	JUAB	10S	2W	32
FRACTION HEDWIG	62735	4668	UTAH	10S	2W	16
FRACTION OF GRUTLI NUMBER 3	19308	4984	UTAH	10S	2W	16
GILES (Card-731)	63139	6847	JUAB	10S	2W	32
GOLD BOND NO. 17	61056	6574	UTAH, JUAB	10S	2W	33
GOLD BOND NO. 18	19275	6574	UTAH, JUAB	10S	2W	33
GOLD BOND NO. 19	62693	6574	UTAH	10S	2W	28,33
GOLD BOND NO. 20	61057	6574	UTAH	10S	2W	27,28
GOLD BOND NO. 21	62694	6574	UTAH	10S	2W	28,33
GOLD BOND NO. 22	19270	6739	UTAH	10S	2W	28,33
GOLD HILLFRACTION	19311	4668	UTAH	10S	2W	16,21
GOLDEN CHARIOT MINE NO. 1	19307	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO. 2	62732	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO. 3	62733	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO. 4 LODE	19306	5533	UTAH	10S	2W	20,21
GOLDEN FISSURE	62711	6091	UTAH	10S	2W	21
GOSHEN NO. 4	19297	5708	UTAH	10S	2W	20
GRACE	19272	6606	UTAH	10S	2W	28
GREAT CARBONATE QUEEN A	19285	6204	UTAH	10S	2W	15,16,21,22
GREAT EASTERN #1	19292	5740	UTAH	10S	2W	17
GREAT EASTERN #2	65617	5740	UTAH	10S	2W	16,17
GREAT EASTERN #3	62717	5740	UTAH	10S	2W	16,17,20,21
GREAT EASTERN #5	19294	5740	UTAH	10S	2W	16,21

Tintic Project	216	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
GREAT EASTERN #6	62725	5740	UTAH	10S	2W	17,20,21
GREAT EASTERN #7	62726	5740	UTAH	10S	2W	20
GREAT EASTERN #8	62727	5740	UTAH	10S	2W	16
GREAT IRISH CHANCE	62728	5740	UTAH	10S	2W	20
GREYHOUND NO. 5	19280	6465	UTAH	10S	2W	15,21,22
GRUTLI NO. 3	62734	4984	UTAH	10S	2W	16
HAWK	40402	4759	UTAH	10S	2W	17,20
HEDWIG	62736	4668	UTAH	10S	2W	16,21
HIGHLAND MARY	19327	38	UTAH	10S	2W	16
HORSESHOE	62712	6091	UTAH	10S	2W	21
HORSESHOE A	62713	6091	UTAH	10S	2W	21
HORSESHOE NO. 1	62714	6091	UTAH	10S	2W	21
HOUSE (Card-731)	62659	6847	UTAH, JUAB	10S	2W	28,29
IDAHO FRACTION	19265	6767	UTAH	10S	2W	22
INDEPENDENCE	19332	325	UTAH	10S	2W	20
IRON KING AMENDED	19262	6808	UTAH	10S	2W	21
IRON KING NO. 1 AMENDED	19263	6807	UTAH	10S	2W	21
JUNE BUG	19312	4440	UTAH	10S	2W	20
JUSTICE	19339	314	UTAH	10S	2W	20
KARREN NO. 4	65664	6563	UTAH	10S	2W	22,27
KIDNAPPING	62720	5740	UTAH	10S	2W	16,21
KLENZO	62685	6595	UTAH	10S	2W	21,28
KLENZO NO. 2	62686	6595	UTAH	10S	2W	21,28
LAST CHANCE	19320	4140	UTAH	10S	2W	20
LEDGE (Card-731)	62660	6847	UTAH, JUAB	10S	2W	28,29,32,33
LEONA	19290	5983	UTAH	10S	2W	20
LILLEY OF THE WEST	62738	4282	UTAH	10S	2W	16
LILLY FRACTION	19257	6933	UTAH	10S	2W	16
LILY SILVER	19258	6931	UTAH	10S	2W	16
LITTLE SILVER KING	19323	4104	UTAH	10S	2W	16
LOVE WANDERER	19315	4323	UTAH	10S	2W	16
MACK	19304	5584	UTAH	10S	2W	20
MAHOGANY	19325	3970	UTAH	10S	2W	19,20
MIDDLE MAN	19345	220	UTAH	10S	2W	19,20
MONTANA	19319	4143	UTAH	10S	2W	20
MONTANA	62669	6767	UTAH	10S	2W	21,22
MONTANA NO. 2	62670	6767	UTAH	10S	2W	21,22

Tintic Project	217	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
MORNING STAR	62741	4120	UTAH	10S	2W	20,29
MOUNTAIN VIEW	19331	3326	UTAH	10S	2W	17,19,20
NARROW GAUGE	19334	323	UTAH	10S	2W	19,20
NELLIE	19303	5585	UTAH	10S	2W	20
NEVADA	62671	6767	UTAH	10S	2W	22
NEVADA NO. 1	62672	6767	UTAH	10S	2W	22
NEVADA NO. 2	19264	6767	UTAH	10S	2W	21,22
NEVADA NO3	62681	6766	UTAH	10S	2W	21,22
NEVADA NO6	62682	6766	UTAH	10S	2W	21,22
NEVADA TUNNEL EXTENSION	19259	6847	UTAH	10S	2W	28,29
NEVADA TUNNEL EXT. NO. 2	62684	6606	UTAH	10S	2W	28,29
NEVADA TUNNEL NO. 2 AMENDED (Card-731)	19261	6847	UTAH, JUAB	10S	2W	29
NEVADA TUNNEL NO. 3	62664	6847	UTAH	10S	2W	32,33
NEVADA TUNNEL NO 4 (Card-657)	65306	6052	JUAB	10S	2W	32
NEVADA TUNNEL NO 5 (Card-657)	65307	6052	JUAB	10S	2W	32
OLD ROSE AMENDED	62654	6847	UTAH, JUAB	10S	2W	33
OLD ROSE NO. 1 AMENDED	62655	6847	UTAH	10S	2W	28,33
OLIVER (CYRUS) LODE	19330	3327	UTAH	10S	2W	19,20
PAUL	62695	6574	UTAH	10S	2W	28
PAUL NO. 1	19274	6574	UTAH	10S	2W	28
PAUL NO. 2	62689	6574	UTAH	10S	2W	28,33
PAUL NO. 3	62690	6574	UTAH	10S	2W	28
PAUL NO. 4	62691	6574	UTAH	10S	2W	28,33
PAUL NO. 5	62692	6574	UTAH	10S	2W	28
PHEBE S.	19328	3700	UTAH	10S	2W	20,29
PROTECTION	19338	3147	UTAH	10S	2W	20
RALPH	19324	4100	UTAH	10S	2W	16
RED BIRD	19313	4422	UTAH	10S	2W	20
REXALL	62687	6595	UTAH	10S	2W	28
REXALL NO. 2	62688	6595	UTAH	10S	2W	28
RHOMBUS	19253	7157	UTAH	10S	2W	21
SAGE BRUSH (Card-657)	62716	6052	UTAH, JUAB	10S	2W	32,33
SAGE BRUSH (Card-657)	65409	6052	UTAH, JUAB	10S	2W	32,33
SALLY	19254	7141	UTAH	10S	2W	27,28
SAMPSON	62739	4282	UTAH	10S	2W	16

Tintic Project	218	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
SARAH	19326	39	UTAH	10S	2W	16
SEPTEMBER	62721	5740	UTAH	10S	2W	17,20
SEPTEMBER FRACTION	19305	5883	UTAH	10S	2W	20
SHAFT (Card-657)	65416	6052	JUAB	10S	2W	32,33
SHAWNEE	62665	6808	UTAH	10S	2W	21
SIDE EXTENSION OF SILVER KING	19322	4105	UTAH	10S	2W	16
SIDE EXTENSION OF SUNRISE AMENDED	62667	6767	UTAH	10S	2W	21,22
SILVER ROCK #1	19279	6559	UTAH	10S	2W	27,28
SILVER ROCK #2	62699	6559	UTAH	10S	2W	27,28
SILVER ROCK #3	62700	6559	UTAH	10S	2W	27,28
SIOUX	19341	221	UTAH	10S	2W	20,29
SLIM (Card-731)	63140	6847	JUAB	10S	2W	32
SNOW BIRD	4392	5740	UTAH	10S	2W	16,21
SPY MINE NO. 4	62740	4140	UTAH	10S	2W	20
SPY NO. 2	19318	4149	UTAH	10S	2W	20
SPY NO. 3	19317	4166	UTAH	10S	2W	20
SUCCESS	19340	260	UTAH	10S	2W	20
SUMMIT (Card-731)	62656	6847	UTAH, JUAB	10S	2W	29,32,33
SUNBEAM #1	62723	5740	UTAH	10S	2W	20,21
SUNBEAM #2	62724	5740	UTAH	10S	2W	21
SUNBEAM #3	62718	5740	UTAH	10S	2W	21
SUNBEAM #4	62719	5740	UTAH	10S	2W	21
SUNDOWN NO. 2	63138	6563	UTAH	10S	2W	22
SUNNY SIDE FRACTION	60619	6560	UTAH	10S	2W	15,22
SUNRISE (Card-657)	65466	6052	JUAB	10S	2W	32
SUNRISE FRACTION	62668	6767	UTAH	10S	2W	21,22
VERMONT	19301	5588	UTAH	10S	2W	20,29
VERN NO. 1	19282	6456	UTAH	10S	2W	21,28
VERN NO. 3	62702	6456	UTAH	10S	2W	28
VERN NO. 4	62703	6456	UTAH	10S	2W	28
VERN NO. 5	62704	6456	UTAH	10S	2W	28
VERN NO. 6	62705	6456	UTAH	10S	2W	28
WELLER FRACTION	62737	4668	UTAH	10S	2W	16
WITHE ROSE	62683	6766	UTAH	10S	2W	21,22
WITHE ROSE #1	62677	6766	UTAH	10S	2W	21,22
WITHE ROSE #2	62678	6766	UTAH	10S	2W	22,27
WITHE ROSE #3	62679	6766	UTAH	10S	2W	21,22,27,28

Tintic Project	219	January 27, 2023

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
WITHE ROSE FRACTION	19267	6766	UTAH	10S	2W	21,22
WYMA	19302	5586	UTAH	10S	2W	20

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
CALDWELL	40428	6438	UTAH,	10S	2W	9
CLARK	40429	6438	UTAH	10S	2W	9,16
DESERT NO. 4	64027	6448	UTAH	10S	2W	9
DESERT NO. 8	64018	6448	UTAH	10S	2W	16
DEWEY	40430	6438	UTAH	10S	2W	9
GREAT EASTERN NO. 4	65618	5740	UTAH	10S	2W	16, 21
MILLER	40431	6438	UTAH	10S	2W	9
NATRONA	40427	6438	UTAH	10S	2W	9,16
WEBER	40432	6438	UTAH	10S	2W	9,16

Owns all right, title, and interest (100%) in the mineral estate in the following:

Tax Account	Tax Legal Description
XE--	THE MINERAL RIGHTS ONLY BENEATH THE SURFACE OF EUREKA TOWNSITE, AS MORE PARTICULARLY DESCRIBED BY THE DEED OF CONVEYANCE FROM EUREKA CITY MINING COMPANY TO CHIEF CONSOLIDATED MINING COMPANY DATED MAY 15, 1916, AND RECORDED AT THE OFFICE OF THE JUAB COUNTY RECORDER ON MAY 25, 1916, AS ENTRY NO. 21207, IN BOOK 78 AT PAGE 219, TOGETHER WITH ALL OTHER INTERESTS CONVEYED BY SAID DEED
XE00-4635	BEGINNING AT THE NW CORNER OF LOT 44, BLK 1, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE N 52˚52' E 11.32 FT, THENCE S 29˚23' E 132.27 FT, THENCE S 42˚48' W 16.21 FT, THENCE N 62˚21' W 8.64 FT, THENCE N 29˚23' W 108.42 FT, THENCE N 5˚26' W 21.72 FT TO BEGINNING. CONT 0.06 ACRES
XE00-4723	BEGINNING AT THE NW CORNER OF LOT 18, BLK 3, PLAT "A", EUREKA CITY SURVEY, THENCE N 58˚39' E 26.85 FT, THENCE S 30˚ E 37 FT, THENCE S 58˚39' W 30.17 FT M/L TO W'LY LINE OF SAID LOT, THENCE N 24˚52' W 37 FT TO BEGINNING. CONT 0.02A
XE00-4758	ALL OF LOT 22, BLK 4, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.01 ACRES
XE00-4771	ALL OF LOT 1, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.01 ACRES
XE00-4790	ALL OF LOT 20, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.14 ACRES
XE00-4791	ALL OF LOT 21, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.07 ACRES
XE00-4793	ALL OF LOT 25, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.03 ACRES
XE00-4794	ALL OF LOT 26, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.08 ACRES
XE00-4795	ALL OF LOT 27, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.05 ACRES

Tintic Project	220	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-4796	ALL OF LOT 28, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.07 ACRES
XE00-4799	ALL OF LOTS 31, 32 & 35, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.08 ACRE
XE00-4801	ALL OF LOT 34, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.10 ACRE
XE00-4802	ALL OF LOT 36, BLK 5, PLAT "A" OF THE EUREKA CITYSURVEY. CONT 0.12 ACRE
XE00-4803	ALL OF LOTS 37, 38 & 50, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT 0.27 ACRE
XE00-4804	BEGINNING AT THE NE CORNER OF LOT 39, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE S 46˚2' E 110.46 FT TO CORNER OF LOT 39, THENCE S 41˚31' W 3.7 FT TO CORNER OF LOT 39, THENCE S 44˚28' E 57.09 FT TO A PT, THENCE S 44˚35' W 32 FT TO A PT ON SW BOUNDARY LINE OF LOT 39,THENCE N 49˚24' W 121.29 FT TO CORNER OF LOT 39, THENCE N 47˚15' W 22.28 FT TO NW CORNER OF LOT 39, THENCE N 39˚7' E 45.47 FT TO BEGINNING. 0.15 AC
XE00-4805	BEGINNING AT THE NW CORNER OF LOT 40, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE N 39˚7' E 34.25 FT, THENCE S 51˚15' E 111.67 FT, M/L, TO A PT ON THE S BOUNDARY OF SAID LOT, THENCE S 41˚31' W 44.3 FT TO THE SW CORNER OF SAID LOT, THENCE N 46˚02' W 110.46 FT TO BEGINNING. CONT 0.10 ACRE
XE00-4806	BEGINNING AT THE NE'LY CORNER OF LOT 40, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE RUNNING S 51˚15' E 112.26 FT, THENCE S 41˚31' W 14 FT, THENCE N 51˚15' W 111.67 FT, M/L, TO PT ON N'LY END LINE OF SAID LOT, THENCE N 39˚07' E 14 FT, M/L, TO PT OF BEGINNING. CONT .04 ACRES
XE00-4807	BEGINNING AT THE NE CORNER OF LOT 41, BLK 5, PLAT "A" EUREKA CITY SURVEY, THENCE S 46˚43' E 41.17 FT, THENCE S 39˚20' W 11.35 FT, THENCE S 47˚8' E 86.87 FT, THENCE S 40˚10 W 41.61 FT, THENCE N 46˚50' W 137.4 FT, THENCE N 50˚17' E 53.11 FT TO BEGINNING. CONT .14 ACRE
XE00-4808	BEGINNING 53.11 FT S 50˚17' W OF NE CORNER OF LOT 41, BLK 5, PLAT "A", EUREKA CITY SURVEY, THENCE S 46˚50' E 137.4 FT, M/L TO S BOUNDARY LINE OF SAID LOT, THENCE FOLLOWING S BOUNDARY LINE TO THE SW CORNER OF SAID LOT, THENCE N 51˚15' W 146.49 FT, THENCE N 50˚17' E 53.11 FT TO BEGINNING. CONT .15 ACRES
XE00-4809	ALL OF LOT 42, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT .15 ACRES
XE00-4811	ALL OF LOT 45, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT .20 ACRES
XE00-4812	ALL OF LOTS 46, 48 AND 49, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY. CONT .42 ACRES
XE00-4815	ALL OF LOT 54, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY & THAT PART OF LOTS 6, 19, 52, & 53, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY DESCRIBED AS FOLLOWS: BEGINNING AT THE NW CORNER OF SAID LOT 19, THENCE ABOUT N 54˚34' E 165 FT, M/L, TO PT ON THE E LINE BOUNDARY OF LOT 52, THENCE ABOUT S 30˚W 107 FT, M/L, ON W LINE OF LOT 52, THENCE S 48˚50' E 135 FT TO PT ON THE N BOUNDARY LINE OF LOT 38, THENCE S 39˚07' W 23 FT, M/L, TO SW CORNER OF LOT 54, THENCE N 53˚26' W 28.86 FT TO CORNER OF LOT 54, THENCE S 42˚38' W 13.55 FT TO CORNER OF LOT 54,THENCE N 54˚34' W 159.78 FT TO BEGINNING. 0.23 AC
XE00-4817	BEGINNING AT THE E'RLY CORNER OF LOT 45, BLK 5, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE S 16˚45' W 90.81 FT, THENCE S 22˚50' W 97.95 FT TO THE S BOUNDARY LINE OF THE EUREKA CITY SURVEY, THENCE N 89˚38' E ALONG SAID BOUNDARY 250 FT, THENCE N 47˚38' W 240 FT, M/L, TO BEGINNING HANIFIN TRACT CONT 0.49 ACS

Tintic Project	221	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-4818	BEGINNING AT THE SW CORNER OF LOT 17, BLK 6, PLAT "A", EUREKA CITY SURVEY, THENCE N 50' W 249.20 FT, THENCE N 18˚41' E 21.10 FT, THENCE S 29˚9' W 49.03 FT, THENCE S 49˚26' W 120.07 FT, THENCE S 49˚32' W 124.80 FT, THENCE S 47˚38' E 85 FT M/L TO S BOUNDARY LINE OF EUREKA CITY SURVEY, THENCE N 89˚38' E ALONG THE S BOUNDARY LINE 150 FT, M/L, TO BEGINNING. HANIFIN TRACT CONT 0.68 ACS
XE00-4836	ALL OF LOT 9, BLK 6, PLAT A, EUREKA CITY SURVEY. CONT 0.77 ACRES

Tax Account	Tax Legal Description
XE00-4837	BEGINNING AT THE SE CORNER OF LOT 10, BLK 6, PLAT "A" OF THE EUREKA CITY SURVEY, THENCE S 29˚09' W 49.03 FT, THENCE S 49˚26' W 120.07 FT, THENCE N 46˚45' W 173 FT M/L TO THE NW CORNER OF OLD BARN YARD, THENCE N 55˚47' E 85 FT, M/L, TO THE SW CORNER OF LOT 11 OF SAID BLK, THENCE N 57˚34' E 117.86 FT, THENCE S 36˚12' E 15.85 FT, THENCE S 34˚47' E 110.81 FT TO BEGINNING. CONT 0.65 ACRES
XE00-4844-1	BEGINNING AT THE NW CORNER OF LOT 14, BLK 6, PLAT "A", EUREKA CITY SURVEY, THENCE N 57˚01' E 60.11 FT, THENCE S 26˚40' E 54 FT, M/L TO A PT ON THE S'RLY BOUNDARY OF SAID LOT 14, WHICH IS 52.38 FT FROM THE SW CORNER OF SAID LOT 14, THENCE S 57˚37' W 52.38 FT TO THE SW CORNER OF SAID LOT 14, THENCE N 34˚47' W 52.88 FT, M/L, TO BEGINNING. CONT 0.07 ACRES
XE00-4845	BEGINNING AT THE NW CORNER OF LOT 15, BLK 6, PLAT "A", EUREKA CITY SURVEY, THENCE N 57˚37' E 106 FT, M/L, TO POINT ON THE N BOUNDARY 20 FT DIST NW'RLY FROM THE CENTER LINE OFTHE MAIN SPUR TRACK OF THE D&RG R/R, THENCE PARALLEL AND 20 FT DISTANT FROM SAID CENTER LINE ON AN 8˚ CURVE SW'RLY ABOUT 56 FT, THENCE S 31˚08' W ABOUT 58 FT TO W BOUNDARY OF SAID LOT, THENCE N 34˚47' W 50 FT, M/L, TO BEGINNING. CONT 0.06 ACS
XE00-4846	BEGINNING AT A PT ON THE S BOUNDAY LINE OF LOT 16, BLK 6, PLAT "A" OF THE EUREKA CITY SURVEY, WHICH PT BEARS S 89˚16' W 25.5 FT FROM THE SW CORNER OF SAID LOT, THENCE N 31˚08' E TO A PT ON THE N BOUNDARY LINE OF SAID LOT, THENCE N 57˚44' E TO THE NE CORNER OF SAID LOT, THENCE S 26˚40' E 109.81 FT TO THE SE CORNER OF SAID LOT, THENCE S 89˚16' W 150.62 FT, M/L, TO BEGINNING. CONT 0.20 ACRES
XE00-4852	ALL OF THE E 1/2 OF LOT 4, BLK 7, PLAT A, EUREKA CITY SURVEY. CONTAINS 0.24 ACRES.
XE00-4856-1	LOTS 6 & 22, BLK 7, PLAT A, EUREKA TOWNSITE SURVEY. ALSO BEGINNING 174.52 FT N OF SW CORNER OF LOT 30, BLK 7, PLAT A, EUREKA TOWNSITE SURVEY, RUNNING THENCE N 30˚32' ALONG ITS WESTERN BOUNDARY 128.67 FT TO NW CORNER OF SAID LOT 30, THENCE N 61˚05' E 228.40 FT, THENCE S 28˚52' E 269.88 FT TO A POINT N 28˚51'29" W 21.94 FT FROM THE SE CORNER OF SAID LOT 30, THENCE S 51˚39'12" E 30.92 FT, THENCE N 30˚32' W 156.09 FT, THENCE N 58˚07' W 190 FT TO BEGINNING. EXCEPT R-O-W OF D.&R.G.R.R. CO. SPUR LESS DEED TO RONALD G BRAY - SURFACE AREA 150 FT SQ LEAVING A BALANCE OF 1.78 AC.
XE00-4858	ALL OF LOT 7, BLK 7, PLAT A, EUREKA CITY SURVEY. CONTAINS 0.39 ACRES. EXCEPT PORTION DEEDED TO "AITKEN" IN B 331, P 761, LEAVING A BALANCE OF 0.02 AC. M/L
XE00-4871	BEGINNING AT THE SW CORNER OF LOT 15, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 57˚27' E 135 FT, THENCE S 35˚01' E 2.97 FT, THENCE S 61˚05' W 135.89 FT TO BEGINNING. CONTAINS 0.01 ACRES.
XE00-4875	BEGINNING AT THE NW CORNER OF LOT 18, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 74˚47' E 132.37 FT, THENCE S 16˚44' E 20 FT M/L TO PT ON E BOUNDARY OF SAID LOT 25 FT DIST NW'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D.& R.G.RR., THENCE PARALLEL TO SAID CENTER LINE S 59˚20' W 130 FT M/L TO W BOUNDARY OF SAID LOT, THENCE N 22˚52' W 55 FT M/L TO BEGINNING. CONT 0.11 AC

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Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-4876	PART OF LOT 19, BLK 7, PLAT A, EUREKA CITY SURVEY, DESCRIBED AS BEGINNING AT A PT ON E BOUNDARY AND 20 FT S 20˚31' E FROM NE CORNER OF LOT 18, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE S 20˚31' E ABOUT 20 FT TO A PT 25 FT DIST NW'LY FROM CENTER LINE OF MAIN SPUR TRACK OF THE D.&R.G.RR., S 59˚20' W ABOUT 2 FT THENCE N 16˚44' W ABOUT 20 FT TO BEGINNING. 0.01AC
XE00-4878	BEGINNING AT THE SW CORNER OF LOT 20, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 61˚05' E 128.5 FT TO SE CORNER OF SAID LOT, N 20˚31' W 12 FT S 59˚20' W 128.5 FT TO A PT ON W LINE OF SAID LOT, S 22˚52' W TO BEGINNING. CONTAINS 0.02 AC
XE00-4880	ALL OF LOT 23, BLK 7, PLAT A, EUREKA CITY SURVEY. CONTAINS 0.17 ACRES.
XE00-4886	BEGINNING AT THE SE CORNER OF LOT 28, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 35˚01'W ABOUT 72 FT TO PT ON THE E BOUNDARY OF SAID LOT 25 FT DISTANT SE'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D.&R.G. RR, THENCE PARALLEL TO SAID CENTER LINE SW'LY, ON A 14˚CURVE ABOUT166 FT TO S BOUNDARY OF LOT, THENCE N 58˚47' E 152 FT M/L TO SE COR, THE PLACE OF BEGINNING. 0.15AC
XE00-4888	BEGINNING AT THE SE CORNER OF LOT 29, BLK 7, PLAT A, EUREKA CITY SURVEY, THENCE N 30˚32' W ABOUT 108 FT TO A PT ON THE E BOUNDARY OF SAID LOT 25 FT DIST SE'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D.&R.G.RR., THENCE PARLLEL TO SAID CENTER LINE S 51˚10' W ABOUT 144 FT, THENCE ON A 14˚ CURVE TO THE LEFT ABOUT 42 FT TO THE W BOUNDARY OF LOT, THENCE S 35˚01' E ABOUT 72 FT TO SW COR, THENCE N 61˚19' E 178.54 FT TO BEGINNING. CONTAINS 0.37 ACRES.
XE00-4890-1	ALL OF LOT 32, BLK 7, PLAT A, EUREKA CITYSURVEY. EXCEPTING THAT PORTION DEEDED TO WILLIE & JENNIE M. LUJAN BY A DEED RECORDED SEPT 15,1971 & FOUND IN BOOK 230, PAGE 593. CONTAINS 0.32 ACRES.
XE00-4894-1	ALL OF LOT 34, BLOCK 7, PLAT "A" OF THE EUREKA CITY SURVEY EXCEPT PORTION DEEDED TO CAMMIE SORENSEN IN BOOK 378, PAGE 363. LEAVING A BALANCE OF 0.11 AC. MORE OR LESS.
XE00-4898	BEGINNING AT THE SE CORNER OF LOT 35, BLK 7, PLAT "A", EUREKA CITY SURVEY, THENCE N 32˚17' W ABOUT 92 FT TO PT ON E BOUNDARY OF SAID LOT, 25 FT DIST SE'LY FROM CENTER LINE OF MAIN SPUR TRACK OF D & R G RR SW'LY ON A 14˚ CURVE PAR'LL TO SAID CENTER LINE ABOUT 80 FT S 6˚25' W ABOUT 44 FT TO S BOUNDARY OF SAID LOT N 60˚35' E 84 FT M/L TO SE CORNER THE POB. 0.10 AC, LESS THAT PORTION OF PARCEL XE 4903-2122 DEEDED TO "WRIGHT" IN B 453, P 170. LEAVING A BALANCE OF 0.09 AC. M/L.
XE00-4899-111	PART OF THE J C MCCHRYSTAL TRACTDESCRIBED AS COM AT THE SE CORNER OF LOT 32, BLK 7, PLAT "A" EUREKA CITY SURVEY THENCE S 700 FT THENCE S 89˚38' W 117.52 FT TO TRUE PT OF BEGINNING, THENCE N 13˚58' E 230.4 FT THENCE W 592 THENCE S 18' E 227 FT THENCE N 89˚38' E 535.2 FT TO BEGINNING. EXCEPT THOSE CERTAIN SURFACE RIGHTS CONVEYED AS DESCRIBED IN B 325 P 350 SERIAL NO. XE-5652-K & B 344 P 201 SERIAL NO. XE-5652-D & B 373 P 765 SERIAL NO. XE-5652-O & B 368 P 272 SERIAL NO. XE-5652-C & B 306 P 613 SERIAL NO. XE-5652-J & B 379 P 807 SERIAL NO. XE-4899-12 & B 386 P 225 SERIAL NO. XE-5652-N & WRIGHT SERIAL NO. XE-6119-O & CARLSON XE-4903-212 B 392 P 656 BALANCE 1.54 AC. ALSO LESS XE4899-112 B 438 P 86. ALSO LESS THAT PORTION OF XE4903-2112 DEEDED TO "WRIGHT" IN B 453 P 170, LEAVING A BALANCE OF 0.75 AC M/L.
XE00-4900	PART OF THE JACKSON C MCCHRYSTAL TRACT DESCRIBED AS COM AT SE CORNER OF LOT 32, BLK 7, PLAT "A ECS THENCE S 73˚50' W 119.57 FT THENCE N 22˚52' W 132.37 FT THENCE S 87˚29' W" 120.72 FT THENCE S 28˚52' E 278.94 FT THENCE N 58˚7' E 179.46 FT THENCE N 10' W 66.1 FT TO BEGINNING. CONT ABOUT 0.740 AC EXCEPT FOR PART DEEDED TO WILLIE & JENNIE LUJAN IN BOOK 230 PAGE 593 AND "AUSTIN IN BOOK 382 PAGE 591 AND "CUNNINGHAM" IN B 386 P 370 LEAVING A BALANCE OF 0.31 AC. M/L

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Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-4901	PART OF J C MC CHRYSTAL TRACT DESCRIBEDAS BEGINNING AT SW CORNER OF LOT 35, BLK 7, PLAT "A" EUREKA CITY SURVEY THENCE S 27˚34' E 265 FT M/L TO PT ON S BDY LINE OF TOWNSITE THENCE N 89˚38' E 47.85 FT TO PT ON S BDY LINE OF TOWNSITE THENCE N 18' W 248.43 FT TO PT 89˚52' W 149.75 FT M OR L TO PT ON S BDY LINE OF LOT 35 THENCE S 60˚35' W 22.84 FT TO BEGINNING. CONT. 0.64 AC EXCEPT SURFACE RIGHTS OF PARCELS AS DESCRIBED IN BOOK 344 PAGE 201 AND BOOK 373 PAGE 765. ALSO LESS THAT PORITON OF XE4903-2122 DEEDED TO "WRIGHT" IN B 453 P 170. LEAVING A BALANCE OF 0.25 AC. M/L.
XE00-4902	PART OF J C MC CHRYSTAL TRACT DESCRIBED AS BEGINNING AT SE CORNER OF LOT 32, BLK 7, PLAT "A" EUREKA CITY SURVEY THENCE S 10' E 699.72 FT TO PT ON S BDY LINE OF TOWNSHIP THENCE N 89˚38' E 22.39 FT TO PT THENCE N 2˚W 700 FT TO BEGINNING. CONT 0.18 ACRES EXCEPT SURFACE RIGHTS CONVEYED TO U.P.& L. CO. ON PORTION THEREOF AND "RILEY" IN BOOK 236 PAGE 357 AND "AUSTIN" IN BOOK 382 PAGE 591 LEAVING A BALANCE OF 0.09 AC.
XE00-4903-2121	PART OF J C MC CHRYSTAL TRACT DESCRIBED AS BEGINNING AT A PT 66.1 FT S 10' E FROM SE CORNER OF LOT 32 BLK 7 PLAT A EUREKA CITY SURVEY FROM SD PT OF BEGINNING S 58˚07' W 179.46 FT TO SE CORNER OF LOT 30 SD BLK, PLAT & SURVEY S 58˚07' W 220 FT TO SE CORNER OF LOT 33 SD BLK, PLAT & SURVEY S 59˚04' W 199.18 FT TO SE CORNER OF LOT 34 SD BLK PLAT & SURVEY THENCE S 60˚26' W 134.64 FT TO SW CORNER OF LOT 34 SD BLK PLAT & SURVEY THENCE N 32˚17' W 77.82 FT TO SE CORNER OF SD LOT 35 THENCE S 60˚35' W 153.34 FT N 89˚52' E 149.75 FT S 18˚ E 21.43 FT E 592 FT S 13˚58' W 230.4 FT N 89˚38' E 117.52 FT N 0˚10' W 633.9 FT TO BEGINNING. EXCEPT THE SURFACE RIGHTS TO THE FOLLOWING AS DESCRIBED IN BOOK 348 PAGE 254 SERIALNO.XE5652-E BOOK 232 PAGE 361 SERIAL NO. XE4903-1 BOOK 344 PAGE 201 SERIAL NO. XE5652-D BOOK 325 PAGE 350 SERIAL NO. XE5652-K BOOK 379 PAGE 807 SERIAL NO. XE4899-12 BOOK 382 PAGE 591 SERIAL NO. XE5388-2 BOOK 386 PAGE 370 SERIAL NO. XE4903-2 BOOK 392 PAGE 656 SERIAL NO. XE4903-212 BOOK 396 PAGE 96 SERIAL NO. XE5388-3 LEAVING A BALANCE OF 1.25 AC. LESS XE4899-112 B 438 P 860. ALSO LESS THAT PORTION OF XE4903-2122 DEEDED TO "WRIGHT" IN B 453 P 170, LEAVING ABALANCE OF 0.50 AC M/L.
XE00-4909	ALL OF LOT 5, BLK 1, PLAT "B" OF THE EUREKA CITY SURVEY. CONT 0.06 ACRES
XE00-4916	BEGINNING 50 FT N 58˚25' W OF THE NE CORNER OF LOT 10, BLK 1, PLAT "B", EUREKA CITY SURVEY, THENCE S ABOUT 21-1/2˚ E TO A POINT ON THE S BOUNDARY LINE OF SAID LOT, THENCE N 61˚39' W 18.37 FT, THENCE N 28˚28' E TO BEGINNING. CONT 0.03 ACRES
XE00-4970	ALL OF LOT 21, BLK 3, PLAT B, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-4990	ALL OF LOT 21, BLK 4, PLAT "B", EUREKA CITY SURVEY. CONTAINS 0.03 AC
XE00-4992	ALL OF LOT 23, BLK 4, PLAT "B", EUREKA CITY SURVEY. CONTAINS 0.03 AC
XE00-5059	BEGINNING AT THE NE CORNER OF LOT 8, BLK 5, PLAT "B", EUREKA CITY SURVEY, THENCE S 10˚48' E 23.01 FT, S 64˚14' W 65 FT M/L, THENCE N 17˚57' W 48 FT, M/L, TO N'LY BOUNDARY LINE, THENCE N 73˚36' E 65 FT TO BEGINNING. NOTE: BOUNDARY LINES DO NOT CONFORM TO OFFICIAL SURVEY BUT DESCRIPTION SAME AS IN DEED TO CHIEF. CONT 0.04 AC
XE00-5069	ALL OF LOT 12, BLK 5, PLAT 'B', EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5072	ALL OF LOT 18, BLK 5, PLAT B, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5080	LOT 11, OF SUB OF LOT 19, BLK 5, PLAT "B", EUREKA CITY SURVEY. CONTAINS 0.11 ACRES.
XE00-5150	ALL OF LOT 13, BLK 6, PLAT "B", EUREKA CITYSURVEY. CONT 0.01 ACRES
XE00-5224	ALL OF LOT 16, BLK 8, PLAT "B", EUREKA CITY SURVEY & A PART OF LOT 21, BLK 8, PLAT "B", EUREKA CITY SURVEY DESCRIBED AS FOLLOWS: BEGINNING AT THE SE CORNER OF SAID LOT 16, THENCE N 20˚58' W 61.82 FT, THENCE S 73˚21' W 43 FT, THENCE S 20˚58' E 67 FT, M/L, TO S'LY LINE OF SAID LOT 21, THENCE N 66˚27' E 43 FT, M/L, TO BEGINNING. CONT 0.18 AC.
XE00-5227	ALL OF LOT 19, BLK 8, PLAT "B", EUREKA CITY SURVEY. CONT 0.045 AC.
XE00-5229	THAT PART OF LOTS 21 & 25, BLK 8, PLAT "B", EUREKA CITY SURVEY, DESCRIBED AS BEGINNING AT A PT N 66˚27' E 30.83 FT FROM SW CORNER SAID LOT 21, THENCE N 66˚27' E 30.83 FT, THENCE N 20˚58' W 67 FT, THENCE N 73˚21' E 11.1 FT, THENCE N 17˚33' W 53.89 FT, THENCE S 63˚22' W 50.19 FT S 23˚21' E ALONG CENTER OF DIVIDING WALL 116.51 FT TO BEGINNING. CONT 0.10 AC.

Tintic Project	224	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-5230	THAT PART OF LOTS 21 & 25, BLK 8, PLAT "B", EUREKA CITY SURVEY DESCRIBED AS BEGINNING AT THE SW CORNER OF SAID LOT 21, THENCE N 66˚27' E 30.83 FT N 23˚21' W ALONG CENTER DIVIDING WALL 116.51 FT TO N SAID OF LOT 25, THENCE S 62˚22' W 14.46 FT TO NW CORNER OF LOT 25, THENCE S 18˚ E 42.73 FT TO SW CORNER OF LOT 25, THENCE S 73˚21' W 12.69 FT TO NW CORNER OF LOT 21 S 5˚26' E 5.11 FT THENCE S 24˚41' E 69.99 FT TO BEGINNING. CONT 0.07AC.
XE00-5232	ALL OF LOT 24, BLK 8, PLAT "B", EUREKA CITY SURVEY. CONT .01 AC.
XE00-5373-111	ALL OF LOTS 13,19 & 22 BLK 3 PLAT CEUREKA CITY SURVEY. CONT 3.8 ACRES M/L EXCEPT PORTION DEEDED IN BOOK 365 PAGE 228 OF THE RECORDS OF JUAB COUNTY ALSO N EXCEPTING THAT PORTION DEEDED TO"WALL" IN BOOK 367 PAGE 918 ALSO EXCEPTING THAT PORITON DEEDED TO "JUDGES" IN BOOK 387 PAGE 187 CONT. 0.16 AC M/L. ALSO LES PORTION DEEDED TO "SMITHS" IN BOOK 400 PAGE 499 (XE-5386-2) LEAVING A BALANCE OF 1.34 AC. LESS PORTION DEEDED TO CUNNINGHAM IN BOOK 405 PAGE 445 (XE -5373-112) LEAVING A BALANCE OF 0.85 AC.
XE00-5374-2111	LOT 23 BLK 3 PLAT C ECS. SURFACE RIGHTSONLY EXCEPTING THAT PORTION DEEDED TO WILLIE & JENNIE M LUJAN BY A DEED RECORDED SEPT 15,1971 FOUND IN BOOK 230 PAGE 593. ALSO EXCEPTING PORTION DEEDEDTO "WALL" IN BOOK 367 PAGE 918 ALSO EXCEPTING PORTION DEEDED TO "JUDGES" IN BOOK 387 PAGE 187 CONT. 0.06 AC. M/L LEAVING A BALANCE OF 0.32 AC.
XE00-5375	ALL OF LOT 20 BLK 3 PLAT C EUREKA CITYSURVEY. CONT 1.07 ACRE
XE00-5378-1	PART OF LOT 24 BLK 3 PLT C ECS DESCRIBEDAS; BEGINNING AT SE CORNER OF LOT 22 SD BLK, PLAT & SURVEY THENCE S 15˚21' E 33 FT THENCE ABOUT N 78˚31' E 53.75 FT TO CENTER OF A WELL THENCE ABOUT 66˚30' E 88.75 FT TO CORNER OF SD LOT 24, NE CORNER OF S'RLY PORTION THEREOF THENCE N 68˚E 188.26 FT THENCE N 36˚14' W 166.56 FT THENCE S 69˚2' W TO NW CORNER OF SD LOT 24 THENCE S15˚21' E 125.77 FT TO BEGINNING. CONT 1.13 AC. LESS ANY PORTION DEEDED IN BOOK 365 PAGE 228 CONT. 0.01 AC. M/L LEAVING A BALANCEOF 1.13 AC. LESS PORTION DEEDED TO SCHOW IN B 411 P 264 (XE -5379-2) LEAVING A BALANCE OF 1.13 AC. ALSO LESS PORTION DEEDED TO "WAHLBERG" IN B 439 P 647, LEAVING A BALANCE OF 0.58 AC.
XE00-5379-11	PART OF LOT 24 BLK 3 PLT C ECS DESCRIBED AS; BEGINNING AT SE CORNER OF LOT 22 SD BLK, PLAT & SURVEY THENCE S 76˚44' W 33.72 FT THENCE S 20˚49' E 387.14 FT THENCE N 48˚11' E 190.35 FT THENCE N 22˚31' W 174.95 FT THENCE S 66˚30' W 50 FT THENCE N 23˚31' W 100 FT THENCE S 66˚30' W38.75 FT TO THE CTR OF A WELL THENCE S 78˚31' W 53.75 FT THENCE N 15˚21' W 33 FT TO BEGINNING. CONT 1.14 ACRES. LESS ANY PORTIONIF ANY DEEDED TO "SILVER TREASURE, INC." IN BOOK 413 P 261 (XE-5386-3) ALSO LESS PORTION DEEDED TO "SCHOW" IN B411 P 264, LEAVING A BALANCE OF 0.51 AC, M/L.
XE00-5380	COM AT A PT 274.9 FT N 22˚31' W OF SE CORNER OF LOT 24 BLK 3 PLAT C ECS THENCE S 66˚30' W 50 FT THENCE S 22˚31' E 100 FT THENCE N 66˚30' E 50 FT THENCE N 23˚31' W 100 FT TO BEGINNING. CONT 0.11 AC. LESS PORTION DEEDEDTO SCHOW IN B 411 P 264 (XE 5379-2) ALSO LESS PORITON DEEDED TO "SCHOW" IN B 442 P 346 (XE 5379-12) LEAVING A BALANCE OF 0.02 AC, M/L.
XE00-5382	BEGINNING AT SW CORNER OF LOT 25, BLK 3, PLAT C, ECS, THENCE N 61˚23' E 156.84 FT THENCE N 26˚10' W 26.64 FT THENCE N 61˚04' E 20 FT THENCE N 29˚ W16.5 FT TO N BDRY LN OF LOT 25 THENCE S 69˚23' W 159 FT M/L TO NW CORNER OF SD LOT 25 THENCE S 14˚29' E 67.73 FT TO BEGINNING. EXCEPT R/R OF W. CONT 0.22
XE00-5386-1	TRACT C, BLK 3, PLAT "C" OF THE EUREKA CITY SURVEY; BEGINNING AT A POINT N 89˚45' W 1334.9 FT FROM SE CORNER OF SAID CITY SURVEY, THENCE N 49˚51' W 126.96 FT, THENCE S 69˚10' W 153 FT, THENCE S 25˚21' E 197.19 FT, THENCE S 69˚2' W 291.15 FT, THENCE S 36˚14' E166.56 FT, THENCE S 68˚W 188.26 FT, THENCE S 22˚31' E 274.95 FT, THENCE S 48˚11' W 190.35 FT, THENCE N 20˚40' W 386.14 FT, THENCE S 76˚44' W 413.78 FT, THENCE S 2˚ E 727.14 FT, THENCE N 89˚38' E 1056.75 FT, THENCE N 8' W 1295.15 FT TO BEGINNING. CONT 22.06 ACRES EXCEPT THOSE CERTAIN SURFACE RIGHTS CONVEYED IN BOOK 367, PAGE 918, LOCATED IN NW'LY CORNER OF PROPERTY HEREIN AND THAT PORTION DEEDED TO UTAH POWER & LIGHT CO. LOCATED IN SW'LY PORTION OF PROPERTY HEREIN. LEAVING A BALANCE OF 20.06 AC. MORE OR LESS. ALSO LESS PORTION DEEDED TO "AUSTIN" AS DESCRIBED IN BOOK 382, PAGE 591, ALSO LESS PORTION DEEDED TO "SMITHS" IN BOOK 400, PAGE 499 (XE-5386-2) LEAVING A BALANCE OF 19.56 AC. ALSO LESS PORTION DEEDED TO SCHOW IN B 411, P 264 (XE 5379-2) LEAVING A BALANCE OF 19.56 AC. LESS PORTION DEEDED TO "SILVER TREASURE INC." IN B 413, P 261, (XE-5386-3) LEAVING A BALANCE OF 19.06 AC. M/L. ALSO LESS ANY PORTION DEEDED TO " EUREKA CITY" IN B 563 P 1269" LEAVING A BALANCE OF 18.97 AC. M/L

Tintic Project	225	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-5388	ALL OF LOTS 1 & 2 BLK 4 PLAT C EUREKACITY SURVEY. CONT 1.01 AC. EXCEPT SURFACE RIGHTS DEEDED TO U.P.& L. CO.AND PORTION DEEDED TO "LUJAN" IN B 230 P 593 AND PORITON DEEDED TO "WALL" IN B367 P 918. AND LESS PORTION DEEDED TO "AUSTIN" IN BOOK 382 PAGE 591 LEAVING A BALANCE OF 0.88 AC. LESS PORTION DEEDED TO "BROCK" IN BOOK396 PAGE 94 PARCEL XE-5388-3 LEAVING A BALANCE OF 0.37 AC.
XE00-5441	THAT PART OF UNNUMBERED TRACT ADJOINING LOTS 12 & 21, BLK 1, PLAT "D". EUREKA CITY SURVEY DESCRIBED AS BEGINNING AT A POINT S 71˚W 35 FT FROM SW CORNER OF SD LOT 12, THENCE N 18˚12' W 125 FT S 58˚17' W 44 FT S 18˚12' E 115 FT, THENCE N 71˚ E TO BEGINNING. CONT 0.12 ACRES JOHN HUGHS TRACT
XE00-5471	THAT PARCEL OF LAND ADJOINING LOT 5, BLK 2, PLAT D, EUREKA CITY SURVEY, DESCRIBED AS FOLLOWS. BEGINNING AT SE CORNER OF EUREKA TOWNSITE, THENCE ALONG S LINE OF SAID TOWNSITE N 89˚45' W 673.36 FT, N 70˚54' E 711.17 FT, S 13' E 235.96 FT TO BEGINNING. CONTAINS 1.82 ACRES.
XE00-5481	LOT 10, BLK 1, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.08 ACRES.
XE00-5529	LOT 26, BLK 2, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.10 ACRES.
XE00-5530	LOT 27, BLK 2, PLAT E, EUREKA CITYSURVEY. CONTAINS 0.10 ACRES.
XE00-5534	LOT 31, BLK 2, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.03 ACRES
XE00-5538	LOT 4, BLK 3, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5560	LOT 23, BLK 3, PLAT E, EUREKA CITY SURVEY. FORMER OWNER NATIONAL HOUSING & FINANCE SYNDICATE.CONT 0.05 AC.
XE00-5572-A	LOT 35, BLK 3, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.09 ACRES.
XE00-5580	LOT 2, BLK 4, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.02 ACRES.
XE00-5588-A	LOT 11, BLK 4, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.04 ACRES.
XE00-5596-A	LOT 19, BLK 4, PLAT E, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-5602-A	SURFACE GROUND OF THE NORTHENCE EXTENSION ZULU, VALLEY & RIDGE MNG. CLAIM, U.S. LOT 231 KNOWN AS TRACT A, BLK 4, PLAT EEUREKA CITY SURVEY. CONT 1.79 ACRES.
XE00-5632	BEGINNING AT THE SE CORNER OF LOT 18, BLK 1, PLAT F, EUREKA CITY SURVEY, FROM WHICH CORNER # 4, LAST CHANCE MNG CLAIM U.S. LOT 261, BEARS S 10˚58' E 460.3 FT, THENCE N 81˚10' W 221.0 FT, N 8˚20' E 8 FT, S 81˚10' E 101 FT, THENCE S 7˚25' W 5 FT S 81˚10' E 120 FT, S 4˚18' W 3 FT TO BEGINNING. CONTAINS 0.03 ACRES.
XE00-5637-A	LOT 23, BLK 1, PLAT F, EUREKA CITY SURVEY, CONTAINS 0.02 ACRES.
XE00-5643-A	LOT 30, BLK 1, PLAT F, EUREKA CITY SURVEY. CONTAINS 0.03 ACRES.
XE00-5643-B	LOTS 31 & 32, BLK 1, PLAT F, EUREKA CITY SURVEY. CONTAINS 0.04 ACRES.
XE00-5650-B	LOT 41, BLK 1, PLAT F, EUREKA CITY SURVEY. CONTAINS 0.01 ACRES.
XE00-6111	BEGINNING 120 FT N OF SE CORNER OF SW 1/4 OF NE 1/4 SEC 18 T 10S R 2W SLM THENCE N 200 FT E 80 FT S 18˚ E 72 FT W 25 FT S 18˚ E 44 FT E 25 FT S 18˚ E 55 FT S 74˚ W 138 FT TO BEGINNING. CONT. 0.43 AC.

Tintic Project	226	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-6113-211	LOT 8 OF SEC 18 T 10S R 2W SLM ALSO ALLOF LOT 7 OF SEC 18 T 10S R 2W SLM EXCEPT ALL OF THE FOLLOWING DESCRIBED PARCELS:
PARCEL XE-5652-P: THAT PORTION OF THE FOLLOWING DESCRIBED PROPERTY LYING E OF THE E 1/16 LINE OF SEC 18, T 10S, R 2W, SLM. BEGINNING AT A POINT ON THE E BNDRY LINE OF EUREKA CITY WHICH IS S 0˚13' E 1355 FTFROM THE NE CORNER OF THE NW QTR OF THE NE 1/4 OF SEC 18, T10S,R 2W, SLB&M, THENCE S 47˚58' W 398.84 FT,THENCE N 0˚13' W 871.20 FT, THENCE N 47˚58' E 56.40 FT, THENCE N 0˚13' W 632 FT,THENCE N 89˚47' E 700.50 FT, THENCE S 0˚13' E 871.20 FT, THENCE S 47˚58' W 601.16 FT TOP.O.B. CONTAINING A BALANCE OF 10.99 AC. PARCEL XE-6118-A: A TRIANGLE TRACT OR PARCEL OF LAND WITHIN THE E 1/2 OF THE NE 1/4 OF SEC 18, T 10S, R 2W, SLM. DESCRIBED AS FOLLOWS; COM AT THE NE CORNER OF SAID SEC 18, THENCE S 38˚52' W 1155.4 FT, THENCE S 50˚08' W 183.52 FT TO THE TRUE POINT OF BEGINNING OF THE LAND DESCRIBED HEREIN, SAID POINT OF BEGINNING. BEING LOCATED AT THE INTERSECTION OF THEE LINE OF D&RG WESTERN R.R. CO'S STATION GROUNDS OF ITS TINTIC BRANCH AT KNIGHTVILLE, JUAB COUNTY WITHENCE THE SE'LY R-O-W LINE OF U.S. HWY # 6, THENCE S 0˚22' E 610 FT, THENCE N 39˚52' W 456.01 FT TO A POINT IN SAID SE'LY R-O-W LINE OF US HWY # 6, THENCE N 47˚58' E ALONG SAID R-O-W LINE 388.29 FT TO TRUE POINT OF BEGINNING. CONT 2 ACRES M/L.

PARCEL XE-6113-22: SURFACE RIGHTS ONLY; BEGINNING AT THE NE CORNER OF LEASED PREMISES, IDENTICAL WITHENCE THE NW CORNER OF UTAH STATE ROAD COMMISSION'S PROPERTY, WHENCE THE CORNER TO SECS 7,8,17,&18, T 10S, R 2W, SLM.BEARS N 40˚20-1/2' E, 1327.5 FT & RUNNING THENCE S 39˚52' E (FOLLOWING THE DIRECTION OF THE W'LY SIDE LINE OF THE UTAH STATE ROAD COMMISSION'S PROPERTY) 225 FT, THENCE S 50˚08' W 190 FT M/L TO A POINT ON E'LY BNDY OF THE D.&R.G.W.R.R. CO.STATION SITE; THENCE N 0˚22' W ALONG SD BNDY OF THE D.&R.G.W.R.R. CO. STATION SITETO ITS INTERSECTION WITHENCE THE PROJECTION, SW'LY OF THE N'LY BOUNDARY OF THE UTAH STATE ROAD COMMISSION'S PROPERTY; THENCE N 50˚08' E 8 FT M/L TO THE PLACE OF BEGINNING. CONT.0.49 AC

PARCEL XF-6113-1: SURFACE ONLY OF A PORTION OF LOT 7 OF SEC 18, T 10S, R 2W, SLM DESCRIBED AS FOLLOWS BEGINNING AT A POINT WHICH IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SAID SEC 18, THENCE S 38˚13' E 175 FT S 51˚47' W 175 FT N 38˚13' W 175 FT N 51˚47' E 175 FT TO BEGINNING. CONT 0.6 AC. STATE ROAD EQUIPMENT SHED #73 EUREKA. PARCEL XF-6113-3: BEGINNING AT A POINT INDENTICAL WITHENCE THE N'LY CORNER WHICH POINT IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SEC 18, T 10S, R 2W, SLM & RUNNING THENCE N 40˚28' E 25.5 FT, THENCE S 38˚13' E 405 FT, THENCE S 51˚47' W 200 FT, THENCE N 38˚13' W 225 FT TO THE S'LY CORNER OF SAID AREA HERETOFORE QUITCLAIMED BY GRANTOR TO GRANTEE HEREIN ,THENCE FOLLOWING THE BOUNDARY OF SAID AREA N 51˚47' E 175 FT, THENCE N 38˚13' W 175 FT TO BEGINNING. CONT 1.03 AC.
PARCEL XF-6111: BEGINNING 120 FT N OF SE CORNER OF SW 1/4 OF THE NE 1/4 SEC 18, T 10S, R 2W, SLM, THENCE N 200 FT E 80 FT S 18˚ E 72 FT W 25 FT S 18˚ E 44 FT E 25 FT S 18˚ E 55 FT S 74˚W 138 FT TO BEGINNING. CONT. 0.43 AC. PARCEL XF-6114: COM ON S SIDE LINE OF LOT 8 SEC 18 T 10S R 2W SLM WHERE E SIDELINE OF SMUGGLER LODE SURVEY #3347 CROSSES SAID S SIDE LINE THENCE N 29˚35' E 200 FT S 88˚27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODE LOT # 4196 THENCE S 32˚ W ABOUT 220 FT ALONG W SIDE SD VULCAN LODE TO S LINE OF DS LOT 8, THENCE W ABOUT 30 FT TO BEGINNING. CONT 0.115 AC
PARCEL XF-6115: UNDERGROUND RIGHTS ONLYTO FOLLOWING COM AT SW CORNER OF LOT 8 SEC 18 T 10S R 2W SLM THENCE N 12˚ W 32.61 FT N28˚24' E 675.45 FT S 1˚02' E 168.7 FT S 29˚35' W 527.09 FT N 89˚46' W 63.07 FTTO BEGINNING. ALSO COM AT CORNER #1 SMUGGLER LODESURVEY #3347 THENCE S 29˚35' W ALONG E SIDESAID SMUGGLER LODE 318.8 FT S 88˚27' E 30 FT TO W SIDE LINE VULCAN LODE LOT#4196 THENCE N 31˚21' E 306.4 FT N 88˚27' W 55.9 FT TO BEGINNING. CONT 1.36 AC. CONTAINING IN ALL 37.53 ACRES MORE OR LESS. ALSO LESS PROPERTY DEEDED IN BOOK 534 PAGE 332 TO JUAB SPECIAL SERVICE FIRE DISTRICT DESCRIBED AS: BEGINNINGINNING AT THE NORTHWEST CORNER OF THE EUREKA POSTAL ENTERPRISES PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 381, PAGE 283, WHICH IS NORTHENCE 01°14'30" EAST ALONG THE SECTION LINE 1368.21 FEET AND WEST 1145.78 FEET FROM THE SOUTHEAST CORNER OF THE NORTHEAST QUARTER OF SECTION 18, TOWNSHIP 10 SOUTH, RANGE 2 WEST, SALT LAKE BASE AND MERIDIAN, THENCE SOUTHENCE 37.27'27" EAST 242.78 FEET ALONG THE WEST LINE OF SAID EUREKA POSTAL ENTERPRISES PARCEL AND THE CLEO JUDGE PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 518, PAGE 877, THENCE SOUTHENCE 50.22'37" WEST 352.95 FEET, THENCE NORTHENCE 02O30'39" EAST 178.51 FEET TO A 125.00 FOOT RADIUS CURVE TO THE LEFT, THENCE ALONG SAID CURVE 91.92 FEET, WITHENCE A CHORD OF NORTHENCE 18°33'22" WEST 89.86 FEET, THENCE NORTHENCE 39°37'23" WEST 26.36 FEET TO THE SOUTHENCE LINE OF U.S. HIGHWAY 6, THENCE NORTHENCE 50°22'37" EAST ALONG SAID SOUTHENCE LINE 210 FEET TO THE POINT OF BEGINNINGINNING LEAVING A BALANCE OF 35.53 AC. M/L.

Tintic Project	227	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
ALSO EXCEPTING, QUARTER: NE S 18 T 10S R 2W A PARCEL OF LAND FOR SURFACE RIGHTS, BEING PART OF AN ENTIRE TRACT OF PROPERTY, SITUATE IN PATENTED MINING CLAIM ANACONDA, SURVEY NO. 3519 AND IN LOT 7 OF SECTION 18, T 10S, R 2W, S.L.B. & M. THE BOUNDARIES OF SAID PARCEL OF LAND ARC DESCRIBED AS FOLLOWS:

BEGINNINGINNING ON THE SOUTHEASTERLY RIGHT OF WAY LINE OF AN EXISTING HIGHWAY KNOWN AS U.S. HIGHWAY 6, AND AT THE NORTHEASTERLY CORNER OF THAT PROPERTY QUIT CLAIIMED BY THE GRANTOR IN THAT DEED RECORDED AS ENTRY NO. 13496, IN BOOK 1828 AT PAGE 25 IN THE OFFICE OF THE UTAH COUNTY RECORDER, AT A POINT 1129.90 FT., S 40˚31'00" W 50.57 FT. S 38˚13'00" E AND 123.08 FT. N 49˚46'00" E FROM THE NORTHEAST CORNER OF SAID SECTION 18 AND RUNNING THENCE N 49˚46'00" E 150.09 FT ALONG SAID SOUTHEASTERLY RIGHT OR WAY LINE; THENCE S 38˚13'00" E 479.71 FT; THENCE S 51˚47'00" W 473.00 FT; THENCE N 38˚13'00" W 115.67 FT; THENCE N 51˚47'00" E 323.00 FT; THENCE N 38˚13'00" W, 358.76 FT TO THE POINT OF BEGINNINGINNING. THE ABOVE DESCRIBED PARCEL OF LAND CONTAINS 108.896 SQARE FEET OR AREA OR 2.50 ACRES. LEAVING A BALANCE OF 33.03 AC M/L
XE00-6113-211 (Continued)	PARCEL XF-6113-1: SURFACE ONLY OF A PORTION OF LOT 7 OF SEC 18, T 10S, R 2W, SLM DESCRIBED AS FOLLOWS BEGINNING AT A POINT WHICH IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SAID SEC 18, THENCE S 38˚13' E 175 FT S 51˚47' W 175 FT N 38˚13' W 175 FT N 51˚47' E 175 FT TO BEGINNING. CONT 0.6 AC. STATE ROAD EQUIPMENT SHED #73 EUREKA. PARCEL XF-6113-3: BEGINNING AT A POINT INDENTICAL WITHENCE THE N'LY CORNER WHICH POINT IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SEC 18, T 10S, R 2W, SLM & RUNNING THENCE N 40˚28' E 25.5 FT, THENCE S 38˚13' E 405 FT, THENCE S 51˚47' W 200 FT, THENCE N 38˚13' W 225 FT TO THE S'LY CORNER OF SAID AREA HERETOFORE QUITCLAIMED BY GRANTOR TO GRANTEE HEREIN ,THENCE FOLLOWING THE BOUNDARY OF SAID AREA N 51˚47' E 175 FT, THENCE N 38˚13' W 175 FT TO BEGINNING. CONT 1.03 AC.
PARCEL XF-6111: BEGINNING 120 FT N OF SE CORNER OF SW 1/4 OF THE NE 1/4 SEC 18, T 10S, R 2W, SLM, THENCE N 200 FT E 80 FT S 18˚ E 72 FT W 25 FT S 18˚ E 44 FT E 25 FT S 18˚ E 55 FT S 74˚W 138 FT TO BEGINNING. CONT. 0.43 AC. PARCEL XF-6114: COM ON S SIDE LINE OF LOT 8 SEC 18 T 10S R 2W SLM WHERE E SIDELINE OF SMUGGLER LODE SURVEY #3347 CROSSES SAID S SIDE LINE THENCE N 29˚35' E 200 FT S 88˚27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODE LOT # 4196 THENCE S 32˚ W ABOUT 220 FT ALONG W SIDE SD VULCAN LODE TO S LINE OF DS LOT 8, THENCE W ABOUT 30 FT TO BEGINNING. CONT 0.115 AC

Tintic Project	228	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-6113-211 (Continued)	PARCEL XF-6115: UNDERGROUND RIGHTS ONLY TO FOLLOWING COM AT SW CORNER OF LOT 8 SEC 18 T 10S R 2W SLM THENCE N 12˚ W 32.61 FT N28˚24' E 675.45 FT S 1˚02' E 168.7 FT S 29˚35' W 527.09 FT N 89˚46' W 63.07 FTTO BEGINNING. ALSO COM AT CORNER #1 SMUGGLER LODESURVEY #3347 THENCE S 29˚35' W ALONG E SIDESAID SMUGGLER LODE 318.8 FT S 88˚27' E 30 FT TO W SIDE LINE VULCAN LODE LOT#4196 THENCE N 31˚21' E 306.4 FT N 88˚27' W 55.9 FT TO BEGINNING. CONT 1.36 AC. CONTAINING IN ALL 37.53 ACRES MORE OR LESS. ALSO LESS PROPERTY DEEDED IN BOOK 534 PAGE 332 TO JUAB SPECIAL SERVICE FIRE DISTRICT DESCRIBED AS: BEGINNINGINNING AT THE NORTHWEST CORNER OF THE EUREKA POSTAL ENTERPRISES PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 381, PAGE 283, WHICH IS NORTHENCE 01°14'30" EAST ALONG THE SECTION LINE 1368.21 FEET AND WEST 1145.78 FEET FROM THE SOUTHEAST CORNER OF THE NORTHEAST QUARTER OF SECTION 18, TOWNSHIP 10 SOUTH, RANGE 2 WEST, SALT LAKE BASE AND MERIDIAN, THENCE SOUTHENCE 37.27'27" EAST 242.78 FEET ALONG THE WEST LINE OF SAID EUREKA POSTAL ENTERPRISES PARCEL AND THE CLEO JUDGE PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 518, PAGE 877, THENCE SOUTHENCE 50.22'37" WEST 352.95 FEET, THENCE NORTHENCE 02O30'39" EAST 178.51 FEET TO A 125.00 FOOT RADIUS CURVE TO THE LEFT, THENCE ALONG SAID CURVE 91.92 FEET, WITHENCE A CHORD OF NORTHENCE 18°33'22" WEST 89.86 FEET, THENCE NORTHENCE 39°37'23" WEST 26.36 FEET TO THE SOUTHENCE LINE OF U.S. HIGHWAY 6, THENCE NORTHENCE 50°22'37" EAST ALONG SAID SOUTHENCE LINE 210 FEET TO THE POINT OF BEGINNINGINNING LEAVING A BALANCE OF 35.53 AC. M/L.ALSO EXCEPTING, QUARTER: NE S 18 T 10S R 2W A PARCEL OF LAND FOR SURFACE RIGHTS, BEING PART OF AN ENTIRE TRACT OF PROPERTY, SITUATE IN PATENTED MINING CLAIM ANACONDA, SURVEY NO. 3519 AND IN LOT 7 OF SECTION 18, T 10S, R 2W, S.L.B. & M. THE BOUNDARIES OF SAID PARCEL OF LAND ARC DESCRIBED AS FOLLOWS:
XE00-6113-211 (Continued)

BEGINNING ON THE SOUTHEASTERLY RIGHT OF WAY LINE OF AN EXISTING HIGHWAY KNOWN AS U.S. HIGHWAY 6, AND AT THE NORTHEASTERLY CORNER OF THAT PROPERTY QUIT CLAIIMED BY THE GRANTOR IN THAT DEED RECORDED AS ENTRY NO. 13496, IN BOOK 1828 AT PAGE 25 IN THE OFFICE OF THE UTAH COUNTY RECORDER, AT A POINT 1129.90 FT., S 40˚31'00" W 50.57 FT. S 38˚13'00" E AND 123.08 FT. N 49˚46'00" E FROM THE NORTHEAST CORNER OF SAID SECTION 18 AND RUNNING THENCE N 49˚46'00" E 150.09 FT ALONG SAID SOUTHEASTERLY RIGHT OR WAY LINE; THENCE S 38˚13'00" E 479.71 FT; THENCE S 51˚47'00" W 473.00 FT; THENCE N 38˚13'00" W 115.67 FT; THENCE N 51˚47'00" E 323.00 FT; THENCE N 38˚13'00" W, 358.76 FT TO THE POINT OF BEGINNINGINNING. THE ABOVE DESCRIBED PARCEL OF LAND CONTAINS 108.896 SQARE FEET OR AREA OR 2.50 ACRES. LEAVING A BALANCE OF 33.03 AC M/L

PARCEL XF-6113-1: SURFACE ONLY OF A PORTION OF LOT 7 OF SEC 18, T 10S, R 2W, SLM DESCRIBED AS FOLLOWS BEGINNING AT A POINT WHICH IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SAID SEC 18, THENCE S 38˚13' E 175 FT S 51˚47' W 175 FT N 38˚13' W 175 FT N 51˚47' E 175 FT TO BEGINNING. CONT 0.6 AC. STATE ROAD EQUIPMENT SHED #73 EUREKA. PARCEL XF-6113-3: BEGINNING AT A POINT INDENTICAL WITHENCE THE N'LY CORNER WHICH POINT IS S 40˚31' W 1155.4 FT FROM THE NE CORNER OF SEC 18, T 10S, R 2W, SLM & RUNNING THENCE N 40˚28' E 25.5 FT, THENCE S 38˚13' E 405 FT, THENCE S 51˚47' W 200 FT, THENCE N 38˚13' W 225 FT TO THE S'LY CORNER OF SAID AREA HERETOFORE QUITCLAIMED BY GRANTOR TO GRANTEE HEREIN ,THENCE FOLLOWING THE BOUNDARY OF SAID AREA N 51˚47' E 175 FT, THENCE N 38˚13' W 175 FT TO BEGINNING. CONT 1.03 AC.
[See tax description for more details]

XE00-6113-211 (Continued)	PARCEL XF-6111: BEG 120 FT N OF SE COR OF SW 1/4 OF THE NE 1/4 SEC 18, T 10S, R 2W, SLM, TH N 200 FT E 80 FT S 18` E 72 FT W 25 FT S 18` E 44 FT E 25 FT S 18` E 55 FT S 74`W 138 FT TO BEGINNING. CONT. 0.43 AC. PARCEL XF-6114: COM ON S SIDE LINE OF LOT 8 SEC 18 T 10S R 2W SLM WHERE E SIDELINE OF SMUGGLER LODE SURVEY #3347 CROSSES SAID S SIDE LINE TH N 29`35' E 200 FT S 88`27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODE LOT # 4196 TH S 32` W ABOUT 220 FT ALONG W SIDE SD VULCAN LODE TO S LINE OF DS LOT 8, TH W ABOUT 30 FT TO BEGINNING. CONT 0.115 AC

Tintic Project	229	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
XE00-6113-211 (Continued)	PARCEL XF-6115: UNDERGROUND RIGHTS ONLYTO FOLLOWING COM AT SW COR OF LOT 8 SEC 18 T 10S R 2W SLM TH N 12` W 32.61 FT N28`24' E 675.45 FT S 1`02' E 168.7 FT S 29`35' W 527.09 FT N 89`46' W 63.07 FTTO BEGINNING. ALSO COM AT COR #1 SMUGGLER LODESURVEY #3347 TH S 29`35' W ALONG E SIDESAID SMUGGLER LODE 318.8 FT S 88`27' E 30 FT TO W SIDE LINE VULCAN LODE LOT#4196 TH N 31`21' E 306.4 FT N 88`27' W 55.9 FT TO BEGINNING. CONT 1.36 AC. CONTAINING IN ALL 37.53 ACRES MORE OR LESS. ALSO LESS PROPERTY DEEDED IN BOOK 534 PAGE 332 TO JUAB SPECIAL SERVICE FIRE DISTRICT DESCRIBED AS: BEGINNING AT THE NORTHWEST CORNER OF THE EUREKA POSTAL ENTERPRISES PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 381, PAGE 283, WHICH IS NORTH 01°14'30" EAST ALONG THE SECTION LINE 1368.21 FEET AND WEST 1145.78 FEET FROM THE SOUTHEAST CORNER OF THE NORTHEAST QUARTER OF SECTION 18, TOWNSHIP 10 SOUTH, RANGE 2 WEST, SALT LAKE BASE AND MERIDIAN, THENCE SOUTH 37.27'27" EAST 242.78 FEET ALONG THE WEST LINE OF SAID EUREKA POSTAL ENTERPRISES PARCEL AND THE CLEO JUDGE PARCEL ON RECORD IN THE JUAB COUNTY RECORDERS OFFICE IN BOOK 518, PAGE 877,
XE00-6113-211 (Continued)

 THENCE SOUTH 50.22'37" WEST 352.95 FEET, THENCE NORTH 02O30'39" EAST 178.51 FEET TO A 125.00 FOOT RADIUS CURVE TO THE LEFT, THENCE ALONG SAID CURVE 91.92 FEET, WITH A CHORD OF NORTH 18°33'22" WEST 89.86 FEET, THENCE NORTH 39°37'23" WEST 26.36 FEET TO THE SOUTH LINE OF U.S. HIGHWAY 6, THENCE NORTH 50°22'37" EAST ALONG SAID SOUTH LINE 210 FEET TO THE POINT OF BEGINNING LEAVING A BALANCE OF 35.53 AC. M/L.

ALSO EXCEPTING, QUARTER: NE S 18 T 10S R 2W A PARCEL OF LAND FOR SURFACE RIGHTS, BEING PART OF AN ENTIRE TRACT OF PROPERTY, SITUATE IN PATENTED MINING CLAIM ANACONDA, SURVEY NO. 3519 AND IN LOT 7 OF SECTION 18, T 10S, R 2W, S.L.B. & M. THE BOUNDARIES OF SAID PARCEL OF LAND ARC DESCRIBED AS FOLLOWS:

XE00-6113-211 (Continued)	BEGINNING ON THE SOUTHEASTERLY RIGHT OF WAY LINE OF AN EXISTING HIGHWAY KNOWN AS U.S. HIGHWAY 6, AND AT THE NORTHEASTERLY CORNER OF THAT PROPERTY QUIT CLAIIMED BY THE GRANTOR IN THAT DEED RECORDED AS ENTRY NO. 13496, IN BOOK 1828 AT PAGE 25 IN THE OFFICE OF THE UTAH COUNTY RECORDER, AT A POINT 1129.90 FT., S 40`31'00" W 50.57 FT. S 38`13'00" E AND 123.08 FT. N 49`46'00" E FROM THE NORTHEAST CORNER OF SAID SECTION 18 AND RUNNING THENCE N 49`46'00" E 150.09 FT ALONG SAID SOUTHEASTERLY RIGHT OR WAY LINE; THENCE S 38`13'00" E 479.71 FT; THENCE S 51`47'00" W 473.00 FT; THENCE N 38`13'00" W 115.67 FT; THENCE N 51`47'00" E 323.00 FT; THENCE N 38`13'00" W, 358.76 FT TO THE POINT OF BEGINNING. THE ABOVE DESCRIBED PARCEL OF LAND CONTAINS 108.896 SQARE FEET OR AREA OR 2.50 ACRES. LEAVING A BALANCE OF 33.03 AC M/L
XE00-6114	COM ON S SIDE LINE OF LOT 8, SEC 18, T 10S, R 2W, SLM, WHERE E SIDE LINE OF SMUGGLER LODE SURVEY # 3347 CROSSES SAID S SIDELINE, THENCE N 29˚35' E 200 FT S 88˚27' E ABOUT 30 FT TO W SIDE LINE VALCAN LODELOT # 4196 THENCE S 32˚ W ABOUT 22O FT ALONG W SIDE SD VULCAN LODE TO S LINE OF SAID LOT 8, THENCE W ABOUT 30 FT TO BEGINNING. CONT 0.115 A
XE00-6115	UNDERGROUND RIGHTS ONLY TO FOLLOWING: COM AT SW CORNER OF LOT 8, SEC 18, T 10S, R 2W, SLM, THENCE N 12' W 32.61 FT N 28˚24' E 675.45 FT S 1˚02' E 168.7 FT S 29˚35' W 527.09 FT N 89˚46' W 63.07 FT TO BEGINNING. ALSO COM AT CORNER # 1 SMUGGLER LODE SURVEY # 3347 THENCE S 29˚35' W ALONG E SIDE SAID SMUGGLER LODE 318.8 FT S 88˚27' E 30 FT TO W SIDE LINE VULCAN LODE LOT # 4196 THENCE N 31˚21' E 306.4 FT N 88˚27' W 55.9 FT TO BEGINNING. CONT 1.36 AC.
XF00-6115-A	LOTS 26, 27 OF SEC 18, T 10S, R 2W, SLM. CONT 3.18 AC.
XF00-5690	ALL OF LOTS 1 & 2 BLOCK C, O.S.L. PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY. CONT. 0.23 AC.

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Osisko Development Corp.

Tax Account	Tax Legal Description
XF00-5740	ALL OF LOT 12, BLK H, ROBINSON TOWNSITE MAMMOTH CITY SURVEY AND ALL OF LOT 13, BLK H, OSL PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.30 ACS
XF00-5741	ALL OF LOTS 14 & 15 AND THE S 20 FT OFLOT 17, BLOCK H, OSL PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.33 ACS
XF00-5744	ALL OF LOTS 18 & 19 BLK H, ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.25 ACS
XF00-5745	ALL OF LOTS 20 & 21 BLK H, ROBINSON TOWNSITE MAMMOTH CITY SURVEY AND ALL OF LOTS 22 & 23, BLK H, OSL PLAT & ROBINSON TOWNSITE MAMMOTH CITY SURVEY CONT 0.43 A
XF00-5963-MINERAL	ALL MINERALS, INCLUDING OIL AND GAS, WITHTHE RIGHT TO ENTER UPON SAID SURFACE AT ANY TIME FOR THE PURPOSE OF DRILLING, SINKING SHAFTS, ERECTING MINE BUILDINGS, ERECTING DUMPS, BUILDING ROADS AND UTILIZING THE SURFACE AREA FOR SHAFTS AND MINE BUILDINGS, NOT TO EXCEED FIVE HUNDRED FEET IN DIAMETER FOR ANY SINGLE SURFACE OPENING. ON THE FOLLOWING DESCRIBEDPROPERTY: LOTS 2,4, 5, 6,7,8 & 9, SEC 25, T10S, R3W, SLM, MAMMOTH CITY, CONT 133.10 ACS
XF00-5965-MINERAL	ALL MINERALS, INLUDING OIL & GAS, WITH THE RIGHT TO ENTER UPON SAID SURFACE AT ANY TIME FOR THE PURPOSE OF DRILLING, SINKING SHAFTS, ERECTING MINE BUILDINGS, ERECTING DUMPS, BUILDING ROADS AND UTILIZING THE SURFACE AREA FOR SHAFTS AND MINE BUILDINGS, NOT TO EXCEED FIVE HUNDRED FEET IN DIAMETER FOR ANY SINGLE SURFACE OPENING. ON THE FOLLOWING DESCRIBED PROPERTY: THE N 1/2 OF SE 1/4, THE SE 1/4 OF NE 1/4, THE W 1/2 OF NE 1/4, & LOT 1 SEC 26, T10S, R3W, SLM, CONT 234 AC. IN MAMMOTHCITY ALSO: ALL OF THE NW 1/4, THE NE 1/4 OF THE SW 1/4 AND ALL OF LOT 2 OF SEC 26, T10S, R3W, SLM, CONT 235.59 ACS LESS 1.05 AC FOR ST RD & LESS 26.21 AC FOR PROJECTS-173 TOTAL ACS 442.33
XF00-5995-12	LOT 7 BLOCK 5 SILVER CITY SURVEY. CONT.0.057 AC.
XF00-6126-F	LOT 14 OF SEC 13, T10S, R3W, SLM CONT 2.17
XF00-6150-MINERAL	ALL MINERALS, INCLUDING OIL & GAS, WITH THE RIGHT TO ENTER UPON SAID SURFACE AT ANY TIME FOR THE PURPOSE OF DRILLING, SINKING SHAFTS, ERECTING MINE BUILDINGS, ERECTING DUMPS, BUILDING ROADS AND UTILIZING THE SURFACE AREA FOR SHAFTS AND MINE BUILDINGS, NOT TO EXCEED FIVE HUNDRED FEET IN DIAMETER FOR ANY SINGLE SURFACE OPENING AFFECTING THE FOLLOWING DESCRIBED PROPERTY: THE E 1/2 OF NE 1/4 OF SEC 22, T10S, R3W, SLM. CONT. 80 AC.
XF00-6152-1 MINERAL	ALL OF THE SURFACE RIGHTS GRANTED IN B 325 P 317 AFFECTING THE FOLLOWING DESCRIBED PROPERTY: SW 1/4, W 1/2 OF SE 1/4, SW 1/4 OF NE 1/4, NE 1/4 OF SE 1/4 & LOT 3 OF SEC 23, T 10S, R 3W, SLM. EXCEPT A CIRCULAR PLOT OF GROUND, 700 FT IN DIAMETER THE CENTER OF WHICH BEARS FROM THE W 1/4 OF SAID SEC 23 S 45˚04' E 1587.3 FT. LEAVING A BALANCE OF 334.34 AC.
XF00-6291	BEGINNING 1320 FT S OF NE CORNER OF SEC 28, T 11S, R 3W, SLM, THENCE W 750 FT, S 1320 FT, E 750 FT, N 1320 FT TO BEGINNING. CONTAINS 22.50 ACRES.

Tax Account	Tax Legal Description
35 104 0007	COMMENCING S 83 FT & E 33 FT FROM NW 1/4 COR. SEC. 13, T10S, R2W, SLB&M.; S 637 FT; E 68.78 FT; N 0 DEG 20' 7" W 564.91 FT; E 330 FT; E 4619.69 FT; E 330 FT; N 88 DEG 54' 27" E 330 FT; S 1 DEG 5' 34" E 50 FT; S 88 DEG 54' 27" W 298.12 FT; S 0 DEG 11' 55" W 515.53 FT; E 2510.8 FT; N 660 FT; W 7590 FT; S 23 FT; W 297 FT TO BEGINNING. AREA 50.140 AC. ALSO PART LOT 1, PLAT A, BRONSON SUB DESCRIBED AS FOLLOWS; COMMENCING N 4640.84 FT & W 8053.74 FT FROM S 1/4 COR. SEC. 18, T10S, R1W, SLB&M.; W 33 FT; N 0 DEG 20' 7" W 564.919 FT; E 330 FT; S 50 FT; W 296.71 FT; S 0 DEG 20' 7" E 514.91 FT TO BEGINNING. AREA 0.770 AC. ALSO PART LOT 2, PLAT A, BRONSON SUB DESCRIBED AS FOLLOWS: COMMENCING N 4640.84 FT & W 2845.31 FT FROM S 1/4 COR. SEC. 18, T10S, R1W, SLB&M.; W 5208.43 FT; N 0 DEG 20' 7" W 514.91 FT; E 296.71 FT; N 50 FT; E 4619.69 FT; S 50 FT; E 296.83 FT; S 0 DEG 11' 55" W 514.91 FT TO BEGINNING. AREA 66.900 AC. ALSO PART LOT 3, PLAT A, BRONSON SUB DESCRIBED AS FOLLOWS: COMMENCING N 4640.84 FT & W 2812.32 FT FROM S 1/4 COR. SEC. 18, T10S, R1W, SLB&M.; W 33 FT; N 0 DEG 11' 55" E 514.91 FT; W 296.83 FT; N 50 FT; E 330 FT; S 0 DEG 11' 55" W 564.91 FT TO BEGINNING. AREA 0.770 AC. TOTAL AREA 118.58 AC.

Tintic Project	231	January 27, 2023

Osisko Development Corp.

Tax Account	Tax Legal Description
61 046 0001	ALL OF SEC. 32, T9S, R2W, SLB&M. AREA 345.063 AC
61 094 0019	NW 1/4 OF NW 1/4 SEC. 17 LESS: PARCEL 18, DEED 10578-70 DESCRIBED AS FOLLOWS; COM S 49.15 FT & E 1.16 FT FR NW COR. SEC. 17, T10S R1W SLB&M.; N 89 DEG 6' 0" E 836.95 FT; S 8 DEG 6' 0" E 1299.33 FT; S 89 DEG 15' 39" W 989.73 FT; N 1 DEG 20' 54" W 1286.34 FT TO BEG. AREA 26.997 AC. ALSO COM S 1 DEG 33' 0" E 1330 FT FR NW COR. SEC. 17, T10S R1W SLB&M.; S 1 DEG 33' 0" E 584.7 FT; S 85 DEG 15' 0" E 1069.3 FT; N 8 DEG 6' 0" W 695.4 FT; S 89 DEG 6' 0" W 983.6 FT TO BEG. AREA 14.922 AC. TOTAL AREA 41.919 AC.
61 095 0003	COM S 49.99 FT & E 1.18 FT FR NE COR. SEC. 18 T10S R1W SLB&M.; S 1 DEG 20' 54" E 2621.02 FT; N 89 DEG 41' 9" W 2659.18 FT; N 1 DEG 33' 18" W 2583.85 FT; N 89 DEG 30' 36" E 1986.5 FT; S 95.83 FT; N 89 DEG 3' 30" E 100 FT; S 0 DEG 28' 15" E 1.64 FT; N 89 DEG 3' 30" E 100 FT; N 95.9 FT; N 89 DEG 30' 36" E 481.19 FT TO BEG. AREA 158.634 AC.
61 119 0001	SW 1/4 OF SE 1/4 SEC 5, T10S, R2W, SLM; SE 1/4 OF SE 1/4 OF SD SEC. AREA 80 ACRES.
61 120 0001	LOT 5 (UTAH COUNTY PORTION) SEC. 7, T10S, R2W, SLB&M. AREA 26.122 AC. ALSO N 1/2 OF SE 1/4 (UTAH COUNTY PORTION) SEC. 7, T10S, R2W, SLB&M. AREA 55.200 AC. TOTAL AREA 81.322 AC.
61 120 0002	COMMENCING W 300 FT FROM SE 1/4 COR. SEC. 7, T10S, R2W, SLB&M.; N 440 FT; W 297 FT; S 440 FT; E 297 FT TO BEGINNING. AREA 3.006 AC.
61 120 0003	COMMENCING AT SE 1/4 COR. SEC. 7, T10S, R2W, SLB&M.; N 440 FT; W 297 FT; S 440 FT; E 297 FT TO BEGINNING. AREA 3.011 AC.
61 121 0001	COMMENCING AT NW COR OFSEC 8, T10S, R2W, SLM; S ALONG SEC LINE 5280 FT; E ALONG SEC LINE 3168 FT; N 22 59' E 5 CHS; N62 W 2088.6 FT; N 25 46' E 3020 FT; E 1740 FT;N 45 E 350 FT; S 50 E 350 FT; E 500 FT TO SE COR OF LOT 1; N ALONG SEC LINE TO NE COR OF SEC; W ALONG SEC LINE 5280 FT TO BEGINNING. LESS STATE ROAD & MILL SITES. AREA 306.44 ACRES.
61 129 0001	NE 1/4 OF NW 1/4 AND LOT 2, SEC 17, T10S, R2W, SLM. AREA 75.15 ACRES.
61 130 0008	COMMENCING AT NE COR. SEC. 18, T10S, R2W, SLB&M.; S 0 DEG 54' 42" W 1599.13 FT; N 60 DEG 58' 16" W 38.83 FT; N 71 DEG 3' 55" W 95.18 FT; N 68 DEG 42' 20" W 34.09 FT; N 47 DEG 25' 51" W 164.69 FT; N 54 DEG 42' 43" W 63.42 FT; N 75 DEG 3' 47" W 88.78 FT; N 61 DEG 29' 31" W 64.79 FT; N 51 DEG 47' 0" E 381.18 FT; N 38 DEG 13' 0" W 479.71 FT; S 49 DEG 46' 0" W 273.16 FT; N 38 DEG 13' 0" W 50.61 FT; S 40 DEG 28' 0" W 25.5 FT; S 51 DEG 47' 0" W 82.45 FT; N 6 DEG 7' 32" W 62.96 FT; N 15 DEG 47' 57" W 121.24 FT; N 5 DEG 12' 58" W 60.52 FT; N 0 DEG 33' 35" W 102.41 FT; N 11 DEG 0' 21" E 87.77 FT; N 2 DEG 6' 42" E 142.51 FT; N 3 DEG 26' 32" E 116.62 FT; N 3 DEG 28' 44" E 78.29 FT; N 0 DEG 31' 42" E 54.27 FT; N 17 DEG 48' 33" W 76.04 FT; N 21 DEG 52' 26" W 49.43 FT; S 89 DEG 27' 27" E 869.08 FT TO BEGINNING. AREA 21.000 AC.
98 125 0042	THE PATENTED MINING CLAIMS DESCRIBED ON EXHIBIT B-1

Tintic Project	232	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
8TH OF AUGUST (Card-0554-A)	60979	265	JUAB	9S	3W	35
ALABAMA (Card-0257-A and Card-0257-B)	21897	312	JUAB	10S	2W	18
ALOHA LODE (Card-0279)	43515	4536	JUAB	10S	3W 2W	13 7
ALOHA LODE (Card-0279)	43514	4536	JUAB	10S	2W	7
ALPHA MILL SITE (Card-0267-A)	43512	105B	JUAB	10S	3W	12
ALPHA MILL SITE (Card-0267-A)	43512	105B	JUAB	10S	2W	7
AMERICAN STAR(AMD)LODE (Card-0256)	21942	240	JUAB	10S	2W	18,19
ANA MARGARET	21889	264	UTAH	10S	3W	1,2
ANA MARGARET	21889	264	UTAH	9S	3W	35,36
ANACONDA LODE (Card-0252)	21858	3519	JUAB/ UTAH	10S	2W	17,18
ANNA NO. 2 (Card-247)	60745	4320	JUAB	10S	3W	24
AURORA LODE (Card-0279)	43540	4536	JUAB	10S	3W	13
AURORA LODE (Card-0279)	43540	4536	JUAB	10S	2W	18
AURORA LODE #1 (Card-0279)	43539	4536	JUAB	10S	3W	13
AURORA LODE #1 (Card-0279)	43539	4536	JUAB	10S	2W	18
BALTIC	21886	6024	UTAH	10S	3W	1,2
BALTIC	21886	6024	UTAH	10S	2W	6,7
BAPTA LODE (Card-0287 and SA00-004)	21953	4026	JUAB	10S	3W	13
BATTERY B LODE (Card-0279)	43525	4536	JUAB	10S	2W	7
BEECHER (Card-0233)	24821	196A	JUAB	10S	2W	18,19
BEND LODE #2	21834	6430	UTAH	10S	2W	5
BEND LODE #3	60397	6430	UTAH	10S	2W	5
BILL MCKINLEY (Card-685)	21901	5081	JUAB	10S	3W	24
BLACKBIRD AMENDED (Card-0256)	60746	240	JUAB	10S	2W	18
BLUE BELL (Card-0236)	62827	124	JUAB	10S	2W	18,19
BLUE BELL NORTH EXTENSION (Card-0236)	62825	212	JUAB	10S	2W	18
BLUE BELL NORTH EXTENSION (Card-0236)	65317	212	JUAB	10S	2W	18
BLUE TRACT (Card-583)	13209	6024	JUAB	10S	2W	7
BLUFF	21809	6582	UTAH	10S	3W	2
BLUFF	21809	6582	UTAH	9S	2W	34
BOOM MILL SITE (Card-0037-A and SA00-0004)	21957	247-B	JUAB	10S	2W	18
BUDDER LODE	60818	5905	JUAB	10S	2W	29,30
BULLION LODE (Card-0238 and SA00-0004)	21954	76	JUAB	10S	3W	13
C. S. D.	21888	265	UTAH	9S	3W	35
CAFFER EXTENSION	25527	187	JUAB	10S	3W	24
CAFFER EXTENSION	25527	187	JUAB	10S	2W	19
CASCARA LODE (Card-0279)	43510	4536	JUAB	10S	2W	7
CASCARA LODE (Card-0279)	43511	4536	JUAB	10S	3W	12
CHIEF FRACTION LODE (Card-605)	60756	6289	JUAB	10S	2W	18
CHIEF NO. 10	21876	6484	UTAH	9S	2W	29
CHIEF NO. 4	60260	6484	UTAH	9S	2W	29

Tintic Project	233	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
CHIEF NO. 5	60264	6484	UTAH	9S	2W	29
CHIEF NO. 6	60265	6484	UTAH	9S	2W	29
CHIEF NO. 7	60266	6484	UTAH	9S	2W	29
CHIEF NO. 8	60267	6484	UTAH	9S	2W	29
CHIEF NO. 9	21875	6484	UTAH	9S	2W	29
CHRISTMAS LODE NO. 1	21866	6633	UTAH	9S	2W	33
CHRISTMAS LODE NO. 2	60217	6633	UTAH	9S	2W	33
CHRISTMAS LODE NO. 3	60218	6633	UTAH	9S	2W	33
CHRISTMAS LODE NO. 4	60220	6633	UTAH	9S	2W	27,33,34
CHRISTMAS LODE NO. 5	21798	6633	UTAH	9S	2W	33
CHRISTMAS LODE NO. 6	60580	6633	UTAH	9S	2W	33,34
CHRISTMAS LODE NO. 7	60581	6633	UTAH	9S	2W	34
CHURCH STREET LODE (Card-0305)	43551	3871	JUAB	10S	3W	12,13
CINCH (Card-0554-A&B)	60761	264	JUAB	10S	3W	2
CINCH (Card-0554-A&B)	60761	264	JUAB	9S	3W	35
CLIMAX PLACER (Card-0303)	43541	4800	JUAB	10S	2W	18
COFFER (Card-0207)	63160	186	JUAB	10S	3W	13,24
COFFER (Card-0207)	63160	186	JUAB	10S	2W	18,19
COLD CANYON LODE (Card-0279)	43522	4536	JUAB	10S	3W	12
COLD CANYON LODE (Card-0279)	43522	4536	JUAB	10S	2W	7
COLORADO CHIEF LODE (Card-210 and SA00-0004)	60747	139	JUAB	10S	3W	13
COMSTOCK LODE	21841	6114	JUAB, UTAH	10S	2W	17
CONTACT LODE	21817	6516	UTAH	10S	2W	3
CONTACT LODE	21817	6516	UTAH	9S	2W	34
CONTACT LODE #1	60638	6516	UTAH	10S	2W	3
CONTACT LODE #1	60638	6516	UTAH	9S	2W	34
CONTACT LODE #2	60639	6516	UTAH	9S	2W	27,34
CONTACT LODE #3	60640	6516	UTAH	9S	2W	27,34
CONTACT LODE #5	64948	6516	UTAH	9S	2W	27,34
COPPER GLANCE #1	60599	6583	UTAH	10S	2W	2
COPPER GLANCE EXT. NO. 1	60600	6583	UTAH	10S	2W	2
COPPER GLANCE EXT. NO. 2	60601	6583	UTAH	10S	2W	2
CORNUCOPIA LODE (Card-211 and SA00-0004)	21952	97	JUAB	10S	3W	13
CORPORAL LODE (Card-0279)	43528	4536	JUAB	10S	2W	7,18
COSOPOLITE NO. 2 (Card-209)	21934	140	JUAB	10S	3W	12
COSSACK LODE	21869	6537	UTAH	10S	2W	6,7
CRESCENT #6	60602	6583	UTAH	10S	2W	2
CROESUS LODE	60319	6024	UTAH	10S	3W	1,12
CROWN POINT EXT #4	62837	5774	UTAH	10S	2W	20,29
CURACOA LODE (Card-0279)	43538	4536	JUAB	10S	2W	7,18
DAN PATCH LODE (Card-0583)	60750	6024	JUAB	10S	3W	12

Tintic Project	234	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
DIVIDE	65546	6430	UTAH	10S	2W	5
DIVIDE #1 LODE	60398	6430	UTAH	10S	2W	5
DIVIDE #10 LODE	21878	6432	UTAH	10S	2W	6
DIVIDE #11 LODE	60685	6432	UTAH	10S	2W	5,6,7,8
DIVIDE #12 LODE	60691	6432	UTAH	10S	2W	6,7
DIVIDE #13 LODE	60268	6432	UTAH	10S	2W	6,7
DIVIDE #14 LODE	60269	6432	UTAH	10S	2W	6,7
DIVIDE #15 LODE	60270	6432	UTAH	10S	2W	6,7
DIVIDE #2 LODE	60307	6430	UTAH	10S	2W	5
DIVIDE #22 LODE (Card-068)	43520	6432	JUAB, UTAH	10S	2W	7
DIVIDE #22 LODE (Card-068)	43521	6432	JUAB, UTAH	10S	2W	7
DIVIDE #23 LODE	60693	6432	UTAH	10S	2W	7,8
DIVIDE #3 LODE	60271	6432	UTAH	10S	2W	5
DIVIDE #4 LODE	21877	6432	UTAH	10S	2W	5,6
DIVIDE #6 LODE	60695	6432	UTAH	10S	2W	5,8
DIVIDE #7 LODE	60399	6430	UTAH	10S	2W	5
DIVIDE #8 LODE	60400	6430	UTAH	10S	2W	5,8
DIVIDE #9 LODE	60272	6432	UTAH	10S	2W	5,6
DIVIDE FRACTION	60306	6430	UTAH	10S	2W	5
DONNELLY BOY LODE (Card-0183)	60752	311	JUAB	10S	3W	24
DORA (Card-0576)	62828	5663	JUAB	10S	2W	18,19
DORIC (Card-583)	60320	6024	JUAB, UTAH	10S	3W	12
DROP (Card-0554-A&B)	21903	264	JUAB, UTAH	10S	3W	2
DROP ((Card-0554-A&B)	21903	264	JUAB, UTAH	9S	3W	35
E. PINYON LODE	60847	6516	UTAH	10S	2W	4
E. PINYON LODE	60847	6516	UTAH	9S	2W	33
E. PINYON LODE #10	60642	6516	UTAH	10S	2W	3
E. PINYON LODE #10	60642	6516	UTAH	9S	2W	34
E. PINYON LODE #11	21816	6516	UTAH	9S	2W	27,34
E. PINYON LODE #12	60632	6516	UTAH	10S	2W	3
E. PINYON LODE #12	60632	6516	UTAH	9S	2W	34
E. PINYON LODE #14	60633	6516	UTAH	10S	2W	3
E. PINYON LODE #14	60633	6516	UTAH	9S	2W	34
E. PINYON LODE #15	60634	6516	UTAH	9S	2W	27,34
E. PINYON LODE #2	60635	6516	UTAH	10S	2W	4
E. PINYON LODE #2	60635	6516	UTAH	9S	2W	33
E. PINYON LODE #3	21871	6516	UTAH	9S	2W	33
E. PINYON LODE #4	60636	6516	UTAH	10S	2W	3,4
E. PINYON LODE #4	60636	6516	UTAH	9S	2W	33,34

Tintic Project	235	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
E. PINYON LODE #5	21815	6516	UTAH	9S	2W	33,34,27
E. PINYON LODE #6	60625	6516	UTAH	10S	2W	3
E. PINYON LODE #6	60625	6516	UTAH	9S	2W	34
E. PINYON LODE #8	60626	6516	UTAH	10S	2W	3
E. PINYON LODE #8	60626	6516	UTAH	9S	2W	34
E. PINYON LODE #9	65792	6516	UTAH	9S	2W	27,34
EAGLE (Card-0174)	62829	123	JUAB	10S	2W	18
EAGLE NORTH EXTENSION	24820	213	JUAB	10S	2W	18
EAGLE SOUTH EXTENSION	62821	214	JUAB	10S	2W	19
EAST CONTACT NO. 1	21774	6789	UTAH	10S	2W	11
EAST CONTACT NO. 10	60493	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 11	60494	6789	UTAH	10S	2W	11
EAST CONTACT NO. 12	60495	6789	UTAH	10S	2W	11
EAST CONTACT NO. 13	60496	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 14	21773	6789	UTAH	10S	2W	11
EAST CONTACT NO. 15	60492	6789	UTAH	10S	2W	11
EAST CONTACT NO. 16	60489	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 17	60490	6789	UTAH	10S	2W	11
EAST CONTACT NO. 18	60491	6789	UTAH	10S	2W	11
EAST CONTACT NO. 19	21777	6788	UTAH	10S	2W	11
EAST CONTACT NO. 2	21772	6789	UTAH	10S	2W	11
EAST CONTACT NO. 20	60509	6788	UTAH	10S	2W	11
EAST CONTACT NO. 21	60510	6788	UTAH	10S	2W	11
EAST CONTACT NO. 22	60511	6788	UTAH	10S	2W	11
EAST CONTACT NO. 23	65554	6788	UTAH	10S	2W	11
EAST CONTACT NO. 24	60512	6788	UTAH	10S	2W	11
EAST CONTACT NO. 25	21770	6790	UTAH	10S	2W	11
EAST CONTACT NO. 26	21776	6788	UTAH	10S	2W	11
EAST CONTACT NO. 27	60504	6788	UTAH	10S	2W	11
EAST CONTACT NO. 28	60470	6790	UTAH	10S	2W	11
EAST CONTACT NO. 29	60505	6788	UTAH	10S	2W	11
EAST CONTACT NO. 3	60483	6789	UTAH	10S	2W	11
EAST CONTACT NO. 30	60506	6788	UTAH	10S	2W	11
EAST CONTACT NO. 31	60471	6790	UTAH	10S	2W	11
EAST CONTACT NO. 32	60507	6788	UTAH	10S	2W	11
EAST CONTACT NO. 33	60508	6788	UTAH	10S	2W	11
EAST CONTACT NO. 34	60472	6790	UTAH	10S	2W	11,12
EAST CONTACT NO. 35	21775	6788	UTAH	10S	2W	11,12
EAST CONTACT NO. 36	60497	6788	UTAH	10S	2W	11,12
EAST CONTACT NO. 4	60484	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 40	60450	6793	UTAH	10S	2W	11,14
EAST CONTACT NO. 41	60451	6793	UTAH	10S	2W	11,14
EAST CONTACT NO. 42	60452	6793	UTAH	10S	2W	11,14
EAST CONTACT NO. 43	60474	6790	UTAH	10S	2W	11,14

Tintic Project	236	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
EAST CONTACT NO. 44	60476	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 45	21769	6790	UTAH	10S	2W	11
EAST CONTACT NO. 46	60465	6790	UTAH	10S	2W	11
EAST CONTACT NO. 47	60466	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 48	60467	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 49	60468	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 5	60486	6789	UTAH	10S	2W	11
EAST CONTACT NO. 50	21768	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 51	60460	6790	UTAH	10S	2W	11,14
EAST CONTACT NO. 52	60461	6790	UTAH	10S	2W	11,12,13,14
EAST CONTACT NO. 56	21767	6790	UTAH	10S	2W	14
EAST CONTACT NO. 57	60454	6790	UTAH	10S	2W	14
EAST CONTACT NO. 58	60455	6790	UTAH	10S	2W	14
EAST CONTACT NO. 59	60487	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 6	21771	6789	UTAH	10S	2W	11
EAST CONTACT NO. 60	60498	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 61	60499	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 62	60500	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 63	60501	6788	UTAH	10S	2W	2,11
EAST CONTACT NO. 68	60457	6790	UTAH	10S	2W	14
EAST CONTACT NO. 69	60458	6790	UTAH	10S	2W	14
EAST CONTACT NO. 7	60479	6789	UTAH	10S	2W	2,11
EAST CONTACT NO. 70	60459	6790	UTAH	10S	2W	13,14
EAST CONTACT NO. 8	60481	6789	UTAH	10S	2W	11
EAST CONTACT NO. 9	60482	6789	UTAH	10S	2W	11
EAST HUMBUG LODE	60709	6114	UTAH	10S	2W	17
ECLIPSE (Card-0537)	64831	107	JUAB	10S	3W	24
ELECTRIC	12129	6534	UTAH	10S	2W	6
ELLA (Card-554-A&B))	60336	264	JUAB, UTAH	10S	3W	1
ELLA (Card-554-A&B))	60336	264	JUAB, UTAH	9S	3W	36
ELLA (Card-680)	43552	6455	JUAB, UTAH	10S	2W	17,18
ELLA (Card-680)	43554	6455	JUAB, UTAH	10S	2W	17,18
ELLA (Card-680)	43553	6455	JUAB	10S	2W	17,18
ENDY	21843	6059	UTAH	10S	2W	17
EUREKA	62793	6895	UTAH	10S	3W	1
EUREKA LODE (Card-175 and SA00-0004)	60748	39	JUAB	10S	3W	24
EUREKA LODE #6 (Card-743)	65570	6895	JUAB	10S	3W	12
EUREKA LODE NO. 1	60214	6895	UTAH	10S	3W	1
EUREKA LODE NO. 2	60216	6895	UTAH	10S	3W	1

Tintic Project	237	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
EVANS LODE (Card-732)	60763	6897	JUAB	10S	3W	24
FIELD LODE (Card-577)	43546	6043	JUAB	10S	2W	7
FIELD LODE (Card-577)	43546	6043	JUAB	10S	3W	12
FIELD LODE (Card-577)	21931	6043	JUAB	10S	3W	12
FLORENCE	21868	6569	UTAH	10S	2W	6
FLORENCE	21868	6569	UTAH	10S	3W	1
FOURTH OF JULY LODE (Card-0164)	21930	3373	JUAB	10S	3W	12,13
GEMINI #2 LODE (Card-0147 and SA00-0004)	60769	4379	JUAB	10S	3W	13
GEMINI EXTENSION LODE (Card-0153 and SA00-0004)	60722	111A	JUAB	10S	3W	13
GEMINI EXTENSION MILLSITE (Card-0267-A)	43523	111-B	JUAB	10S	3W	12
GEMINI EXTENSION MILLSITE (Card-0267-A)	43523	111-B	JUAB	10S	2W	7
GEMINI LODE (Card-0158 and SA00-0004)	60749	69	JUAB	10S	3W	13
GENERAL SLOCUM	64002	6569	UTAH	10S	3W	1
GEORGE A. WILSON (Card-352)	21925	296	JUAB	10S	3W	24
GET THERE ELI	60329	265	UTAH	9S	3W	35,36
GETUP	12125	6513	UTAH	10S	2W	4
GETUP	12125	6513	UTAH	9S	2W	33
GIANT LODE (Card-583-B)	60321	6024	JUAB, UTAH	10S	2W	7
GIANT LODE(Card-583-B)	21926	6024	JUAB, UTAH	10S	3W	12
GOLDEN RAY LODE (Card-0183)	21927	311	JUAB	10S	3W	24
GOOD ENOUGH (Card-0149)	62830	3742	JUAB	10S	2W	18
GOOD ENOUGH #2 LODE (Card-0183)	60793	311	JUAB	10S	3W	24
GRANITE LODE (Card-0152)	21928	234	JUAB	10S	2W	18
GRANITE MOUNTAIN	60712	6059	UTAH	10S	2W	17
HADES LODE (Card-597)	60773	346	JUAB	10S	3W	24
HARDING	21865	6884	UTAH	10S	2W	6
HELEN LODE	21799	6631	UTAH	10S	2W	4,9
HEMITITE	21854	5472	UTAH	10S	2W	29
HIATUS LODE (Card-0353)	60775	3626	JUAB	10S	3W	24
HILL SIDE NO. 1	60671	6463	UTAH	10S	2W	4
HILLSIDE NO. 1	21829	6463	UTAH	10S	2W	4
HOBBS (Card-554-A)	60330	265	JUAB, UTAH	9S	3W	35
HORNSILVER LODE (Card-143)	60774	203A	JUAB	10S	3W	24
HOUGHTON (Card-0141)	62831	197	JUAB	10S	2W	18,19
HY MICKY MUCK (Card-0554-A&B)	60760	264	JUAB	10S	3W	2
HY MICKY MUCK (Card-0554-A&B)	60760	264	JUAB	9S	3W	35
JACK FRACT	60710	6114	JUAB, UTAH	10S	2W	17
JAMES G BLAINE (Card-0368)	21899	227	JUAB	10S	2W	19
JAY LODE (Card-733)	21924	6896	JUAB	10S	3W	24

Tintic Project	238	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
JOE DANDY	60223	6569	UTAH	10S	2W	6
JUMBO	60337	264	UTAH	10S	3W	2
JUMBO	60322	6024	JUAB, UTAH	10S	3W	1,12
JUMBO	60337	264	UTAH	9S	3W	35
KEYSTONE LODE (Card-0112 and SA00-0004)	60768	112A	JUAB	10S	3W	13
KEYSTONE MILL SITE (Card-0267-A)	43536	112B	JUAB	10S	2W	7,18
KID	60331	265	UTAH	9S	3W	35,36
KINGSTON LODE (Card-0110)	21893	4378	JUAB	10S	3W	13
KNIGHT	60711	6114	JUAB, UTAH	10S	2W	17
KO KO	60332	265	UTAH	9S	3W	35
LA BONTA	21863	122	UTAH	10S	2W	29
LAMB NO. 22	60432	6802	UTAH	10S	2W	14,23
LAP	21882	6431	UTAH	10S	2W	6
LAP	21882	6431	UTAH	9S	2W	31
LAP #1	60302	6431	UTAH	9S	2W	31
LAST CHANCE LODE (Card-553 and SA00-0004)	21950	261	JUAB	10S	3W	13, 9
LEADVILLE LODE (Card-0584-B)	21904	6081	JUAB	10S	3W	13
LEADVILLE LODE (Card-0584-B)	49127	6081	JUAB	10S	3W	13
LEGAL LODE (Card-388 and SA00-0004)	21923	132	JUAB	10S	3W	13,24
LEO LODE	60817	6475	JUAB	10S	3W	24
LIABILITY LODE	21921	3622	JUAB	10S	3W	13
LIMIT #10	60303	6431	UTAH	9S	2W	31
LIMIT #11	60304	6431	UTAH	9S	2W	31
LIMIT #9	60305	6431	UTAH	9S	2W	31,32
LIMIT LODE	21885	6402	UTAH	9S	2W	32,33
LITTLE CHIEF	65685		JUAB	10S	3W	13
LITTLE GEM (Card-583)	60815	60241	JUAB	10S	2W	7
LOUISE (Card-0554)	21902	264	JUAB, UTAH	10S	3W	1,2
LOUISE (Card-0554)	21902	264	JUAB, UTAH	9S	3W	35
LUCKY BOY	21800	6629	UTAH	10S	2W	3,4
LUCKY BOY	21800	6629	UTAH	9S	2W	33,34
LUCKY BOY JR. (Card-659 and SA00-0004)	60766	6565	JUAB	10S	3W	13,24
LUCKY BOY JR. (Card-659 and SA00-0004)	60766	6565	JUAB	10S	2W	18,19
LUCKY BOY NO. 2	60603	6629	UTAH	10S	2W	4
LUCKY BOY NO. 2	60603	6629	UTAH	9S	2W	33
LUPUS	65708	6432	UTAH	10S	2W	6
LUPUS #9	60277	6431	UTAH	10S	2W	6
LUPUS NO. 1	60273	6432	UTAH	10S	2W	6
LUPUS NO. 2	60274	6432	UTAH	10S	2W	6

Tintic Project	239	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
LUPUS NO. 3	60276	6432	UTAH	10S	2W	6
MABEL	60338	264	UTAH	9S	3W	35,36
MAE E.A. (Card-0554-A&B)	60978	265	JUAB, UTAH	9S	3W	35
MAGPIE	21867	6630	UTAH	10S	2W	5
MARCUS AURELIUS LODE (Card-685)	21922	5081	JUAB	10S	3W	24
MARINDA NO. 1	21806	6598	UTAH	10S	2W	3
MARINDA NO. 1	21806	6598	UTAH	9S	2W	34
MARINDA NO. 2	60596	6598	UTAH	10S	2W	3
MARINDA NO. 2	60596	6598	UTAH	9S	2W	34
MARY ALICE LODE (Card-0183)	60984	311	JUAB	10S	3W	24
MARY BELL LODE (Card-0183)	60986	311	JUAB	10S	3W	24
MATILDA LODE (Card-0095)	21920	315	JUAB	10S	2W	18,19
MAUD S.	60324	6024	UTAH	10S	2W	6,7
MAY DAY ANNEXATION	40413	4283	UTAH	10S	2W	17
MAY FLOWER NO2	48737	6534	UTAH	10S	2W	6,7
MEG MERILESS	60255	6484	UTAH	9S	2W	29,32
MIDNIGHT EXTENSION	21842	6017	UTAH	9S	2W	34
MODELA LODE (Card-604)	60985	6290	JUAB	10S	2W	18
MONO LODE	60781	70	JUAB	10S	3W	13,24
MONTE CARLO	65259	6569	UTAH	10S	2W	6
MORNING STAR LODE (Card-594)	60779	5108	JUAB	10S	3W	24
N E (Card-0554-A&B)	60758	38	JUAB	10S	3W	2
N. A. R. (Card-0554-A&B)	30982	265	JUAB, UTAH	9S	3W	35
N. END	60256	6484	UTAH	9S	2W	28
N. END LODE NO. 2	21873	6484	UTAH	9S	2W	28
N. END LODE NO. 3	60241	6484	UTAH	9S	2W	28
N. END LODE NO. 6	21874	6484	UTAH	9S	2W	29
N. END NO. 1	60251	6484	UTAH	9S	2W	28
N. END NO. 10	60257	6484	UTAH	9S	2W	28
N. END NO. 4	60258	6484	UTAH	9S	2W	28,29
N. END NO. 5	60259	6484	UTAH	9S	2W	29
N. END NO. 7	60247	6484	UTAH	9S	2W	28,29
N. END NO. 8	60252	6484	UTAH	9S	2W	28
N. END NO. 9	60253	6484	UTAH	9S	2W	28
N. TUNNEL	60677	6463	UTAH	10S	2W	3
N. TUNNEL NO. 1	60678	6463	UTAH	10S	2W	3
N. TUNNEL NO. 2	60679	6463	UTAH	10S	2W	3
N. TUNNEL NO. 3	21828	6463	UTAH	10S	2W	3
N. TUNNEL NO. 4	60672	6463	UTAH	10S	2W	3
N. TUNNEL NO. 5	60673	6463	UTAH	10S	2W	3
N.S. NO. 1	60286	6431	UTAH	10S	2W	5
N.S. NO. 10	60287	6431	UTAH	9S	2W	32

Tintic Project	240	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
N.S. NO. 10	60287	6431	UTAH	10S	2W	5,6
N.S. NO. 11	60288	6431	UTAH	10S	2W	5
N.S. NO. 11	60288	6431	UTAH	9S	2W	32
N.S. NO. 12	60290	6431	UTAH	10S	2W	5
N.S. NO. 12	60290	6431	UTAH	9S	2W	32
N.S. NO. 16	60308	6430	UTAH	10S	2W	5
N.S. NO. 16	60308	6430	UTAH	9S	2W	32
N.S. NO. 17	60309	6430	UTAH	10S	2W	5
N.S. NO. 17	60309	6430	UTAH	9S	2W	32
N.S. NO. 18	60315	6402	UTAH	10S	2W	4,5
N.S. NO. 18	60315	6402	UTAH	9S	2W	32,33
N.S. NO. 19	60316	6402	UTAH	10S	2W	4,5
N.S. NO. 19	60316	6402	UTAH	9S	2W	33
N.S. NO. 2	21880	6431	UTAH	10S	2W	5
N.S. NO. 3	60282	6431	UTAH	10S	2W	5,6
N.S. NO. 4	60283	6431	UTAH	10S	2W	6
N.S. NO. 5	60284	6431	UTAH	10S	2W	6
N.S. NO. 6	60285	6431	UTAH	10S	2W	6
N.S. NO. 7	21879	6431	UTAH	10S	2W	6
N.S. NO. 7	21879	6431	UTAH	9S	2W	31
N.S. NO. 8	60280	6431	UTAH	10S	2W	6
N.S. NO. 8	60280	6431	UTAH	9S	2W	31
N.S. NO. 9	60281	6431	UTAH	10S	2W	6
N.S. NO. 9	60281	6431	UTAH	9S	2W	31,32
N.W. (Card-0554-A&B)	60759	38	JUAB	10S	3W	2
NOAH (Card-0076)	63428	239	JUAB	10S	2W	18,19
NOAH FRACTION (Card-0682)	62824	6550	JUAB	10S	2W	19
NORTH EXT. BLUE BELL (Card-0082)	62825	212	JUAB	10S	2W	18
NORTH EXT. RIDGE LODE (Card-0672-C)	25528	231	JUAB	10S	3W	13
NORTH EXT. VALLEY LODE (Card-0672-B)	25531	231	JUAB	10S	3W	13
NORTH EXTENSION EAGLE (Card-0083)	24820	213	JUAB	10S	2W	18
NORTH EXTENSION ZULU LODE (Card-0672-A and SA00-0004)	25530	231	JUAB	10S	3W	13
NORTH OF IRELAND NO. 1	21872	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO. 2	60236	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO. 3	60237	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO. 4	60239	6491	UTAH	10S	2W	6
NORWAY FRACTION (Card-658)	43548	6539	JUAB	10S	3W	13
NORWAY FRACTION (Card-658)	43547	6539	JUAB	10S	3W	13
NORWAY LODE (Card-422 and SA00-0004)	21948	276	JUAB	10S	3W	13
NORWAY LODE (Card-422 and SA00-0004)	43549	276	JUAB	10S	3W	13
OCKONOOK (Card-244)	60811	4548	JUAB	10S	2W	29,32
OHIO MINING CLAIM	21887	4827	UTAH	10S	2W	5
OLE BOLE LODE (Card-432 and SA00-0004)	21947	275	JUAB	10S	3W	13

Tintic Project	241	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
ONNIE GAGAN	60333	265	UTAH	9S	3W	35,36
PALERMO (Card-583)	21917	6024	JUAB, UTAH	10S	3W	12
PALERMO (Card-583)	65348	6024J	JUAB	10S	3W	12
PARROT	43508	6024	JUAB, UTAH	10S	2W	7
PARROT (Card-583)	43507	6024	JUAB	10S	2W	7
PAXMAN MILLSITE	21859	3286	UTAH	10S	2W	7,8
PAXMAN MILLSITE NO. 2	21860	3518	UTAH	10S	2W	7,8
PEACE	21797	6730	UTAH	10S	2W	4
PEACE FRACTION	60579	6730	UTAH	10S	2W	4
PEAK	60628	6516	UTAH	9S	2W	33
PINYON	60629	6516	UTAH	10S	2W	4
PINYON	60629	6516	UTAH	9S	2W	33
R. R. FRACTION	21818	6515	UTAH	10S	2W	4
RABBIT	60222	6630	UTAH	10S	2W	5
RABBIT	60222	6630	UTAH	9S	2W	32
RAILROAD NO. 10	21827	6463	UTAH	10S	2W	3
RAILROAD NO. 12	60667	6463	UTAH	10S	2W	3
RAILROAD NO. 13	60668	6463	UTAH	10S	2W	3
RAILROAD NO. 14	60669	6463	UTAH	10S	2W	3
RAILROAD NO. 4	21826	6463	UTAH	10S	2W	3
RAILROAD NO. 5	60662	6463	UTAH	10S	2W	3
RATTLESNAKE NO. 4	60429	6802	UTAH	10S	2W	14
RATTLESNAKE NO. 5	60410	6804	UTAH	10S	2W	14
RATTLESNAKE NO. 6	62789	6804	UTAH	10S	2W	14
RATTLESNAKE NO. 7	60392	6804	UTAH	10S	2W	14
RATTLESNAKE NO. 8	60393	6804	UTAH	10S	2W	14
RED BIRD LODE (Card-564 and SA00-0004)	60981	96	JUAB	10S	3W	13
RICHARD LODE (Card-734)	21916	6898	JUAB	10S	3W	24
RIDGE	25529	5708	JUAB	10S	2W	29
RIDGE (Card-0456)	25529	106	JUAB	10S	3W	13,24
RIDGE NORTH EXTENSION (Card-672)	25528	231	JUAB	10S	3W	13
RIO TINTO LODE (Card-0279)	43529	4536	JUAB	10S	2W	7,18
RIO TINTO LODE (Card-0279)	43530	4536	JUAB	10S	3W	12,13
ROBBINS EUREKA LODE (Card-0268)	21918	71	JUAB	10S	3W	13,24
ROBERT # 10	60375	6806	UTAH	10S	2W	23,26
ROBERT # 11	60376	6806	UTAH	10S	2W	26
ROBERT # 12	60377	6806	UTAH	10S	2W	23,26
ROBERT #14	21756	6805	UTAH	10S	2W	23,26
ROBERT #15	60387	6805	UTAH	10S	2W	26
ROBERT #16	60388	6805	UTAH	10S	2W	26
ROBERT #17	60389	6805	UTAH	10S	2W	26
ROBERT #18	60390	6805	UTAH	10S	2W	26

Tintic Project	242	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
ROBERT #19	60391	6805	UTAH	10S	2W	26
ROBERT #20	21755	6805	UTAH	10S	2W	26
ROBERT #21	60380	6805	UTAH	10S	2W	26
ROBERT #22	60381	6805	UTAH	10S	2W	26
ROBERT #23	60382	6805	UTAH	10S	2W	26
ROBERT #24	60383	6805	UTAH	10S	2W	26
ROBERT #25	60384	6805	UTAH	10S	2W	26
ROBERT #26	60385	6805	UTAH	10S	2W	23,26
ROBERT #27	60386	6805	UTAH	10S	2W	23,26
ROBERT 13	60378	6806	UTAH	10S	2W	26
RYAN MILLSITE (Card-0267-A)	43542	3060B	JUAB, UTAH	10S	2W	18
S. S. NO. 1	65405	6463	UTAH	10S	2W	4
S. S. NO. 2	65406	6463	UTAH	10S	2W	4
S. S. NO. 3	65407	6463	UTAH	10S	2W	4
S. S. NO. 5	60643	6515	UTAH	10S	2W	4
S. S. NO. 6	60630	6516	UTAH	10S	2W	3,4
SAN JUAN (Card-583)	60989	6024	JUAB, UTAH	10S	3W	12
SAN JUAN (Card-583)	65412	6024J	JUAB	10S	3W	12
SAN JUAN (Card-583)	60990	6024	JUAB	10S	3W	12
SAVAGE LODE (Card-583)	21913	6024	JUAB	10S	3W	12
SHAITAN	60242	6484	UTAH	9S	2W	28,29,32,33
SHERMAN	60334	265	UTAH	9S	3W	35
SHIELD LODE NO. 12	63151	7024	UTAH	10S	2W	2,11
SHIELD NO. 1	60360	7021	UTAH	10S	2W	2
SHIELD NO. 10	63149	7024	UTAH	10S	2W	2,11
SHIELD NO. 11	63150	7024	UTAH	10S	2W	2,11
SHIELD NO. 2	63152	7021	UTAH	10S	2W	2
SHIELD NO. 26	63157	7021	UTAH	10S	2W	2
SHIELD NO. 27	63158	7021	UTAH	10S	2W	2
SHIELD NO. 28	63159	7021	UTAH	10S	2W	2
SHIELD NO. 29	21749	7025	UTAH	10S	2W	2,3,10
SHIELD NO. 3	63153	7021	UTAH	10S	2W	2,11
SHIELD NO. 30	60352	7025	UTAH	10S	2W	2
SHIELD NO. 31	60353	7025	UTAH	10S	2W	2
SHIELD NO. 32	60354	7025	UTAH	10S	2W	2
SHIELD NO. 4	63154	7021	UTAH	10S	2W	2,11
SHIELD NO. 5	63155	7021	UTAH	10S	2W	2,11
SHIELD NO. 52	60355	7025	UTAH	10S	2W	2
SHIELD NO. 52	60355	7025	UTAH	9S	2W	34
SHIELD NO. 53	21748	7025	UTAH	10S	2W	2
SHIELD NO. 53	21748	7025	UTAH	9S	2W	34

Tintic Project	243	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
SHIELD NO. 54	60346	7025	UTAH	10S	2W	2
SHIELD NO. 54	60346	7025	UTAH	9S	2W	34
SHIELD NO. 55	60348	7025	UTAH	10S	2W	2
SHIELD NO. 55	60348	7025	UTAH	9S	2W	34
SHIELD NO. 56	60349	7025	UTAH	10S	2W	2,3
SHIELD NO. 56	60349	7025	UTAH	9S	2W	34
SHIELD NO. 6	63156	7021	UTAH	10S	2W	2,11
SHIELD NO. 7	60358	7024	UTAH	10S	2W	2,11
SHIELD NO. 8	63147	7024	UTAH	10S	2W	2,11
SHIELD NO. 9	63148	7024	UTAH	10S	2W	2,11
SI TAM (Card-0554-A&B)	60971	264	JUAB	10S	3W	2
SILVER BILL	60335	265	UTAH	9S	3W	35
SILVER GEM LODE (Card-486)	21912	128	JUAB	10S	3W	24
SILVERS LODE (Card-679)	60992	6401	JUAB	10S	2W	18
SMUGGLER #4 LODE (Card-548)	21914	6503	JUAB	10S	2W	18
SO. EXT. OF WEST MAMMOTH (Card-596)	60987	5348	JUAB	10S	3W	24
SOLID MULTOON LODE (Card-477)	21911	283A	JUAB	10S	2W	18
SOUTH EXT. BLUE BELL (Card-0044)	24819	215	JUAB	10S	2W	19
SOUTH EXTENSION BEECHER (Card-0042)	62820	216	JUAB	10S	2W	19
SOUTH EXTENSION EAGLE (Card-0043)	62821	214	JUAB	10S	2W	19
SOUTH SIDE	21832	6432	UTAH	10S	2W	7
SOUTH SIDE NO. 1	60686	6432	JUAB, UTAH	10S	2W	7
SOUTH SIDE NO. 2 (Card-0053)	60687	6432	JUAB, UTAH	10S	2W	7
SOUTH SIDE NO. 2 (Card-0053)	21910	6432	JUAB	10S	2W	7
SOUTH SIDE NO. 3	60688	6432	UTAH	10S	2W	7,8
SOUTH SIDE NO. 4	60689	6432	UTAH	10S	2W	7,8
SOUTH SIDE NO. 5	60690	6432	UTAH	10S	2W	7,8
STELLA FRACTION	60243	6484	UTAH	9S	2W	29,32
STONEWALL JACKSON (Card-0084-A1)	60808	210	JUAB	10S	2W	18,19
STYX LODE (Card-597)	60991	346	JUAB	10S	3W	24
SULLIVAN (Card-0038-A)	86593	254	JUAB	10S	2W	19
SUMMIT #10 LODE	60209	6516	UTAH	10S	2W	4
SUMMIT #10 LODE	60210	6516	UTAH	9S	2W	33
SUMMIT NO. 1	60401	6430	UTAH	10S	2W	5
SUMMIT NO. 2	60402	6430	UTAH	10S	2W	5
SUMMIT NO. 3	60310	6430	UTAH	10S	2W	5
SUMMIT NO. 7	21884	6402	UTAH	10S	2W	4
SUMMIT NO. 7	21884	6402	UTAH	9S	2W	33
SUMMIT NO. 8	60198	6402	UTAH	9S	2W	33
SUMMIT NO. 8	60199	6402	UTAH	9S	2W	33
SUMMIT NO. 9 PART 1	60192	6402	UTAH	10S	2W	33
SUMMIT NO. 9 PART 2	60193	6402	UTAH	10S	2W	4

Tintic Project	244	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
SUMMIT NO. 9 PART 2	60193	6402	UTAH	9S	2W	33
SUNDOWN NO. 2	21810	3835	UTAH	10S	2W	20,29
SUNSET	60328	6024	UTAH	10S	3W	1,12
TALISMAN FRACTION LODE (Card-660 and SA00-0004)	21945	6545	JUAB	10S	3W	13
TALISMAN LODE (Card-0001-A1 and SA00-0004)	60983	104	JUAB	10S	3W	13
TAMARACK LODE (Card-0279)	43537	4536	JUAB	10S	2W	7,18
TETRO (Card-0257)	21909	312	JUAB	10S	2W	7
TETRO (Card-0257)	21898	312	JUAB	10S	2W	18
THREE PLY (Card-550 and SA00-0004)	60204	95	JUAB	10S	3W	13
THUMB TACK	60631	6516	UTAH	9S	2W	27,34
TINTIC	60339	264	UTAH	9S	3W	36
TINTIC STANDARD #36	60605	6612	UTAH	10S	2W	11
TINTIC STANDARD #44	60606	6612	UTAH	10S	2W	11
TINTIC STANDARD NO. 2	60659	6466	UTAH	10S	2W	9,10
TINTIC STANDARD NO11	21805	6611	UTAH	10S	2W	10
TINTIC STANDARD NO12	60591	6611	UTAH	10S	2W	10
TINTIC STANDARD NO13	60592	6611	UTAH	10S	2W	10
TINTIC STANDARD NO15	60593	6611	UTAH	10S	2W	10
TINTIC STANDARD NO16	60594	6611	UTAH	10S	2W	10
TINTIC STANDARD NO17	21787	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO18	60531	6763	UTAH	10S	2W	10
TINTIC STANDARD NO19	60532	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO22	60533	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO24	60534	6763	UTAH	10S	2W	2,3,10
TINTIC STANDARD NO28	60535	6763	UTAH	10S	2W	3
TINTIC STANDARD NO28	60535	6763	UTAH	9S	2W	34
TINTIC STANDARD NO29	21786	6763	UTAH	10S	2W	3
TINTIC STANDARD NO29	21786	6763	UTAH	9S	2W	34
TINTIC STANDARD NO30	60530	6763	UTAH	10S	2W	3
TINTIC STANDARD NO30	60530	6763	UTAH	9S	2W	34
TINTIC STANDARD NO37	21804	6611	UTAH	10S	2W	2,10,11
TINTIC STANDARD NO38	60585	6611	UTAH	10S	2W	2,10,11,15
TINTIC STANDARD NO39	60586	6611	UTAH	10S	2W	2,11
TINTIC STANDARD NO40	65481	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO45	60537	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO46	60536	6763	UTAH	10S	2W	3
TINTIC STANDARD NO47	30983	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO48	60727	6763	UTAH	10S	2W	3
TINTIC STANDARD NO49	60728	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO5	60588	6611	UTAH	10S	2W	10
TINTIC STANDARD NO50	60729	6763	UTAH	10S	2W	3
TINTIC STANDARD NO50	60729	6763	UTAH	9S	2W	34

Tintic Project	245	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
TINTIC STANDARD NO51	60730	6763	UTAH	10S	2W	3
TINTIC STANDARD NO51	60730	6763	UTAH	9S	2W	34
TINTIC STANDARD NO52	60731	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO6	60589	6611	UTAH	10S	2W	10
TINTIC STANDARD NO7	21803	6611	UTAH	10S	2W	10
TINTIC STANDARD NO8	60583	6611	UTAH	10S	2W	10
TINTIC STANDARD NO9	60584	6611	UTAH	10S	2W	10
TOLTEC LODE (Card-0508)	60794	3625	JUAB	10S	3W	24
TOLTEC LODE (Card-279)	43524	4536	JUAB	10S	2W	7
TOWN VIEW (Card-702)	63162	4307	JUAB	10S	2W	18
TOWN VIEW FRACTION (Card-703)	25949	6672	JUAB	10S	2W	18
TRESTLE	60660	6463	UTAH	10S	2W	3
TRIANGULAR LODE (Card-0021)	60993	4600	JUAB	10S	2W	18
TUNNEL NO. 3 LODE	63431		UTAH	10S	2W	4,9
TUNNEL NO. 4 LODE	63388	6463	UTAH	10S	2W	3,4,9,10
UNION (Card-510)	65491	188	JUAB	10S	3W	24
VALLEY LODE (Card-567 and SA00-0004)	60970	100	JUAB	10S	3W	13,24
VALLEY NORTH EXTENSION (Card-672)	25531	231	JUAB	10S	3W	13
VOLTAIRE MILL SITE (Card-267-A and SA00-0004)	21906	103B	JUAB	10S	3W	12
W. PINYON	60231	6516	UTAH	9S	2W	33
W. PINYON NO. 2	60207	6402	UTAH	9S	2W	33
W. PINYON NO. 2	60208	6402	UTAH	9S	2W	33
W. PINYON NO. 3	60311	6402	UTAH	9S	2W	33
W. PINYON NO. 4	60313	6402	UTAH	9S	2W	33
W. PINYON NO. 5	60312	6402	UTAH	9S	2W	28,33
W. PINYON NO. 6	60314	6402	UTAH	9S	2W	28,33
W. PINYON NO. 7	60244	6484	UTAH	9S	2W	28,33
W. PINYON NO. 8	60205	6516	UTAH	9S	2W	33
W. PINYON NO. 8	65501	6516	UTAH	9S	2W	33
W. PINYON NO. 9	60233	6516	UTAH	9S	2W	33
W. W. C. MILL SITE (Card-521 and SA00-0004)	21943	163B	JUAB	10S	2W	18
WATER LILLIE LODE	21831	6457	UTAH	10S	2W	3
WATSON (Card-0010)	62822	3722	JUAB	10S	2W	18,19
WATSON EXTENSION (Card-0009)	62823	3723	JUAB	10S	2W	19
WEST BULLION LODE (Card-523 and SA00-0004)	21944	90	JUAB	10S	3W	13,24
WEST EMMA (Card-580)	65515	6082	JUAB	10S	3W	13
WEST MAMMOTH S EXTENSION (Card-596)	65516	5348	JUAB	10S	3W	24
WHISPERING WILLIE (Card-659)	60806	6566	JUAB	10S	2W	18,19
WONDER #1 (Card-609)	60972	6001	JUAB, UTAH	10S	2W	7

Tintic Project	246	January 27, 2023

Osisko Development Corp.

Name	State of Utah Property Tax No.	Patent Survey No.	County	Township	Range	Section
WONDER #1 (Card-609)	76573	6001	JUAB, UTAH	10S	2W	7
WONDER #2 (Card-609)	48712	6001	JUAB, UTAH	10S	2W	6,7
WONDER #2 (Card-609)	76574	6001	JUAB, UTAH	10S	2W	6,7
WONDER #3 (Card-609)	48713	6001	JUAB, UTAH	10S	2W	7
WONDER #3 (Card-609)	76575	6001	JUAB, UTAH	10S	2W	7
WYOMING SILVER MINING CO.	21861	52	UTAH	10S	2W	8
ZULU LODE (Card-11 and SA00-0004)	21955	99	JUAB	10S	3W	13,24
ZULU NORTH EXTENSION (Card-672)	25530	231	JUAB	10S	3W	13
ZULU NORTH EXTENSION (Card-672)	30980	231	JUAB	10S	3W	13

Name	State Of Utah Tax Property No.	Patent Survey No.	County	Township	Range	Section
NEVADA	19309	4767	UTAH	10S	2W	19
SALVATOR	19335	3219	UTAH	10S	2W	19

Owns all right, title, and interest (100%) interest in the metallic minerals only in the following:

Name	Survey Number	Township	Range	A Portion of Section(S)	Mining District
Good Luck	6402	T10S	R2W	4,5,8,9	Tintic
Limestone	6402	T10S	R2W	4,9	Tintic
Bend	6402	T10S	R2W	4,5	Tintic
Fraction	6402	T10S	R2W	4	Tintic
Fraction No. 1	6402	T10S	R2W	4	Tintic
Hill Side	6402	T10S	R2W	4	Tintic
Summit No. 4	6402	T10S	R2W	4,5	Tintic
Summit No. 5	6402	T10S	R2W	4	Tintic
Summit No. 6	6402	T10S	R2W	4	Tintic
S.S.	6402	T10S	R2W	4	Tintic
Rosie	4126	T10S	R2W	4,9	Tintic
Golden Eagle	4126	T10S	R2W	4,9	Tintic
Eagle Lode Mining Claim No. 1	4126	T10S	R2W	4,9	Tintic
Bend No. 1	6430	T10S	R2W	5	Tintic
Tunnel Site	4126	T10S	R2W	4	Tintic

Tintic Project	247	January 27, 2023

Osisko Development Corp.

Unpatented Mining Claims:

Owns 100% of the following unpatented mining claims:

Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Name	County	Claim Type	Township Range Section	Quadrant
UT101363382	UT101363382	UMC399886	UMC399883	CCM 4	JUAB, UTAH	LODE CLAIM	10S 2W 29	NW
UT101363383	UT101363383	UMC399887	UMC399883	CCM 5	JUAB, UTAH	LODE CLAIM	10S 2W 29	NW
					UTAH	LODE CLAIM	10S 2W 20	SW
UT101363384	UT101363384	UMC399888	UMC399883	CCM 6	JUAB, UTAH	LODE CLAIM	10S 2W 29	NW
					UTAH	LODE CLAIM	10S 2W 20	SW
UT101363385	UT101363385	UMC399889	UMC399883	CCM 7	UTAH	LODE CLAIM	10S 2W 20	SW
UT101363386	UT101363386	UMC399890	UMC399883	CCM 8	JUAB, UTAH	LODE CLAIM	10S 2W 19	NE
SE
UT101364242	UT101364242	UMC399891	UMC399883	CCM 9	UTAH	LODE CLAIM	10S 2W 20	SE
SW
UT101364243	UT101364243	UMC399892	UMC399883	CCM 10	UTAH	LODE CLAIM	10S 2W 20	SW
UT101364244	UT101364244	UMC399893	UMC399883	CCM 11	UTAH	LODE CLAIM	10S 2W 20	NW
UT101364245	UT101364245	UMC399894	UMC399883	CCM 12	UTAH	LODE CLAIM	10S 2W 20	NW
UT101364246	UT101364246	UMC399895	UMC399883	CCM 13	UTAH	LODE CLAIM	10S 2W 21	SW
UT101364247	UT101364247	UMC399896	UMC399883	CCM 14	UTAH	LODE CLAIM	10S 2W 22	NW
UT101364248	UT101364248	UMC399897	UMC399883	CCM 15	UTAH	LODE CLAIM	10S 2W 15	SE
UT101364249	UT101364249	UMC399898	UMC399883	CCM 16	UTAH	LODE CLAIM	10S 2W 10	NW
UT101364250	UT101364250	UMC399899	UMC399883	CCM 17	UTAH	LODE CLAIM	10S 2W 3	SW
							10S 2W 10	NW
UT101364251	UT101364251	UMC399900	UMC399883	CCM 18	UTAH	LODE CLAIM	10S 2W 3	SE
UT101364252	UT101364252	UMC399901	UMC399883	CCM 19	UTAH	LODE CLAIM	10S 2W 3	NE
SE
UT101364253	UT101364253	UMC399902	UMC399883	CCM 20	UTAH	LODE CLAIM	10S 2W 3	NE
UT101364254	UT101364254	UMC399903	UMC399883	CCM 21	UTAH	LODE CLAIM	9S 2W 34	SE
SW
							10S 2W 3	NE
UT101650658	UT101650658	UMC403434	UMC403414	CCM 43	UTAH	LODE CLAIM	10S 2W 17	SE
UT101650659	UT101650659	UMC403435	UMC403414	CCM 44	JUAB, UTAH	LODE CLAIM	10S 2W 17	SE
SW
UT101650660	UT101650660	UMC403436	UMC403414	CCM 45	JUAB, UTAH	LODE CLAIM	10S 2W 17	SE
SW

Tintic Project	248	January 27, 2023

Osisko Development Corp.

Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Name	County	Claim Type	Township Range Section	Quadrant
UT101651635	UT101651635	UMC403437	UMC403414	CCM 46	UTAH	LODE CLAIM	10S 2W 17	SE
UT101678678	UT101678678	UMC403515	UMC403515	DAN SULLIVAN	JUAB, UTAH	LODE CLAIM	10S 2W 17	SE
SW
UT101678679	UT101678679	UMC403516	UMC403515	DAN SULLIVAN # 1	JUAB, UTAH	LODE CLAIM	10S 2W 17	SW
UT101718478	UT101718478	UMC446346	UMC446346	TRACY KT NO 1	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718479	UT101718479	UMC446347	UMC446346	TRACY KT NO 2	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718480	UT101718480	UMC446348	UMC446346	TRACY KT NO 3	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718481	UT101718481	UMC446349	UMC446346	TRACY KT NO 4	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718482	UT101718482	UMC446350	UMC446346	TRACY KT NO 5	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718483	UT101718483	UMC446351	UMC446346	TRACY KT NO 6	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718484	UT101718484	UMC446352	UMC446346	TRACY KT NO 7	UTAH	LODE CLAIM	11S 2W 11	SW
UT101718485	UT101718485	UMC446353	UMC446346	TRACY KT NO 8	UTAH	LODE CLAIM	11S 2W 11	SW
UT101719330	UT101719330	UMC446354	UMC446346	TRACY KT NO 9	UTAH	LODE CLAIM	11S 2W 11	SW
UT101719331	UT101719331	UMC446355	UMC446346	TRACY KT NO 10	UTAH	LODE CLAIM	11S 2W 11	SW
UT101857326	UT101857326	UMC445639	UMC445639	SANDY B NO 10	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857327	UT101857327	UMC445640	UMC445639	SANDY B NO 11	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857328	UT101857328	UMC445641	UMC445639	SANDY B NO 12	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857329	UT101857329	UMC445642	UMC445639	SANDY B NO 13	UTAH	LODE CLAIM	11S 2W 22	NE
NW
UT101857330	UT101857330	UMC445643	UMC445639	SANDY B NO 14	UTAH	LODE CLAIM	11S 2W 22	NE
NW
SE
SW
UT101857331	UT101857331	UMC445644	UMC445639	SANDY B NO 19	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857332	UT101857332	UMC445645	UMC445639	SANDY B NO 20	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857333	UT101857333	UMC445646	UMC445639	SANDY B NO 21	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857334	UT101857334	UMC445647	UMC445639	SANDY B NO 22	UTAH	LODE CLAIM	11S 2W 22	NE
UT101857335	UT101857335	UMC445648	UMC445639	SANDY B NO 23	UTAH	LODE CLAIM	11S 2W 22	NE
SE

Tintic Project	249	January 27, 2023

Osisko Development Corp.

Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Name	County	Claim Type	Township Range Section	Quadrant
UT101858489	UT101858489	UMC445649	UMC445649	SANDY B NO 6	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858490	UT101858490	UMC445650	UMC445649	SANDY B NO 7	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858491	UT101858491	UMC445651	UMC445649	SANDY B NO 8	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858492	UT101858492	UMC445652	UMC445649	SANDY B NO 9	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858493	UT101858493	UMC445653	UMC445649	SANDY B NO 15	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858494	UT101858494	UMC445654	UMC445649	SANDY B NO 16	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858495	UT101858495	UMC445655	UMC445649	SANDY B NO 17	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858496	UT101858496	UMC445656	UMC445649	SANDY B NO 18	UTAH	LODE CLAIM	11S 2W 22	SE
SW
UT101858497	UT101858497	UMC445657	UMC445649	SANDY B NO 24	UTAH	LODE CLAIM	11S 2W 22	SE
UT101858498	UT101858498	UMC445658	UMC445649	SANDY B NO 25	UTAH	LODE CLAIM	11S 2W 022	SE
UT101858499	UT101858499	UMC445659	UMC445649	SANDY B NO 26	UTAH	LODE CLAIM	11S 2W 22	SE
UT101858500	UT101858500	UMC445660	UMC445649	SANDY B NO 27	UTAH	LODE CLAIM	11S 2W 22	SE
UT101858501	UT101858501	UMC445661	UMC445649	CLOE NO 6	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858502	UT101858502	UMC445662	UMC445649	CLOE NO 7	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858503	UT101858503	UMC445663	UMC445649	CLOE NO 8	UTAH	LODE CLAIM	11S 2W 22	SW
UT101858504	UT101858504	UMC445664	UMC445649	CLOE NO 9	UTAH	LODE CLAIM	11S 2W 22	SW

250